VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

SUPPL

07028133

12 October 2007

The Manager
Company Announcements Office
Australian Securities Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

AMENDMENTS TO NOTES TO THE 30 JUNE 2007 FINANCIAL STATEMENTS

We refer to the audited financial statements for the year ended 30 June 2007 for the Village Roadshow Limited group ("VRL group") and Village Roadshow Limited ("parent entity"), which were lodged on 20 September 2007.

We advise that the Income Statement, Balance Sheet and Cash Flow Statement remain unchanged, however there have been a few amendments to the reconciling notes to the financial statements, which relate mainly to parent entity discontinued disclosures, and parent entity and VRL group disclosures of results excluding discontinued operations and material items.

Amended financial statements for the year ended 30 June 2007 are attached. Our auditors, Ernst & Young, have agreed with the amendments, and the amended financial statements will be included in the VRL group 2007 Annual Report, due to be mailed to shareholders on or about 26 October 2007.

BEST AVAILABLE COPY

PROCESSED
NOV 2 3 2007
THOMSON FINANCIAL

RECEIVED
2007 NOV 15 A 11:25

Yours faithfully,

Philip S. Leggo
Group Company Secretary

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141 PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

FINANCIAL REPORT
30 JUNE 2007

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Directors' Report

Your Directors submit their report for the year ended 30 June 2007.

CORPORATE INFORMATION

Village Roadshow Limited ("the Company" or "VRL") is a company limited by shares that is incorporated and domiciled in Australia. The registered office of the Company is located at Warner Roadshow Movie World Studios, Pacific Motorway, Oxenford, Queensland 4210, with the principal administrative office at Level 1, 500 Chapel Street, South Yarra, Victoria 3122.

DIRECTORS AND SECRETARIES

The names of the Directors and Secretaries of the Company in office during the financial year and until the date of this report are:

Directors:
John R. Kirby (Chairman)
Robert G. Kirby
Graham W. Burke
Peter E. Foo (resigned 19 March 2007)
Peter M. Harvie
William J. Conn
D. Barry Reardon
Peter D. Jonson
David J. Evans (appointed 2 January 2007)
Robert Le Tet (appointed 2 April 2007)

Secretaries:
Philip S. Leggo
Shaun L. Driscoll

The qualifications and experience of the Directors and Secretaries and the special responsibilities of the Directors are set out on pages 8 to 10.

As at the date of this report, the relevant interests of the Directors in the shares, options and "in-substance options" of the Company and related bodies corporate were as follows:

Name of Director	Village Roadshow Limited			Austereo Group Limited
	Ordinary Shares	Preference Shares	Ordinary Options	Ordinary Shares
John R. Kirby	79,793,031	-	-	181,093,856
Robert G. Kirby	79,793,031	-	-	181,093,856
Graham W. Burke	79,793,031	-	6,000,000	181,093,856
Peter M. Harvie	257,400	242,900	-	1,030,001
William J. Conn	191,563	-	-	-
Peter D. Jonson	10,000	33,236	-	-
D. Barry Reardon	10,000	8,552	-	-
David J. Evans	-	-	-	-
Robert Le Tet	-	-	-	-

Messrs J.R. Kirby, R.G. Kirby and G.W. Burke each have a relevant interest in 100% of the issued capital of:

- Village Roadshow Corporation Pty. Limited, the immediate parent entity of the Company; and
- Positive Investments Pty. Limited, the ultimate parent entity of the Company.

PRINCIPAL ACTIVITIES

The principal activities of the Company and its controlled entities ("economic entity") during the financial year were:

- Theme Park Operations;
- Cinema Exhibition;
- FM Radio Operations;
- Film, DVD and Video Distribution; and
- Film Production.

OPERATING AND FINANCIAL REVIEW

OVERVIEW

The Village Roadshow Limited group ("the Group" or "VRL group") recorded a net profit after tax of $45.1 million for the year ended 30 June 2007 compared to a $40.7 million loss in the prior year. The VRL group also reported a significant uplift in EBITDA, which increased to $224.8 million, 35% up on the prior year level of $165.9 million.

The strong performance in Theme Parks, Cinema Exhibition and Radio have driven earnings and provided the VRL group with significant cash flows. These cash flows, combined with the strength of the balance sheet, position the group well to take advantage of expected opportunities to grow the group's core businesses in the future, delivering further benefits to shareholders.

The VRL group is also well placed to increase its ownership positions in existing businesses where the business fundamentals suggest this course of action would create value for shareholders – as has been done with Theme Parks and Film Distribution.

OPERATING AND FINANCIAL REVIEW (continued)
OVERVIEW (continued)
Highlights:

- Significant uplift in EBITDA from trading to $224.8 million.
- Net profit after tax of $45.1 million for the year ended 30 June 2007 compared to a $40.7 million loss in the prior year.
- Exceptional trading from Theme Parks, Cinema Exhibition and Radio. Most divisions trading above or in line with prior year results.
- Operating profit after tax, excluding one-off material items and discontinued operations totalled $37.2 million, compared with $17.6 million for the prior year.
- Special dividends and capital returns to shareholders and share buy backs during the year totalled $191.0 million.
- A fully-franked dividend of 9 cents per ordinary share and 12 cents per A Class preference share to be paid on 6 December 2007.
- Film Production Portfolio 2 was closed to help facilitate the pursuit of growth and diversification opportunities for Village Roadshow Pictures Group ("VPRG").
- A new strong slate of films in Portfolio 3 commencing with *The Brave One* starring Jodie Foster, followed by *I Am Legend* starring Will Smith, *Get Smart* starring Steve Carell and *Speed Racer* directed by the Wachowski brothers (of *Matrix* fame).
- Agreement signed for a merger of the Film Production division with a leading company in the music sector.

The current year's result reflects an outstanding result for Theme Parks and Radio, a significant upturn in Cinema Exhibition results, on track profitability in Film Distribution but a disappointing performance in Film Production, which is expected to pick up in the year ending 30 June 2008.

Theme Parks performed strongly, achieving a $40 million operating profit under 100 percent ownership versus the comparative prior year result of $29.6 million after allowing for ownership changes, which validates the Group's decision to purchase the balance of the Theme Parks and Resorts operations early in the financial year.

Cinema Exhibition has benefited from the international rationalisation, as well as several highly successful film releases during the second half, tripling operating profit to $13.6 million.

The investment in Austereo also continues to reap rewards for the VRL group through its ongoing strong ratings and market share performance delivering the VRL group $15.7 million in dividends during the year.

The Film Distribution division continued to lead the market, delivering operating profits of $15.3 million, in-line with expectations, reflecting a successful, stable business. The move to 100% ownership of this business, announced on 15 August 2007, means the VRL group will further benefit from this division's strong profit and cash generating abilities in future years.

The Group's core businesses continue to benefit from a strong focus on improving sales margins, exercising cost restraint and managing operational cash flows. This enables the Group to consider new opportunities, such as Gold Class USA and potential Theme Park opportunities, both in Australia and overseas.

CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE
The Board of Directors completed a number of important capital management initiatives during the year:

- A fully-franked special dividend of 34 cents per ordinary share and 37 cents per A Class preference share, totalling $92.4 million.
- A capital return of 15 cents per ordinary share and 15 cents per A Class preference share, totalling $39.3 million.
- On-market buy-backs of ordinary shares and A Class preference shares totalling $59.3 million.

The total cash payments as a result of these capital management initiatives were $191 million in the year ended 30 June 2007.

VRL has announced it will pay a fully-franked dividend of 9 cents per ordinary share and 12 cents per A Class preference share on 6 December 2007.

During the year VRL appointed David Evans and Robert Le Tet as non-executive board members. These appointments achieved the high priority goal of having a majority of independent directors. David Evans comes to VRL with considerable business and media experience, while Robert Le Tet brings VRL significant experience in broadcasting, films and entertainment.

OPERATIONAL PERFORMANCE
Theme Parks
During the first half of the 2007 financial year the VRL group completed its acquisition of the remaining 50% of the Theme Parks assets from Warner Bros. and the remaining share of Sea World Resort (formerly Sea World Nara Resort).

Operating profit before tax for the Theme Parks division was $40.0 million (100% owned), compared to $7.8 million (mainly 50% owned) for the prior year. Allowing for the change in ownership the comparative prior year result was $29.6 million.

The improvement in the underlying business can be attributed to increased attendances at all Parks following the implementation of several innovative marketing campaigns and better margins through micro-management of cost controls. Also contributing to the result was the successful trading of the Australian Outback Spectacular attraction in its first full year of operations.

Warner Bros. Movie World's attendances increased by 5.8% compared to the corresponding prior period following the introduction of new attractions such as *Superman – The Ride* and *Batwing*.

Sea World's attendances increased by 6.9% compared to the corresponding prior period. New attractions at this park included the new dolphin show *Imagine*.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Directors' Report (continued)

OPERATING AND FINANCIAL REVIEW continued
OPERATIONAL PERFORMANCE continued
Theme Parks (continued)
Wet 'N' Wild Water World generated outstanding growth in attendances, being 18.8% up on the prior corresponding period. New attractions during the year included the opening of the new *H2O Zone* including the amazing *Tornado*. This Wet 'N' Wild increase was particularly pleasing as a new competitive water park opened in mid December last year. Wet 'N' Wild achieved a major milestone in its history this year with its attendances passing the one million mark for the first time.

Sea World Resort improved significantly with average room rates up 10.6% and occupancy rates also up 2.8% on the corresponding prior period. The Resort has benefited from increased synergies with the Theme Parks and improved joint marketing campaigns with VRL's other attractions such as Australian Outback Spectacular.

The new Australian Outback Spectacular attraction continued to trade above expectations since opening in April 2006 with occupancy running at over 95% of capacity. In the June 2007 quarter, attendances were up 9% against the June 2006 quarter.

Cinema Exhibition
VRL's share of operating profit before tax for the year to 30 June 2007 was $13.6 million, excluding discontinued operations, compared to a profit of $4.3 million in the previous year.

Cinema Exhibition's second half results were a marked contrast to the first half, with second half operating profit before tax of $14.5 million, compared to a first half loss of $0.9 million. This turnaround was due primarily to product offerings in the two halves. Second half releases included a significant number of big titles, including *Happy Feet, A Night at the Museum, 300, Spiderman 3, Ocean's 13, Shrek the Third, Pirates of the Caribbean – At World's End* and *Fantastic 4 – The Rise of the Silver Surfer.*

Thanks to this suite of blockbusters, all territories improved their profitability from the prior year. In Greece, the territory has transitioned from its original old style cinemas to the new "Village World" concept including **Vmax**™, Gold Class and other complementary revenue streams such as cafes and bowling.

Post 30 June 2007, further strong results have been generated through *Transformers, Harry Potter and the Order of the Phoenix, The Bourne Ultimatum* and *The Simpson's Movie.*

List of Sites & Screens – Cinema Exhibition Division – Continuing Operations [1]

	As at June 2006		Net Opened/ (Closed/Sold) During 2006/07		As at June 2007		To be Developed During 2007/08	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	72	596	(19)	(63)	53	533	--	7
Czech Republic	2	22	--	--	2	22	--	--
Greece	6	63	1	9	7	72	--	--
Singapore	8	58	1	15	9	73	--	--
Total	88	739	(17)	(39)	71	700	--	7

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure.

During the year, VRL completed the sale of its New Zealand, Fiji and Italian cinema circuits and exited from its two Austrian cinemas. VRL also disposed of all its interest in the Australian Palace cinema joint venture, except for Carlton Nova.

Radio
Austereo ended the 2007 financial year with net profit before tax totalling $66.9 million, up 13.5% on the prior year result of $59.0 million.

This increased profitability, combined with a 10% share buy-back, resulted in a 17.2% increase in Austereo's earnings per share to 12.75 cents. The Group declared a fully franked final dividend of 5.2 cents per share bringing the total dividends for the year to 9.0 cents per share.

Austereo maintained its total audience leadership, including every under 54 radio audience demographic*. The group completed a strong year with number one FM stations in Sydney, Melbourne and Perth, number two in Brisbane and number three in Adelaide. Major new programmes were launched which, together with the consistent ratings, provide the foundation for continued growth.

Austereo boasts a line up of outstanding talent including Hamish & Andy, Kyle and Jackie O, Marty Sheargold and Fifi Box, Tony Martin and Wil Anderson.

In addition to its solid FM brands, Austereo continues to invest in online developments broadening its reach to online streaming, online sites and iPod downloads. It releases over 650,000 podcast programme downloads on average each month.

Austereo remains well advanced in planning for the launch of Digital Radio in January 2009.

VRL sold down its ownership in Austereo to its current position of 51.65% during the year. The profit arising from this transaction has not been recognised in the Income Statement as Austereo remains a subsidiary of VRL. The gain has been taken to other reserves on the balance sheet.

* Nielsen Radio Research, Capital Cities, Survey 4, 19 June 2007.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Directors' Report (continued)

OPERATING AND FINANCIAL REVIEW continued
OPERATIONAL PERFORMANCE continued
Film Distribution
The Film Distribution division performed in line with expectations. VRL's 50% share of the division's net profit after tax totalled $15.3 million compared to $16.7 million in the prior year.

Roadshow Films has continued to enjoy a leading market position, achieving a theatrical market share of 21% and remains the largest independent film distributor in the marketplace, with strong partners such as Warner Bros., Village Roadshow Pictures, New Line, ABC, BBC and The Weinstein Company. It is also well placed to exploit opportunities in both existing mediums and emerging technologies, such as Video On Demand and Electronic Sell Through.

Films to be distributed by Roadshow in the coming year include the September releases of *The Brave One* starring Jodie Foster and *Hairspray*, *I Am Legend* starring Will Smith in November and *The Golden Compass* in December. *Speed Racer* directed by the Wachowskis (the *Matrix* trilogy) will be distributed in mid-2008.

Roadshow Entertainment is the DVD market's leading distributor and has performed exceptionally well principally due to a continuing focus on cost reduction and improved margins. The results also reflect strong sales from titles such as *Happy Feet*, *Memoirs of a Geisha*, *Brokeback Mountain*, *Music and Lyrics*, *She's the Man*, *March of the Penguins*, *The Lake House* and *Hoodwinked*. *Happy Feet* in fact achieved a key milestone, being the biggest selling Australian DVD ever at 437,000 units in under nine weeks of release. TV programming on DVD has continued to increase in popularity with *Thank God You're Here*, the BBC's *Little Britain* and *Planet Earth* and the award winning *Love My Way* all exceeding expectations.

Roadshow Television was similarly impressive, with full year sales results well above expectations predominantly achieved through increased licence fees from the successful investment in The Movie Network and strong gains in Pay-Per-View revenues from Foxtel's Box Office. Revenue from our NZ licensing arrangements with both TVNZ and SkyNZ also exceeded expectations.

On 15 August 2007, VRL announced its acquisition of Amalgamated Holdings Limited (AHD's) equity ownership in the Roadshow Group. This acquisition took VRL's ownership of Roadshow from 50% to 100%, taking the business from an associated entity to a wholly owned subsidiary. Consideration for this acquisition was $95 million, net of shareholder loans owed by AHD of $34.4 million.

Film Production
Operating loss before tax and one-off material items for the year ended 30 June 2007 was $55.8 million compared with a profit of $1.1 million in the prior year.

As announced on 16 August 2007, the Film Production division ("VRPG") closed off its second portfolio of films at the end of August 2007. This decision, taken in agreement with VRPG's studio partner, Warner Bros, led to the booking of film exploitation losses of approximately $45.0 million which are included in the above result.

This strategic decision allows VRPG to pursue growth opportunities with a new slate of films (Portfolio 3), commencing with *The Brave One* starring Jodie Foster, followed by *I Am Legend* starring Will Smith, *Get Smart* starring Steve Carell and *Speed Racer* directed by the Wachowski brothers of *Matrix* fame.

Portfolio 1, which includes the *Matrix* trilogy, will continue to recognise profits over its expected life. In accordance with the VRL portfolio accounting policy which follows Australian accounting standards, these remaining unbooked film exploitation profits are estimated at $25 million on a discounted cash flow basis. Also included in these results were unrealised interest rate hedging results (a loss of $9.4 million in the current year and a gain of $8.0 million in the prior year).

The VRL group has co-financed an Australian feature film, *Rogue* (October 2007 release). Any profits or losses relating to this film will be brought to account separately as it is not part of the film portfolios.

DIVIDENDS
The Directors have declared a fully-franked dividend of 9.0 cents per ordinary share and 12.0 cents per A Class preference share, which will be paid on 6 December 2007. On 4 December 2006, a fully-franked special dividend of 34.0 cents per ordinary share and 37.0 cents per preference share was paid, and in November 2005, a fully-franked special dividend of 7.175 cents per ordinary share and 10.175 cents per preference share was paid.

EARNINGS PER SHARE
Basic earnings per share were 30.12 cents (2006: negative 25.45 cents), basic earnings per share before discontinued operations were 19.68 cents (2006: negative 12.41 cents), and basic earnings per share before material items and discontinued operations were 24.85 cents (2006: 10.98 cents). There were no potential ordinary shares that were dilutive in the years ended 30 June 2007 or 30 June 2006. Total earnings per share before material items and discontinued operations were 14.32 cents (2006: 6.53 cents), based on a weighted average total of 259,741,831 (2006: 269,143,549) ordinary and preference shares.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS
Total equity of the economic entity increased by $5.4 million to $585.8 million during the year. This was attributable to decreases in share capital of $96.0 million (mainly related to the buy backs of shares and capital reductions) and retained profits of $53.1 million, which were offset by increases in minority interests of $23.6 million and reserves of $130.8 million.

Retained profits decreased by $53.1 million mainly as a result of the net profit of $45.1 million and special dividends paid of $92.4 million. The increase in reserves was mainly due to the increase in the controlled entity share sale and buyback reserve of $63.8 million (relating to increments following the sale of part of the shareholding in Austereo Group Limited) and the asset revaluation reserve of $62.8 million (relating to the acquisition of the remaining Theme Park interests effective 3 July 2006).

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Directors' Report (continued)

EVENTS SUBSEQUENT TO REPORTING DATE
Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

(a) Acquisition of remaining 50% of Roadshow Distributors Pty. Ltd. group:
As advised to the Australian Securities Exchange on 15 August 2007, VRL has concluded an agreement to acquire the 50% interest held by Amalgamated Holdings Ltd. ("AHD") in the previously jointly-owned Roadshow Distributors Pty. Ltd. ("RD") group.

Consideration for the purchase is $95 million net of shareholder loans owing by AHD of $34.4 million which will be repaid by VRL. The purchase price was funded out of VRL's existing cash reserves and undrawn credit facilities.

Upon completion of the transaction, which was effective from 25 July 2007, RD became a wholly-owned subsidiary of VRL. The allocation of the total purchase price to the additional assets and liabilities acquired is still being determined.

(b) Restructuring of Village Roadshow Pictures Group & creation of Village Roadshow Entertainment Group:
As advised to the Australian Securities Exchange on 3 September 2007, the Film Production division of the VRL group, Village Roadshow Pictures Group ("VRPG"), has signed an agreement with Concord Music Group ("Concord") to merge VRPG and Concord into a new diversified entertainment group, Village Roadshow Entertainment Group ("VREG").

VRPG and Concord will continue to operate as separate entities in the VREG group. The VRL group will own 39.9% of VREG, and cash consideration of approximately USD 47.8 million will be received at Closing which is expected around the end of October 2007, with the transaction being effective from 1 July 2007. In addition, the VRL group will be entitled to priority distributions of USD 38.25 million out of any future distributable excess cash flows of VREG.

The deconsolidation of the VRPG group will result in a one-off profit after tax of between A$190 million and A$210 million, and will also result in reductions in the VRL group's total assets of around A$958 million and total liabilities of around A$1,130 million, and an increase in total equity of between A$172 million and A$192 million.

(c) Takeover Offer for Sydney Attractions Group Limited:
As advised to the Australian Securities Exchange on 11 September 2007, VRL has made a cash takeover offer of $6.01 per share for all of the shares that the VRL group does not already own in Sydney Attractions Group Limited ("SAQ").

The VRL group currently owns 19.96% of the shares in SAQ, and if the total outstanding balance is acquired at the intended offer price, the total cost to VRL will be $111.3 million.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS
In accordance with the economic entity's strategy of continually improving each individual division's operating performance through the continued development of innovative and competitive products and services, it is anticipated that the economic entity's diversified businesses will operate profitably in the future.

SHARE OPTIONS
Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 19 of the Financial Report. Details of share, option and "in-substance option" transactions in relation to Directors of the economic entity are set out in Notes 25 and 26 of the Financial Report.

INDEMNIFYING AND INSURANCE OF OFFICERS AND AUDITORS
Since the commencement of the financial year, the Company has not, in respect of any person who is or has been an officer or auditor of the Company or related body corporate, indemnified or made any relevant agreement for indemnifying against a liability (including costs and expenses incurred in successfully defending legal proceedings) incurred as an officer or auditor, nor has the Company paid or agreed to pay a premium for insurance against any such liabilities incurred as an officer or auditor other than an un-allocated group insurance premium of $213,042 (2006: $270,425) which has been paid to insure each of the Directors and Secretaries of the Company against any liabilities for costs and expenses incurred in defending any legal proceedings arising out of their conduct as officers of the Company or related body corporate, other than conduct involving wilful breach of duty.

REMUNERATION REPORT
The Remuneration Report, which forms part of this Directors' Report, is set out on pages 11 to 25.

DIRECTORS' MEETINGS
The following statement sets out the attendance of Directors at formal Directors' meetings and committee of Directors' meetings held during the period the Director held office:

Name of Director	Number of Meetings Held While in Office				Number of Meetings Attended			
	Formal	Audit	Remuneration	Nomination	Formal	Audit	Remuneration	Nomination
Graham W. Burke	11	-	2	-	10	-	2	-
William J. Conn	11	3	2	4	11	3	2	4
David J. Evans	4	-	-	-	4	-	-	-
Peter E. Foo	8	-	-	-	8	-	-	-
Peter M. Harvie	11	-	-	-	11	-	-	-
Peter D. Jonson	11	3	-	-	11	3	-	-
John R. Kirby	11	-	-	4	10	-	-	4
Robert G. Kirby	11	-	-	-	11	-	-	-
Robert Le Tet	3	1	-	-	3	1	-	-
D. Barry Reardon	11	2	2	4	10	2	2	4

Informal procedural meetings attended by a minimum quorum of three Directors to facilitate document execution and incidental matters are not included in determining the number of Directors' meetings held.

TAX CONSOLIDATION
A description of the economic entity's position in relation to Australian Tax Consolidation legislation is set out in Note 4 of the Financial Report.

AUDITOR INDEPENDENCE
The Auditor's Independence Declaration to the Directors of Village Roadshow Limited, which forms part of this Directors' Report, is set out on page 7.

NON-AUDIT SERVICES PROVIDED BY AUDITOR
Details of the non-audit services provided by the Auditor are set out in Note 27 of the Financial Report. The non-audit services summarised in Note 27 were provided by the entity's auditor, Ernst & Young. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

ROUNDING
The amounts contained in this report and in the financial statements have been rounded (where applicable) to the nearest thousand dollars under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the Directors at Melbourne this 20th day of September 2007.

G.W. Burke
Director

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Village Roadshow Limited

In relation to our audit of the financial report of Village Roadshow Limited for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

D R McGregor
Partner
20 September 2007

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Officers' Profiles

Board of Directors

John R Kirby
Chairman, Executive Director, Age 60

Member of the Board since 12 August 1988

Holds a Bachelor of Economics and is a Certified Practising Accountant with over 30 years experience in the entertainment industry. Chairman Village Roadshow Limited 1990 to 1994, 1999 to 2002 and from July 2006. Deputy Chairman of Village Roadshow Limited 1994 to 1998, and from 2002 to June 2006. Director Austereo Group Limited and Village Roadshow Corporation Pty Ltd.

Member Executive Committee
Chairman Nomination Committee

Other Listed Public Company Directorships in previous 3 years:
Austereo Group Limited, since 19 January 2001

Robert G Kirby
Deputy Chairman, Executive Director, Age 56

First joined the Board on 12 August 1988, reappointed 5 July 2001

Holds a Bachelor of Commerce with over 30 years experience in the entertainment and media industry. Through the launch of Roadshow Home Video, Mr. Kirby was the driving force behind the Australian video revolution of the 1980's and 1990's. He is a pioneer of new cinema concepts in both Australia and internationally and has been at the forefront of Village Roadshow's successful diversification into theme parks, radio and production. Chairman of Village Roadshow Limited 1994 to 1998, and from 2002 to June 2006. Deputy Chairman Village Roadshow Limited 1990 to 1994, 1999 to 2002 and from July 2006. Director Austereo Group Limited and Chairman of Village Roadshow Corporation Pty Ltd. Currently Deputy Chair of Peter MacCallum Cancer Foundation and of the Zoological Parks and Gardens Board, Member of Patrons Council, Epilepsy Foundation and Patron of Victorian Arts Centre.

Member Executive Committee

Other Listed Public Company Directorships in previous 3 years:
Austereo Group Limited, since 19 June 2001
Sydney Attractions Group Limited, from 19 December 2006 to 16 April 2007

Graham W Burke
Managing Director, Executive Director, Age 65

Member of the Board and Managing Director since 9 September 1988

Managing Director Village Roadshow Limited, a position he has held since 1988 with unrivalled experience in the entertainment and media industries. Mr Burke has been one of the strategic and creative forces behind Village Roadshow's development and founded Roadshow Distributors with Roc Kirby. He was also a founding director of radio station 2Day FM, and spent four years as the original Commissioner of the Australian Film Commission. Director Austereo Group Limited and Village Roadshow Corporation Pty Ltd.

Chairman Executive Committee
Member Remuneration Committee

Other Listed Public Company Directorships in previous 3 years:
Austereo Group Limited, since 19 January 2001

Peter M Harvie
Executive Director, Age 68

Member of the Board since 20 June 2000

Executive Chairman, Austereo Group Limited with over 45 years experience in the advertising, marketing and media industries. First entered radio in 1993 as Managing Director of the Triple M network before becoming Managing Director of the enlarged group following its merger with Austereo in 1994. Founder and Managing Director of the Clemenger Harvie advertising agency from 1974 to 1993. Director Mazda Foundation Limited and Art Exhibitions Australia Limited.

Member Executive Committee

Other Listed Public Company Directorships in previous 3 years:
Austereo Group Limited, since 16 January 2001

Board of Directors (continued)

William J Conn
Independent Non-Executive Director, Age 61

Member of the Board since 12 March 1992

Holds a Bachelor of Commerce (Hons) from the University of Melbourne and a MBA from Columbia University. Mr Conn has over 35 years experience in investment banking with Potter Warburg Limited and McIntosh Securities Limited. He is a Director of Becton Property Group Limited, Coneco Limited and Berren Asset Management Limited. He is Chairman of the Foundation for Young Australians, a Director of both the National Academy of Music and Melbourne Food and Wine and is a consultant to Merrill Lynch International (Australia) Limited.

Chairman Audit Committee
Member Remuneration Committee to June 2007
Member Nomination Committee

Other Listed Public Company Directorships in previous 3 years:
Grand Hotel Group Limited, until 15 February, 2007
Coneco Limited, since 26 March 2001
Becton Property Group Limited, since 1 July 2005
Berren Asset Management Limited (as Responsible Entity for the International Wine Investment Fund), since 3 November 2004

Peter D Jonson
Independent Non-Executive Director, Age 61

Member of the Board since 24 January 2001

Holds a Bachelor of Commerce and Master of Arts degrees from Melbourne University and Ph D from the London School of Economics. Following a 16 year career with the Reserve Bank of Australia including 7 years as Head of Research, entered the private sector with roles at leading Australian financial institutions. Positions included Head of Research, James Capel Australia; Managing Director, Norwich Union Financial Services; and Chairman, ANZ Funds Management. Founding Chair Australian Institute for Commercialisation Ltd (2002-2007). Currently Chair of Bionomics Ltd, Australian Aerospace and Defence Innovations Ltd and the Federal Government's Cooperative Research Centre Committee. Serves on the Boards of other companies including Phillip Asia Capital Management Ltd, Metal Storm Limited and Pro Medicus Ltd.

Member Audit Committee
Chairman Remuneration Committee from July 2007

Other Listed Public Company Directorships in previous 3 years:
Bionomics Ltd, since 11 November 2004
Pro Medicus Limited, since October 2000
Metal Storm Limited, since 7 February 2006

D Barry Reardon
Independent Non-Executive Director, Age 75

Member of the Board since 24 March 1999

Holds a Bachelor of Arts, Holy Cross College and MBA, Trinity College. Over 40 years in the motion picture business. Formerly Executive Vice President and Assistant to the President, Paramount Pictures. Between 1975 and 1978, Mr Reardon held the positions of Executive Vice President, General Cinema Theatres and between 1978 and 1999 was President, Warner Bros. Distribution. Serves on the board of various United States companies and organisations and is a Director of Village Roadshow Pictures International Pty Ltd.

Member Audit Committee to March 2007
Member Remuneration Committee
Member Nomination Committee to June 2007

Other Listed Public Company Directorships in previous 3 years:
Loewe Cineplex Inc., since September 2003
Tribune Media Inc., since 1999
Sundance Cinema Corporation Inc, since January 2006

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Officers' Profiles (continued)

Board of Directors (continued)

David J. Evans
Independent Non-Executive Director, Age 67

Member of the Board since 2 January 2007

Over 40 years international business experience in media and entertainment industries including CEO of GTV Channel Nine in Melbourne, President and COO at Fox Television and Executive Vice President News Corporation including Sky Entertainment Services Latin America. Most recently President and CEO of Crown Media Holdings Inc, previously Hallmark Entertainment Networks, since 1999. Serves on the board of John Fairfax Holdings Limited, British Sky Broadcasting Group Plc and the Australian Tissue Engineering Centre.

Member Nomination Committee from July 2007

Other Listed Public Company Directorships in previous 3 years:
John Fairfax Holdings Limited, since 22 June 2005
British Sky Broadcasting Group Plc, since 21 September 2002

Robert Le Tet
Independent Non-Executive Director, Age 63

Member of the Board since 2 April 2007

Holds a Bachelor of Economics from Monash University and has qualified as an accountant with over 35 years experience in broadcasting, film and entertainment industries. Founded and operates as Executive Chairman of venture capital company Questco Pty Ltd. Previously Director at television production company Crawford Productions, Deputy Chairman at radio station EONFM as well as 20 years as Chairman and CEO of Australia's largest film and advertising production company, The Film House Group. Also previously Chairman of Metropolitan Ambulance Service in Melbourne, WSA Communications Pty Ltd, Entertainment Media Pty Ltd and radio stations 3UZ and 3CV. Served as Board member for 5 years of the Australian Broadcasting Authority and was Chairman of its Audit Committee.

Member Audit Committee from April 2007

Other Listed Public Company Directorships in previous 3 years:
Nil.

Peter E Foo
Finance Director, Executive Director, Age 52

Member of the Board from 12 February 1998 to 19 March 2007

Holds a Bachelor of Economics with 29 years experience in the management and finance of all facets of the group. Joined Village Roadshow in 1978 and served as Finance Director from 1998 until 19 March 2007, becoming Group Chief Operating Officer in March 2007. Director Austereo Group Limited and all Village Roadshow's major subsidiaries..

Member Executive Committee

Other Listed Public Company Directorships in previous 3 years:
Austereo Group Limited, since 25 February 2004

Company Secretaries

Philip S Leggo
Group Company Secretary, Age 53

A Chartered Accountant holding a Bachelor of Business Studies from Royal Melbourne Institute of Technology and a Fellow of the Australian Institute of Company Directors. Mr Leggo has over 20 years experience in the media and entertainment industries, is a member of the Company's Executive Committee and a Secretary and Director of all of Village Roadshow's major subsidiaries.

Shaun L Driscoll
Co Company Secretary & Group Manager Corporate Services, Age 52

Holds a Bachelor of Arts and Bachelor of Laws from University of Natal and is a Fellow of the Institute of Chartered Secretaries. Mr Driscoll has diverse industry experience including over 17 years with Village Roadshow, is a Secretary of all of Village Roadshow's subsidiaries and associated entities and a Director of Village Roadshow's wholly owned subsidiaries.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Remuneration Report

This report outlines the compensation arrangements in place for Directors and senior managers of the Company and of other senior managers of the Village Roadshow Limited consolidated entity for the year ended 30 June 2007 in accordance with Section 300A of the *Corporations Act 2001*. The compensation of the Key Management Personnel of the consolidated entity as required by AASB 124 and their share-based payments are set out in Notes 25 and 26 of the Financial Report.

1. Board Policy

The performance of the Company depends upon the skills and quality of its Directors, and its Secretaries and senior executives ("senior managers"). To prosper the Company must attract, motivate and retain highly skilled Directors and senior managers. The compensation structure is designed to strike an appropriate balance between fixed and variable remuneration, rewarding capability and experience and providing recognition for contribution to the Company's overall goals and objectives.

To this end the Company embodies the following principles in its compensation framework:

- Provide competitive rewards to attract and retain high calibre Directors and senior managers who are dedicated to the interests of the Company;
- Link executive compensation to the achievement of the Company's financial and operational performance;
- All Executive Directors and senior managers have a portion of their compensation 'at risk' by having the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth or other pre-determined personal performance indicators and benchmarks; and
- Establish appropriate, demanding, personalised performance hurdles in relation to variable executive remuneration and bonuses.

The framework of the Company's compensation policy provides for a mix of fixed pay and variable ("at risk") pay:

- Short term, fixed compensation;
- Other benefits and post-employment compensation such as superannuation; and
- Variable Compensation:
  - Short Term performance Incentive Bonus ("STI"); and
  - Long Term equity-linked performance Incentive ("LTI").

2. Remuneration Committee

The Remuneration Committee's Charter provides for the review of compensation of the Company's Directors and senior managers, including any equity participation by Executive Directors and senior managers. The Committee makes recommendations and takes external advice from time to time on the compensation of the Executive Directors and senior managers with the overall objective of motivating and appropriately rewarding performance.

The Charter, role, responsibilities, operation and membership of the Remuneration Committee of the Board are set out in the Corporate Governance section of the Company's Annual Report.

The compensation arrangements of the separately ASX listed controlled entity, Austereo Group Limited ("Austereo"), are determined by that entity's Remuneration Committee, and, subject to the completion of the merger to form Village Roadshow Entertainment Group (BVI) Limited ("VREG") later in calendar 2007, by VREG's Remuneration Committee.

3. Non-executive Director Remuneration

(a) Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain appropriately qualified and experienced Non-executive Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders. The Company operates a complex business in fiercely competitive markets and the duties and obligations of Non-executive Directors are becoming increasingly onerous.

(b) Structure

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-executive Directors shall be determined from time to time by shareholders in general meeting. An amount not exceeding the annual amount so determined is then divided between the Non-executive Directors as agreed.

The latest determination was at the Annual General Meeting held on 24 November 1998 when shareholders approved an aggregate remuneration level for Non-executive Directors of $800,000 per annum. This aggregate fee level includes any compensation paid to Non-executive Independent Directors who may serve on Boards of the consolidated entity, including those Non-executive Independent Directors of Austereo, which are paid directly by those entities. Aggregate payments to Non-executive Directors have never exceeded the total pool approved by shareholders.

Each Non-executive Director receives a fee for being a Director of the Company. An additional fee is also paid for each Board Committee on which a Non-executive Director sits. The payment of additional fees for serving on a Committee recognises the additional time commitment required by Directors who serve on one or more Committees.

Non-executive Directors' fees do not incorporate any bonus or incentive element.

During the period Non-executive Independent Directors were paid at the rate of $70,000 per annum plus $15,000 per annum for each Board Committee on which they served, payable quarterly in arrears. From July 2007 these fees have been increased to $80,000 per annum and to $15,000 per Committee representation, other than for the Nomination Committee which is set at 50% of the Committee fee. In addition, Committee Chairs are paid at a rate of 50% above other Committee members in recognition of the additional workload.

3. Non-executive Director Remuneration (continued)

The Company does not have and never has had a retirement benefit scheme for Non-executive Directors, other than their individual statutory superannuation benefits which, where applicable, are included as part of their total Director's fee remuneration.

In addition, it is considered good governance for Directors to have a stake in the Company on whose board he or she sits and the Company encourages Executive and Non-executive Directors to hold shares in the Company. Subject to any necessary approvals as may be required by law or by ASX Listing Rules, Directors may be invited from time to time to participate in share and 'in substance option' plans offered by the Company.

The various share, option and 'in substance option' entitlements of all Directors are advised to the Australian Securities Exchange in accordance with the Listing Rules and Corporations Act requirements and are set out on page one of the Directors' Report.

The remuneration of Non-executive Independent Directors for the periods ending 30 June 2007 and 30 June 2006 is detailed on page 24 of this Remuneration Report.

4. Executive Director and Senior Manager Compensation

The names and positions of the Executive Directors, and of the five highest paid senior managers of the Company and of the consolidated entity for the period ending 30 June 2007 and 2006 ("relevant senior managers") are detailed on pages 24 and 25 of this Remuneration Report.

(a) Objective

The Company aims to reward Executive Directors and senior managers with a level and mix of remuneration commensurate with the seniority of their position and responsibilities within the Company, so as to:

- reward for Company or divisional performance against targets set by reference to appropriate benchmarks;
- align the interests of the Executive Directors and senior managers with those of the Company and of its shareholders;
- link their rewards to the strategic goals and performance of the Company or relevant division; and
- ensure total compensation is competitive by market standards.

(b) Structure

In determining the level and make-up of Executive Director and senior manager compensation, the Remuneration Committee seeks independent advice of external consultants as required to advise on market levels of compensation for comparable roles from time to time.

The compensation of Executive Directors and senior managers consists of one or more of the following key elements:

- Short term, fixed compensation;
- Other compensation such as post employment compensation (including superannuation); and
- Variable Compensation:
  - Short Term Incentive Bonus ("STI"); and
  - Long Term Incentive ("LTI").

The proportion of fixed pay and variable compensation (potential short term and long term incentives) is monitored by the Remuneration Committee, taking into account the Company's then present circumstances and its future short-term and longer-term goals.

The details of the fixed and variable components (and the relevant percentages) of each individual Executive Director and relevant senior manager of the Company and of the consolidated entity are set out on pages 24 and 25 of this Remuneration Report.

The remuneration and terms and conditions of employment for the Executive Directors and senior managers are often but not always specified in individual contracts of employment. The details of each contract of the relevant Executive Directors and relevant senior managers are outlined on pages 22 and 23 of this Remuneration Report.

(c) Fixed Compensation

(i) Objective

The level of fixed pay is set so as to provide a base level of compensation which is appropriate to the seniority of the position and to be competitive in the market.

Fixed pay (defined as the base compensation payable to an individual and which is not dependent on the outcome of specific criteria) is reviewed annually by the Remuneration Committee. As noted earlier, the Committee has access to independent external advice.

(ii) Structure

The Executive Directors and senior managers receive their fixed (primary) compensation in a variety of forms including cash, superannuation and taxable value of fringe benefits such as motor vehicles and other non-cash benefits. The fixed compensation component of each Executive Director and relevant senior manager for the periods ended 30 June 2007 and 30 June 2006 is detailed on pages 24 and 25 of this Remuneration Report.

4. Executive Director and Senior Manager Compensation (continued)

(d) Variable Compensation — Short Term Incentive ("STI") Bonus

(i) Objective

The objective of the STI bonus program is to link the achievement of the Company or divisional annual operational targets with the compensation received by the Executive Directors and senior managers charged with meeting those targets. The total potential STI bonus available is set at a level so as to provide sufficient incentive to the Executive Director or senior manager to achieve the operational targets and such that the cost to the Company is reasonable in the circumstances.

(ii) Structure

All Executive Directors and senior managers are eligible to participate in the Company's annual STI bonus scheme after at least six months of service. Actual STI bonus payments made to each Executive Director and senior manager depend on the extent to which specific budgeted operating targets or other criteria set at the beginning of each financial year are met.

The Company has predetermined performance benchmarks which must be met in order to trigger payments under the STI bonus scheme. These performance conditions were chosen so as to align the STI payments to the operational performance of the Company or the division.

The operational targets consist of a number of Key Performance Indicators ("KPI's") as part of the annual budget setting processes for financial measures of performance supporting the Company's annual targets. For Messrs J.R. Kirby, R.G. Kirby and G.W. Burke, these measures include criteria relating to profitability, cash flow, and share price growth. Mr. P.M. Harvie declined to accept his 2006 STI bonus from Austereo. All bonuses, including any recommended STI bonus payments for Executive Directors and senior managers, are approved by their respective Remuneration Committees.

As future STI bonuses are dependent on a number of external variables, including the future share price of the Company's securities and the financial performance of the consolidated entity, it is not possible to estimate the minimum or maximum bonuses that might be payable in subsequent financial years.

In addition, transaction based specific bonuses may be payable to one or more Executive Directors and senior managers where specific medium term strategic challenges are encountered. In particular, the senior management involved in the successful completion in October 2005 of the financial restructuring by the Company of its film production interests with the Crescent Entertainment parties and the effective creation of Village Roadshow Pictures Group ("VRPG") resulted in cash bonuses being paid to Messrs G.W. Burke, G. Basser, B. Berman. S. Krone and other VRPG senior executives.

The STI bonus payments made to each of the Executive Directors and relevant senior managers in the periods ending 30 June 2007 and 30 June 2006 are detailed on pages 24 and 25 of this Remuneration Report.

(e) Variable Remuneration — Long Term Incentive ("LTI")

(i) Objective

The objective of the Company's various LTI plans is to reward Executive Directors and senior managers in a manner which assists in aligning this element of their remuneration with the creation of shareholder wealth.

Over the past five years there have been six different LTI plans within the consolidated entity:

- The issue of options over ordinary shares to the Managing Director;
- The Company's Executive Share Plan and Loan Facility ("ESP");
- The Company's Senior Executive Share Plan and Loan Facility ("SESP")
- Austereo Group Limited's Executive Share Plan and Loan Facility ("AESP");
- The Village Roadshow Pictures Group's Long Term Incentive shadow equity plan ("VRPG LTI"); and
- The Company's legacy Executive and Employee Option Plan ("EOP")

Participation in the LTI plans listed above for the Company's Directors and executives are set out in Note 26 of the Financial Report.

The LTI plans are not designed specifically to remunerate Executive Directors or senior managers, unlike their fixed compensation or their STI bonus arrangements, and, other than the VRPG LTI, have no specific performance conditions for the vesting of such benefits other than tenure and share price performance. Instead the LTI's are primarily intended to encourage a sense of ownership with those Executive Directors and senior managers to whom the LTI's are granted and to assists in aligning their long term interests with those of shareholders, and may be regarded as a partial retention mechanism by the Company. The characteristics and performance conditions of the VRPG LTI are outlined below on pages 17 and 18 of this Remuneration Report.

Other than the VRPG LTI, the benefits, if any, under the LTI plans are linked to the performance of the Company via its share price. The Company considers that the five year period over which the ESP and SESP shares (or four year period for the AESP as applicable) are 'earned' and the long term horizon of the loans from the consolidated entity for the ESP, SESP, AESP and EOP for the duration of Executive Directors' and senior managers' employment are appropriate given the shorter term performance hurdles to which each employee is subject. Similarly, the three, four and five year vesting periods of the ordinary options granted to Mr. G.W. Burke and the significant uplift of the exercise price thresholds of each tranche of options are designed to encourage performance from the Company's Managing Director and to closely align Mr. Burke's interests with those of shareholders.

Other than as noted below, no options have been granted, exercised or lapsed during the reporting period. Details of unissued shares under option, shares issued as a result of the exercise of options and 'in substance options' held during the period in relation to Key Management Personnel of the Company are set out in Note 26 of the Financial Report.

4. Executive Director and Senior Manager Compensation (continued)

The Company has used the fair value measurement provisions of AASB 2: *Share-based Payment* for all options or equity instruments granted to Directors and relevant senior executives after 7 November 2002 which have not vested as at 1 January 2005. Under AASB 2: *Share-based Payment* these are all deemed to be 'in substance options' even where the equity instrument itself is not a share option.

The fair value of such 'in substance option' grants are disclosed as part of Director and senior manager compensation and are amortised on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to 'in substance options' that never vest (i.e. forfeitures).

From 1 January 2005, options or 'in substance options' granted as part of Director and senior manager compensation have been valued using the Black Scholes or binomial option-pricing model or the Monte Carlo simulation technique, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

A detailed summary of these various LTI plans is set out below.

(ii) Structure

(A) Option Plan for Managing Director

The LTI grant to Mr. G.W. Burke was delivered in the form of six million options over ordinary shares in the Company, approved by special resolution of the Company's shareholders on 15 May 2001.

Two million options are exerciseable at an exercise price of $3.00 not earlier than 15 May 2004; two million options are exerciseable at an exercise price of $4.00 not earlier than 15 May 2005; and two million options are exerciseable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exerciseable no later than 30 November 2007 or two years following the cessation of Mr. Burke's employment with the Company, whichever is the earlier.

The fair value of each option is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions used for grants made on 15 May 2001:

- Expected volatility: 30%;
- Historical volatility: 30%;
- Risk-free interest rate: 5.53% (options vesting 15 May 2004) and 5.66% for the remainder;
- Expected life of options: 5 years (options vesting 15 May 2004) and 6 years for the remainder.

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. The resulting fair values per option are:

Number of Options	Grant Date	Vesting Date	Fair Value
2,000,000	15 May 2001	15 May 2004	$0.172
2,000,000	15 May 2001	15 May 2005	$0.152
2,000,000	15 May 2001	15 May 2006	$0.107

Currently, these fair values are not recognised as expenses in the financial statements, in accordance with AASB 2, as the options were issued prior to 7 November 2002. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $nil for the 2007 financial year (2006: $38,558). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest). The notional adjusted equity value of Mr. Burke's options and the percentage of his total remuneration is detailed on page 24 of this Remuneration Report.

(B) Executive Share Plan and Loan Facility ("ESP")

The Company's ESP was approved by shareholders on 19 November 1996 and allows for the issue of up to 5% of the Company's issued A Class preference shares to executives and employees of the consolidated entity and significant associated entities. Directors of the Company are not eligible to participate in the ESP. All grants to Mr. P.M. Harvie under the ESP were in his capacity as an executive of the consolidated entity and were prior to him becoming a Director of the Company.

Offers are at the discretion of the Directors and preference shares are issued at the 5-day weighted average price on the market prior to allotment, rounded up to the next whole cent. The shares are held directly by the executive who pays for the allotment by obtaining a loan from the consolidated entity which holds the ESP shares as security.

The shares are 'earned' at the rate of 20% per year over five years from date of issue. The loan bears interest at ten cents per share per annum and the first ten cents of every dividend per share is used to repay the interest accrued and 50% of the remaining dividend per share is used to repay the capital amount of the loan.

If the executive resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Directors. In circumstances where the market value of the remaining ESP shares at the end of the six month period is less than the amount owing on the loan, then the Company will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. This is the basis on which they have been classified as 'in substance options'.

4. Executive Director and Senior Manager Compensation (continued)

On 17 March 2005, 150,000 preference shares were allotted to Mr. P.S. Leggo according to his employment contract. Under AASB 2: *Share-based Payment* this allotment is deemed to be of 'in substance options' even though the equity instrument itself is not a share option.

The fair value of each option for Mr. Leggo was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 17 March 2005:

- Value per loan per share: $1.92;
- Expected volatility: 22% - based on historical volatility;
- Risk-free interest rate: 5.62% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr Leggo are:

Number of Options	Grant Date	Vesting Date	Fair Value
30,000	17 March 2005	17 March 2006	$0.33
30,000	17 March 2005	17 March 2007	$0.33
30,000	17 March 2005	17 March 2008	$0.33
30,000	17 March 2005	17 March 2009	$0.33
30,000	17 March 2005	17 March 2010	$0.33

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $11,240 for the 2007 financial year (2006: $19,676). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Mr. Leggo's 'in substance options' and the percentage of his total remuneration is detailed on page 25 of this Remuneration Report.

On 31 January 2007, 150,000, 200,000, 150,000, 300,000 and 350,000 preference shares were allotted to Messrs P.S. Leggo, S.T. Phillipson, T.N. Pane, T. Carroll and Ms. J.E. Raffe respectively. The total number of preference shares allotted to these Key Management Personnel was 1,150,000. Under AASB 2: *Share-based Payment* this allotment is deemed to be of 'in substance options' even though the equity instrument itself is not a share option.

The fair value of each 'in substance option' for Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, T. Carroll and Ms. J.E. Raffe was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 31 January 2007:

- Value per loan per share: $3.14;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.971% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, T. Carroll and Ms. J.E. Raffe are:

Number of Options	Grant Date	Vesting Date	Fair Value
230,000	31 January 2007	31 January 2008	$0.919
230,000	31 January 2007	31 January 2009	$0.919
230,000	31 January 2007	31 January 2010	$0.919
230,000	31 January 2007	31 January 2011	$0.919
230,000	31 January 2007	31 January 2012	$0.919

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $199,663 for the 2007 financial year (2006: $nil). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, T. Carroll and Ms. J.E. Raffe's 'in substance options' and the percentage of their total remuneration is detailed on page 25 of this Remuneration Report.

On 28 April 2006, 533,333 preference shares were allotted to Mr. G. Basser at $1.40 in accordance with previous commitments between the executive and the Company in May 2002. The intention of the parties was to put Mr Basser in the same position as though the allotment had gone ahead in May 2002. Under AASB 2: *Share-based Payment* this allotment is also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

This allotment replaced 533,333 preference shares held under the ESP by Mr. Basser since 2002 which were bought back and cancelled for their issue price by the Company. The carried forward accrued interest of approximately $0.25 per share was transferred to the new ESP loans for Mr. Basser resulting in a starting loan balance in April 2006 of $1.65 per share.

4. Executive Director and Senior Manager Compensation (continued)

The 2002 notional allotment had a performance hurdle of 10% per annum compound share price growth with vesting set at the standard ESP vesting rate of 20% per annum. By April 2006, 80% of these notional ESP shares would have vested, as the performance for the first four tranches would have been achieved based on the then market price ($2.05) having exceeding the target share price, with the remaining 20% vesting in April 2007 based on a market price of approximately $2.24 per share.

The fair value of each 'in substance options' for Mr Basser was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 28 April 2006:

- Value per loan per share: $1.65;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.68% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr Basser are:

Number of Options	Grant Date	Vesting Date	Fair Value
426,666	28 April 2006	28 April 2006	$0.55
106,667	28 April 2006	28 April 2007	$0.55

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $48,541 for the 2007 financial year (2006: $244,792). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Mr. Basser's 'in substance options' and the percentage of his total remuneration is detailed on page 25 of this Remuneration Report.

On 30 April 2006, Mr. Basser ceased to be a senior executive of the Company but remains a senior executive of the consolidated group at the end of the 2007 financial year.

(C) Senior Executive Share Plan and Loan Facility ("SESP")

The Company's SESP was approved by shareholders on 25 November 2005 and allows for the issue of 1,000,000 ordinary shares and 1,000,000 preference shares in the capital of the Company to the Company's then Finance Director, Mr. P.E. Foo, under a Share Subscription and Loan Deed.

The SESP shares were issued at the 5-day weighted average price on the market prior to allotment, which was on 14 December 2005, rounded up to the next whole cent. The shares are held directly by Mr. Foo who pays for the allotment by obtaining a loan from the economic entity which holds the SESP shares as security.

As with the ESP, the SESP shares are 'earned' at the rate of 20% per year over five years from date of issue. The loans bear interest at ten cents per preference share and seven cents per ordinary share per annum with the first ten cents per preference share and seven cents per ordinary share of every dividend used to repay the interest accrued. 50% of any remaining dividends per share are used to repay the capital amount of the loans, which loans must be repaid within 8 years (by December 2013).

If Mr. Foo resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Directors. In circumstances where the market value of the remaining SESP shares at the end of the six month period is less than the amount owing on the loan, then the Company will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. This is the basis on which they have been classified as 'in substance options'. Under AASB 2: *Share-based Payment* this allotment is also deemed to be of 'in substance options' even though the equity instrument itself is not an option.

The fair value of each 'in substance option' is estimated on the date of grant using the binomial option-pricing model with the following assumptions used for preference share grants made on 14 December 2005:

- Value per loan per share: $2.29;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.41% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' relating to preference shares for Mr. Foo are:

Number of Options	Grant Date	Vesting Date	Fair Value
200,000	14 December 2005	14 December 2006	$0.50
200,000	14 December 2005	14 December 2007	$0.50
200,000	14 December 2005	14 December 2008	$0.50
200,000	14 December 2005	14 December 2009	$0.50
200,000	14 December 2005	14 December 2010	$0.50

4. Executive Director and Senior Manager Compensation (continued)

The fair value of each 'in substance option' is estimated on the date of grant using the binomial option-pricing model with the following assumptions used for ordinary share grants made on 14 December 2005:

- Value per loan per share: $2.67;
- Expected volatility: 30% - based on historical volatility;
- Risk-free interest rate: 5.41% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' relating to ordinary shares for Mr. Foo are:

Number of Options	Grant Date	Vesting Date	Fair Value
200,000	14 December 2005	14 December 2006	$0.90
200,000	14 December 2005	14 December 2007	$0.90
200,000	14 December 2005	14 December 2008	$0.90
200,000	14 December 2005	14 December 2009	$0.90
200,000	14 December 2005	14 December 2010	$0.90

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $174,087 for the 2007 financial year (2006: $123,863) for the preference share 'in substance options' and of $313,356 for the 2007 financial year (2006: $222,953) for the ordinary share 'in substance options'. Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest).

The notional adjusted equity value of Mr. Foo's 'in substance options' and the percentage of his total remuneration is detailed on page 24 of this Remuneration Report.

On 19 March 2007, Mr. Foo resigned as a director of the Company but, as Group Chief Operating Officer, remains a senior executive of the Company at the end of the 2007 financial year.

(D) Austereo Group Limited's Executive Share Plan and Loan Facility ("AESP")

The AESP, and the specific grant of shares to Messrs P.M. Harvie and M.E. Anderson, was approved by shareholders of Austereo on 19 January 2001, and allows for the issue of up to 5% of Austereo's issued ordinary shares to executives and employees of the Austereo consolidated entity. Executive Directors of Austereo are eligible to participate in the AESP.

Offers are at the discretion of the Austereo Directors and ordinary shares are issued at the five-day weighted average price on the market prior to allotment, rounded up to the next whole cent. The shares are held directly by the Austereo executive who pays for the allotment by obtaining a loan from the Austereo consolidated entity which holds the AESP shares as security.

The shares are 'earned' at the rate of 25% per year over four years from date of grant. The loan bears interest at six cents per share per annum and the first six cents of every dividend per share is used to repay the interest accrued and 50% of the remaining dividend per share is used to repay the capital amount of the loan.

If the executive resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Austereo's Directors. In circumstances where the market value of the remaining AESP shares at the end of the six month period is less than the amount owing on the loan, then Austereo will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. This is basis on which they have been classified as 'in substance options'.

Under AASB 2: *Share-based Payment*, any allotments under the AESP are also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

(E) Village Roadshow Pictures Group Long Term Incentive shadow equity plan ("VRPG LTI")

Village Roadshow Pictures Group ("VRPG"), the Company's motion picture production division, issued certain rights (called "Performance Units") in relation to VRPG to certain senior executives of VRPG with effect from 1 November 2005, being the date of the financial restructuring by the Company of its film production interests with the Crescent Entertainment parties and the effective establishment of VRPG. Further details of this transaction were set out in Note 28 of the 2005 financial statements of the Company, including the underlying transaction value for 100% of the "Hollywood" film production component of the division of US$230 million.

The Performance Units vest at the rate of 20% per annum commencing from 31 December 2006. If a Trigger Event occurs, the holder of vested Performance Units will be paid an amount in cash or, in the case of an Initial Public Offering ("IPO") only, granted an option, subject to meeting a performance condition at the time of the Trigger Event, to purchase a specified percentage of equity in VRPG at a specified price.

A Trigger Event is defined as when substantially all of the equity in VRPG is sold or when a Liquidity Event occurs. A Liquidity Event is when the shareholders of VRPG receive a substantial amount of cash or when there is a sale of significant assets of VRPG, including should an IPO of VRPG occur. The Performance Condition that must be met is that the capital value of VRPG must have increased by 8% compound per annum from 1 November 2005 to when one of the Trigger Events occurs.

If an employee of VRPG leaves before one of the events has occurred, VRPG has an option to buy back the vested Performance Units using a specified formula to determine the capital value.

4. Executive Director and Senior Manager Compensation (continued)

There are two types of Performance Units – Category A provides for five executives (including Messrs G. Basser and S. Krone and Ms. D. Goldberg) in total to own Performance Rights equivalent to 5.05% of the equity of VRPG based on the capital value of VRPG at 1 November 2005 of US$230 million, and Category B is a right for Mr. B. Berman to own Performance Rights equivalent to 2.5% of the equity of VRPG for no consideration.

The fair value of each Category A Performance Unit right is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used for grants made on 1 November 2005:

- Expected volatility: 40-50%;
- Exercise Price: US$230 million;
- Dividend Yield: 12% (expectation by the Company that the initial investment will be recouped in 8 years);
- Risk-free interest rate: 4.5% - zero coupon on US Government bond, converted to a continuously compounded rate;
- Expected life of options: 8 years (assuming when one of the Trigger Events will occur);
- Exchange Rate: 0.7458 as at 1 November 2005.

The resulting fair values per option for those Category A Performance Unit rights are:

Number of Options	Grant Date	Vesting Date	Fair Value
20% of 5.05% of VRPG	1 November 2005	31 December 2006	$358,005
20% of 5.05% of VRPG	1 November 2005	31 December 2007	$358,005
20% of 5.05% of VRPG	1 November 2005	31 December 2008	$358,005
20% of 5.05% of VRPG	1 November 2005	31 December 2009	$358,005
20% of 5.05% of VRPG	1 November 2005	31 December 2010	$358,004

The fair value of each Category B Performance Unit option is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used for grants made on 1 November 2005:

- Expected volatility: 40-50%;
- Exercise Price: nil;
- Dividend Yield: 12% (expectation by the Company that the initial investment will be recouped in 8 years);
- Risk-free interest rate: 4.5% - zero coupon on US Government bond, converted to a continuously compounded rate;
- Expected life of options: 8 years (assuming when one of the Trigger Events will occur);
- Exchange Rate: 0.7458 as at 1 November 2005.

The resulting fair values per option for those Category B Performance Unit rights are:

Number of Options	Grant Date	Vesting Date	Fair Value
20% of 2.5% of VRPG	1 November 2005	31 December 2006	$241,083
20% of 2.5% of VRPG	1 November 2005	31 December 2007	$241,083
20% of 2.5% of VRPG	1 November 2005	31 December 2008	$241,083
20% of 2.5% of VRPG	1 November 2005	31 December 2009	$241,084
20% of 2.5% of VRPG	1 November 2005	31 December 2010	$241,084

These Performance Unit grants have been amortised over the vesting periods resulting in an increase in employee benefits expense, based of the mid-point of the ranges of values using average US$/A$ exchange rate during the fiscal year of 0.7907 (2006: 0.7463). This amounts to a total of $221,687 for Category A for the 2007 financial year (2006: $273,487) and $368,449 for Category B for the 2007 financial year (2006: $364,727). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

The notional adjusted equity value of Messrs Basser, Berman and Krone and Ms. Goldberg's options and the percentage of their total remuneration is detailed on page 25 of this Remuneration Report. Subject to the completion of the VREG merger referred to on page 11 of this Remuneration Report, the VRPG LTI will be reset at the VREG level and equity-accounted, rather than the existing VRPG level, which is consolidated.

(F) Executive and Employee Option Plan ("EOP")

The Company's EOP was approved by shareholders in November 1993 and allows for the issue of options over the Company's issued ordinary and A Class preference shares to executives and employees of the consolidated entity. Directors of the Company were not eligible to participate in the EOP. All grants to Mr. P.M. Harvie under the EOP were in his capacity as an executive of the consolidated entity and were prior to him becoming a Director of the Company. The options were exerciseable at the end of years one, two, three, four and five after the date of grant and were often exercised by obtaining a loan from the consolidated entity which held the resulting shares as security.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Remuneration Report (continued)

4. Executive Director and Senior Manager Compensation (continued)

Dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan. The EOP is a legacy equity-linked performance plan as further allotments under the EOP were discontinued when the ESP was introduced in 1996, but existing shares and loans held by continuing participants remain.

(G) Holdings of Executive Directors and Senior Managers

Other than the allotments to those participants named above, there have been no allotments to Executive Directors or senior managers under any share based payment plan during the financial period.

Details of the loans for such 'in substance options' held by Key Management Personnel of the Company, including their personally-related entities, under the share based payment plans during the financial period are set out in Note 26 of the Financial Report.

Allotments to any Director or senior executive, including their personally-related entities, under the share based payment plans during the financial period and the relevant loans during the financial period are set out in Note 26 of the Financial Report.

During the financial year, the number of shares in the Company and in Austereo in which the Directors and senior executives of the Company have a relevant interest, including their personally-related entities, are set out in Note 25 of the Financial Report.

(f) Other benefits

The Company has other compensation arrangements with some executives and senior managers such as travel and entertainment reimbursement for business purposes only, relocation and expatriate related costs, health insurance expenses and either Company maintained vehicles or car allowances.

In addition the payment of superannuation or retirement benefit amounts within prescribed statutory limits are made, including various ancillary insurance covers, depending on the jurisdiction in which the Executive Director or relevant senior manager is based and the local market practices applicable. The details of the value of these benefits are set out on pages 24 and 25 of this Remuneration Report.

The Company concluded an agreement with Mr R.G. Kirby in December 2005 to provide him with a $2 million fully secured revolving loan facility for a 5 year term, repayable earlier in the event that Mr Kirby's employment with the Company ceased. The interest rate applicable to the loan was the higher of the Fringe Benefits Tax rate set by the Australian Taxation Office (currently 7.3%) and the Company's cost of borrowing plus a margin of 0.50%. The loan was repaid in full with accrued interest on 29 March 2007. No compensation value has been attributed to this loan as it was on arms length terms and conditions.

5. Company Performance


Ordinary Share Price - Relative Performance
Preference Share Price - Relative Performance
S&P ASX200 - Relative Performance
Relative Performance
500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
2003
2004
2005
2006
2007

ASX200 month end closing price history - Commonwealth Securities Limited

The above chart shows the relative performance in percentage terms of the Company's ordinary and preference share prices against the performance of the ASX200 index since July 2003. Despite high global commodity prices reflecting strong share prices in the mining and resources sector within the ASX200 index, the Company's relative share price performance has remained strong.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Remuneration Report (continued)

5. Company Performance (continued)


Total EPS excluding material items and discontinued operations
Total Shareholder Return (on $1,000 invested on 1st July 2002)
Executive Director Total Aggregate Remuneration excluding equity
Top 5 Company Executives - Total Aggregate Remuneration excluding equity
EPS (CPS)
TSR (A$)
Rem (A$'000)
20
15
10
5
0
3,500
3,000
2,500
2,000
1,500
1,000
500
0
20,000
16,000
12,000
8,000
4,000
0
2003
2004
2005
2006
2007

Total Shareholder Return – Merrill Lynch International (Australia) Limited

The above chart reflects the Total Shareholder Return ("TSR") of the Company for the current reporting period and in each of the four preceding years. It is based on the investment of $1,000 in ordinary shares on 1 July 2002 and demonstrates the impact on shareholders of investing in ordinary shares over that five year time frame. The chart also shows the growth in Earnings Per Share ("EPS"), shown in cents per share, over the same five year period – this is the total EPS as at 30 June over each of the five years, excluding material items and discontinued operations, measured against the weighted average ordinary and preference shares on issue at each 30 June year-end. The EPS for 2003 and 2004 are historical results that have not been restated to reflect any changes resulting from measurement under AIFRS methodology.

Overlaid over the TSR and EPS data is the total aggregate annual remuneration, including bonuses from all sources, of the four Executive Directors including Mr. P.E. Foo to 19 March 2007, but excluding Mr. P.M. Harvie who is remunerated by Austereo. Excluded from the total aggregate remuneration is the notional equity value of Mr. Burke's ordinary options issued in May 2001 and Mr. Foo's SESP shares issued in December 2005 as described above. Similarly, the total aggregate annual remuneration, including bonuses from all sources, of the five continuing Company relevant senior managers is superimposed over the TSR and EPS performance of the Company.

It is inappropriate to directly link the individual remuneration of the relevant senior managers of the consolidated entity to the performance of the Company as a whole due to their individual divisional performance criteria.

The movement in total Executive Director remuneration since 2003 has broadly followed the increase in TSR and EPS. The trend line also recognises the voluntary 20% cut in base salary taken by Messrs J.R. Kirby, R.G. Kirby, G.W. Burke and P.E. Foo in September 2002, which was partly reversed in April 2005. Growth in underlying shareholder value, measured by TSR, over the previous 5 years has for the most part outstripped any rise in total Executive Directors' aggregate remuneration. In particular, the special dividends and capital return paid by the Company in the 2007 financial year positively impacted on TSR for the current period, increasing by approximately 59% in the 12 months to 30 June 2007.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Remuneration Report (continued)

5. Company Performance (continued)


CFROI (%)
Share Price (A$)
Cash Flow Return On Investment
Executive Directors - Aggregate Annual Bonus Remuneration
Top 5 Company Executives - Aggregate Annual Bonus Remuneration
Share Price - Ordinary
Rem (A$'000)
20%
15%
10%
5%
0%
4
3
2
1
0
5,000
4,000
3,000
2,000
1,000
0
2003
2004
2005
2006
2007

Ordinary share price month end closing price history - Commonwealth Securities Limited

The above chart reflects the total aggregate annual STI bonus remuneration of the four Executive Directors for the current reporting period and in each of the four preceding years, including Mr. P.E. Foo, but excluding Mr. P.M. Harvie who is remunerated by Austereo. Similarly, the total aggregate annual STI bonus remuneration of the five continuing relevant senior managers of the Company is also shown.

Due to the individual divisional performance bonus criteria applicable to the relevant senior managers of the consolidated entity, it is not appropriate to reflect their divisional STI bonus payments measured against the overall performance of the Company as a whole.

The bonus amounts shown for the three Executive Directors, Messrs J.R. Kirby, R.G. Kirby and G.W. Burke, are those accrued for the year to which the payment relates. However the STI bonuses of Mr P.E. Foo and of senior managers shown above and set out in the tables on pages 24 and 25 of this Remuneration Report, are discretionary and are payable at the end of each calendar year, hence they relate to the performance of the Company in the prior period. The chart has not been amended to reflect this timing difference.

The calculation of annual bonuses for the three named Executive Directors is divided into two components; one is driven by Cash Flow Return on Investment ("CFROI") and the other is determined by share price performance. The two components together derive the movement in the Executive Directors' overall bonuses. For the purposes of calculating bonuses for these three Executive Directors, the CFROI used relates to normalised EBITDA as a percentage of capital employed, and capital employed is represented by total shareholders capital plus net debt. Bonuses are calculated based on the growth in the ratio from year to year. As the relevant criteria for the payment of an annual bonus to the three Executive Directors were not met in the year ended 30 June 2006, no bonuses were due or payable.

Similarly, the total aggregate annual STI bonus remuneration of the five continuing relevant senior managers of the Company has been broadly steady over the last several years.

Where one-off 'transactional bonuses' have been paid arising from the successful completion of specific medium term strategic initiatives, these have been excluded for comparative purposes. These include a transactional bonus for Mr. Basser for the successful completion of the refinancing of the Company's Film Production division in the June 2003 reporting period and transactional bonuses to Mr Basser and to Mr Burke for the successful financial re-engineering of the Village Roadshow Pictures Group with Crescent Entertainment Inc. in October 2005.

6. Employment Contracts

Compensation and other terms of employment for the Company's Managing Director, the Executive Chairman of Austereo Group Limited, the Company's five relevant senior managers and relevant senior managers of the consolidated entity with the highest remuneration, are formalised in service agreements.

The main terms of all major contracts and bonus payments are reviewed by the Remuneration Committee. The major provisions of the service agreements of these officers relating to compensation are as set out below.

(a) Executive Directors

The names of the Executive Directors and their titles and roles are set out on pages 8 to 10 of the Directors' Report.

Mr. G.W. Burke's five year contract with the Company as Managing Director expires on 14 December 2010. In addition to base salary, superannuation and motor vehicle, CPI adjusted, an annual incentive performance bonus is payable for achieving certain market capitalisation and CFROI levels. The contract also provides for the grant of six million options over ordinary shares (as described above and which expire on 30 November 2007) and a loan of up to $2 million on terms and conditions to be agreed by the Remuneration Committee of the Company. Other than a global twelve month non-compete clause, the contract does not provide for pre-determined compensation in the event of termination.

Mr. P.M. Harvie's contract with Austereo Pty Ltd as Executive Chairman of the Company's controlled entity, Austereo Group Limited, expires on 30 June 2009. In addition to base salary and superannuation, CPI adjusted, an annual discretionary performance bonus is payable together with participation in the ESP and AESP. Payment for termination without cause is equal to twelve months of salary. Mr. Harvie declined to accept his STI bonus from Austereo for 2006.

The Company's Group Chief Operating Officer (formerly Finance Director until 19 March 2007), Mr. P.E. Foo, does not have a formal service agreement with the Company, however the Company is required to give Mr. Foo twelve months notice in writing of his termination, and vice versa.

(b) Company senior managers

The names and respective positions of the Company's five senior managers with the highest remuneration for the period ended 30 June 2007 are set out below:

Village Roadshow Limited

Name	**Position**	**Employer**
Tony N. Pane	Chief Tax Counsel	Village Roadshow Limited
Simon T. Phillipson	General Counsel	Village Roadshow Limited
Philip S. Leggo	Group Company Secretary	Village Roadshow Limited
Timothy Carroll	Chief Marketing Officer	Village Roadshow Limited
Julie E. Raffe	Chief Financial Officer	Village Roadshow Limited

Messrs P.S. Leggo, A.N. Pane and S.T. Phillipson all have service agreements with the Company expiring respectively on 30 November 2007, 31 December 2008 and 31 January 2009, and Mr. Phillipson's contract has an option to extend for a further two years at the Company's option. Ms. Raffe's service agreement expires on 30 November 2009, and Mr. T. Carroll has an ongoing employment agreement. In addition to base salary and superannuation, and a Company motor vehicle provided to Mr. Leggo and Ms. Raffe, all above named Company executives are eligible to be paid an annual discretionary performance bonus, which in the case of Mr. Carroll depends on performance against nominated EBITDA targets. Mr. Pane's contract has a non-standard leave entitlement for flexible working arrangements. Payment for termination without cause under these employment contracts for Messrs. Leggo, Carroll and Phillipson and Ms. Raffe is equal to twelve months of salary. None of the above contracts provide for pre-determined compensation in the event of termination.

The Company may terminate an employment contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the senior manager is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested LTI plan shares and 'in substance options' will immediately be forfeited.

6. Employment Contracts (continued)

(c) Consolidated entity senior managers

The names and respective positions of the five relevant senior managers of the consolidated entity with the highest remuneration for the periods ended 30 June 2007 are set out below:

Village Roadshow Limited consolidated entity

Name	Position	Employer
Bruce Berman	Chairman & Chief Executive Officer	Village Roadshow Pictures Entertainment Inc.
Gregory Basser	Chief Executive Officer, Village Roadshow Entertainment Group USA	Village Roadshow Limited (to 30/4/2006) and Village Roadshow Pictures Entertainment Inc. (from 1/5/2006)
Dana Goldberg	President of Production	Village Roadshow Pictures Entertainment Inc.
Tony N. Pane	Chief Tax Counsel	Village Roadshow Limited
Steve Krone	President & Chief Operating Officer (resigned 31 December 2006)	Village Roadshow Pictures Entertainment Inc.

The top five relevant senior managers of the consolidated entity includes the Company executive Mr. T.N. Pane (2006: Messrs G. Basser and T.N. Pane) whose contract details are provided above.

Until 30 April 2006, Mr. G. Basser had an executive employment contract with the Company in his role as Director - Commercial & Legal, Group Executive in charge of Production. In addition, a separate Consultancy Agreement with Greg Basser Pty. Ltd. existed for legal services to the economic entity. Both contracts have now been superceded from 1 May 2006, following Mr. Basser's relocation to Village Roadshow Pictures Group's Los Angeles offices, by a new employment agreement with Village Roadshow Pictures Entertainment Inc. to 30 June 2011 and a new consultancy agreement with Onbass Pty. Ltd. for services to Village Roadshow Film Administration Management Pty. Ltd. Both the former and the new employment agreements provide for base salary, CPI adjusted, and other benefits, together with an annual performance bonus. In addition Mr. Basser's employment contract with Village Roadshow Pictures Entertainment Inc. provides for his participation to the extent of 2.5% in Category A of the VRPG LTI shadow equity plan as outlined above.

The Consultancy Agreements provide for the payment of an annual retainer which is adjusted by CPI. None of the contracts provide for pre-determined compensation in the event of termination, however in the event that Mr. Basser's US based employment ceases and Mr. Basser returns to Australia, the Company will offer Mr. Basser an equivalent position and annual compensation of at least $1 million, less any compensation paid by VRPG, until 30 June 2011. If the Company breaches and either contract is terminated by the other party, it may claim for monies and benefits payable until expiry of the contract, subject to an obligation to mitigate.

Both Mr. B. Berman and Ms. D. Goldberg are employed by Village Roadshow Pictures Entertainment Inc. with contracts expiring on 30 June 2011 and 31 December 2010 respectively. In addition to base salary and ancillary benefits, both Mr. Berman and Ms. Goldberg are eligible to be paid an annual bonus linked to the performance of the Company's Film Production division, Village Roadshow Pictures Group ("VRPG"). There are no provisions for pre-determined compensation in the event of termination for either executive as the contracts are subject to mitigation obligations. In addition, both Mr. Berman and Ms. Goldberg participate to the extent of 2.5% and 0.75% respectively in Category B and Category A of the VRPG LTI shadow equity plan as outlined above. The Category B Performance Units replaced Mr. Berman's previous entitlement to 2.5% of the equity at no cost, or the sales proceeds thereof, if the majority of the Company's equity in Village Roadshow Pictures was floated or sold during his employment.

Mr. S. Krone was also employed by Village Roadshow Pictures Entertainment Inc. until 31 December 2006. In addition to base salary and ancillary benefits, Mr. Krone participated in a discretionary bonus scheme and in the ESP. Mr. Krone's 0.75% participation in Category A of the VRPG LTI was cancelled upon his cessation of employment.

Attached are the following tables:

- Remuneration of Directors of the Company for the periods ended 30 June 2007 and 30 June 2006
- Remuneration of five highest remunerated executives of the Company and of the consolidated entity for the periods ended 30 June 2007 and 30 June 2006.

Compensation of Directors of the Company for the periods ended 30 June 2007 and 30 June 2006

Name of Director	Position * from / to	Year	Note	Short term Benefits: Salary & Fees	Short term Benefits: Cash Bonus S.T.I.	Short term Benefits: Non-cash Benefits	Short term Benefits: Other	Post Employment: Super-annuation	Post Employment: Retirement Benefits	Long Term Benefits: Incentive Plans	Long Term Benefits: Long Service Leave accrual	Termination Benefits	L.T.I. Share-based Payment	Total	Total % Performance Related Pay
John R. Kirby	Executive Chairman from 28/06/06	2007	1	1,782,500	551,466	11,305	-	105,113	-	-	29,731	-	-	2,480,115	22.24%
		%		71.87	22.24	0.46	-	4.24	-	-	1.20	-	-	100.00	
		2006		*1,781,173*	-	*35,747*	*2,654*	*100,587*	-	-	*29,706*	-	-	*1,949,867*	*0.00%*
		%		*91.35*	*0.00*	*1.83*	*0.14*	*5.16*	-	-	*1.52*	-	-	*100.00*	
Robert G Kirby	Executive Deputy Chairman from 28/06/06	2007	1	1,779,472	551,466	158,551	6,055	105,113	-	-	178,180	-	-	2,778,837	19.85%
		%		64.04	19.85	5.71	0.22	3.78	-	-	6.41	-	-	100.00	
		2006		*1,774,583*	-	*123,244*	*10,602*	*100,587*	-	-	-	-	-	*2,009,016*	*0.00%*
		%		*88.33*	-	*6.13*	*0.53*	*5.01*	-	-	-	-	-	*100.00*	
Graham W. Burke	Managing Director since 09/09/1988	2007	1	1,782,500	551,466	135,061	-	105,113	-	-	29,741	-	-	2,603,881	21.18%
		%		68.46	21.18	5.19	-	4.04	-	-	1.14	-	-	100.00	
		2006	3, 5	*1,780,880*	*1,000,000*	*162,995*	*3,239*	*100,587*	-	-	*29,706*	-	*38,558*	*3,115,965*	*33.33%*
		%		*57.15*	*32.09*	*5.23*	*0.10*	*3.23*	-	-	*0.95*	-	*1.24*	*100.00*	
Peter E. Foo	Finance Director to 19/03/07 then Group Chief Operating Officer from 19/03/07	2007	4, 6, 7	1,178,030	300,000	51,359	4,464	105,113	-	137,720	35,927	-	487,443	2,300,056	40.22%
		%		51.22	13.04	2.23	0.19	4.57	-	5.99	1.56	-	21.19	100.00	
		2006	*6*	*1,147,282*	*625,000*	*46,998*	*3,598*	*100,587*	-	-	*30,877*	-	*346,816*	*2,301,158*	*42.23%*
		%		*49.86*	*27.16*	*2.04*	*0.16*	*4.37*	-	-	*1.34*	-	*15.07*	*100.00*	
Peter M. Harvie	Executive Director since 20/06/2000	2007	2, 4	740,768	500,000	8,098	-	101,134	-	90,746	13,835	-	-	1,454,581	40.61%
		%		50.93	34.37	0.56	-	6.95	-	6.24	0.95	-	-	100.00	
		2006	2, 4	*741,315*	-	*3,098*	*5,000*	*100,587*	-	*78,647*	*56,189*	-	-	*984,836*	*7.99%*
		%		*75.27*	-	*0.31*	*0.51*	*10.21*	-	*7.99*	*5.71*	-	-	*100.00*	
William J. Conn	Independent Director since 12/03/1992	2007		52,752	-	-	-	62,248	-	-	-	-	-	115,000	-
		%		45.87	-	-	-	54.13	-	-	-	-	-	100.00	
		2006		*105,504*	-	-	-	*9,496*	-	-	-	-	-	*115,000*	-
		%		*91.74*	-	-	-	*8.26*	-	-	-	-	-	*100.00*	
Peter D. Jonson	Independent Director since 21/01/2001	2007		77,980	-	20,818	-	7,020	-	-	-	-	-	105,818	-
		%		73.69	-	19.67	-	6.63	-	-	-	-	-	100.00	
		2006		*77,980*	-	-	-	*7,020*	-	-	-	-	-	*85,000*	-
		%		*91.74*	-	*0.00*	-	*8.26*	-	-	-	-	-	*100.00*	
D. Barry Reardon	Independent Director since 24/03/1999	2007		141,250	-	-	-	-	-	-	-	-	-	141,250	-
		%		100.00	-	-	-	-	-	-	-	-	-	100.00	
		2006		*145,000*	-	-	-	-	-	-	-	-	-	*145,000*	-
		%		*100.00*	-	-	-	-	-	-	-	-	-	*100.00*	
David Evans	Independent Director since 02/01/07	2007		32,110	-	-	-	2,890	-	-	-	-	-	35,000	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
		2006		-	-	-	-	-	-	-	-	-	-	-	-
		%		-	-	-	-	-	-	-	-	-	-	*0.00*	
Robert Le Tet	Independent Director since 02/04/07	2007		19,495	-	-	-	1,755	-	-	-	-	-	21,250	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
		2006		-	-	-	-	-	-	-	-	-	-	-	-
		%		-	-	-	-	-	-	-	-	-	-	*0.00*	

* The start dates shown above for Positions held do not necessarily coincide with commencement dates - the dates of appointment of Directors are set out on pages eight and nine.

1. Bonus amounts represent 2006/07 bonus due and payable. Director bonuses are calculated by reference to a cash flow return on investment measure together with a formula to reward superior weighted average share price and market capitalisation growth.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position. Mr. Harvie declined to accept his bonus from Austereo for 2006.
3. Includes amortised value of share based payment from grant of six million options over ordinary shares on 15 May 2001.
4. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's various Executive Share Plans.
5. Includes transaction bonus for successful completion of financial restructuring of Village Roadshow Pictures with Crescent Entertainment Inc in October 2005.
6. Includes amortised value of share based payment from grant of one million ordinary shares and one million preference shares under the Senior Executive Share Plan on 14 December 2005.
7. Includes remuneration for the whole 2007 financial year, including amounts after having resigned as an Executive Director of the Company on 19 March 2007, but continuing as Group Chief Operating Officer.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Compensation of the 5 Highest Remunerated Executives of the Company and of the consolidated entity for the periods ended 30 June 2007 and 30 June 2006

Company Name of Executive	Position * from / to	Year	Note	Short Term Benefits Salary & Fees	Short Term Benefits Cash Bonus S.T.I.	Short Term Benefits Non-cash Benefits	Short Term Benefits Other	Post Employment Super-annuation	Post Employment Retirement Benefits	Long Term Benefits Incentive Plans	Long Term Benefits Long Service Leave accrual	Termin-ation Benefits	L.T.I. Share-based Payment	Total	Total % Performance Related Pay
Tony N. Pane	Chief Tax Counsel since 17/01/2000	2007	2, 5	1,039,007	300,000	2,046	2,317	28,199	-	5,878	21,941	-	52,086	1,451,474	24.66%
		%		71.58	20.67	0.14	0.16	1.94	-	0.40	1.51	-	3.59	100.00	
		2006		1,036,826	250,000	141	2,049	12,139	-	-	43,061	-	-	1,344,216	18.60%
		%		77.13	18.60	0.01	0.15	0.90	-	-	3.20	-	-	100.00	
Simon T. Phillipson	General Counsel since 13/05/1996	2007	2, 5	462,461	250,000	2,632	2,090	41,689	-	7,924	10,123	-	34,724	811,843	36.06%
		%		56.98	30.80	0.32	0.26	5.14	-	0.98	1.25	-	4.28	100.00	
		2006		450,408	200,000	315	1,965	40,560	-	-	9,138	-	-	702,386	28.47%
		%		64.13	28.47	0.04	0.28	5.77	-	-	1.30	-	-	100.00	
Philip S. Leggo	Group Company Secretary since 23/02/1993	2007	2, 5	355,344	200,000	63,375	2,009	98,529	-	10,606	11,731	-	37,283	778,877	31.83%
		%		45.62	25.68	8.14	0.26	12.65	-	1.36	1.51	-	4.79	100.00	
		2006	5	345,886	240,750	63,683	1,768	86,742	-	-	10,849	-	19,676	769,354	33.85%
		%		44.96	31.29	8.28	0.23	11.27	-	-	1.41	-	2.56	100.00	
Timothy Carroll	Chief Marketing Officer since 06/03/00	2007	2, 5	399,213	200,000	37,105	12,572	45,469	-	11,789	25,775	-	26,043	757,966	31.38%
		%		52.67	26.39	4.90	1.66	6.00	-	1.56	3.40	-	3.44	100.00	
		2006		-	-	-	-	-	-	-	-	-	-	-	0.00%
		%		-	-	-	-	-	-	-	-	-	-	0.00	
Julie E. Raffe	Chief Financial Officer since 28/09/1992	2007	2, 5	349,195	200,000	49,930	26,268	33,558	-	12,737	24,337	-	60,767	756,788	36.14%
		%		46.14	26.43	6.60	3.47	4.43	-	1.68	3.22	-	8.03	100.00	
		2006		302,969	150,000	50,064	23,708	29,196	-	-	11,934	-	-	567,871	26.41%
		%		53.35	26.41	8.82	4.17	5.14	-	-	2.10	-	-	100.00	
Gregory Basser	Director, Commercial & Legal from 01/02/1999 to 28/04/06 then CEO Village Roadshow Entertainment Group USA Inc	2007		-	-	-	-	-	-	-	-	-	-	-	0.00%
		%		-	-	-	-	-	-	-	-	-	-	0.00	
		2006	1, 3, 4, 5, 7	978,382	1,250,000	315	54,022	33,800	-	-	15,647	-	512,918	2,845,084	61.96%
		%		34.39	43.94	0.01	1.90	1.19	-	-	0.55	-	18.03	100.00	
Consolidated entity #															
Bruce Berman	Chairman & CEO Village Roadshow Pictures Entertainment Inc. since 01/01/2000	2007	7	1,771,570	1,359,394	51,854	-	-	-	-	-	-	364,727	3,547,545	48.60%
		%		49.94	38.32	1.46	-	-	-	-	-	-	10.28	100.00	
		2006	4, 7	1,495,157	1,138,952	-	54,938	36,636	-	-	-	-	364,727	3,090,610	48.65%
		%		48.38	36.85	-	1.78	1.19	-	-	-	-	11.80	100.00	
Gregory Basser	Director, Commercial & Legal from 01/02/1999 to 28/04/06 then CEO Village Roadshow Entertainment Group USA Inc	2007	1, 5, 7	1,285,570	1,085,114	32,471	36,724	-	-	-	-	-	318,667	2,756,546	50.85%
		%		169.81	143.16	4.28	4.85	-	-	-	-	-	41.78	100.00	
		2006	1, 3, 4, 5, 7	1,245,956	1,250,000	315	56,880	33,800	-	-	15,647	-	512,918	3,115,516	56.59%
		%		39.99	40.12	0.01	1.83	1.08	-	-	0.50	-	16.46	100.00	
Dana Goldberg	President of Production, Village Roadshow Pictures Entertainment Inc. since 30/11/2005	2007	7	806,248	591,881	36,429	-	-	-	-	-	-	80,438	1,514,996	44.38%
		%		106.37	78.09	4.81	-	-	-	-	-	-	10.61	54.96	
		2006		-	-	-	-	-	-	-	-	-	-	-	0.00%
		%		-	-	-	-	-	-	-	-	-	-	0.00	
Tony N. Pane	Chief Tax Counsel since 17/01/2000	2007	2, 5	1,039,007	300,000	2,046	2,317	28,199	-	5,878	21,941	-	52,086	1,451,474	24.66%
		%		71.58	20.67	0.14	0.16	1.94	-	0.40	1.51	-	3.59	100.00	
		2006		1,036,826	250,000	141	2,049	12,139	-	-	43,061	-	-	1,344,216	18.60%
		%		77.13	18.60	0.01	0.15	0.90	-	-	3.20	-	-	100.00	
Steve Krone	President & COO Village Roadshow Pictures Entertainment Inc. from 31/03/2003 to 31/12/2006	2007	2	835,620	435,690	45,582	-	-	-	4,187	-	126,470	-	1,447,529	30.39%
		%		57.73	30.10	3.15	-	-	-	0.29	-	8.74	-	100.00	
		2006	2, 4, 7	870,963	401,983	-	62,682	36,636	-	3,220	-	-	80,438	1,456,122	33.35%
		%		59.81	27.61	-	4.30	2.53	-	0.22	-	-	5.52	100.00	
Michael E. Anderson	Chief Executive Officer Austereo Group Limited since 11/08/2003	2007		-	-	-	-	-	-	-	-	-	-	-	-
		%		-	-	-	-	-	-	-	-	-	-	-	
		2006	6	904,516	400,000	2,354	3,564	40,560	-	60,459	41,551	-	-	1,453,004	31.69%
		%		62.25	27.53	0.16	0.25	2.79	-	4.16	2.86	-	-	100.00	

* The start dates shown above for Positions held do not necessarily coincide with employment commencement dates.
\# Top 5 Executives of the consolidated entity (as per *Corporations Act* section 300A (1)(c)(ii)) includes Company executive Mr T Pane (2006 Messrs Basser and Pane) whose details are provided above.
1. Fees include amounts paid pursuant to contractual consultancy agreements for legal services.
2. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's Executive Share Plans.
3. As Mr Basser transferred his employment from the Company to the consolidated entity effective 1 May 2006, his compensation as a group executive during the period includes amounts paid by Village Roadshow Pictures Entertainment Inc.
4. Includes transaction bonus for successful completion of financial restructuring of Village Roadshow Pictures with Crescent Entertainment Inc in October 2005.
5. Includes amortised value of share based payment from grant of preference shares under the Executive Share Plan.
6. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans.
7. Includes amortised value of share based payment from grants for Performance Units under the Village Roadshow Pictures Group's Long Term Incentive Plan on 1 November 2005.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Income Statement

FOR THE YEAR ENDED 30 JUNE 2007

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
Continuing operations					
Income					
Revenues	(2(b))	1,503,411	1,508,599	21,193	258,883
Other income	(2(c))	34,801	30,833	18,584	43,862
Expenses excluding finance costs	(2(e))	(1,385,905)	(1,477,219)	(24,537)	(125,112)
Finance costs	(2(f))	(132,922)	(84,351)	(5,293)	(3,810)
Share of net profits of associates and jointly controlled entities accounted for using the equity method	(2(d))	21,257	26,093	-	-
Profit (loss) from continuing operations before income tax expense		40,642	3,955	9,947	173,823
Income tax (revenue) expense	(4)	(9,951)	9,640	(32,176)	1,022
Profit (loss) after tax from continuing operations		50,593	(5,685)	42,123	172,801
Discontinued operations					
Profit (loss) after tax from discontinued operations	(31)	15,622	(20,844)	(225,000)	-
Net profit (loss) for the period		66,215	(26,529)	(182,877)	172,801
Profit attributable to minority interest		21,136	14,163	-	-
Profit (loss) attributable to members of Village Roadshow Limited		45,079	(40,692)	(182,877)	172,801

	Notes	CONSOLIDATED 2007	CONSOLIDATED 2006
Earnings per share (cents per share)			
For profit (loss) for the year attributable to ordinary equity holders of Village Roadshow Limited:			
- Basic and diluted earnings per share	(3)	30.12	(25.45)
For profit (loss) from continuing operations for the year attributable to ordinary equity holders of Village Roadshow Limited:			
- Basic and diluted earnings per share	(3)	19.68	(12.41)

The above income statement should be read in conjunction with the accompanying notes

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Balance Sheet
AS AT 30 JUNE 2007

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	(6)	169,680	176,205	15	25
Trade and other receivables	(7)	262,678	231,720	1,355	1,001
Inventories	(8)	9,509	3,236	235	230
Intangible assets - Film library	(9)	418,266	235,314	-	-
Current tax assets		63	5,239	-	2,969
Derivatives	(33)	-	221	-	-
Other	(10)	45,594	37,018	376	433
		905,790	688,953	1,981	4,658
Assets classified as held for sale	(31)	33,285	42,556	-	-
Total current assets		939,075	731,509	1,981	4,658
NON-CURRENT ASSETS					
Receivables	(7)	32,866	30,448	292,337	369,934
Intangible assets:					
Radio licences	(9)	458,877	459,403	-	-
Film library	(9)	357,539	473,025	-	-
Goodwill	(9)	175,902	47,493	-	-
Other intangible assets	(9)	36,443	1,386	-	-
Investments in associates and joint ventures accounted for using the equity method	(11)	83,244	92,825	-	-
Available-for-sale investments	(12)	24,040	24,821	16	16
Other financial assets	(13)	-	-	520,195	841,255
Property, plant & equipment	(14)	577,370	265,573	9,858	9,600
Deferred tax assets	(4(c))	59,063	30,950	32,890	17,441
Derivatives	(33)	30,564	44,939	-	-
Other	(10)	17,194	24,065	4,907	-
Total non-current assets		1,853,102	1,494,928	860,203	1,238,246
Total assets		2,792,177	2,226,437	862,184	1,242,904
LIABILITIES					
CURRENT LIABILITIES					
Trade and other payables	(15)	256,241	170,019	8,836	7,036
Interest bearing loans and borrowings	(16)	557,363	296,811	110	1,025
Convertible notes	(16)	3,126	-	3,126	-
Income tax payable		10,107	5,378	-	-
Provisions	(17)	29,688	28,549	6,633	5,699
Other	(18)	8,656	1,698	175	-
		865,181	502,455	18,880	13,760
Liabilities directly associated with assets classified as held for sale	(31)	7,430	19,543	-	-
Total current liabilities		872,611	521,998	18,880	13,760
NON-CURRENT LIABILITIES					
Payables	(15)	48,901	54,305	34,161	22,599
Interest bearing loans and borrowings	(16)	1,141,366	922,027	110	220
Convertible notes	(16)	-	26,430	-	26,430
Deferred & other income tax liabilities	(4(c))	127,800	109,127	-	-
Provisions	(17)	10,019	5,915	277	676
Derivatives	(33)	1,748	39	-	-
Other	(18)	3,981	6,213	-	347
Total non-current liabilities		1,333,815	1,124,056	34,548	50,272
Total liabilities		2,206,426	1,646,054	53,428	64,032
Net assets		585,751	580,383	808,756	1,178,872
EQUITY					
Equity attributable to equity holders of the parent					
Contributed equity	(19)	456,796	552,802	456,796	552,802
Reserves	(20)	318,253	187,432	1,791	618
Retained earnings (accumulated losses)	(20)	(305,121)	(252,036)	350,169	625,452
Parent interests		469,928	488,198	808,756	1,178,872
Minority interests	(21)	115,823	92,185	-	-
Total equity		585,751	580,383	808,756	1,178,872

The above balance sheet should be read in conjunction with the accompanying notes

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Cash Flow Statement
FOR THE YEAR ENDED 30 JUNE 2007

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		1,522,245	1,693,532	-	-
Payments to suppliers and employees [1]		(1,480,627)	(1,509,006)	(23,616)	(26,112)
Dividends and distributions received		8,050	25,508	20,741	258,748
Interest and other items of similar nature received		11,512	14,718	453	135
Finance costs		(122,850)	(81,647)	(3,218)	(3,578)
Income taxes (paid) received		(12,110)	(11,787)	19,696	12,820
Partnership profits received		1,735	425	-	-
Net cash flows from (used in) operating activities	(6(b))	(72,045)	131,743	14,056	242,013
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchases of property, plant & equipment		(51,955)	(92,560)	(2,649)	(2,654)
Proceeds from (payment for) sale of property, plant & equipment [2]		464	(32,108)	51	147
Purchase of investments in associates and other entities [3]		(279,641)	(24,412)	(4,461)	(2,845)
Proceeds on sale of investments in associates and other entities [4]		230,617	8,463	132,986	-
Loans from (to) subsidiaries		-	-	77,597	(133,285)
Inter-company capital contribution expenses		-	-	-	(44,323)
Loans to other entities		(20,782)	(54,996)	-	-
Loans from or repaid by other entities		16,472	81,209	10,283	10,994
Security deposits		-	92,740	-	-
Other		(5,850)	(2,633)	-	-
Net cash flows from (used in) investing activities		(110,675)	(24,297)	213,807	(171,966)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from borrowings		1,364,288	836,399	170,000	-
Repayment of borrowings		(888,115)	(769,731)	(175,925)	(1,495)
Repayment of convertible debt		(30,870)	-	(30,870)	-
Dividends paid		(105,154)	(32,598)	(92,406)	(23,114)
Other (incl. payment for buy-back of shares)		(154,958)	(64,088)	(98,672)	(45,421)
Net cash flows from (used in) financing activities		185,191	(30,018)	(227,873)	(70,030)
Net increase (decrease) in cash and cash equivalents		2,471	77,428	(10)	17
Cash and cash equivalents at beginning of year		178,160	99,654	25	8
Effects of exchange rate changes on cash		(10,079)	1,078	-	-
Cash and cash equivalents at end of year	(6(a))	170,552	178,160	15	25
Total cash classified as: [5]					
Continuing operations		169,680	176,205	15	25
Discontinued operations		872	1,955	-	-
		170,552	178,160	15	25

1. Payments to suppliers include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the year ended 30 June 2007, $320.6 million was expended on copyright assets (year ended 30 June 2006: $260.3 million).
2. In the year ended 30 June 2006, proceeds from (payment for) sale of property, plant & equipment were negative, being the previously-announced payment made in relation to the disposal of the remaining cinema operations in the United Kingdom.
3. Payment for purchases of equity investments in 2007 of $279.6 million includes $277.5 million for the acquisition of Theme Park interests – refer Note 32.
4. Proceeds from sale of equity investments in 2007 of $230.6 million includes $133.0 million relating to the partial sale of Austereo Group Limited shares and $92.8 million relating to discontinued operations – refer Note 31.
5. The cash flows relating to discontinued operations are included in the consolidated statement of cash flows above, however cash balances for these discontinued operations are not shown as cash in the consolidated balance sheet, they are included in the total assets relating to discontinued operations and shown as assets classified as held for sale. Refer also to the reconciliation of cash in Note 6.

The above cash flow statement should be read in conjunction with the accompanying notes

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Statement of Changes in Equity
FOR THE YEAR ENDED 30 JUNE 2007

CONSOLIDATED	ATTRIBUTABLE TO EQUITY HOLDERS OF VILLAGE ROADSHOW LIMITED					MINORITY INTEREST	TOTAL EQUITY
	ISSUED CAPITAL	CONVERTIBLE NOTES	RETAINED EARNINGS	OTHER RESERVES (NOTE 20)	TOTAL		
	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000
Balances at 1 July 2005	598,229	14,866	(191,136)	150,070	572,029	100,387	672,416
Transitional adjustments resulting from initial adoption of AASB 132 & AASB 139	-	(14,866)	8,435	(21,940)	(28,371)	-	(28,371)
Adjustments resulting from accounting policy changes	-	-	(4,221)	-	(4,221)	-	(4,221)
Revised balances as at 1 July 2005	598,229	-	(186,922)	128,130	539,437	100,387	639,824
Currency translation differences	-	-	-	9,951	9,951	-	9,951
Gains on cash flow hedges	-	-	-	53,142	53,142	-	53,142
Gains on fair value of available for sale assets	-	-	-	252	252	-	252
Total income (expense) recognised directly in equity	-	-	-	63,345	63,345	-	63,345
Profit (loss) for the year	-	-	(40,692)	-	(40,692)	14,163	(26,529)
Total recognised income (expense) for the period	-	-	(40,692)	63,345	22,653	14,163	36,816
Buyback of shares - ordinary shares	(45,421)	-	-	-	(45,421)	(6,149)	(51,570)
Share-based payment movements	(6)	-	-	1,528	1,522	-	1,522
Equity dividends	-	-	(23,114)	-	(23,114)	-	(23,114)
Dividend paid to minority interest	-	-	-	-	-	(9,484)	(9,484)
Transfers between reserves	-	-	(1,308)	1,308	-	-	-
Other changes in equity	-	-	-	(6,879)	(6,879)	(6,732)	(13,611)
At 30 June 2006	552,802	-	(252,036)	187,432	488,198	92,185	580,383
Balances at 1 July 2006	552,802	-	(252,036)	187,432	488,198	92,185	580,383
Currency translation differences	-	-	-	8,907	8,907	-	8,907
Gains on uplift of asset values (net)	-	-	-	62,777	62,777	-	62,777
Losses on cash flow hedges	-	-	-	(6,380)	(6,380)	-	(6,380)
Losses on fair value of available for sale assets	-	-	-	(361)	(361)	-	(361)
Total income (expense) recognised directly in equity	-	-	-	64,943	64,943	-	64,943
Profit (loss) for the year	-	-	45,079	-	45,079	21,136	66,215
Total recognised income (expense) for the period	-	-	45,079	64,943	110,022	21,136	131,158
Buyback of shares - ordinary and A Class preference shares	(59,360)				(59,360)	(27,213)	(86,573)
Share-based payment movements	2,733	-	-	2,053	4,786	-	4,786
Capital reduction - ordinary and A Class preference shares	(39,310)	-	-	-	(39,310)	-	(39,310)
Equity dividends	-	-	(92,406)	-	(92,406)	-	(92,406)
Dividend paid to minority interest	-	-	-	-	-	(12,748)	(12,748)
Movements resulting from changes in controlled entity share sale and buyback reserve and minority interest	-	-	-	63,793	63,793	42,463	106,256
Transfers between reserves	-	-	(5,758)	5,758	-	-	-
Other changes in equity	(69)	-	-	(5,726)	(5,795)	-	(5,795)
At 30 June 2007	456,796	-	(305,121)	318,253	469,928	115,823	585,751

The above statement of changes in equity should be read in conjunction with the accompanying notes

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Statement of Changes in Equity (continued)
FOR THE YEAR ENDED 30 JUNE 2007

	ATTRIBUTABLE TO EQUITY HOLDERS OF VILLAGE ROADSHOW LIMITED				TOTAL EQUITY
	ISSUED CAPITAL	CONVERTIBLE NOTES	RETAINED EARNINGS	OTHER RESERVES (NOTE 20)	
PARENT	$ '000	$ '000	$ '000	$ '000	$ '000
Balances at 1 July 2005	598,229	14,866	707,736	-	1,320,831
Transitional adjustments resulting from initial adoption of AASB 132 & AASB 139	-	(14,866)	(231,971)	-	(246,837)
Revised balances as at 1 July 2005	598,229	-	475,765	-	1,073,994
Profit for the year	-	-	172,801	-	172,801
Total recognised income (expense) for the period	-	-	172,801	-	172,801
Buyback of shares - ordinary	(45,421)	-	-	-	(45,421)
Share-based payment movements	(6)	-	-	618	612
Equity dividends	-	-	(23,114)	-	(23,114)
Other changes in equity	-	-	-	-	-
At 30 June 2006	552,802	-	625,452	618	1,178,872
Balances at 1 July 2006	552,802	-	625,452	618	1,178,872
Loss for the year	-	-	(182,877)	-	(182,877)
Total recognised income (expense) for the period	-	-	(182,877)	-	(182,877)
Buyback of shares - ordinary and A Class preference shares	(59,360)	-	-	-	(59,360)
Share-based payment movements	2,733	-	-	1,173	3,906
Capital reduction - ordinary and A Class preference shares	(39,310)	-	-	-	(39,310)
Equity dividends	-	-	(92,406)	-	(92,406)
Other changes in equity	(69)	-	-	-	(69)
At 30 June 2007	456,796	-	350,169	1,791	808,756

The above statement of changes in equity should be read in conjunction with the accompanying notes

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements
FOR THE YEAR ENDED 30 JUNE 2007

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report of Village Roadshow Limited ("the Company" or "VRL") for the year ended 30 June 2007 was authorised for issue on 20 September 2007, in accordance with a resolution of the Directors.

Village Roadshow Limited is incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange.

The principal activities of the Company and its subsidiaries are described in Note 30.

(a) Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the *Corporations Act 2001*, Australian Accounting Standards and other mandatory professional reporting requirements.

The financial report has also been prepared on a historical cost basis, except for derivatives and available for sale investments that are measured at fair value, and assets and associated liabilities held for sale that are measured at fair value.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000), unless otherwise stated, under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the class order applies.

(b) Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ("IFRS").

Australian Accounting Standards and Interpretations thereof that have recently been amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2007.

Australian Accounting Standards that have recently been amended but are not yet effective and have not been adopted by the Group are outlined in the table below.

Reference	Affected Standard(s)	Application date of standard *	Application date for Group
AASB 101	AASB 101: *Presentation of Financial Statements*	1 October 2006	1 July 2007
AASB 2005 – 10	AASB 132: *Financial Instruments: Disclosure and Presentation,* AASB 101: *Presentation of Financial Statements,* AASB 114: *Segment Reporting,* AASB 117: *Leases,* AASB 133: *Earnings per Share,* AASB 139: *Financial Instruments: Recognition and Measurement,* AASB 1: *First-time adoption of AIFRS,* AASB 4: *Insurance Contracts,* AASB 1023: *General Insurance Contracts* and AASB 1038: *Life Insurance Contracts*	1 January 2007	1 July 2007
AASB 2007-1	AASB 2: *Share Based Payments*	1 March 2007	1 July 2007
AASB 2007-3	AASB 8: *Operating Segments*	1 January 2009	1 July 2009
AASB 2007-4	Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments.	1 July 2007	1 July 2007
AASB 2007-6	AASB 123: *Borrowing Costs*	1 January 2009	1 July 2009
AASB 2007-7	Amendments to Australian Accounting Standards AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 and AASB 128	1 July 2007	1 July 2007
AASB 7	AASB 7: *Financial Instruments: Disclosures*	1 January 2007	1 July 2007
AASB 8	AASB 8: *Operating Segments*	1 January 2009	1 July 2009
AASB 123 (amended)	AASB 123: *Borrowing Costs*	1 January 2009	1 July 2009
AASB Interpretation 10	AASB 134 *Interim Financial Reporting* and AASB 136 *Impairment of Assets*	1 November 2006	1 July 2007
AASB Interpretation 11	*Group and Treasury Share Transactions*	1 March 2007	1 July 2007

* Application date is for the annual reporting periods beginning on or after the date shown in the above table.

The impacts of these amendments on the Group's future financial reports have not been determined as at the reporting date.

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Summary of significant accounting policies

(i) Basis of consolidation

The consolidated financial statements comprise the financial statements of Village Roadshow Limited and its subsidiaries ("the Group" or "VRL group") as at 30 June each year. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.
In preparing the consolidated financial report, all inter-company balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Minority interests represent the portion of profit or loss and net assets in Austereo Group Limited not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet.

(ii) Business combinations

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Except for non-current assets or disposal groups classified as held for sale (which are measured at fair value less costs to sell), all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of the business combination over the net fair value of the Group's share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of the consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the Group already owns an interest in the underlying entity, all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are re-measured at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group's share of the identifiable net assets is recognised in the equity section as asset revaluation reserve.

Upon disposal or derecognition, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

(iii) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(a) Sale and Exploitation of film productions

Refer to Note 1(c)(xxx).

(b) Sale of goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of delivery of the goods to the customer.

(c) Rendering of services

Revenue from the rendering of services is recognised when control of a right to be compensated for the services has been attained by reference to the stage of completion. Where contracts span more than one reporting period, the stage of completion is based on an assessment of the value of work performed at that date. Income derived from airtime sales is recognised based on when services to the customers are rendered, that is, when the advertising is aired.

(d) Interest income

Revenue is recognised as interest accrues using the effective interest rate method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(e) Dividends

Revenue is recognised when the Group's right to receive the payment is established.

(f) Unearned income

Income relating to future periods is initially recorded as unearned income, and is then recognised as revenue over the relevant periods of admission or rendering of other services.

(iv) Borrowing costs

Borrowing costs are expensed as incurred, except where they are directly attributable to qualifying assets. Where directly attributable to a qualifying asset, borrowing costs are capitalised as part of the cost of that asset.

(v) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

(vi) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(c) Summary of significant accounting policies (continued)

(vii) Trade and other receivables
Trade receivables, which generally have 30-90 day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method, less an allowance for any uncollectible amounts. Collectibility of trade receivables is reviewed on an ongoing basis. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(viii) Inventories
Inventories are valued at the lower of cost and net realisable value and are accounted for on a first in first out basis. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(ix) Derivative financial instruments and hedging

The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives, except for those that qualify as effective cash flow hedges, are taken directly to net profit or loss for the year. The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as cash flow hedges when they hedge exposure to variability in cash flows that is attributable either to a particular risk associated with a recognised asset or liability or to a forecast transaction. A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges are hedges of the Group's exposure to variability in cash flows that are attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and that could affect profit or loss. Where a hedge meets the strict criteria for hedge accounting, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged income or expenses are recognised or when a forecast sale or purchase occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to the income statement.

(x) Impairment of financial assets
The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

(i) Financial assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

(ii) Financial assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for a similar financial asset.

(iii) Available-for-sale investments

If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals of impairment losses for equity instruments classified as available-for-sale are not recognised in profit.

(xi) Foreign currency translation
Both the functional and presentation currency of the Company and the majority of its Australian subsidiaries is Australian dollars ($). Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All exchange differences in the consolidated financial report are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As at the reporting date the assets and liabilities of subsidiaries with functional currencies other than Australian dollars are translated into the presentation currency of the Company at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rate for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Summary of significant accounting policies (continued)

(xii) Discontinued operations and assets held for sale

A discontinued operation is a component of an entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the income statement.

Non-current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if the carrying amount will be recovered principally through a sale transaction. These assets are not depreciated or amortised following classification as held for sale. For an asset or disposal group to be classified as held for sale, it must be available for sale in its present condition and its sale must be highly probable.

(xiii) Investments in associates

The Group's investments in associates are accounted for using the equity method of accounting in the consolidated financial statements. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, an investment in an associate is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the Group determines whether it is necessary to recognise any additional impairment loss with respect to the Group's net investment in the associate. The consolidated income statement reflects the Group's share of the results of operations of the associate.

Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this in the consolidated statement of changes in equity. Adjustments are made to bring into line any dissimilar reporting dates or accounting policies that may exist.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any unsecured long-term receivables and loans, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

(xiv) Interests in joint venture entities and jointly controlled operations

The Group has interests in joint ventures in the form of both jointly controlled operations and joint venture entities. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. A jointly controlled operation involves the use of assets and other resources of the venturers rather than establishment of a separate entity. The Group recognises its interests in joint venture entities by using the equity method of accounting (refer Note 1(c)(xiii)). The Group recognises its interest in jointly controlled operations by recognising the assets that the operations control and the liabilities incurred. The Group also recognises the expenses and its share of the income that the operations earn from the sale of goods or services.

(xv) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

- when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Tax Consolidation

For Australian income tax purposes, various entities in the Group have formed Tax Consolidated groups, and have executed combined Tax Sharing and Funding agreements ("TSA's") in order to allocate income tax expense to the relevant wholly-owned entities predominantly on a stand-alone basis. In addition, the TSA's provide for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations to the Australian Taxation Office.

Tax effect accounting by members of the tax consolidated groups

Under the terms of the TSA's, wholly owned entities compensate the head entity for any current tax payable assumed and are compensated for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the parent entity under tax consolidation legislation. The funding amounts are determined at the end of each six month reporting period by reference to the amounts recognised in the wholly-owned entities financial statements determined predominantly on a stand alone basis.

Amounts receivable or payable under the TSA's are included with other amounts receivable or payable between entities in the Group.

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(c) Summary of significant accounting policies (continued)

(xvi) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

- when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(xvii) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment in value. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement only if it is eligible for capitalisation.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

- Buildings and improvements are depreciated over forty years using the straight line method.
- Plant, equipment and vehicles are depreciated over periods of between three and 20 years using the straight line or reducing balance method.

Marine animals are not depreciated.

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

De-recognition and disposal

An item of property, plant and equipment is de-recognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is de-recognised.

(xviii) Investments and other financial assets

Financial assets in the scope of AASB 139 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the marketplace.

(i) Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognised in profit or loss. The Group does not currently have any held-for-trading financial assets at fair value through profit and loss.

(ii) Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortised cost, gains and losses are recognised in profit or loss when the investments are de-recognised or impaired, as well as through the amortisation process. The Group does not currently have held-to-maturity investments.

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the loans and receivables are de-recognised or impaired, as well as through the amortisation process.

(iv) Available-for-sale investments

Available-for-sale investments are those derivative financial assets that are designated as available-for-sale or not classified as any of the three preceding categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investments are de-recognised or until the investments are determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognised in profit or loss.

The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market bid prices at the close of business on the balance sheet date.

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Summary of significant accounting policies (continued)

(xix) Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or secondary reporting format determined in accordance with AASB 114: *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

(xx) Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the income statement in the expense category consistent with the nature of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate and is thus accounted for on a prospective basis.

A summary of the policies applied to the Group's intangible assets is as follows:

Radio Licences
Useful lives: Indefinite
Amortisation method used: No amortisation
Internally generated or acquired: Acquired
Impairment testing: Annually and more frequently when an indication of impairment exists

Film Library
Useful lives: Finite
Amortisation method used: Refer to Note 1(c)(xxx)
Internally generated or acquired: Acquired
Impairment testing: When an indication of impairment exists. The amortisation method is reviewed at each financial year-end.

Brand Names
Useful lives: Indefinite
Amortisation method used: No amortisation
Internally generated or acquired: Acquired
Impairment testing: Annually and more frequently when an indication of impairment exists.

Other Intangibles
Useful lives: Finite
Amortisation method used: Amortised over estimated useful lives
Internally generated or acquired: Acquired
Impairment testing: When an indication of impairment exists. The amortisation method is reviewed at each financial year-end.

The radio licences of Austereo Group Limited and its subsidiaries ("Austereo") are carried at original cost less any impairment losses. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology a discounted cash flow ("DCF") analysis of the future projected cash flows of Austereo provided by management for six years adjusted for a termination value based on current market estimates. These are then discounted at rates which reflect Austereo's pre-tax asset specific discount rate as at the most recent balance date. The independent valuer also cross references its DCF-based valuation with a number of secondary valuation methodologies which are intended to determine the fair market value of the licences of Austereo's radio stations.

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(c) Summary of significant accounting policies (continued)

(xxi) Impairment of assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the nature of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(xxii) Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

(xxiii) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in the income statement when the liabilities are de-recognised.

(xxiv) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(xxv) Employee leave benefits

Wages, salaries, annual leave and sick leave

Provision is made for wages and salaries, including non-monetary benefits, and annual leave in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

Liabilities arising in respect of wages and salaries, annual leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. The value of the employee share incentive scheme is being charged as an employee benefits expense. Refer to Note 1(c)(xxvi) for the share-based payment transactions policy.

Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(xxvi) Share-based payment transactions

The Group provides benefits to employees (including senior executives) of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions). The plans currently in place to provide these benefits are the Company's Executive Share Plan and Loan Facility, the Senior Executive Share Plan and Loan Facility, the Company's Option Plan, the Village Roadshow Pictures Group Long-Term Incentive Plan, and Austereo Group Ltd's Executive Share Plan and Loan Facility, which provide benefits to directors and senior executives. The grant of rights under these plans are treated as "in substance options", even where the equity instrument is not an option.

The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using either the Monte Carlo, binomial or Black-Scholes models. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Village Roadshow Limited (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ended on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group's best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see Note 3).

Shares in the Group relating to the various employee share plans and which are subject to non-recourse loans are deducted from equity. Refer Note 26 for share-based payment disclosures relating to "in substance options".

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(c) Summary of significant accounting policies (continued)

(xxvii) Convertible notes

Due to the potential ability to settle the convertible notes wholly in cash, the entire amount of the convertible notes is recognised as a liability in the balance sheet, on the basis of amortised cost. Transaction costs are included in the effective interest rate calculations, in order to arrive at amortised cost at each balance date.

(xxviii) Contributed equity

Ordinary and preference shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(xxix) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

When there are potential ordinary shares that are dilutive, diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(xxx) Film production

Producer & overhead fees receivable

Only producer & overhead fees receivable from parties other than Village Roadshow Films (BVI) Limited ("VRF") have been recognised as income, and producer & overhead fees receivable by the VRL group from VRF have been eliminated against the Film Cost asset shown in the Balance Sheet.

Recognition of film production revenue and expenses

Revenue and expenses - general

All revenue and expenses (except film production costs and capitalised borrowing costs) are recognised in the Income Statement as they are incurred. Revenue includes producer & overhead fees from parties other than VRF and film exploitation revenues. Expenses include prints & advertising, sub-distribution fees, participations & residuals, studio participations and divisional overheads.

Film production costs

Film production costs relate to the acquisition of film rights from third parties, in relation to all territories excluding USA and Canada.

Amortisation of film production costs

Film production costs are capitalised in the Balance Sheet and amortised in accordance with the measurement requirements of AASB 111: *Construction Contracts*. The progressive film production amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be amortised immediately. Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/Video & television streams. The amortisation of capitalised borrowing costs is included in the film exploitation profit calculation.

Derivative Financial Instruments and Hedging

Fair value interest rate derivative movements directly attributable to the film portfolio are treated as capitalised borrowing costs and are included in the film exploitation profit calculations. The balance of the fair value movements of interest rate derivatives which are not treated as capitalised borrowing costs, and which do not qualify as effective cash flow hedges, are taken directly to net profit or loss for the year. Refer also to Note 1(c)(ix) for the detailed accounting policy on derivative financial instruments and hedging.

(xxxi) Segment reporting

A business segment is identified for a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is identified when products or services are provided within a particular economic environment subject to risks and returns that are different from those of segments operating in other economic environments.

(xxxii) Financial Guarantees

The fair values of financial guarantee contracts as disclosed in Note 15 have been assessed using a probability weighted discounted cash flow approach. In order to estimate the fair value under this approach the following assumptions were made:

- Probability of Default: This represents the likelihood of the guaranteed party defaulting in the remaining guarantee period and is assessed based on historical default rates of companies rated by Standard & Poors. The probability of default ranges used for the years ended 30 June 2007 and 30 June 2006 were 9.94% to 28.85%.
- Recovery Rate: This represents the estimated proportion of the exposure that is expected to be recovered in the event of a default by the guaranteed party and is estimated based on the business of the guaranteed parties. The recovery rate ranges used for the years ended 30 June 2007 and 30 June 2006 were 40% to 60%.

The values of the financial guarantees over each future year of the guarantees' lives is discounted over the contractual term of the guarantees to reporting date to determine the fair values. The contractual term of the guarantees matches the underlying obligations to which they relate. The financial guarantee liabilities determined using this method are then amortised over the remaining contractual term of the guarantees.

(d) Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in Note 9.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using a binomial option pricing model, a Monte Carlo simulation technique or the Black-Scholes model, as appropriate, using the assumptions detailed in Note 26.

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Significant accounting estimates and assumptions (continued)

Film production

The Group makes certain estimates and judgements based on historical experience and other factors, including estimates relating to the future performance of films. Refer Note 1(c)(xxx) for details relating to the recognition of film production revenue and expenses.

Income Taxes

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due (refer to note 22(a)(viii)). Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provision in the period in which such determination is made.

(e) Mandatory changes in accounting policies

As detailed in Note 1(c)(xxxii), the VRL group has applied the amended Australian Accounting Standard AASB 139: *Financial Instruments - Recognition and Measurement* relating to financial guarantees for the first time in the accounts for the year ended 30 June 2007, with comparative disclosures. The impact on the parent entity financial statements is summarised below.

	VILLAGE ROADSHOW LIMITED	
	Before Changes $'000	After Changes $'000
Income Statement impacts:		
Continuing profit after tax for the year to 30 June 2007	41,574	42,123
Balance Sheet impacts:		
Investment in controlled entities	421,608	424,991
Financial guarantee liabilities	-	2,834

(f) Voluntary changes in accounting policies

Subsequent to 30 June 2006, the VRL group clarified its accounting policy in relation to the treatment of capitalised borrowing costs to include the fair value movements of interest rate derivatives relating to the financing of the Film Production division.

These changes have been applied retrospectively in accordance with AASB 108: *Accounting Policies, Changes in Accounting Estimates and Errors*, therefore opening balances and comparative results have been adjusted accordingly.

(i) Summary of changes:

As advised to the Australian Securities Exchange on 3 January 2007, the VRL group has clarified its accounting policy in relation to the treatment of capitalised borrowing costs to include the non-cash fair value movements of interest rate derivatives relating to the financing of the Film Production division. Previously, these derivatives were marked to market partially through the Income Statement in accordance with AASB 139: *Financial Instruments: Recognition and Measurement*. These unrealised derivative gains and losses will continue to fluctuate, however by the end of the hedging period will net to zero on a cumulative basis. The fair value movements on these derivatives were not previously recognised in accounting for the Film Production division's half-yearly and annual film portfolio exploitation profit.

Gains or losses arising from changes in the fair value of derivatives, except for those that qualify as effective cash flow hedges, continue to be taken directly to net profit or loss for the year in accordance with AASB 139.

Following the change in accounting policy, a component of the fair value movements will now be treated as capitalised borrowing costs and included in the Film Production division's film exploitation profit calculations. The VRL Group believes that this change will provide a more relevant and reliable reflection for the Film Production division results on a half-yearly and annual basis.

In addition, the VRL Group's accounting policy for Borrowing Costs (Note 1(c)(iii) in the 30 June 2006 Annual Report) stated that borrowing costs were expensed as incurred, and that costs attributable to borrowings used to finance capital works were not included in the cost of those works while those works were being completed. This has been clarified to state that borrowing costs are expensed as incurred, except where they are directly attributable to qualifying assets. Where directly attributable to a qualifying asset, borrowing costs are capitalised as part of the cost of that asset.

(ii) Amended accounting policy notes or extracts:

Amended accounting policy notes incorporating the above changes are contained within the following policy notes:

Note 1(c)(iv) Borrowing costs
Note 1(c)(xxx) Film production

(iii) Reconciliation of impact upon financial statements

The reconciliation of the impacts of the accounting policy changes is summarised below.

	CONSOLIDATED	
	Before Changes $'000	After Changes $'000
Income Statement impacts:		
Amortisation of Film Library for the year to 30 June 2006	271,938	277,521
Continuing profit before tax for the year to 30 June 2006	9,538	3,955
Attributable loss after tax for the year to 30 June 2006	(35,109)	(40,692)
Amortisation of Film Library for the year to 30 June 2007	175,126	168,508
Continuing profit before tax for the year to 30 June 2007	34,024	40,642
Attributable profit after tax for the year to 30 June 2007	38,461	45,079
Balance Sheet impacts:		
Accumulated losses as at 1 July 2005	(191,136)	(195,357)
Accumulated losses as at 30 June 2006	(242,232)	(252,036)
Accumulated losses as at 30 June 2007	(301,935)	(305,121)
Total written-down value of Film Library 30 June 2006	718,282	708,339
Total written-down value of Film Library 30 June 2007	778,347	775,805
Earnings per Share ("EPS") impacts		
Basic and diluted EPS for year ended 30 June 2006	(21.96)	(25.45)
Basic and diluted EPS for year ended 30 June 2007	25.70	30.12

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(2) REVENUE AND EXPENSES					
(a) Reconciliation of Operating Profit					
Profit (loss) before income tax expense		57,556	(30,086)	(215,053)	173,823
Less discontinued operations profit (loss) before tax	(31)	16,914	(34,041)	(225,000)	-
Less material items of income and expense profit (loss) before tax	(2(g))	(8,080)	(49,717)	22,658	(50,341)
Profit (loss) before tax excluding discontinued operations & material items of income and expense		48,722	53,672	(12,711)	224,164
Income tax revenue (expense) excluding discontinued operations & material items of income and expense		9,604	(21,947)	30,749	(1,022)
Profit attributable to minority interests excluding discontinued operations & material items of income and expense		(21,136)	(14,163)	-	-
Net profit attributable to members excluding discontinued operations & material items of income and expense		37,190	17,562	18,038	223,142
(b) Revenue from continuing operations					
Revenue from sale and exploitation of film productions		641,093	903,065	-	-
Revenue from sale of goods		155,633	63,411	-	-
Rendering of other services		695,737	528,940	-	-
Dividends from -					
Controlled entities		-	-	15,741	249,748
Other entities		200	432	5,000	9,000
Finance revenue		10,748	12,751	452	135
Total revenues from continuing operations		1,503,411	1,508,599	21,193	258,883
Breakdown of finance revenue:					
Interest from -					
Other entities		10,728	12,734	452	135
Associated entities (cinema interests)		20	18	-	-
		10,748	12,752	452	135
(c) Other income from continuing operations					
Commission from -					
Other entities		456	-	-	-
Associated entities		17	11	-	-
Management Fees from -					
Other entities		5,341	4,718	5	18
Associated entities		8,949	6,377	7,714	5,751
Controlled entities [1]		-	-	8,746	38,015
Rental Income		1,768	2,300	-	-
Net gains on disposal of property, plant and equipment		-	-	1	-
Net gains on disposal of investments in associates and other entities		-	647	1,479	-
Financial guarantee income - group		-	-	549	-
Other		18,270	16,780	90	78
		34,801	30,833	18,584	43,862

[1] The Parent Entity disclosure includes Nil in 2007 (2006: $27.7 million) for recharging of legal settlements and legal expenses in relation to the Film Production division (refer Note 2(g)).

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(d) Share of net profits (losses) of associates and joint venture entities/partnerships accounted for using the equity method					
Share of associates' net profits	(11(a))	19,840	23,147	-	-
Share of joint venture entities'/partnerships' net profits	(11(b))	1,417	2,946	-	-
		21,257	26,093	-	-

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(2) REVENUE AND EXPENSES (continued)				
(e) Expenses excluding finance costs from continuing operations				
Employee expenses -				
Employee benefits	20,779	15,222	1,800	1,445
Remuneration and other employee expenses	250,382	173,220	28,729	26,717
Total employee expenses	271,161	188,442	30,529	28,162
Cost of goods sold	52,305	18,696	-	-
Occupancy expenses -				
Operating lease rental - minimum lease payments	55,887	58,896	1,138	1,056
Operating lease rental - contingent rental payments	2,652	2,866	-	-
Other occupancy expenses	39,208	33,194	532	678
Total occupancy expenses	97,747	94,956	1,670	1,734
Film hire and other film expenses	553,464	669,393	-	-
Depreciation of -				
Buildings & improvements	2,790	1,183	-	-
Plant, equipment & vehicles	36,305	21,796	1,904	1,574
Amortisation of -				
Leasehold improvements	12,585	7,591	109	77
Finance lease assets	969	2,176	378	661
Deferred expenditure	311	1,446	175	697
Other intangibles	870	1,079	-	-
Film library	168,508	277,521	-	-
Total depreciation and amortisation	222,338	312,792	2,566	3,009
Impairment of -				
Capital Work in Progress	-	373	-	-
Plant, equipment & vehicles	196	6	-	-
Goodwill	-	1,221	-	-
Leasehold improvements	-	417	-	-
Finance lease assets	-	595	-	-
Investments - group (refer Note 2(g))	-	-	-	240,757
Reversal of impairment of -				
Investments - group (refer Note 2(g))	-	-	(31,338)	-
Receivables - group (refer Note 2(g))	-	-	-	(234,739)
Total impairment charges	196	2,612	(31,338)	6,018
Net Loss on disposal of property, plant and equipment	1,520	321	-	70
Net loss on disposal of investments in associates and other entities	-	-	-	684
Loss on repurchase of Convertible Notes (refer Note 2(g))	6,781	-	6,781	-
Net realised foreign currency (gains) losses	2,527	6,796	-	-
Inter-company capital contribution expenses (refer Note 2(g))	-	-	-	44,323
Immediate write-off of investment (refer Note 2(g))	-	4,912	-	-
Restructuring costs - Film Production division (included in Note 2(g))	-	15,303	-	-
Theme Park restructuring costs written-off (refer Note 2(g))	4,899	-	1,899	-
Legal settlement and expenses (reversal of provision) - Film Production division (refer Note 2(g))	(3,600)	23,722	-	27,739
Management and services fees paid	3,010	2,467	-	-
Guarantee fees paid	2,693	2,704	-	-
Advertising and promotions	43,526	31,208	-	-
Regulatory and licencing fees	20,479	15,283	-	1
Settlement and other discounts	18,174	16,890	-	-
Telecommunications	6,603	6,056	535	659
General and administration expenses -				
Provision for doubtful debts	(1,475)	315	-	-
Bad debts written off - other	373	319	305	9
Other general and administration expenses	83,284	64,032	11,590	12,704
Total general and administration expenses	82,182	64,666	11,895	12,713
Total expenses excluding finance costs	1,385,905	1,477,219	24,537	125,112

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

		CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(2)	**REVENUES AND EXPENSES** (continued)				
(f)	**Finance Costs**				
	Bank loans and overdrafts	122,035	91,692	3,801	3,566
	Finance charges payable under finance leases and hire purchase contracts	78	274	41	128
	Make good provision discount adjustment	21	53	-	-
	Other	3,868	222	1,451	116
	Total finance costs (on a historical cost basis)	126,002	92,241	5,293	3,810
	Fair value change on derivatives [1]	6,920	(7,890)	-	-
	Total finance costs	132,922	84,351	5,293	3,810
	Capitalisation and amortisation of Finance Costs:[2]				
	Opening balance	-	-	-	-
	Finance costs capitalised during the period - borrowing costs	61,676	60,822	-	-
	Finance costs capitalised during the period - hedge borrowing costs	6,618	(5,583)	-	-
	Finance costs amortised during the period - borrowing costs	(61,676)	(60,822)	-	-
	Finance costs amortised during the period - hedge borrowing costs	(6,618)	5,583	-	-
	Closing balance	-	-	-	-

[1] The unrealised gain on the fair value change on derivatives during the year mainly relates to the Film Production division's USD 1.4 billion financing facility. These unrealised AIFRS mark to market profits or losses are likely to continue to be significant in the future, and can fluctuate materially both during and between balance dates as a result of relatively minor changes in key variables, such as interest rate yield curves. As these unrealised gains and losses will fluctuate, and by the end of the hedging period will net to zero on a cumulative basis, focus should be on the Film Production division's results excluding these gains and losses.

[2] Subsequent to 30 June 2006, the VRL group clarified its accounting policy in relation to the treatment of capitalised borrowing costs - refer Note 1(f).

		CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(g)	**Material items of income and expense from continuing operations**				
	The following material items of income and expense, which are included in the results shown in the Income Statement, are relevant in explaining the financial performance of the Group.				
	Legal settlement and legal expenses (reversal of provision) - Film Production division (refer Note 22(a)(ix) in relation to the 2007 amount)	3,600	(23,722)	-	(27,739)
	Restructuring costs - Film Production division	-	(21,083)	-	-
	Immediate write off of investment	-	(4,912)	-	-
	Loss on repurchase of Convertible Notes	(6,781)	-	(6,781)	-
	Theme Park restructuring costs written-off	(4,899)	-	(1,899)	-
	Management fees received - recharge of amounts to subsidiaries in relation to legal matters - Film Production division	-	-	-	27,739
	Impairment of investments in subsidiaries	-	-	-	(240,757)
	Reversal of impairment of loan to subsidiary	-	-	-	234,739
	Reversal of impairment of investment in subsidiaries	-	-	31,338	-
	Inter-company capital contribution expenses	-	-	-	(44,323)
	Total profit (loss) from material items of income and expense before tax	(8,080)	(49,717)	22,658	(50,341)
	Income tax revenue	(347)	(12,307)	(1,427)	-
	Total profit (loss) from material items of income and expense after tax	(7,733)	(37,410)	24,085	(50,341)

(3) EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

		CONSOLIDATED 2007	CONSOLIDATED 2006
(a)	**Earnings Per Share:**		
	Net profit (loss) attributable to ordinary equity holders of Village Roadshow Ltd.		
	Basic EPS	30.12 cents	(25.45) cents
	Net profit (loss) from continuing operations attributable to ordinary equity holders of Village Roadshow Limited		
	Basic EPS	19.68 cents	(12.41) cents
(b)	Earnings Per Share adjusted to eliminate discontinued operations and material items of income and expense from the calculations [1]		
	Basic EPS	24.85 cents	10.98 cents

[1] Alternative disclosure based on attributable net profit of $37.190 million (2006 $17.562 million) - refer Note 2(a).

(3) EARNINGS PER SHARE (continued)

(c) The following reflects the income and share data used in the basic earnings per share computations:

	CONSOLIDATED 2007 $'000	2006 $'000
Net profit (loss) attributable to ordinary equity holders of Village Roadshow Limited from continuing operations	29,457	(19,848)
Profit (loss) attributable to ordinary equity holders of Village Roadshow Limited from discontinued operations	15,622	(20,844)
Net profit (loss) attributable to ordinary equity holders of Village Roadshow Limited	45,079	(40,692)
Less: Net profit (loss) attributable to discontinued operations and material items of income and expense	7,889	(58,254)
Net profit attributable to ordinary equity holders of Village Roadshow Limited excluding discontinued operations and material items of income and expense	37,190	17,562

	2007 No. of Shares	2006 No. of Shares
Weighted average number of ordinary shares for basic earnings per share[2]	149,671,573	159,904,681

[2] There are no potential ordinary shares that are dilutive. The 6,000,000 issued options were reviewed and determined not to be potential ordinary shares as at 30 June 2007 or 30 June 2006.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

Under Accounting Standard AASB 2: *Share Based Payment*, shares issued under the company's various share plans are treated as 'in-substance' options. Shares issued under these plans that are treated as 'in-substance' options are included in ordinary shares for the purposes of the EPS calculation.

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(4) INCOME TAX				
(a) Major components of income tax expense for the years ended 30 June 2007 and 2006 are:				
Income Statement				
Current income tax				
Current income tax expense (revenue)	23,994	29,026	(16,727)	16,484
Adjustments in respect of current income tax of prior years	195	(6,431)	-	-
Deferred income tax				
Relating to origination and reversal of temporary differences	(1,747)	(11,574)	2,905	(15,462)
Benefit from previously unrecognised tax losses	(18,354)	-	(18,354)	-
Other non-current tax liabilities				
Other	(14,039)	(1,381)	-	-
Income tax expense (revenue) reported in income statement	(9,951)	9,640	(32,176)	1,022
(b) A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the Group's effective income tax rate is as follows:				
Accounting profit (loss) before tax from continuing operations	40,642	3,955	9,947	173,823
Profit (loss) before tax from discontinued operations	16,914	(34,041)	(225,000)	-
Accounting profit (loss) before income tax	57,556	(30,086)	(215,053)	173,823
At the statutory income tax rate of 30% (2006:30%)	17,267	(9,026)	(64,516)	52,147
Adjustments in respect of current income tax of previous years	195	(6,431)	-	-
Unrecognised tax losses	-	9,044	-	-
Unrecognised deferred tax assets	-	-	-	23,524
Non-deductible expenditure (net of non-assessable provision reversals)	2,526	714	58,099	503
Rebateable and other non-assessable dividends	-	-	(6,222)	(77,624)
Non-assessable income	(3,782)	(4,036)	-	-
After-tax equity (profits) losses included in pre-tax profit	(4,262)	(3,916)	-	-
After-tax partnership (profits) losses included in pre-tax profit	(425)	(884)	-	-
Adjustments to deferred tax assets and other non-current tax liabilities	(37,656)	-	(21,941)	-
Adjustments relating to overseas subsidiaries	15,531	8,505	-	-
Other	1,947	2,473	2,404	2,472
At effective income tax rate of n/a (Village Roadshow Limited n/a) (2006: 11.8%, Village Roadshow Limited: 0.6%)	(8,659)	(3,557)	(32,176)	1,022
Income tax expense (revenue) - continuing operations	(9,951)	9,640	(32,176)	1,022
Income tax expense (revenue) - discontinued operations (refer Note 31)	1,292	(13,197)	-	-
Total income tax expense (revenue)	(8,659)	(3,557)	(32,176)	1,022

	BALANCE SHEET 2007 $'000	BALANCE SHEET 2006 $'000	INCOME STATEMENT 2007 $'000	INCOME STATEMENT 2006 $'000
(4) INCOME TAX (continued)				
(c) Deferred tax				
Deferred income tax at 30 June relates to the following:				
CONSOLIDATED				
Deferred tax liabilities				
Property, plant & equipment	30,814	-	6,114	-
Other (including impact of net-down with deferred tax assets)	2,886	988	1,898	(19,152)
Total deferred income tax liabilities	33,700	988		
Other non-current tax liabilities				
Other	94,100	108,139	(14,039)	(1,381)
Deferred tax assets				
Post-employment benefits	5,045	4,969	(76)	96
Investments	4,714	5,648	934	(697)
Property, plant & equipment	8,781	-	(8,781)	
Sundry creditors & accruals	1,213	2,691	1,478	(1,092)
Provision for doubtful debts	979	1,167	188	(129)
Expenses deductible over five year period	12,221	15,841	3,620	(15,256)
Functional currency adjustments	-	-	-	6,606
Unearned income	2,106	-	(2,106)	-
Booked income tax losses	18,354	-	(18,354)	-
Other (including impact of net-down with deferred tax liabilities)	5,650	634	(5,016)	18,050
Total deferred income tax assets	59,063	30,950		
Deferred income tax revenue			(34,140)	(12,955)
VILLAGE ROADSHOW LIMITED				
Deferred tax assets				
Post-employment benefits	2,073	1,912	(161)	(113)
Expenses deductible over five year period	11,565	15,841	4,276	(15,841)
Booked income tax losses	18,354	-	(18,354)	-
Other (including impact of net-down with deferred tax liabilities)	898	(312)	(1,210)	492
Total deferred income tax assets	32,890	17,441		
Deferred income tax revenue			(15,449)	(15,462)
(d) The following future income tax benefits arising from tax losses and credits of the Village Roadshow Limited ("VRL") Tax Consolidated Group have not been brought to account as realisation of those benefits is not probable -				
Benefits for revenue losses	-	24,195	-	24,195
Benefits for foreign tax credits[1]	6,543	10,436	6,543	10,436
Benefits for capital losses[2]	8,807	36,790	8,807	36,790

[1] The majority of the unbooked foreign tax credits expire by 30 June 2010 if not used by that date.

[2] An additional amount of capital losses for the VRL Tax Consolidated Group for the years ended 30 June 2007 and June 2006 is still being finalised.

These benefits will only be obtained if:

(a) the VRL Tax Consolidated Group derives future assessable income of a nature and amount sufficient to enable the benefits of deductions for the losses to be realised;

(b) there is continuity of compliance with the conditions for deductibility, imposed by law; and

(c) no changes in tax legislation adversely affect the VRL Tax Consolidated Group from realising the benefits of deductions for the losses.

Austereo Group Limited - Tax Consolidation
Effective from 1 July 2002, Austereo Group Limited ("Austereo") and its relevant wholly-owned entities have formed a Tax Consolidated group. Members of the group have entered into a combined Tax Sharing and Tax Funding agreement ("TSA") in order to allocate income tax expense to the wholly-owned entities predominantly on a stand-alone basis. In addition, the TSA provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations to the Australian Taxation Office. At balance date, the possibility of default is remote. The head entity of the Tax Consolidated group is Austereo. Austereo has formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

Village Roadshow Limited - Tax Consolidation
Effective from 1 July 2003, Village Roadshow Limited ("VRL") and its relevant wholly-owned entities have formed a Tax Consolidated group. Members of the Tax Consolidated group have entered into a TSA in order to allocate income tax expense to the wholly-owned entities predominantly on a stand-alone basis. In addition, the TSA provides for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations to the Australian Taxation Office. At balance date, the possibility of default is remote. The head entity of the Tax Consolidated group is VRL. VRL has formally notified the Australian Taxation Office of its adoption of the tax consolidation regime.

The VRL group has reset the tax values of some of the assets of its wholly-owned entities, which has not resulted in any material impact on the financial statements of VRL or the VRL group for the year ended 30 June 2005.

The Group has determined that it will not transfer any revenue or capital losses into the VRL Tax Consolidation group. These losses, subject to various restrictions, remain available to offset any additional assessable income in relation to tax years ended on or before 30 June 2003.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
(5)	**DIVIDENDS PAID AND PROPOSED**				
(a)	**Declared and paid during the year**				
	Fully-franked special dividend on A Class preference shares of 37.0 cents per share (2006: 10.175 cents per share)	51,871	11,052	51,871	11,052
	Fully-franked special dividend on ordinary shares of 34.0 cents per share (2006: 7.175 cents per share)	40,535	12,062	40,535	12,062
		92,406	23,114	92,406	23,114
(b)	**Declared subsequent to year-end**				
	Fully-franked interim dividend for the year ending 30 June 2008 on A Class preference shares of 12.0 cents per share (2006: Nil)	13,083	-	13,083	-
	Fully-franked interim dividend on ordinary shares of 9.0 cents per share (2006: Nil)	12,511	-	12,511	-
		25,594	-	25,594	-
(c)	**Franking credit balance**				
	The amount of franking credits available for the subsequent financial year are:				
	- franking account balance as at the end of the financial year at 30%			2,911	36,509
	- franking credits that will arise from the payment of income tax payable as at the end of the financial year			-	-
	The amount of franking credits available for future reporting periods:			2,911	36,509
	The tax rate at which paid dividends have been franked is 30% (2006: 30%)				
(6)	**CASH AND CASH EQUIVALENTS**				
(a)	**Reconciliation of cash**				
	Cash on hand and at bank	46,930	28,516	15	25
	Deposits at call	122,750	147,689	-	-
	Total cash on hand and at bank - continuing operations	169,680	176,205	15	25
	For the purposes of the Cash Flow Statement, cash and cash equivalents comprise the following at 30 June:				
	Net cash on hand and at bank - continuing operations	169,680	176,205	15	25
	Cash on hand and at bank attributable to discontinued operations	872	1,955	-	-
	Total cash on hand and cash equivalents for the purposes of the Cash Flow Statement	170,552	178,160	15	25
(b)	**Reconciliation of operating profit after tax to net operating cash flows**				
	Net operating profit (loss)	66,215	(26,529)	(182,877)	172,801
	Adjustments for:				
	Depreciation	39,095	25,790	1,904	1,574
	Amortisation	183,243	291,078	662	1,435
	Impairment (reversal) of non-current assets and held-for-sale assets (net)	196	2,590	193,662	6,018
	Provisions	5,288	8,572	537	378
	Net (gains) losses on disposal of assets	(12,285)	(15,746)	(1,472)	754
	Unrealised foreign currency (profit)/loss	(598)	512	-	-
	Unrealised derivative gain	6,920	(7,890)	-	-
	Share of equity accounted profits not received as dividends or distributions	(19,878)	1,071	-	-
	Loss on redemption of convertible notes	5,924	-	5,924	-
	Impact of tax consolidation regime on tax balances	-	-	-	22,828
	Inter-company capital contribution expenses classified as investing activities	-	-	-	44,323
	Changes in assets & liabilities:				
	(Increase) decrease trade and other receivables	(7,639)	100,299	(677)	(509)
	Increase (decrease) trade and other payables	67,685	12,750	2,350	640
	(Increase) decrease net current tax assets	8,813	2,719	2,969	6,477
	Increase (decrease) unearned income	4,595	(1,295)	-	-
	Increase (decrease) other payables and provisions	(62,223)	48,697	7,277	1,780
	(Increase) decrease film library[1]	(320,584)	(260,323)	-	-
	(Increase) decrease inventories	(447)	(16,606)	(4)	-
	(Increase) decrease capitalised borrowing costs	(750)	(300)	(750)	-
	Increase (decrease) deferred and other income tax liabilities	(29,582)	(18,063)	(15,449)	(15,463)
	(Increase) decrease prepayments and other assets	(6,033)	(15,583)	-	(1,023)
	Net operating cash flows	(72,045)	131,743	14,056	242,013

[1] Payments to suppliers showing in the Statement of Cash Flows include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the year ended 30 June 2007, $320.6 million was expended on copyright assets (year ended 30 June 2006: $260.3 million).

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
(c)	**Financing facilities available**				
	At reporting date, the following financing facilities were available :				
	Total facilities	2,719,140	2,669,881	150,000	200,000
	Facilities used at reporting date	1,697,827	1,214,463	-	-
	Facilities unused at reporting date[1]	1,021,313	1,455,418	150,000	200,000

[1] Unused facilities (consolidated) includes $786.6 million (2006: $1,140.8 million) relating to Village Roadshow Films (BVI) Limited.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(7) TRADE AND OTHER RECEIVABLES				
Current:				
Trade and other receivables	247,994	240,698	1,425	1,071
Provision for doubtful debts	(12,103)	(12,787)	(70)	(70)
	235,891	227,911	1,355	1,001
Due from associated entities	8,228	3,754	-	-
Other advances	18,559	55	-	-
	262,678	231,720	1,355	1,001
Non-current:				
Unsecured advances - other	9,326	6,994	-	-
Provision for non recovery	-	(1,137)	-	-
	9,326	5,857	-	-
Owing by -				
Associated entities	23,785	25,891	-	283
Provision for non recovery	(245)	(1,300)	-	-
	23,540	24,591	-	283
Controlled entities - secured	-	-	292,337	369,651
	23,540	24,591	292,337	369,934
	32,866	30,448	292,337	369,934
(8) INVENTORIES				
Current:				
Merchandise held for resale - at cost	9,509	3,236	235	230

(9) INTANGIBLE ASSETS AND GOODWILL

FOR THE YEAR ENDED 30 JUNE 2007 — CONSOLIDATED[5]

	Radio Licences[1] $'000	Film Library[2] $'000	Goodwill[3] $'000	Brand Names[4] $'000	Other $'000	Total $'000
At 1 July 2006						
Cost (gross carrying amount)	459,403	2,066,975	47,493	-	4,937	2,578,808
Accumulated amortisation and impairment	-	(1,358,636)	-	-	(3,551)	(1,362,187)
Net carrying amount	459,403	708,339	47,493	-	1,386	1,216,621
Year ended 30 June 2007						
At 1 July 2006, net of accumulated amortisation and impairment	459,403	708,339	47,493	-	1,386	1,216,621
Additions	-	320,584	-	-	3,412	323,996
Uplift of amounts previously owned	-	-	-	15,840	-	15,840
Acquisition of subsidiary (Note 32)	-	-	136,813	15,840	835	153,488
Disposals / transfer to held for sale assets	-	-	(7,818)	-	-	(7,818)
Net foreign currency movements arising from investments in foreign operations	(526)	(84,610)	(586)	-	-	(85,722)
Amortisation	-	(168,508)	-	-	(870)	(169,378)
Net carrying amount	458,877	775,805	175,902	31,680	4,763	1,447,027
At 30 June 2007						
Cost (gross carrying amount)	458,877	2,182,175	175,902	31,680	8,580	2,857,214
Accumulated amortisation and impairment	-	(1,406,370)	-	-	(3,817)	(1,410,187)
Net carrying amount	458,877	775,805	175,902	31,680	4,763	1,447,027
Current	-	418,266	-	-	-	418,266
Non-current	458,877	357,539	175,902	31,680	4,763	1,028,761
Net carrying amount	458,877	775,805	175,902	31,680	4,763	1,447,027

[1] As at 30 June 2007, Austereo Group Limited reflect the value of Radio Licences at cost of $870.9 million (2006: $871.5 million). This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently below the lower end of the range of estimates provided by the independent valuer. The VRL group has continued to record these Radio Licences at original cost of $458.9 million (2006: $459.4 million). Both the $870.9 million and $458.9 million amounts referred to above represent 100% of the Radio Licences.

[2] Refer Note 22(a)(vii) for details of the security provided by the film library.

[3] Purchased as part of business combinations.

[4] Brand names purchased as part of the acquisition of Australian Theme Park interests and independently valued as part of the acquisition accounting. Amount purchased relates to the 50% acquired, whereas the uplift amount represents the underlying 50% previously owned. Refer Note 32.

[5] There are no intangible assets or goodwill held by the parent entity.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(9) INTANGIBLE ASSETS AND GOODWILL *(continued)*

FOR THE YEAR ENDED 30 JUNE 2006	Radio Licences[1]	Film Library[2]	Goodwill[3]	Brand Names[4]	Other	CONSOLIDATED[5] Total
	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2005						
Cost (gross carrying amount)	458,862	1,690,904	48,206	-	3,812	2,201,784
Accumulated amortisation and impairment	-	(984,613)	-	-	(2,102)	(986,715)
Net carrying amount	458,862	706,291	48,206	-	1,710	1,215,069
Year ended 30 June 2006						
At 1 July 2005, net of accumulated amortisation and impairment	458,862	706,291	48,206	-	1,710	1,215,069
Additions	-	260,323	-	-	1,200	261,523
Disposals	-	-	-	-	(466)	(466)
Net foreign currency movements arising from investments in foreign operations	541	19,246	508	-	21	20,316
Impairment	-	-	(1,221)	-	-	(1,221)
Amortisation	-	(277,521)	-	-	(1,079)	(278,600)
Net carrying amount	459,403	708,339	47,493	-	1,386	1,216,621
At 30 June 2006						
Cost (gross carrying amount)	459,403	2,066,975	47,493	-	4,937	2,578,808
Accumulated amortisation and impairment	-	(1,358,636)	-	-	(3,551)	(1,362,187)
Net carrying amount	459,403	708,339	47,493	-	1,386	1,216,621
Current	-	235,314	-	-	-	235,314
Non-current	459,403	473,025	47,493	-	1,386	981,307
Net carrying amount	459,403	708,339	47,493	-	1,386	1,216,621

Notes: refer previous page.

(a) Impairment testing of goodwill, radio licences and brand names

Goodwill and indefinite life intangible assets are tested at least annually for impairment based upon the recoverable amount of the appropriate cash generating units ("CGU's") to which the goodwill has been allocated. Details of the Group's main goodwill and indefinite life intangible assets are provided below.

Goodwill assessed on the basis of value-in-use:

The recoverable amount of part of the Group's goodwill has been determined based on value-in-use calculations, using cash flow projections covering a five-year period. The key assumptions on which the Company has based cash flow projections when determining value-in-use were that projected future performance was based on past performance and expectations for the future, and that no significant events were identified which would cause the Company to conclude that past performance was not an appropriate indicator of future performance. The pre-tax discount rate applied to the cash flow projections was in the range of 14.7% to 16.1% (2006: 13.8% to 15.2%). Cash flows beyond five years have been extrapolated using a terminal growth rate of 3% (2006: 3%). The growth rate does not exceed the long-term average growth rate for the businesses in which the CGU's operate. Goodwill allocated to cash generating units for impairment testing include material groupings and 2007 balances as follows:

- Village Roadshow Theme Parks - $136.8 million (2006: Nil) (re: Australian Theme Park interests)
- Village Cinemas Australia Pty. Ltd. - $29.8 million (2006: $29.8 million) (re: Australian Theatres Joint Venture cinema circuit)
- Entertainment of the Future Pty. Ltd. - $4.1 million (2006: $4.1 million) (re: Jam Factory and Geelong cinemas)
- Village Roadshow Theatres Pty. Ltd. - $3.9 million (2006: $3.9 million) (re: various Victorian cinemas)

Goodwill assessed on the basis of fair value less costs to sell:

The recoverable amount of goodwill that relates to the Group's investment in its subsidiaries in Greece ($7.8 million) has been assessed on the basis of fair value less costs to sell. The amount used for fair value less costs to sell was derived from a signed memorandum of understanding received in June 2007 relating to the relevant entity, which sale has been settled subsequent to 30 June 2007. This goodwill has been classified as held for sale as at 30 June 2007.

Radio Licences:

Radio licences are classified as indefinite life intangible assets and are therefore subject to annual impairment testing. For the purposes of impairment testing the licences have been allocated to individual cash generating units, the most significant being Australian metropolitan radio (2007: $449.9 million, 2006: $449.9 million).

The recoverable amount of the radio licences has been determined using an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology, a discounted cash flow ("DCF") analysis of Austereo's future projected cash flows for five years adjusted for a termination value based on current market estimates. Five years has been used as the projection period to ensure consistency with the DCF valuation approach adopted since the listing of Austereo Group Limited in 2001. Key assumptions underpinning the DCF analysis relate to:

- growth in the radio market;
- the revenue shares achieved by each CGU in their relevant market; and
- cost inflation.

The growth in the radio market is determined by reference to the long term historical growth rate and nominal GDP estimates published by leading long term economic forecasters. Cost inflation is determined by reference to CPI estimates published by leading long term economic forecasters and the Reserve Bank of Australia's CPI target band. Revenue share forecasts for each CGU are determined via reference to actual results achieved and trends identified in relevant statistics made available to the radio industry. The discount rates applied to cash flow projections range from 9.8% to 11.2% (2006: 9.8% to 11.7%). Various secondary valuation techniques were also applied to assess the fair market value of the licences, as a cross reference analysis in confirmation of the DCF valuation.

Brand Names:

Brand names owned by the Village Roadshow Theme Parks are classified as indefinite life intangible assets and are therefore subject to annual impairment testing. For the purposes of impairment testing the brand names have been allocated to individual cash generating units within the Australian Theme Parks (2007: $31.7 million, 2006: Nil). The discount rates applied to cash flow projections ranged from 12.6% to 17.4%.

		Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(10)	**OTHER ASSETS**					
	Current:					
	Film projects, production advances and other work in progress		5,019	2,711	-	-
	Other prepayments		13,387	7,020	376	433
	Prepaid royalties and other assets		27,188	27,287	-	-
			45,594	37,018	376	433
	Non-current:					
	Security deposits		2,559	2,777	-	-
	Other prepayments		2,358	15,397	-	-
	Other assets		12,277	5,891	4,907	-
			17,194	24,065	4,907	-
(11)	**INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD**					
	Non-current:					
	Investments in associates - unlisted shares	11 (a)(iv)	82,581	87,814	-	-
	Investments - jointly controlled entities/partnerships	11 (b)(iv)	663	5,011	-	-
			83,244	92,825	-	-

There were no impairment losses relating to investments accounted for using the equity method in the year ended 30 June 2007 (2006: nil). Refer to Note 23(c) for other expenditure commitments relating to these investments.

(a) Investments in associates

		Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000
(i)	*Share of associates' balance sheet*			
	Current assets		151,962	140,865
	Non-current assets		89,515	150,357
			241,477	291,222
	Current liabilities		(124,946)	(94,292)
	Non-current liabilities		(36,842)	(116,927)
			(161,788)	(211,219)
	Net assets		79,689	80,003
(ii)	*Share of associates' revenue and profits (losses)*			
	Revenue		234,401	269,224
	Profit (loss) before income tax		27,247	37,514
	Income tax expense		(8,041)	(14,174)
	Profit (loss) after income tax		19,206	23,340
	Other adjustments		634	(193)
	Share of associates' profit or loss recognised in Income Statement		19,840	23,147
	Cumulative unrecognised share of associate's profit (loss) after income tax due to discontinuation of equity method		(62)	(844)

Contingent liabilities of associates
Share of contingent liabilities incurred jointly with other investors - refer Note 22.

(iii) Summarised contribution by entity:

Entity	EQUITY SHARE OF PROFIT (LOSS) AFTER TAX 2007 $'000	EQUITY SHARE OF PROFIT (LOSS) AFTER TAX 2006 $'000
Ballarat Cinemas Pty. Limited	7	(5)
Dartina Developments Limited	3,399	4,008
Radio Newcastle Pty. Limited	1,582	2,100
Roadshow Distributors Pty. Limited	15,112	16,884
Sea World Property Trust (refer Note 13(a))	-	981
Warner Village Exhibition Limited	28	52
Warner Village (Design & Build) Limited	-	(513)
Other	(288)	(360)
	19,840	23,147

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(11) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)
(a) Investments in associates (continued)
(iv) Equity accounted carrying amount of investments in associates represented by:

NAME	COUNTRY OF INCORP.	PRINCIPAL ACTIVITY	% OWNED	CONSOLIDATED CARRYING VALUES 2007 $'000	2006 $'000
Ballarat Cinemas Pty. Limited	Australia	Cinema owner	50.00%	3,999	3,993
Dartina Development Limited	Singapore	Multiplex investor	50.00%	4,922	3,685
Perth FM Facilities Pty. Limited [1]	Australia	Radio transmitter	66.70%	442	459
Radio Newcastle Pty. Limited	Australia	Radio broadcaster	50.00%	3,632	4,900
Roadshow Distributors Pty. Limited	Australia	Film distributors	50.00%	68,226	58,024
Sea World Property Trust (refer Note 13(a))	Australia	Theme park lessor	-	-	15,754
Sydney FM Facilities Pty. Limited	Australia	Radio transmitter	50.00%	463	492
Other equity accounted entities in aggregate	N/A	N/A	N/A	897	507
				82,581	87,814

[1] Although the Group has ownership interest of more than 50% in the issued share capital of Perth FM Facilities Pty. Limited, it does not control the voting rights as all shareholders are required to agree on significant matters. Consequently, it has been determined with reference to AASB 128: *Accounting for Investments in Associates*, that the Group has joint control over this entity as opposed to control. The equity method of accounting has therefore been applied.

(v) Events Subsequent to Reporting Date:
Other than as disclosed in Note 28(a), no event has occurred after reporting date in relation to any associated entity which could materially affect their financial position or operating performance.

(vi) The annual balance date of associated entities is 30 June except for the following:

Warner Village (D&B) Limited	31 December
Warner Village Exhibition Limited	31 December
Warner Village Trustees Limited	31 December

(b) Interests in jointly controlled entities/partnerships

	CONSOLIDATED 2007 $'000	2006 $'000
(i) Share of jointly controlled entities'/partnerships' balance sheet		
Current assets	3,835	20,815
Non-current assets	16	3,407
	3,851	24,222
Current liabilities	(2,357)	(17,074)
Non-current liabilities	(831)	(1,763)
	(3,188)	(18,837)
Net assets	663	5,385
(ii) Share of jointly controlled entities'/partnerships' income and profits (losses)		
Income	9,803	73,091
Expenses	(8,346)	(68,883)
Profit before income tax	1,457	4,208
Income tax expense	40	1,262
Profit after income tax	1,417	2,946

Contingent liabilities of jointly controlled entities/partnerships
Share of contingent liabilities incurred jointly with other investors - refer Note 22.

(iii) Summarised contribution to profit (loss) by entity:

Entity	EQUITY SHARE OF PROFIT (LOSS) AFTER TAX 2007 $'000	2006 $'000
Albury Regent Cinemas Partnership	147	213
Sea World Aviation Partnership (refer Note 13(a))	-	(2)
Tasmanian Cinemas Partnership	(54)	117
Warner Village Exhibition Management Partnership	1,324	-
Warner Village Theme Parks Partnership (refer Note 13(a))	-	2,618
	1,417	2,946

(iv) Equity accounted carrying amount of investments in jointly controlled entities/partnerships' represented by:

NAME	COUNTRY OF INCORPORATION	PRINCIPAL ACTIVITY	% OWNED	CONSOLIDATED CARRYING VALUES 2007 $'000	2006 $'000
Albury Regent Cinemas Partnership	Australia	Cinema operator	50.00%	(64)	156
Sea World Aviation Partnership (refer Note 13(a))	Australia	Helicopter ride operator	-	-	647
Tasmanian Cinemas Partnership	Australia	Cinema operator	50.00%	727	804
Warner Village Exhibition Management Partnership	United Kingdom	Non-operating	50.00%	-	-
Warner Village Theme Parks Partnership (refer Note 13(a))	Australia	Theme park operator	-	-	3,404
				663	5,011

(v) Events Subsequent to Reporting Date:
No event has occurred after reporting date in relation to any joint venture entity/partnership which could materially affect their financial position or operating performance.

(vi) The annual balance date of jointly controlled entities/partnership interests is 30 June except for the following:
Warner Village Exhibition Management Partnership 31 December

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(12) AVAILABLE-FOR-SALE INVESTMENTS				
Non-current:				
Investments at fair value:				
Shares in Unlisted entities	4,357	4,357	16	16
Shares in Listed entities	19,683	20,464	-	-
	24,040	24,821	16	16

Available-for-sale investments consist of investments in ordinary shares, and therefore have no fixed maturity date or coupon rate.

The fair value of the unlisted available-for-sale investments has been estimated using valuation techniques based on assumptions that are not supported by observable market prices or rates. Management believes the estimated fair values resulting from the valuation techniques and recorded in the balance sheet and the related changes in fair values recorded in equity are reasonable and the most appropriate at the balance sheet date.

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(13) OTHER FINANCIAL ASSETS				
Non-current:				
Shares in associated entities	-	-	95,204	95,204
Shares in subsidiaries at cost	-	-	1,209,716	1,343,240
Provision for impairment - shares in subsidiaries	-	-	(784,725)	(597,189)
Shares in subsidiaries	-	-	424,991	746,051
	-	-	520,195	841,255

(a) Investments in subsidiaries:

NAME	COUNTRY OF INCORPORATION	% OWNED 2007	% OWNED 2006	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2007 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000
2 Day FM Australia Pty. Limited	Australia	100.00%	100.00%	-	-
AEO Co Pty. Limited	Australia	-	66.74%	-	-
Allehondro Pty. Limited	Australia	100.00%	100.00%	-	-
Animus No. 2 Pty. Limited	Australia	100.00%	100.00%	-	-
Ants at Work AE	Greece	100.00%	100.00%	-	-
Aqua Del Rey International Pty. Limited	Australia	100.00%	100.00%	1	1
Aras Park Pty. Limited	Australia	-	100.00%	-	-
Austereo Broadcast Data Pty. Limited	Australia	-	66.74%	-	-
Austereo Capital FM Pty. Limited	Australia	51.65%	66.74%	-	-
Austereo Direct Marketing Pty. Limited	Australia	51.65%	66.74%	-	-
Austereo Entertainment Pty. Limited	Australia	51.65%	66.74%	-	-
Austereo ESP Finance Pty. Limited	Australia	51.65%	66.74%	-	-
Austereo Group Limited (Listed) [1]	Australia	51.65%	66.74%	334,715	430,772
Austereo International Pty. Limited	Australia	51.65%	66.74%	-	-
Austereo Online Pty. Limited (previously Austereo Investments Pty. Limited)	Australia	51.65%	66.74%	-	-
A-Live Worldwide Pty. Limited	Australia	-	66.74%	-	-
Austereo Mall Advertising Pty. Limited	Australia	51.65%	66.74%	-	-
Austereo Pty. Limited	Australia	51.65%	66.74%	-	-
Austereo Television Productions Pty. Limited	Australia	-	66.74%	-	-
B105 FM Pty. Limited	Australia	100.00%	100.00%	-	-
Baltimore House Pty. Limited	Australia	100.00%	100.00%	-	-
Belfast Odyssey Cinemas Limited	United Kingdom	-	100.00%	-	-
Broadcast FM Pty. Limited	Australia	51.65%	66.74%	-	-
Cinema Investments Italia SPA	Italy	-	100.00%	-	-
Cinemax SA	Greece	100.00%	100.00%	-	-
Colorado Bay Pty. Limited	Australia	100.00%	100.00%	-	-
Consolidated Broadcasting System (WA) Pty. Limited	Australia	51.65%	66.74%	-	-
Daydream Finance Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
Daydream Finance Pty. Limited	Australia	100.00%	100.00%	-	-
Daydream Investments Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
Daydream Operations Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
DEG Holdings Pty. Limited	Australia	100.00%	100.00%	70	70
DIIR Pty. Limited	Australia	100.00%	100.00%	-	-
Emperion Pty. Limited	Australia	100.00%	100.00%	-	-
Entertainment of The Future Pty. Limited	Australia	100.00%	100.00%	-	-
Entertainment Research Pty. Limited	Australia	-	66.74%	-	-
Feature Productions Pty. Limited	Australia	100.00%	100.00%	-	-
Film Services (Australia) Pty. Limited	Australia	100.00%	100.00%	-	-
FM 104 Pty. Limited	Australia	100.00%	100.00%	-	-
FM Broadcasting Pty. Limited	Australia	100.00%	100.00%	-	-
FM Media (ACT) Pty. Limited	Australia	100.00%	100.00%	-	-
FM Media Overseas Pty. Limited	Australia	100.00%	100.00%	-	-
FM Operations Pty. Limited	Australia	100.00%	100.00%	-	-
Fortress Films Pty. Limited	Australia	100.00%	100.00%	-	-
Fortress Films II Pty. Limited	Australia	100.00%	100.00%	-	-
Fox FM Pty. Limited	Australia	100.00%	100.00%	-	-
			c/fwd	334,786	430,843

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(13) OTHER FINANCIAL ASSETS (continued)
(a) Investments in subsidiaries (continued)

NAME	COUNTRY OF INCORPORATION	% OWNED 2007	% OWNED 2006	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2007 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000
			b/fwd	334,786	430,843
Grand Prix FM Pty. Limited	Australia	-	100.00%	-	-
Hale Equipment Leasing Limited	Cyprus	-	100.00%	-	-
Intencity Pty. Limited	Australia	100.00%	100.00%	-	-
International Equipment Supplying Limited	Hungary	-	100.00%	-	-
International Theatre Equipment Leasing Pty. Limited	Australia	100.00%	100.00%	-	-
Intertasman Entertainments Limited	New Zealand	100.00%	100.00%	-	-
Jantar PLC SA	BVI	-	100.00%	-	-
Jaran Bay Pty. Limited	Australia	100.00%	100.00%	-	-
Jimbolla Pty. Limited	Australia	100.00%	100.00%	-	-
Madison Hall Pty. Limited	Australia	100.00%	100.00%	-	-
Marketing Austereo Village Integrated Solutions Pty. Limited	Australia	-	66.74%	-	-
Medborne Proprietary Limited	Australia	100.00%	100.00%	-	-
Melbourne FM Radio Pty. Limited	Australia	100.00%	100.00%	-	-
Movie World Holdings Joint Venture[3]	Australia	100.00%	-	-	-
Multiplex Cinemas Munchen GMBH	Germany	100.00%	100.00%	-	-
MX Promotions Pty. Limited	Australia	100.00%	100.00%	-	-
MX Services Pty. Limited	Australia	100.00%	100.00%	-	-
New Broadcasting Pty. Limited	Australia	100.00%	100.00%	-	-
Nu-Pay View Entertainment Pty. Limited	BVI	100.00%	100.00%	-	-
NW Productions Inc.	United States	100.00%	100.00%	-	-
Pacific Drive Productions Pty. Limited	Australia	100.00%	100.00%	-	-
Paradise Beach Productions Pty. Limited	Australia	100.00%	100.00%	-	-
Perth FM Radio Pty. Limited	Australia	51.65%	66.74%	-	-
Pletman Pty. Limited	Australia	100.00%	100.00%	-	-
Radio & Research Pty. Limited	Australia	-	66.74%	-	-
Reidhaven Holdings Pty. Limited	Australia	-	100.00%	-	-
Sari Lodge Pty. Limited	Australia	100.00%	-	-	-
Sea World Aviation Partnership[3]	Australia	100.00%	-	-	-
Sea World Equipment Company Pty. Limited	Australia	100.00%	-	-	-
Sea World International Pty. Limited	Australia	100.00%	-	-	-
Sea World Management Pty. Limited	Australia	100.00%	-	-	-
Sea World Property Trust	Australia	100.00%	-	-	-
Sea World Resort Hotel Pty. Limited	Australia	100.00%	-	-	-
Sincled Investments Pty. Limited	Australia	100.00%	100.00%	-	-
TAJ Walker Pty. Limited	BVI	100.00%	100.00%	-	-
Tarzan Films Pty. Limited	Australia	100.00%	100.00%	-	-
The Triple-M Broadcasting Company Pty. Limited	Australia	100.00%	100.00%	-	-
Today FM Brisbane Pty. Limited	Australia	51.65%	66.74%	-	-
Today FM Sydney Pty. Limited	Australia	51.65%	66.74%	-	-
Today Radio Network Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Adelaide Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Brisbane Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Melbourne Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Network Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Sydney Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Radio Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
VEESS Pty. Limited	Australia	100.00%	100.00%	-	-
Village 88 FM SA	Greece	51.65%	66.74%	-	-
Village Cinemas Australia Pty. Limited	Australia	100.00%	100.00%	33,062	33,062
Village Cinemas Czech Republic SRO	Czech Republic	100.00%	100.00%	-	-
Village Cinemas GmbH	Austria	100.00%	100.00%	-	-
Village Cinemas International Pty. Limited[4]	Australia	100.00%	100.00%	-	225,000
Village Cinemas (NZ) Pty. Limited	Australia	100.00%	100.00%	-	-
Village Leisure Company Pty. Limited	Australia	100.00%	100.00%	-	-
Village Online Investments Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow (D & B) Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow (Fiji) Limited	Fiji	100.00%	100.00%	-	-
Village Roadshow (Hong Kong) Limited	Hong Kong	100.00%	100.00%	-	-
Village Roadshow (Hungary) Distribution KFT	Hungary	100.00%	100.00%	-	-
Village Roadshow (Singapore) Pte. Limited	Singapore	100.00%	100.00%	-	-
Village Roadshow (Thailand) Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Australian Films Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Car Park Management Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Cinemas UK Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Coburg Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Custodians Pty. Limited	Australia	-	100.00%	-	-
			c/fwd	367,848	688,905

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(13) OTHER FINANCIAL ASSETS (continued)
(a) Investments in subsidiaries (continued)

NAME	COUNTRY OF INCORPORATION	% OWNED 2007	% OWNED 2006	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2007 $'000	2006 $'000
			b/fwd	367,848	688,905
Village Roadshow Developments Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Distribution (BVI) Limited	BVI	100.00%	100.00%	-	-
Village Roadshow Distribution (M) Sdn Bhd	Malaysia	100.00%	100.00%	-	-
Village Roadshow Distribution Netherlands BV	Netherlands	100.00%	100.00%	-	-
Village Roadshow Distribution Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Distribution UK Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Distribution USA Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Equipment Pty. Limited	Australia	-	100.00%	-	-
Village Roadshow Exhibition Beteiligungs GmbH	Germany	100.00%	100.00%	-	-
Village Roadshow Exhibition GmbH & Co. KG Partnership	Germany	100.00%	100.00%	-	-
Village Roadshow Exhibition Properties Limited	Guernsey	100.00%	100.00%	-	-
Village Roadshow Exhibition Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Exhibition UK Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Film Administration Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Film Administration Management Pty Ltd	Australia	100.00%	100.00%	-	-
Village Roadshow Film Distributors SA	Greece	100.00%	100.00%	-	-
Village Roadshow Film Finance Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Film Operator Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Film Services Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Film Treasury Pty. Limited	Australia	-	100.00%	-	-
Village Roadshow Films BVI Limited	BVI	100.00%	100.00%	-	-
Village Roadshow Finance Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Finance & Investments Pty. Limited	Australia	100.00%	100.00%	12,499	12,499
Village Roadshow FM Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Germany GmbH	Germany	100.00%	100.00%	-	-
Village Roadshow GJ Productions Pty. Limited	Australia	-	99.00%	-	-
Village Roadshow Greece SA	Greece	100.00%	100.00%	-	-
Village Roadshow Grundstucksentwicklungs GmbH	Germany	100.00%	100.00%	-	-
Village Roadshow Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Holdings USA Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Hungary RT	Hungary	100.00%	100.00%	-	-
Village Roadshow Intencity Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow International BV	Netherlands	100.00%	100.00%	-	-
Village Roadshow Investments UK Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Investments Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow IP Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Italy Holdings SRL	Italy	100.00%	100.00%	-	-
Village Roadshow J2 Productions Pty Limited	Australia	-	99.00%	-	-
Village Roadshow Jam Factory Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Leisure Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Licensing & Finance Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Luxembourg SA	Luxembourg	100.00%	100.00%	-	-
Village Roadshow Manakau Cinemas Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Mauritius Limited	Mauritius	100.00%	100.00%	-	-
Village Roadshow Motion Pictures Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Music Holdings Inc.	United States	100.00%	-	-	-
Village Roadshow New Distribution USA Inc.	United States	100.00%	100.00%	-	-
Village Roadshow New Productions (BVI) Limited	BVI	100.00%	100.00%	-	-
Village Roadshow Operations Greece SA	Greece	100.00%	100.00%	-	-
Village Roadshow Pictures (Australia) Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Pictures (BVI) Limited	BVI	100.00%	100.00%	-	-
Village Roadshow Pictures (U.S.A.) Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Pictures Entertainment Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Pictures International Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Pictures Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Pictures Television Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Pictures Worldwide Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow PP Productions Pty. Limited	Australia	-	99.00%	-	-
Village Roadshow Production Services Pty. Limited	Australia	99.00%	99.00%	-	-
Village Roadshow Productions (BVI) Ltd.	BVI	100.00%	100.00%	-	-
Village Roadshow Productions Hellas SA	Greece	100.00%	100.00%	-	-
Village Roadshow Productions Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Production Management Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Properties Limited	Guernsey	100.00%	100.00%	-	-
Village Roadshow Property Development Pty. Limited	Australia	-	100.00%	-	1
Village Roadshow Property Finance Pty. Limited	Australia	-	100.00%	-	2
Village Roadshow Resorts Pty. Limited	Australia	100.00%	100.00%	-	-
			c/fwd	380,347	701,407

(13) OTHER FINANCIAL ASSETS (continued)

(a) Investments in subsidiaries (continued)

NAME	COUNTRY OF INCORPORATION	% OWNED 2007	% OWNED 2006	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2007 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000
			b/fwd	380,347	701,407
Village Roadshow Retail Stores Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow SW Productions Pty. Limited	Australia	-	99.00%	-	-
Village Roadshow Theatres Europe Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Theatres Guernsey Limited	Guernsey	100.00%	100.00%	-	-
Village Roadshow Theatres Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Ticketing Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Treasury Pty. Limited [2]	Australia	100.00%	100.00%	41,261	41,261
Village Roadshow UK Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
Village Sea World Aviation Pty. Limited	Australia	100.00%	100.00%	-	-
Village Sea World Investments Pty. Limited	Australia	100.00%	100.00%	-	-
Village Sea World Operations Pty. Limited	Australia	100.00%	100.00%	-	-
Village Theatres 3 Limited	United Kingdom	100.00%	100.00%	-	-
Village Theatres (Brisbane) Pty. Limited	Australia	100.00%	100.00%	-	-
Village Theatres (Paddington) Pty. Limited	Australia	-	100.00%	-	-
Village Theatres Morwell Pty. Limited	Australia	75.00%	75.00%	-	-
Village Theatres UK 3 Limited	United Kingdom	100.00%	100.00%	-	-
Village Themepark Management Pty. Limited	Australia	100.00%	100.00%	-	-
Village Twin Cinemas (Morwell) Pty. Limited	Australia	-	100.00%	-	-
VRB Pty. Limited	Australia	51.65%	66.74%	-	-
VR DTE Distribution USA Inc	United States	100.00%	100.00%	-	-
VR DTE Productions Limited	BVI	100.00%	100.00%	-	-
VR International Pictures Pty. Limited	Australia	100.00%	100.00%	-	-
VREW Distribution USA Inc	United States	100.00%	100.00%	-	-
VREW Productions (BVI) Limited	BVI	100.00%	100.00%	-	-
VRFP Pty. Limited	Australia	100.00%	100.00%	-	-
VRL Aluminium Pty. Limited	Australia	-	100.00%	-	-
VRPPL Pty. Limited	Australia	100.00%	100.00%	-	-
VRS Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
VR Zoo Distribution USA Inc	United States	100.00%	100.00%	-	-
VR Zoo Productions Limited	BVI	100.00%	100.00%	-	-
Warner Village Theme Parks Partnership[3]	Australia	100.00%	-	-	-
WB Properties Australia Pty. Limited	Australia	100.00%	-	-	-
WSW Aviation Pty. Limited	Australia	100.00%	-	-	-
WSWI Pty. Limited	Australia	100.00%	-	-	-
WSW Operations Pty. Limited	Australia	100.00%	-	-	-
WSW Units Pty. Limited	Australia	100.00%	-	-	-
WV Entertainment Pty. Limited	Australia	100.00%	-	-	-
WW Australia Pty. Limited	Australia	100.00%	-	-	-
Worldwide Films Pty. Limited	Australia	100.00%	100.00%	-	-
Investments relating to Financial Guarantee Contracts[5]	n/a	n/a	n/a	3,383	3,383
				424,991	746,051

[1] The investment in Austereo Group Limited ("AGL") was decreased by $133.5 million in the year ended 30 June 2007 (2006: increased by $2.8 million), and an investment impairment reversal of $31.3 million (2006: impairment of $6.0 million) and impairment provision which was included in the calculation of the profit on partial disposal of AGL shares of $6.1 million (2006: nil) were taken up in the year ended 30 June 2007.

[2] The investment in Village Roadshow Treasury Pty. Ltd. was increased by $250.0 million in the year ended 30 June 2006, and additional investment impairment provision of $234.7 million was taken up in the year ended 30 June 2006. There was no movement in the current year.

[3] Movie World Holdings Joint Venture, Sea World Aviation Partnership and Warner Village Theme Parks Partnership are all wholly-owned by the VRL group following the acquistion of the remaining Australian Theme Park interests (Refer Note 32). Therefore, they are now subsidiaries of the VRL group.

[4] An investment impairment provision of $225.0 million was taken up in the year ended 30 June 2007 in relation to VRL's investment in Village Cinemas International Pty. Limited (2006: Nil). Refer also to Note 31.

[5] Represents the total investment by VRL in subsidiaries and sub-subsidiaries relating to Financial Guarantee Contracts.

[6] Foreign subsidiaries carry out their business activities in the country of incorporation. Material overseas entities are audited by Ernst & Young International affiliates.

(b) Investments in associated entities held by Parent Entity:

NAME	COUNTRY OF INCORPORATION	PRINCIPAL ACTIVITY	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2007 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000
Roadshow Distributors Pty. Limited[1]	Australia	Film distributors	50.00%	95,000	95,000
Other		N/A	N/A	204	204
				95,204	95,204

[1] Refer also to Note 28(a).

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

		CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(14)	**PROPERTY, PLANT & EQUIPMENT**				
	Land:				
	At cost	29,354	20,533	-	-
	Buildings & improvements:				
	At cost (completed)	61,085	44,363	-	-
	Less depreciation and impairment	(3,248)	(14,269)	-	-
		57,837	30,094	-	-
	Capital work in progress	8,941	19,811	-	630
	Leasehold improvements:				
	At cost	247,303	158,795	2,601	1,618
	Less amortisation and impairment	(60,701)	(57,847)	(319)	(210)
		186,602	100,948	2,282	1,408
	Plant, equipment & vehicles (owned):				
	At cost	435,719	260,622	15,192	13,243
	Less depreciation and impairment	(143,894)	(170,424)	(9,113)	(7,556)
		291,825	90,198	6,079	5,687
	Plant, equipment & vehicles (leased):				
	At cost	13,696	16,240	5,114	5,117
	Less amortisation and impairment	(10,885)	(12,251)	(3,617)	(3,242)
		2,811	3,989	1,497	1,875
		577,370	265,573	9,858	9,600
(a)	**Reconciliations**				
	Land:				
	Carrying amount at beginning	20,533	20,239	-	-
	Uplift of asset values / equity-accounted assets through acquisition	9,440	-	-	-
	Acquisition of subsidiary (Note 32)	12,625	-	-	-
	Net foreign currency movements arising from investments in foreign operation	(292)	294	-	-
	Transfer to Held for Sale assets	(12,952)	-	-	-
	Carrying amount at end	29,354	20,533	-	-
	Buildings & improvements:				
	Carrying amount at beginning	30,094	27,669	-	-
	Additions	3,447	2,704	-	-
	Uplift of asset values / equity-accounted assets through acquisition	11,308	-	-	-
	Acquisition of subsidiary (Note 32)	27,104	-	-	-
	Net foreign currency movements arising from investments in foreign operation	(872)	881	-	-
	Transfer to Held for Sale assets	(10,474)	-	-	-
	Disposals/Transfers	20	23	-	-
	Depreciation expense	(2,790)	(1,183)	-	-
	Carrying amount at end	57,837	30,094	-	-
	Capital work in progress:				
	Carrying amount at beginning	19,811	11,099	630	1,200
	Additions	1,258	11,959	-	2,176
	Acquisition of subsidiary (Note 32)	3,264	-	-	-
	Uplift of asset values / equity-accounted assets through acquisition	1,202	-	-	-
	Disposals/Transfers	(16,594)	(1,428)	(630)	(2,049)
	Depreciation expense	-	(1,446)	-	(697)
	Impairment	-	(373)	-	-
	Carrying amount at end	8,941	19,811	-	630
	Leasehold improvements:				
	Carrying amount at beginning	100,948	65,050	1,408	1,113
	Additions	11,347	41,435	983	372
	Uplift of asset values / equity-accounted assets through acquisition	36,950	-	-	-
	Acquisition of subsidiary (Note 32)	47,559	-	-	-
	Net foreign currency movements arising from investments in foreign operation	(3,859)	1,307	-	-
	Disposals/Transfers	6,242	1,164	-	-
	Amortisation expense	(12,585)	(7,591)	(109)	(77)
	Impairment	-	(417)	-	-
	Carrying amount at end	186,602	100,948	2,282	1,408
	Plant, equipment & vehicles (owned):				
	Carrying amount at beginning	90,198	69,853	5,687	5,177
	Additions	37,152	41,854	2,296	2,103
	Acquisition of subsidiary (Note 32)	108,682	-	-	-
	Uplift of asset values / equity-accounted assets through acquisition	84,671	-	-	-
	Net foreign currency movements arising from investments in foreign operation	(1,029)	1,362	-	-
	Transfer to Held for Sale assets	(213)	-	-	-
	Disposals/Transfers	8,865	(1,069)	-	(19)
	Impairment	(196)	(6)	-	-
	Depreciation expense	(36,305)	(21,796)	(1,904)	(1,574)
	Carrying amount at end	291,825	90,198	6,079	5,687
	Plant, equipment & vehicles (leased):				
	Carrying amount at beginning	3,989	7,732	1,875	2,556
	Additions	45	243	-	179
	Disposals/Transfers	(254)	(1,215)	-	(199)
	Amortisation expense	(969)	(2,176)	(378)	(661)
	Impairment	-	(595)	-	-
	Carrying amount at end	2,811	3,989	1,497	1,875

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
(15) TRADE AND OTHER PAYABLES				
Current:				
Trade and sundry payables	253,012	166,827	5,273	2,924
Owing to -				
Associated entities	3,139	179	-	-
Other	90	3,013	729	729
Financial Guarantees (Note (i))	-	-	2,834	3,383
	256,241	170,019	8,836	7,036
Non-current:				
Owing to -				
Associated entities	46,540	37,214	34,161	22,599
Other	2,361	17,091	-	-
	48,901	54,305	34,161	22,599

For terms and conditions refer to Note 33(b)(ii).

(i) Financial Guarantees
As listed in Note 22, VRL has provided financial guarantees to a number of its controlled entities, which commit the Company to make payments on behalf of these entities upon their failure to perform under the terms of the relevant contract. The significant accounting estimates and/or assumptions used in determining the fair value of these guarantees has been disclosed in Note 1(c)(xxxii).

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
(16) INTEREST BEARING LOANS AND BORROWINGS				
Current:				
Secured borrowings	473,327	257,132	-	-
Unsecured borrowings	83,365	36,797	-	-
Finance lease liabilities (refer Note 23(a))	671	2,882	110	1,025
	557,363	296,811	110	1,025
Convertible notes	3,126	-	3,126	-
Non-current:				
Secured borrowings	829,535	579,767	-	-
Unsecured borrowings	311,600	340,767	-	-
Finance lease liabilities (refer Note 23(a))	231	1,493	110	220
	1,141,366	922,027	110	220
Convertible notes	-	26,430	-	26,430

Terms and conditions relating to the above financial instruments:
The parent entity has a $150,000,000 (2006: $200,000,000) long term finance facility. These borrowings are secured by a specific share mortgage against the parent entity's shareholding in Austereo Group Limited and by guarantees from various wholly-owned subsidiaries.

Other secured borrowings are separately secured by a fixed and floating charge over the assets of the Village Theme Parks group and a fixed and floating charge over the economic entity's share of the assets of the Australian Theatres Joint Venture. There are also pledges (or similar) over certain assets in Greece, in relation to the secured borrowings of the economic entity's subsidiaries in Greece. The security for these borrowings is limited to the assets and undertakings of each particular operation or groups of operations. The lease liabilities are secured by a charge over the leased assets.

Refer Note 22(a)(vii) for details of the security relating to the Film Production financing facility. In addition, there is a first ranking security interest over the rights and share of copyright for the Film Production division's other secured borrowings.

Refer Note 33(b)(ii) for additional information concerning finance lease terms and conditions.

On 30 April 1998 the Company issued 2,400,000 convertible debt securities of US$50.00 each. In the 30 June 2007 and 30 June 2006 accounts, as a result of the adoption of AASB 132 & 139 effective from 1 July 2005, the total amount has been shown as liabilities. These Perpetual Redeemable Income Debt Exchangeable for Stock[SM] ("PRIDES[SM]") are unsecured, subordinated perpetual debt securities, convertible at the option of the holders into A Class preference shares within 10 years of issue or, at the option of the Company, may be paid out in cash at the then prevailing closing price of the A Class preference shares. At any time after 30 April 2008 the PRIDES may be redeemed, in whole or in part, at the option of the Company upon payment of the principal and accrued unpaid interest. At the commencement of the year, 413,300 PRIDES remained issued by the Company. During the year ended 30 June 2007, 374,300 PRIDES were redeemed for a total payment of $30.9 million (2006: Nil). Refer also to note 2(e) in relation to the loss on repurchase in the year ended 30 June 2007.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
(17) PROVISIONS				
Current:				
Employee benefits	25,474	20,461	6,633	5,699
Other	4,214	8,088	-	-
	29,688	28,549	6,633	5,699
Non-current:				
Employee benefits	4,655	2,944	277	676
Make good provision	2,867	2,813	-	-
Other	2,497	158	-	-
	10,019	5,915	277	676
Employee benefit liabilities				
Provision for employee benefits				
Current	25,474	20,461	6,633	5,699
Non-current	4,655	2,944	277	676
Aggregate employee benefit liability	30,129	23,405	6,910	6,375

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(17) PROVISIONS (continued)				
(a) Reconciliations				
Make good provision:				
Carrying amount at the beginning of the financial year	2,813	3,024	-	-
Amounts utilised during the year	-	(370)	-	-
Net foreign currency movements arising from investments in foreign operations	33	106	-	-
Discount rate adjustment	21	53	-	-
Carrying amount at the end of the financial year	2,867	2,813	-	-
Other provisions:				
Carrying amount at the beginning of the financial year	8,246	5,925	-	-
Additional provision	2,065	1,995	-	-
Amounts utilised during the year	-	(32)	-	-
Net foreign currency movements arising from investments in foreign operations	-	358	-	-
Reduction of provision (refer Note 2(g))	(3,600)	-	-	-
Carrying amount at the end of the financial year	6,711	8,246	-	-

Make good provision
In accordance with certain lease agreements, the Group must restore leased premises to the original condition on expiration of the relevant lease. Provisions are raised in respect of such 'make good' clauses to cover the Group's obligation to remove leasehold improvements from leased premises.

Because of the long term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a discount rate based on estimated CPI.

Other provisions
Other provisions include amounts relating to restructuring, legal issues, and various other matters.

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(18) OTHER LIABILITIES				
Current:				
Unearned revenue	8,323	727	-	-
Other liabilities	333	971	175	-
	8,656	1,698	175	-
Non-current:				
Unearned revenue	780	373	-	-
Other liabilities	3,201	5,840	-	347
	3,981	6,213	-	347

(19) CONTRIBUTED EQUITY

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
Issued & fully paid up capital:				
Ordinary shares	48,003	115,905	48,003	115,905
A Class preference shares	434,528	453,605	434,528	453,605
Employee share loans deducted from equity [1]	(25,735)	(16,708)	(25,735)	(16,708)
	456,796	552,802	456,796	552,802
[1] Employee Share Loans deducted from equity				
Secured advances - executive loans [a] (refer also Note 26)	25,735	18,446	25,735	18,446
Provision for non recovery [b]	-	(1,738)	-	(1,738)
	25,735	16,708	25,735	16,708

(a) Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan and Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plan and Loan Facility, the first six cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

(b) As at 30 June 2006, provision for non-recovery against secured advances - executive loans, related to the non-declaration of dividends by Village Roadshow Limited, which impacted the recovery of accrued interest. For the year ended 30 June 2007 onwards, the majority of the accrued interest has been repaid, and the balance of the provision has been reversed on the basis that recovery is now likely.

(19) CONTRIBUTED EQUITY (continued)

During the 2007 and 2006 years, movements in fully paid shares on issue were as follows:

		CONSIDERATION		NO. OF SHARES	
		2007 $'000	2006 $'000	2007 Thousands	2006 Thousands
(a)	**Ordinary shares -**				
	Beginning of the financial year	115,905	159,459	152,617	168,413
	Share buybacks -				
	October 2005 at $2.63	-	(736)	-	(280)
	October 2005 at $4.13	-	(67)	-	(16)
	December 2005 at $2.68 to $2.75 (on-market)	-	(45,421)	-	(16,500)
	March 2007 at $3.25 to $3.30 (on-market)	(22,683)	-	(6,864)	-
	April 2007 at $3.30 to $3.33 (on-market)	(22,291)	-	(6,744)	-
	Share plan issue -				
	December 2005 at $2.67	-	2,670	-	1,000
	Capital reduction of $0.15 per share	(22,893)	-	-	-
	Costs relating to share capital	(35)	-	-	-
	End of the financial year	48,003	115,905	139,009	152,617
(b)	**A Class preference shares -**				
	Beginning of the financial year	453,605	452,016	109,609	108,689
	Share plan issue -				
	December 2005 at $2.29	-	2,290	-	1,000
	April 2006 at $1.40	-	747	-	533
	January 2007 at $3.14	11,272	-	3,590	-
	June 2007 at $3.20	960	-	300	-
	Share buybacks -				
	October 2005 at $3.22	-	(81)	-	(25)
	May 2006 at $1.59 to $3.22	-	(1,367)	-	(588)
	December 2006 at $1.58 to $3.22	(472)	-	(160)	-
	April 2007 at $3.30 to $3.33 (on-market)	(14,386)	-	(4,313)	-
	Capital reduction of $0.15 per share	(16,417)	-	-	-
	Costs relating to share capital	(34)	-	-	-
	End of the financial year	434,528	453,605	109,026	109,609

Share issues:

During the previous year, the Company issued 1,000,000 ordinary shares at $2.67 per share and 1,000,000 A Class preference Shares at $2.29 per share to Mr. P.E. Foo, in accordance with the Share Subscription & Loan Deed as approved at the 2005 annual general meeting. In addition, a further 3,890,000 (2006: 533,333) preference shares were issued at between $3.14 and $3.20 (2006: $1.40) per share. These issues relate to "in substance option" grants made during the year - refer Note 26.

Share buybacks:

During the year, the Company bought back on market and cancelled 13,608,533 (2006: 16,500,000) ordinary shares at prices ranging from $3.25 to $3.33 (2006: $2.68 to $2.75) per share and 4,313,582 (2006: Nil) A Class preference shares at prices ranging from $3.30 to $3.33 per share.

During the year, the Company also bought back 160,000 (2006: 613,333) A Class preference shares at between $1.58 and $3.22 (2006: $1.59 to $3.22) per share in relation to the Employee Share Plan.

Issued Options:

In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over ordinary shares were allotted to Mr. Graham W. Burke, the Managing Director. 2 million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The names of all persons who currently hold options are entered in the register kept by the Company, which may be inspected free of charge.

The Company has also issued various "in substance options" - refer Note 26.

As at 30 June 2007, the details of outstanding options over ordinary shares were as follows:

Number of options	Expiry date	Exercise price per option
2,000,000	30 November 2007	$3.00
2,000,000	30 November 2007	$4.00
2,000,000	30 November 2007	$5.00

Terms and conditions of contributed equity

Preference shares

Preference shares have the right to receive dividends declared to a minimum of 10.175 cents per share or 3 cents above the ordinary dividend, whichever is higher. Preference share dividends have priority over ordinary dividends. In the event of winding up the Company, preference shares rank in priority to all other classes of shares and in addition, holders of such shares have the right to participate in the distribution of any surplus assets of the Company equally with each fully paid ordinary share in the capital of the Company.

Preference shares entitle their holder to the following voting rights:
- On a show of hands - one vote for every member present in person or by proxy
- On a poll - one vote for every share held

A preference share shall confer no right to vote at any general meeting except in one or more of the following circumstances:
(a) on a proposal that affects rights attaching to the preference share;
(b) during a period which any dividend payable on the preference share is more than 6 months in arrears;
(c) on a proposal to reduce the share capital of the Company;
(d) on a proposal to wind up the Company;
(e) on a proposal for the sale of the Company's undertaking.

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, holders of such shares have the right to participate in the distribution of any surplus assets of the Company equally with each fully paid preference share in the capital of the Company.

Ordinary shares entitle their holder to the following voting rights:
- On a show of hands - one vote for every member present in person or by proxy
- On a poll - one vote for every share held

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(20) RESERVES AND RETAINED EARNINGS				
Foreign currency translation reserve:				
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries and on equity accounting of associates.				
Balance at beginning of year	(6,794)	(16,606)	-	-
Amount relating to translation of accounts & net investments	8,907	11,943	-	-
Post acquisition share of associates	-	(2,131)	-	-
Balance at end of year	2,113	(6,794)	-	-
Cash flow hedge reserve				
This reserve records the portion of the gain or loss on hedging instruments that are classified as cash flow hedges, and which are determined to be effective hedges.				
Balance at beginning of year	31,202	-	-	-
Transitional adjustments resulting from initial adoption of AASB 132 & 139	-	(21,940)	-	-
Unrealised gains on effective hedging instruments during the year	(6,380)	53,142	-	-
Balance at end of year	24,822	31,202	-	-
Asset revaluation reserve				
The asset revaluation reserve is used to record uplifts on assets owned following business combinations.				
Balance at beginning of year	-	-	-	-
Revaluation of assets as a result of business combination	62,777	-	-	-
Balance at end of year	62,777	-	-	-
Employee equity benefits reserve				
This reserve is used to record the value of equity benefits provided to directors and executives as part of their remuneration (refer Note 26).				
Balance at beginning of year	1,528	-	618	-
Other movements	2,053	1,528	1,173	618
Balance at end of year	3,581	1,528	1,791	618
General reserve:				
A number of overseas subsidiaries are required by local regulations to allocate 5% of current year profits into a general reserve, up to certain maximum limits.				
Balance at beginning of year	263	284	-	-
Other movements	32	(21)	-	-
Balance at end of year	295	263	-	-
Capital profits reserve:				
The capital profits reserve is used to accumulate realised capital profits arising from investments accounted for using the equity method.				
Balance at beginning of year	8	8	-	-
Balance at end of year	8	8	-	-
Available for sale investments revaluation reserve				
This reserve is used to record movements in fair value and exchange differences on translation of investments classified as available for sale financial assets.				
Balance at beginning of year	252	-	-	-
Other movements	(361)	252	-	-
Balance at end of year	(109)	252	-	-
Controlled entity share sale & buy-back reserve				
The subsidiary share sale & buy-back reserve is used to take up dilution gains and losses on shares in subsidiaries sold to minority interests, as well as the differences in shares bought back by subsidiaries in excess of the calculated minority interest share of those buybacks.				
Balance at beginning of year	160,973	166,384	-	-
Transfer to Retained profits	5,750	1,331	-	-
Movements from sales and buy-backs during the year	58,043	(6,742)	-	-
Balance at end of year	224,766	160,973	-	-
Total reserves	318,253	187,432	1,791	618
Retained earnings (accumulated losses):				
Balance at the beginning of year	(252,036)	(195,357)	625,452	707,736
Net profit (loss) attributable to members of Village Roadshow Limited	45,079	(40,692)	(182,877)	172,801
Transitional adjustments resulting from initial adoption of AASB 132 & 139	-	8,435	-	(231,971)
Transfer to Controlled entity share sale & buy-back reserve	(5,750)	(1,331)	-	-
Transfer from Foreign Currency Translation Reserve & other movements	(8)	23	-	-
Total available for appropriation	(212,715)	(228,922)	442,575	648,566
Dividends provided or paid	92,406	23,114	92,406	23,114
Balance at end of year	(305,121)	(252,036)	350,169	625,452
(21) MINORITY INTERESTS				
Minority interests in subsidiaries:				
Contributed equity	72,621	68,422	-	-
Reserves	493	358	-	-
Retained earnings	42,709	23,405	-	-
	115,823	92,185	-	-

		CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(22)	**CONTINGENCIES**				
(a)	**Contingent liabilities**[2]				
	Best estimate of amounts relating to:				
(i)	Termination benefits under personal services agreements for 129 (consolidated) group executives and consultants (2006: 180 (consolidated) group executives and consultants)	43,459	45,952	9,550	11,286
(ii)	Bank guarantees for operating lease commitments				
	(a) Guarantees for subsidiaries	1,248	6,851	1,356	6,481
	(b) Guarantees for associated entities	687	712	-	-
	(c) Guarantees for joint ventures	108	193	-	-
(iii)	Several corporate guarantees for operating lease commitments				
	(a) Guarantees for subsidiaries	-	-	43,581	50,170
	(b) Guarantees for associated entities	-	116,584	-	-
	(c) Guarantees for joint ventures	-	-	17,952	21,033
(iv)	Joint and several obligations for operating lease commitments of joint venture partners [1]	69,748	89,557	-	-
(v)	Other corporate guarantee commitments				
	(a) Guarantees in respect of partnership commitments	-	1,458	8,000	4,125
	(b) Guarantees in respect of subsidiary financial performance	-	-	16,790	19,171
		115,250	261,307	97,229	112,266

[1] refer Note 22(b)(i) for corresponding amount reflecting the related contingent assets.
[2] refer Note 15 for disclosure of amounts relating to Financial Guarantee Contracts.

(vi) Claims - General:
A number of claims have been lodged against the Group in relation to various matters, totalling approximately $0.5 million (2006: $0.5 million). Liability is not admitted and the claims are being defended. The Directors believe that the potential losses, if any, arising from these claims are not able to be reliably measured at reporting date, and are not likely to be material.

(vii) Other contingent liabilities - Film Production:
The revolving USD 1.4 billion film financing facility of Village Roadshow Films (BVI) Limited ("VRF BVI") is secured against its film library and the proceeds from exploitation. The VRL and VRL group exposure is limited to being liable to repay any cash film exploitation profits received by the VRL group, except for the first USD 5 million. This contingent liability as at 30 June 2007 was USD 26.5 million and will not increase. Based on the films released to 30 June 2007 and the continuation of business by Village Roadshow Pictures Group ("VRPG"), being the group of companies comprising the Film Production division of the VRL group, the Directors do not believe that any material permanent difference will result from this arrangement.

VRL also continues to provide support to VRPG for the potential liability for profit-sharing, predominantly to Warner Bros. Given current forecasts, it is unlikely that any such support from VRL should be required.

In addition, VRL continues to provide support to VRPG for the funding for prints and advertising expenditure in relation to released films, payable predominantly to Warner Bros., in the event that VRPG's financiers cease providing financing. Given current forecasts, it is unlikely that this support from VRL should be required.

Refer also to Note 28(b) in relation to the restructuring of VRPG and Concord Music Group to form Village Roadshow Entertainment Group ("VREG"), effective from 1 July 2007.

(viii) Other contingent liabilities - Income Tax:
The Group anticipates that ATO audits may occur in future, and is also currently subject to routine tax audits in certain overseas jurisdictions. The ultimate outcome of the tax audits cannot be determined with an acceptable degree of reliability at this time. Nevertheless, the Group believes that it is making adequate provision for its taxation liabilities in its Financial Statements (including amounts shown as deferred and other income tax liabilities in the Balance Sheet) and is taking reasonable steps to address potentially contentious issues. If adjustments result in taxation liabilities significantly in excess of the Group's provisions, there could be a significant impact on the Group. Finally, it is noted that the parent entity has provided an indemnity in favour of Austereo Group Limited in relation to tax losses previously transferred under Section 80G to subsidiaries of Austereo Group Limited.

(ix) Claim received from the service company of Mr. Peter Ziegler:
In September 2003, Village Roadshow Limited ("VRL") received a Statement of Claim from Orrong Strategies Pty. Ltd. ("Orrong"), the service company of a former executive, Mr. Peter Ziegler. The total Claim was for approximately $87 million plus a claim of a 7.5% ownership interest in the Village Roadshow Pictures division ("VRP") and the right to 7.5% of the profits of VRP. The vast majority of the Claim related to an allegation that VRL failed to pay Mr. Ziegler's service company a termination payment. Mr. Ziegler's service company contended that this termination payment was payable upon the expiry of its contract through effluxion of time. VRL maintained that a termination payment was only payable if VRL terminated the contract early.

As advised to the Australian Securities Exchange on 29 January 2007, the Supreme Court of Victoria ruled that all claims against VRL by Orrong had failed. In addition, the Supreme Court held that the VRL counterclaim against Mr. Ziegler, Orrong and another company associated with Mr. Ziegler, Remut Pty. Ltd. should succeed for an amount of approximately $12.0 million. In April 2007, VRL obtained a judgment against Mr Ziegler and his companies for approximately $16.5 million (including approximately $4.5 million interest). Mr Ziegler and his companies have appealed this judgment and the appeal is scheduled to be heard in 2008. Enforcement of the judgment has been stayed pending the outcome of the appeal. Following the judgment, VRL has reduced its provisioning in relation to this matter by $3.6 million ($2.5 million after tax).

(b) Contingent assets
In the event that any entity in the Group is required to meet a joint venture or partnership liability in excess of its proportionate share, that entity has right of recourse against the co-joint venturers or other partners in respect of that excess. Specifically, the Group has a contingent asset for the amount of the following joint and several operating lease commitments in the event that it is called upon to meet liabilities of the other joint venturers:

		CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(i)	Right of recourse in relation to joint and several obligations for operating lease commitments of joint venture partners [1]	69,748	89,557	-	-

[1] refer Note 22(a)(iv) for corresponding amount reflecting the related contingent liabilities.

(ii) Other contingent assets - Judgement awarded to Village Roadshow Limited:
As detailed in Note 22(a)(ix) above, in April 2007 the Supreme Court held that an amount of approximately $16.5 million should be paid to VRL. Mr Ziegler and his companies have appealed this judgment and the appeal is scheduled to be heard in 2008. Enforcement of the judgment has been stayed pending the outcome of the appeal.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(23) COMMITMENTS

(a) Finance leases -

The Group has finance leases and hire purchase contracts for various items of plant and equipment. These leases have no renewal options included in the contracts.

Future minimum lease payments under finance leases and hire purchase contracts together with the present value of the net minimum lease payments are as follows:

	2007		2006	
	Minimum lease payments $'000	Present value of lease payments $'000	Minimum lease payments $'000	Present value of lease payments $'000
CONSOLIDATED				
Payable within 1 year	718	671	3,039	2,882
Payable between 1 and 5 years	242	231	1,588	1,493
Payable after 5 years	-	-	-	-
	960	902	4,627	4,375
Less future finance charges	(58)	-	(252)	-
Total finance lease liabilities	902	902	4,375	4,375
PARENT ENTITY				
Payable within 1 year	122	110	1,067	1,025
Payable between 1 and 5 years	115	110	237	220
Payable after 5 years	-	-	-	-
	237	220	1,304	1,245
Less future finance charges	(17)	-	(59)	-
Total finance lease liabilities	220	220	1,245	1,245

(b) Operating leases -

The Group has entered into commercial leases on cinema and office sites. The lease commitments schedule below includes cinema leases with terms of up to 21 years, however it does not include terms of renewal. In general, cinema leases do not include purchase options although on rare occasions there may be a purchase option. Renewals are at the option of the specific entity that holds that lease. In addition, the leases include the Crown leases entered into by Sea World Property Trust which have a remaining term of 50 years.

Future minimum rentals payable under non-cancellable operating leases as at 30 June are as follows:

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
		2007 $'000	2006 $'000	2007 $'000	2006 $'000
(b)(i)	Operating leases - Minimum lease payments				
	Payable within 1 year	62,464	65,743	-	428
	Payable between 1 and 5 years	244,327	257,695	-	-
	Payable after 5 years	356,520	392,117	-	-
		663,311	715,555	-	428
(b)(ii)	Operating leases - Percentage based lease payments [1]				
	Payable within 1 year	3,059	2,652	-	-
	Payable between 1 and 5 years	25,830	25,820	-	-
		28,889	28,472	-	-
	Total operating lease commitments	692,200	744,027	-	428

[1] Accounting standard AASB 117: *Leases* applies to the estimated contingent rental commitments of the parent entity and the Group. This standard requires the reporting of operating lease rental expense on a straight-line basis over the life of the lease, inclusive of contingent rentals. The Group is required to pay percentage rent on certain operating leases. Percentage rent is payable as either Incentive Rent or Revenue Share. Incentive Rent occurs when the operating lease creates a liability to pay the lessor a percentage of the Gross Receipts when a cinema site's earnings exceed the Base Rent. Gross receipts are generally made up of box office takings, concession sales and screen advertising, but may also include revenue from licence fees, arcade games and the sale of promotional material. It is not possible for the group to reliably determine the amount of percentage rent that will be payable under each of the operating leases, as such, percentage rent is expensed as incurred, rather than being included in the operating rent expense recognised on a straight-line basis over the life of the lease.

Refer to Note 31 for details of operating lease commitments relating to discontinued operations.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(23) COMMITMENTS (continued)				
(c) Other expenditure commitments - Estimated capital and other expenditure contracted for at balance date but not provided for				
Payable within one year				
- joint ventures	13,148	3,330	-	-
- associates	2,378	9,363	-	-
- other	3,856	24,618	-	-
	19,382	37,311	-	-
Payable between 1 and 5 years				
- associates	-	4,886	-	-
Payable later than 5 years				
- other	-	8,820	-	-
Total other expenditure commitments	19,382	51,017	-	-

Refer to Note 31 for details of other expenditure commitments relating to discontinued operations.

(24) SUPERANNUATION COMMITMENTS

There are established superannuation and retirement plans for the benefit of employees of the Company and its subsidiaries and associated entities. The benefits provided are accumulation benefits. Contributions to the plans are based on varying percentages of employees' gross remuneration and are made either by the employer or by the employee and the employer. Contributions made to the plans will not exceed the permitted levels prescribed by income tax legislation from time to time. There are legally enforceable obligations for contributions to be made to the plans in respect of some employees. As the plans are accumulation type funds, no actuarial assessment is made and the level of funds is sufficient to meet applicable employee benefits which may accrue in the event of termination of the plans or on the voluntary or compulsory termination of employment of any employee.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(25) DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Key Management Personnel

Name	Position
(i) Directors	
John R. Kirby	Chairman (executive)
Robert G. Kirby	Deputy Chairman (executive)
Graham W. Burke	Managing Director (executive)
Peter E. Foo	Finance Director (executive) Resigned as director 19 March 2007
Peter M. Harvie	Director (executive)
William J. Conn	Director (independent non-executive)
D. Barry Reardon	Director (independent non-executive)
Peter D. Jonson	Director (independent non-executive)
David J. Evans	Director (independent non-executive) Appointed 2 January 2007
Robert Le Tet	Director (independent non-executive) Appointed 2 April 2007
(ii) Executives	
Peter E. Foo	Finance Director to 19 March 2007, then Group Chief Operating Officer (from 19 March 2007 onwards)
Philip S. Leggo	Group Company Secretary
Julie E. Raffe	Chief Financial Officer
Tony N. Pane	Chief Tax Counsel
Simon T. Phillipson	General Counsel
Timothy Carroll	Chief Marketing Officer
Peter J. Davey	Managing Director, Corporate Development (Key Management Personnel from 1 December 2005 onwards)
David Kindlen	Chief Information Officer (Key Management Personnel from 1 December 2006 onwards)
Gregory Basser	Director - Commercial & Legal, Group Executive in charge of Production (ceased as Key Management Personnel from 30 April 2006)

All of the above persons were Key Management Personnel during the years ended 30 June 2007 and 30 June 2006, except where otherwise shown. There were no changes to the Key Management Personnel after the reporting date to the date this financial report was authorised for issue.

(b) Compensation of Key Management Personnel

(i) Compensation policy

The performance of the Company depends upon the skills and quality of its Key Management Personnel including its Directors, and its Secretaries and senior executives. To prosper the Company must attract, motivate and retain highly skilled Key Management Personnel. The compensation structure is designed to strike an appropriate balance between fixed and variable remuneration, rewarding capability and experience and providing recognition for contribution to the Company's overall goals and objectives.

To this end the Company embodies the following principles in its Key Management Personnel compensation framework:

* *Provide competitive rewards to attract and retain high calibre Key Management Personnel who are dedicated to the interests of the Company;*
* Link executive compensation to the achievement of the Company's financial and operational performance;
* All Key Management Personnel have a portion of their compensation 'at risk' by having the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth or other pre-determined personal performance indicators and benchmarks; and
* Establish appropriate, demanding, personalised performance hurdles in relation to variable executive compensation and bonuses.

The framework of the Company's compensation policy provides for a mix of fixed pay and variable ("at risk") pay, including short term, fixed compensation, other benefits and post-employment compensation such as superannuation; and variable compensation including Short term performance Incentive Bonus ("STI"); and long term equity-linked performance incentive ("LTI").

The Remuneration Committee of the Board of Directors of the Company is responsible for determining and reviewing compensation arrangements for the Company's Executive Directors and senior managers. The compensation arrangements of the separately listed controlled entity, Austereo Group Limited ("Austereo") are determined by that entity's Remuneration Committee, and, subject to completion of the merger to form Village Roadshow Entertainment Group (BVI) Limited ("VREG") later in calendar 2007, by VREG's Remuneration Committee. The Remuneration Committee makes recommendations on the remuneration of the Executive Directors with the overall objective of motivating and appropriately rewarding performance. The recommendations are made in line with the Company's present circumstances and goals to ensure maximum shareholder benefits from the attraction and retention of a high quality Board and senior management team.

Based on the recommendations of the Finance Director/Chief Operating Officer, the Chairperson, Deputy Chairperson and Managing Director are responsible for determining the compensation arrangements for senior divisional and corporate executives (including the above executive Key Management Personnel) using similar criteria. The Remuneration Committee is kept informed of any major amendments to remuneration arrangements for senior divisional and corporate executives.

All Key Management Personnel have the opportunity to participate in the Company's bonus scheme after at least six months of service where specified individual and group criteria are met based on achievement of key executive performance criteria and Company performance in relation to profitability, cash flow, share price growth and other performance indicators.

(ii) Non-executive Director Compensation

The total cash remuneration of independent Directors (being Directors' fees paid to anyone not in an executive capacity) is distinguished from that of Executive Directors and is approved in aggregate by shareholders in general meetings from time to time. Non-executive Directors' fees do not incorporate any bonus or incentive element.

During the period Non-executive Independent Directors were paid at the rate of $70,000 per annum plus $15,000 per annum for each Board Committee on which they had served, payable quarterly in arrears. From 1 July 2007 the Board fees were increased to $80,000 and Board Committee fees to $20,000 per annum respectively. In addition Board Committee chairpersons were paid at a 50% premium to Board Committee members in recognition of their additional workload whereas the members of the Nomination Committee were paid at the rate of 50% of Board Committee fees.

The Company does not have and never has had a retirement benefit scheme for Non-executive Directors, other than their individual statutory superannuation benefits which are included as part of their total Director's fee remuneration.

(iii) Executive Director and other Key Management Personnel Compensation

The consolidated entity aims to reward its Key Management Personnel with a level and mix of remuneration commensurate with the seniority of their position and responsibilities within the entity, so as to reward for corporate performance against targets set by reference to appropriate benchmarks, align the interests of the Key Management Personnel with those of the entity and of its shareholders, link their rewards to the strategic goals and performance of the entity or relevant division, and to ensure that their individual total compensation is competitive by market standards. The relevant performance conditions, an explanation of why they were chosen and a summary of the methods used in assessing such performance are set out below.

The level of fixed pay of the Company's Key Management Personnel is set so as to provide a base level of compensation which is appropriate to the seniority of the position and to be competitive in the market. Fixed pay (defined as the base compensation payable to an individual and which is not dependent on the outcome of specific criteria) is reviewed annually by the Remuneration Committee. Fixed (primary) compensation may be taken in a variety of forms including cash, superannuation and taxable value of fringe benefits such as motor vehicles and other non-cash benefits.

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

(25) DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(b) Compensation of Key Management Personnel (continued)

(iv) Short Term Incentive Bonus Program for Key Management Personnel

The objective of the STI bonus program is to link the achievement of the entity's or consolidated entity's annual operational targets with the compensation received by Key Management Personnel charged with meeting those targets. The total potential STI bonus available is set at a level so as to provide sufficient incentive to the Key Management Personnel to achieve the operational targets and such that the cost to the consolidated entity is reasonable in the circumstances.

All Key Management Personnel are eligible to participate in the entity's annual STI bonus scheme after at least six months of service. Actual STI bonus payments made to Key Management Personnel depend on the extent to which specific budgeted operating targets or other criteria set at the beginning of each financial year are met. The consolidated entity has predetermined performance benchmarks which must be met in order to trigger payments under the STI bonus scheme. These performance conditions were chosen so as to align the STI bonus payments to the operational performance of the consolidated entity.

The operational targets consist of a number of Key Performance Indicators ("KPI's") as part of the annual budget setting processes for financial measures of performance supporting the entity's annual targets. For Messrs J.R. Kirby, R.G. Kirby and G.W. Burke, these measures include criteria relating to profitability, cash flow, and share price growth. Bonuses are calculated based on the growth in the ratio from year to year, capped at a maximum of 50% of salary. From the financial year ending 30 June 2008 onwards, the STI bonus cap has been set at 100% of salary. In 2006 Mr. P.M. Harvie declined to accept his STI bonus. All bonuses, including any recommended STI bonus payments for Key Management Personnel, are approved by their respective Remuneration Committees.

In addtion transaction based specific bonuses may be payable to one or more Key Management Personnel where specific medium term strategic challenges are encountered. In particular, the Key Management Personnel involved in the successful completion in October 2005 of the financial restructuring by the Company of its film production interests to the Crescent Entertainment parties and the effective creation of Village Roadshow Pictures Group ('VRPG') resulted in cash bonuses being paid to Messrs G.W. Burke and G. Basser and other VRPG senior executives.

(v) Long Term Incentives for Key Management Personnel

The objective of the LTI plans are to reward Key Management Personnel in a manner which assists in aligning this element of compensation with the creation of shareholder wealth.

Refer Note 26 for details on LTI Share Based Payment Plans.

The relative proportions of the fixed and the 'at risk' STI and LTI performance compensation for the Key Management Personnel are as set out in the tables on pages 67 and 68.

(vi) Compensation of Key Management Personnel for the year ended 30 June 2007 (Consolidated)

Details of the compensation of each of the Key Management Personnel, including their personally-related entities, are set out in the table on page 67.

(vii) Compensation of Key Management Personnel for the year ended 30 June 2006 (Consolidated)

Details of the compensation of each of the Key Management Personnel, including their personally-related entities, are set out in the table on page 68.

(viii) Compensation by Category: Key Management Personnel

	Consolidated		Village Roadshow Limited	
	2007	2006	2007	2006
	$	$	$	$
Short-Term	15,053,415	15,720,640	15,053,415	15,720,640
Post-Employment	872,091	750,807	872,091	750,807
Other Long-Term	680,886	321,996	680,886	321,996
Termination Benefits	-	-	-	-
Sub-totals	**16,606,392**	16,793,443	**16,606,392**	16,793,443
Share-based Payment	767,794	917,968	767,794	917,968
Totals	**17,374,186**	**17,711,411**	**17,374,186**	**17,711,411**

(c) Service Agreements for Key Management Personnel

Remuneration and other terms of employment for the Company's Managing Director, the Executive Chairman of Austereo Group Limited and the Company's Key Management Personnel are formalised in service agreements. The names of these officers and their respective positions held are set out above. The main terms of all major contracts and bonus payments are reviewed by the Remuneration Committee. The major provisions of the service agreements of these officers relating to remuneration are as set out below.

Mr. G.W. Burke's five year contract with the Company as Managing Director expires on 14 December 2010. In addition to base salary, superannuation and motor vehicle, CPI adjusted, an annual incentive performance bonus is payable for achieving certain market capitalisation and Cash Flow Return on Investment ("CFROI") levels. The contract also provides for the grant of six million options over ordinary shares which expire on 30 November 2007 (as described in Note 19) and a loan of up to $2 million on terms and conditions to be agreed by the Remuneration Committee of the Company. Other than a global twelve month non-compete clause, the contract does not provide for pre-determined compensation in the event of termination.

Mr. P.M. Harvie's contract with Austereo Pty Ltd as Executive Chairman of the Company's subsidiary, Austereo Group Limited, expires on 30 June 2009. In addition to base salary and superannuation, CPI adjusted, an annual discretionary performance bonus is payable together with participation in the ESP and AESP. Payment for termination without cause is equal to twelve months of salary.

The Company's Group Chief Operating Officer, Mr. P.E. Foo, does not have a formal service agreement with the Company, however the Company is required to give Mr. Foo twelve months notice in writing of his termination, and vice versa.

Messrs P.S. Leggo, A.N. Pane and S.T. Phillipson all have service agreements with the Company expiring respectively on 30 November 2007, 31 December 2008 and 31 January 2009, and Mr. Phillipson's contract has an option to extend for a further two years at the Company's discretion. Ms. Raffe's service agreement expires on 30 November 2009, and Messrs P. Davey, T. Carroll and D. Kindlen have ongoing employment agreements. In addition to base salary and superannuation, and a Company motor vehicle provided to Mr. Leggo and Ms. Raffe, all above named Company executives are eligible to be paid an annual discretionary performance bonus, which in the case of Mr. Carroll depends on performance against nominated EBITDA targets. Mr. Pane's contract has a non-standard leave entitlement for flexible working arrangements. Payment for termination without cause under these employment contracts for Messrs Leggo, Phillipson, Davey and Carroll and Ms. Raffe is equal to twelve months of salary. None of the above contracts provide for pre-determined compensation in the event of termination.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(25) DIRECTOR AND EXECUTIVE DISCLOSURES (continued)
(c) Service Agreements for Key Management Personnel (continued)

On 30 April 2006 Mr. G. Basser ceased to be Key Management Personnel. Prior to this date, Mr. Basser had an executive employment contract with the Company in his role as Director - Commercial & Legal, Group Executive in charge of Production. In addition a separate Consultancy Agreement existed with Greg Basser Pty. Ltd. for legal services to the economic entity. Both contracts have now been superceded from 1 May 2006, following Mr Basser's relocation to Village Roadshow Pictures Group's Los Angeles offices, by a new employment agreement with Village Roadshow Pictures Entertainment Inc. to 30 June 2011 and a new consultancy agreement with Onbass Pty. Ltd. for services to Village Roadshow Film Administration Management Pty. Ltd. Both the former and the new employment agreements provide for base salary, CPI adjusted, and other benefits, together with an annual performance bonus. In addition, Mr Basser's employment contract with Village Roadshow Pictures Entertainment Inc. provides for his participation to the extent of 2.5% in Category A of the VRPG LTI shadow equity plan as outlined in Note 26.

The Consultancy Agreements provide for the payment of an annual retainer which is adjusted by CPI. None of the contracts provide for pre-determined compensation in the event of termination, however in the event that Mr Basser's US based employment ceases and Mr Basser returns to Australia, the Company will offer Mr Basser an equivalent position and compensation of at least $1 million per annum, less any compensation paid by VRPG, until 30 June 2011. If the Company breaches and either contract is terminated by the other party, it may claim for monies and benefits payable until expiry of the contract, subject to an obligation to mitigate.

The Company may terminate an employment contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the senior manager is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested ESP shares will immediately be forfeited.

(d) Relationship between Remuneration Policy and Performance of the entity

The Company has predetermined performance benchmarks which must be met in order to trigger payments under the STI bonus scheme. These performance conditions were chosen so as to align the STI payments to the operational performance of the Company.

All Key Management Personnel have a portion of their compensation 'at risk' by having the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth or other pre-determined personal performance indicators and benchmarks and where appropriate, demanding, personalised performance hurdles have been achieved.

Non-executive Directors' fees do not incorporate any bonus or incentive element.

The Total Shareholder Return ("TSR") of the Company has broadly increased in simple terms over the previous four years and by 59% in the current reporting period. Based on the investment of $1,000 in ordinary shares on 1 July 2002, it demonstrates the impact on shareholders of investing in ordinary shares over that time frame. In addition the Company's share price over the previous five years since July 2002 has exceeded the S&P ASX200 over the same period.

The movement in aggregate Executive Director remuneration, excluding equity, since 2002 has broadly followed the increase in TSR and earnings per share ("EPS"). In September 2002 Messrs J.R. Kirby, R.G. Kirby, G.W. Burke and P.E. Foo took a voluntary 20% cut in base salary, which was partly reversed in April 2005.

The calculation of annual bonuses for the three Executive Directors, Messrs J.R. Kirby, R.G. Kirby and G.W. Burke, is divided into two components; one is driven by Cash Flow Return on Investment ("CFROI") and the other is determined by share price performance. The two components together derive the movement in the Executive Directors' overall bonuses. For the purposes of calculating bonuses for these three Executive Directors, the CFROI used relates to normalised EBITDA as a percentage of capital employed, and capital employed is represented by total shareholders capital plus net debt. Bonuses are calculated based on the growth in the ratio from year to year. As the relevant criteria for the payment of an annual bonus to the three Executive Directors were not met in the year ended 30 June 2006, no bonuses were due or payable. For the years ended 30 June 2006 and 30 June 2007 these STI bonuses were capped at a maximum of 50% of salary. From the year ended 30 June 2008 the STI bonuses to the 3 Executive Directors are capped at a maximum of 100% of salary.

Similarly, the total aggregate annual STI bonus remuneration of the other Key Management Personnel of the Company has been broadly steady over the last several years. In addition to STI bonuses, one-off 'transactional bonuses' may be payable to Key Management Personnel arising from the successful completion of specific medium term strategic initiatives. These include transactional bonuses to Mr. Basser and to Mr. Burke for the successful financial re-engineering of the Village Roadshow Pictures Group with Crescent Entertainment Inc. in October 2005.

(e) Shareholdings of Key Management Personnel (Consolidated)
Shares held in Village Roadshow Limited (number)

2007

	Balance at the start of the year		Granted as remuneration		On exercise of options		Net change other		Balance at the end of the year	
Name	**Ordinary**	**Preference**	**Ordinary**	**Preference**	**Ordinary**	**Preference**	**Ordinary**	**Preference**	**Ordinary**	**Preference**
Directors										
Robert G. Kirby	95,249,698	-	-	-	-	-	(15,456,667)	-	79,793,031	-
John R. Kirby	95,249,698	-	-	-	-	-	(15,456,667)	-	79,793,031	-
Graham W. Burke	95,249,698	-	-	-	-	-	(15,456,667)	-	79,793,031	-
Peter M. Harvie	-	-	-	-	-	-	-	-	-	-
William J. Conn	191,563	-	-	-	-	-	-	-	191,563	-
Peter D. Jonson	10,000	33,236	-	-	-	-	-	-	10,000	33,236
D. Barry Reardon	10,000	8,552	-	-	-	-	-	-	10,000	8,552
David J. Evans	-	-	-	-	-	-	-	-	-	-
Robert Le Tet	-	-	-	-	-	-	-	-	-	-
Executives										
Peter E. Foo[1]	-	-	-	-	-	-	-	-	-	-
Philip S. Leggo	-	-	-	-	-	-	-	-	-	-
Julie E. Raffe	-	-	-	-	-	-	-	-	-	-
Tony N. Pane	-	-	-	-	-	-	-	-	-	-
Simon T. Phillipson	-	-	-	-	-	-	-	-	-	-
Timothy Carroll	-	-	-	-	-	-	-	-	-	-
Peter J. Davey	-	-	-	-	-	-	-	-	-	-
David Kindlen	11,025	12,000	-	-	-	-	-	-	11,025	12,000

[1] On 19 March 2007 Mr. P.E. Foo resigned as a director of the Company and was appointed Group Chief Operating Officer.

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

(25) DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(e) Shareholdings of Key Management Personnel (Consolidated) (continued)

Shares held in Village Roadshow Limited (number)

2006

Name	Balance at the start of the year		Granted as remuneration		On exercise of options		Net change other		Balance at the end of the year	
	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference
Directors										
Robert G. Kirby	106,799,698	-	-	-	-	-	(11,550,000)	-	95,249,698	-
John R. Kirby	106,799,698	-	-	-	-	-	(11,550,000)	-	95,249,698	-
Graham W. Burke	106,799,698	-	-	-	-	-	(11,550,000)	-	95,249,698	-
Peter E. Foo	-	-	-	-	-	-	-	-	-	-
Peter M. Harvie	-	-	-	-	-	-	-	-	-	-
William J. Conn	191,563	1,153,019	-	-	-	-	-	(1,153,019)	191,563	-
Peter D. Jonson	10,000	33,236	-	-	-	-	-	-	10,000	33,236
D. Barry Reardon	10,000	8,552	-	-	-	-	-	-	10,000	8,552
Executives										
Philip S. Leggo	-	-	-	-	-	-	-	-	-	-
Julie E. Raffe	-	-	-	-	-	-	-	-	-	-
Gregory Basser	-	-	-	-	-	-	-	-	-	-
Tony N. Pane	-	-	-	-	-	-	-	-	-	-
Simon T. Phillipson	-	-	-	-	-	-	-	-	-	-
Timothy Carroll	-	-	-	-	-	-	-	-	-	-
Peter J. Davey	-	-	-	-	-	-	-	-	-	-

Shares held in Austereo Group Limited (number)

2007

Name	Balance at the start of the year	Granted as remuneration	On exercise of options	Net change other	Balance at the end of the year
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Directors					
Robert G. Kirby	253,395,438	-	-	(72,301,582)	181,093,856
John R. Kirby	253,395,438	-	-	(72,301,582)	181,093,856
Graham W. Burke	253,395,438	-	-	(72,301,582)	181,093,856
Peter M. Harvie	-	-	-	-	-
William J. Conn	-	-	-	-	-
Peter D. Jonson	-	-	-	-	-
D. Barry Reardon	-	-	-	-	-
David J. Evans	-	-	-	-	-
Robert Le Tet	-	-	-	-	-
Executives					
Peter E. Foo[1]	5,000	-	-	2,000	7,000
Philip S. Leggo	-	-	-	-	-
Julie E. Raffe	-	-	-	-	-
Tony N. Pane	6,054	-	-	(6,054)	-
Simon T. Phillipson	2,702	-	-	(2,702)	-
Timothy Carroll	-	-	-	-	-
Peter J. Davey	-	-	-	-	-
David Kindlen	16,216	-	-	-	16,216

2006

Name	Balance at the start of the year	Granted as remuneration	On exercise of options	Net change other	Balance at the end of the year
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Directors					
Robert G. Kirby	251,562,594	-	-	1,832,844	253,395,438
John R. Kirby	251,562,594	-	-	1,832,844	253,395,438
Graham W. Burke	251,562,594	-	-	1,832,844	253,395,438
Peter E. Foo	5,000	-	-	-	5,000
Peter M. Harvie	-	-	-	-	-
William J. Conn	-	-	-	-	-
Peter D. Jonson	-	-	-	-	-
D. Barry Reardon	-	-	-	-	-
Executives					
Philip S. Leggo	-	-	-	-	-
Julie E. Raffe	-	-	-	-	-
Gregory Basser	27,026	-	-	-	27,026
Tony N. Pane	6,054	-	-	-	6,054
Simon T. Phillipson	2,702	-	-	-	2,702
Timothy Carroll	-	-	-	-	-
Peter J. Davey	-	-	-	-	-

[1] On 19 March 2007 Mr. P.E. Foo resigned as a director of the Company and was appointed Group Chief Operating Officer.

All shares held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan for the above Key Management Personnel have been treated as 'in substance options' and have been excluded from the above tables. Details of such 'in substance options' are set out in Note 26.

All equity transactions with Key Management Personnel, other than those which have been treated as 'in substance options', have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(25) DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED
(f) Loans to Key Management Personnel (Consolidated)

(i) Details of aggregates of loans to Key Management Personnel are as follows:

	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year[3] $	Number in group at the end of the year No.
Year ended 30 June 2007						
Directors	2,066,467	108,800	-	-	-	-
Executives	-	-	-	-	-	-
Total KMP	**2,066,467**	**108,800**	-	-	-	-
Year ended 30 June 2006						
Directors	-	66,467	-	-	2,066,467	1
Executives	-	-	-	-	-	-
Total KMP	-	**66,467**	-	-	**2,066,467**	1

(ii) Details of Key Management Personnel with loans above $100,000 in the reporting period are as follows:
30 June 2007

	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year[3] $	Highest owing in period $
Directors						
Robert G. Kirby	2,066,467	108,800	-	-	-	2,066,467

30 June 2006

	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year[3] $	Highest owing in period $
Directors						
Robert G. Kirby	-	66,467	-	-	2,066,467	2,066,467

[3] Note that, as only selected movements are required to be disclosed, the figures in these tables may not add across.

Terms and conditions of loans

The consolidated entity concluded an agreement with Mr. R.G. Kirby in December 2005 to provide him with a $2 million fully secured revolving loan facility for a five year term, repayable earlier in the event that Mr. Kirby's employment with the entity ceases. The interest rate applicable to the loan was the higher of the Fringe Benefits Tax rate set by the Australian Taxation Office (currently 7.3%) and the consolidated entity's cost of borrowing plus a margin of 0.50%. The loan was repaid in full with accrued interest on 29 March 2007. No compensation value has been attributed to this loan as it was on arms length terms and conditions.

All loans to purchase shares under the Company's and Austereo Group Limited's Executive Share Plans, the Senior Executive Share Plan, and the Company's Executive and Employee Option Plan for Key Management Personnel have been treated as 'in substance options' and have been excluded from the above tables. Details of such 'in substance option' loans are set out in Note 26.

No write-downs or allowances for doubtful receivables have been recognised in relation to the principal amounts of any loans made to Key Management Personnel.

(g) Other transactions and balances with Key Management Personnel

The economic entity purchases water from Palm Springs Limited, an entity in which Mr. W.J. Conn had a 16% economic interest until September 2006. These transactions were carried out under arm's length terms and conditions and were trivial in nature.

During the period the Company sold its remaining 1,455,897 shares in Becton Property Group Limited (of which Mr. W. J. Conn was a Director and shareholder) on market (2006 1,544,103). These transactions were carried out under arms length terms and conditions.

During the period, the economic entity agreed to provide certain legal and cinema refurbishment design services, on an arms length basis, to the landlord of the Noosa 5 Cinemas, which is a non-competing cinema complex owned by an entity associated with Mr. J.R. Kirby. The total charged for these services is less than $10,000.

The economic entity purchased wine (both directly & indirectly) from Yabby Lake International Pty. Ltd. ("Yabby Lake") and Drummonds Lane Pty. Ltd. ("Drummonds Lane"). Mr. R.G. Kirby has economic interests of 100% in Yabby Lake and 50% in Drummonds Lane. The total purchases were $385,210 for the year ended 30 June 2007 (2006 $337,164). The wine purchased was for the Cinema Exhibition division's Gold Class and Europa cinemas, as well as for Corporate functions. These transactions are carried out under arm's length terms and conditions.

(25) (b) (vi) Compensation of Key Management Personnel of the Company for the period ended 30 June 2007

Name	Position from / to (positions do not necessarily co-incide with employment commencement dates)	Year	Note	Short term Benefits: Salary & Fees	Cash Bonus S.T.I.	Non-cash Benefits	Other	Post Employment: Super-annuation	Retirement Benefits	Long Term Benefits: Incentive Plans	Long Service Leave accrual	Termin-ation Benefits	L.T.I. Share-based Payment	Total	Total % Performance Related Pay
Directors															
John R. Kirby	Executive Chairman	2007		1,782,500	551,466	11,305	-	105,113	-	-	29,731	-	-	2,480,115	22.24%
	from 28/06/2006	%		71.87	22.24	0.46	-	4.24	-	-	1.20	-	-	100.00	
Robert G Kirby	Executive Deputy Chairman	2007		1,779,472	551,466	158,551	6,055	105,113	-	-	178,180	-	-	2,778,837	19.85%
	from 28/06/2006	%		64.04	19.85	5.71	0.22	3.78	-	-	6.41	-	-	100.00	
Graham W. Burke	Managing Director	2007		1,782,500	551,466	135,061	-	105,113	-	-	29,741	-	-	2,603,881	21.18%
	since 09/09/1988	%		68.46	21.18	5.19	-	4.04	-	-	1.14	-	-	100.00	
Peter E. Foo	Finance Director	2007	4, 5, 6	883,523	300,000	51,359	3,348	78,835	-	103,290	26,945	-	386,042	1,833,342	43.05%
	to 19/03/2007	%		48.19	16.36	2.80	0.18	4.30	-	5.63	1.47	-	21.06	100.00	
Peter M. Harvie	Executive Director	2007	2, 4	740,768	500,000	8,098	-	101,134	-	90,746	13,835	-	-	1,454,581	40.61%
	since 20/06/2000	%		50.93	34.37	0.56	-	6.95	-	6.24	0.95	-	-	100.00	
William J. Conn	Independent Director	2007		52,752	-	-	-	62,248	-	-	-	-	-	115,000	-
	since 12/03/1992	%		45.87	-	-	-	54.13	-	-	-	-	-	100.00	
Peter D. Jonson	Independent Director	2007		77,980	-	20,818	-	7,020	-	-	-	-	-	105,818	-
	since 21/01/2001	%		73.69	-	19.67	-	6.63	-	-	-	-	-	100.00	
D. Barry Reardon	Independent Director	2007		141,250	-	-	-	-	-	-	-	-	-	141,250	-
	since 24/03/1999	%		100.00	-	-	-	-	-	-	-	-	-	100.00	
David J. Evans	Independent Director	2007		32,110	-	-	-	2,890	-	-	-	-	-	35,000	-
	since 02/01/2007	%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
Robert Le Tet	Independent Director	2007		19,495	-	-	-	1,755	-	-	-	-	-	21,250	-
	since 02/04/2007	%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
	Director Subtotals			*7,292,350*	*2,454,398*	*385,192*	*9,403*	*569,221*	-	*194,036*	*278,432*	-	*386,042*	*11,569,074*	
Executives															
Peter E. Foo	Finance Director to 19/03/2007 then Group	2007	4, 5, 7	1,178,030	300,000	51,359	4,464	105,113	-	137,720	35,927	-	487,443	2,300,056	40.22%
	Chief Operating Officer from 19/03/2007	%		51.22	13.04	2.23	0.19	4.57	-	5.99	1.56	-	21.19	100.00	
Philip S. Leggo	Group Company Secretary	2007	1, 4	355,344	200,000	63,375	2,009	98,529	-	10,606	11,731	-	37,283	778,877	31.83%
	since 23/02/1993	%		45.62	25.68	8.14	0.26	12.65	-	1.36	1.51	-	4.79	100.00	
Julie E. Raffe	Chief Financial Officer	2007	1, 4	349,195	200,000	49,930	26,266	33,556	-	12,737	24,337	-	60,767	756,788	38.14%
	since 28/09/1992	%		46.14	26.43	6.60	3.47	4.43	-	1.68	3.22	-	8.03	100.00	
Tony N. Pane	Chief Tax Counsel	2007	1, 4	1,039,007	300,000	2,046	2,317	28,199	-	5,878	21,941	-	52,086	1,451,474	24.66%
	since 17/01/2000	%		71.58	20.67	0.14	0.16	1.94	-	0.40	1.51	-	3.59	100.00	
Simon T. Phillipson	General Counsel	2007	1, 4	482,461	250,000	2,632	2,090	41,689	-	7,924	10,123	-	34,724	811,643	36.06%
	since 13/05/1996	%		56.98	30.80	0.32	0.26	5.14	-	0.98	1.25	-	4.28	100.00	
Timothy Carroll	Chief Marketing Officer	2007	1, 4	399,213	200,000	37,105	12,572	45,469	-	11,789	25,775	-	26,043	757,966	31.38%
	since 06/03/2000	%		52.67	26.39	4.90	1.66	6.00	-	1.56	3.40	-	3.44	100.00	
Peter J. Davey	Managing Director, Corporate Development	2007	1, 4	342,064	150,000	1,284	1,253	12,686	-	10,022	-	-	43,405	560,714	36.28%
	since 01/12/2005	%		61.01	26.75	0.23	0.22	2.26	-	1.79	-	-	7.74	100.00	
David Kindlen	Chief Information Officer	2007	1, 3, 4	114,735	50,000	635	916	16,464	-	6,013	6,130	-	26,043	220,936	37.14%
	since 01/12/2006	%		51.93	22.63	0.29	0.41	7.45	-	2.72	2.77	-	11.79	100.00	
	Executive Subtotals			*4,240,049*	*1,650,000*	*208,356*	*51,887*	*381,705*	-	*202,689*	*135,964*	-	*767,794*	*7,638,454*	
Total for Key Management Personnel for 2007				10,648,876	3,804,398	642,199	57,942	872,091	-	293,435	387,451	-	767,794	17,374,186	

1. Includes amortised value of share based payment from grants of preference shares under the Executive Share Plan.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position.
3. Key Management Personnel for only part of 2007 period.
4. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's various Executive Share Plans.
5. Includes amortised value of share based payment from grant of one million ordinary shares and one million preference shares under the Senior Executive Share Plan.
6. Includes amounts only whilst an Executive Director of the Company to 19 March 2007.
7. Includes amounts for Mr. P. E. Foo as Key Management Personnel for whole of 2007 financial year, both as Finance Director to 19 March 2007 and continuing as Group Chief Operating Officer.

(25) (b) (vii) Compensation of Key Management Personnel of the Company for the period ended 30 June 2006

Name	Position from / to (positions do not necessarily co-incide with employment commencement dates)	Year	Note	Short term Benefits: Salary & Fees	Short term Benefits: Cash Bonus S.T.I.	Short term Benefits: Non-cash Benefits	Short term Benefits: Other	Post Employment: Super-annuation	Post Employment: Retirement Benefits	Long Term Benefits: Incentive Plans	Long Term Benefits: Long Service Leave accrual	Termination Benefits	L.T.I. Share-based Payment	Total	Total % Performance Related Pay
Directors															
John R. Kirby	Executive Dep Chairman from 02/05/2002 then Executive Chairman from 28/06/2006	2006		1,781,173	-	35,747	2,654	100,587	-	-	29,706	-	-	1,949,867	-
		%		91.35	-	1.83	0.14	5.16	-	-	1.52	-	-	100.00	
Robert G Kirby	Executive Chairman from 02/05/2002 Executive Dep Chairman from 28/06/2006	2006		1,774,583	-	123,244	10,602	100,587	-	-	-	-	-	2,009,016	-
		%		88.33	-	6.13	0.53	5.01	-	-	-	-	-	100.00	
Graham W. Burke	Managing Director since 09/09/1988	2006	3, 6	1,780,880	1,000,000	162,995	3,239	100,587	-	-	29,706	-	38,558	3,115,965	33.33%
		%		57.15	32.09	5.23	0.10	3.23	-	-	0.95	-	1.24	100.00	
Peter E. Foo	Finance Director since 12/02/1998	2006	8	1,147,282	625,000	46,998	3,598	100,587	-	-	30,877	-	346,816	2,301,158	42.23%
		%		49.86	27.16	2.04	0.16	4.37	-	-	1.34	-	15.07	100.00	
Peter M. Harvie	Executive Director since 20/06/2000	2006	2, 4	741,315	-	3,098	5,000	100,587	-	78,647	56,189	-	-	984,836	7.99%
		%		75.27	-	0.31	0.51	10.21	-	7.99	5.71	-	-	100.00	
William J. Conn	Independent Director since 12/03/1992	2006		105,504	-	-	-	9,496	-	-	-	-	-	115,000	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
Peter D. Jonson	Independent Director since 21/01/2001	2006		77,980	-	-	-	7,020	-	-	-	-	-	85,000	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
D. Barry Reardon	Independent Director since 24/03/1999	2006		145,000	-	-	-	-	-	-	-	-	-	145,000	-
		%		100.00	-	-	-	-	-	-	-	-	-	100.00	
	Director Subtotals			*7,553,717*	*1,625,000*	*372,082*	*25,093*	*519,451*	-	*78,647*	*146,478*	-	*385,374*	*10,705,842*	
Executives															
Philip S. Leggo	Group Company Secretary since 23/02/1993	2006	1	345,888	240,750	63,683	1,768	86,742	-	-	10,849	-	19,676	769,354	33.85%
		%		44.96	31.29	8.28	0.23	11.27	-	-	1.41	-	2.56	100.00	
Julie E. Raffe	Chief Financial Officer since 28/09/1992	2006		302,969	150,000	50,064	23,708	29,196	-	-	11,934	-	-	567,871	26.41%
		%		53.35	26.41	8.82	4.17	5.14	-	-	2.10	-	-	100.00	
Gregory Basser	Director, Commercial & Legal from 01/02/1999 to 30/04/2006	2006	5, 6, 7, 9, 10	978,382	1,250,000	315	54,022	33,800	-	-	15,647	-	512,918	2,845,084	61.98%
		%		34.39	43.94	0.01	1.90	1.19	-	-	0.55	-	18.03	100.00	
Tony N. Pane	Chief Tax Counsel since 17/01/2000	2006		1,036,826	250,000	141	2,049	12,139	-	-	43,061	-	-	1,344,216	18.60%
		%		77.13	18.60	0.01	0.15	0.90	-	-	3.20	-	-	100.00	
Simon T. Phillipson	General Counsel since 13/05/1996	2006		450,408	200,000	315	1,965	40,560	-	-	9,138	-	-	702,386	28.47%
		%		64.13	28.47	0.04	0.28	5.77	-	-	1.30	-	-	100.00	
Timothy Carroll	Chief Marketing Officer since 06/03/2000	2006		321,132	165,000	30,007	1,513	21,838	-	-	6,242	-	-	545,732	30.23%
		%		58.84	30.23	5.50	0.28	4.00	-	-	1.14	-	-	100.00	
Peter J. Davey	Managing Director, Corporate Development since 01/12/2005	2006	7	153,141	70,000	315	389	7,081	-	-	-	-	-	230,926	30.31%
		%		66.32	30.31	0.14	0.17	3.07	-	-	-	-	-	100.00	
	Executive Subtotals			*3,588,744*	*2,325,750*	*144,840*	*85,414*	*231,356*	-	-	*96,871*	-	*532,594*	*7,005,569*	
Total for Key Management Personnel for 2006				11,142,461	3,950,750	516,922	110,507	750,807	-	78,647	243,349	-	917,968	17,711,411	

1. Includes amortised value of share based payment from grant of 150,000 preference shares under the Executive Share Plan on 17 March 2005.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position. In 2006 Mr. Harvie declined to accept his bonus.
3. Includes amortised value of share based payment from grant of six million options over ordinary shares on 15 May 2001.
4. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan.
5. Fees include amounts paid pursuant to contractual consultancy agreements for legal services.
6. Includes transaction bonus for successful completion of financial restructuring of Village Roadshow Pictures with Crescent Entertainment Inc in October 2005.
7. Key Management Personnel for only part of 2006 period.
8. Includes amortised value of share based payment from grant of one million ordinary shares and one million preference shares under the Senior Executive Share Plan on 14 December 2005.
9. Includes amortised value of share based payment from grant of 533,333 preference shares under Executive Share Plan on 28 April 2006 and for Performance Units under Village Roadshow Pictures Group's Long Term Incentive Plan on 1 November 2005.
10. As Mr Basser transferred his employment from the Company to the consolidated entity effective 1 May 2006, his compensation as Key Management Personnel during the period excludes amounts paid by Village Roadshow Pictures Entertainment Inc.

(26) SHARE BASED PAYMENT PLANS

(a) Long Term Incentive Executive Share and Loan Plans

The Company has used the fair value measurement provisions of AASB 2: *Share-based Payment* for all options or equity instruments granted to Directors and relevant senior executives after 7 November 2002 which have not vested as at 1 January 2005. Under AASB 2: *Share-based Payment* these LTI executive share plan shares and loans are all deemed to be 'in substance options' even where the equity instrument itself is not a share option.

The fair value of such 'in substance option' grants is amortised and disclosed as part of Director and senior manager compensation on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to options that never vest (i.e. forfeitures).

During the period the consolidated entity had six different LTI plans in which Key Management Personnel participated to varying extents. These included:

1. A 2001 Share Option Plan over ordinary shares to the entity's Managing Director;
2. The entity's Executive Share Plan and Loan Facility ("ESP");
3. The entity's 2005 Senior Executive Share Plan and Loan Facility ("SESP");
4. The consolidated entity's Austereo Group Limited Executive Share Plan and Loan Facility ("AESP");
5. The consolidated entity's 2005 Village Roadshow Pictures Group's Long Term Incentive shadow equity plan ("VRPG LTI"); and
6. The entity's legacy Executive and Employee Option Plan ("EOP").

The LTI plans are not designed specifically to remunerate Key Management Personnel, unlike their fixed compensation or their STI bonus arrangements, and, other than the VRPG LTI, have no specific performance conditions for the vesting of such benefits other than tenure and share price performance. Instead the LTI's are primarily intended to encourage a sense of ownership with those Key Management Personnel to whom the LTI's are granted and to assist in aligning their long term interests with those of shareholders, and may be regarded as a partial retention mechanism by the Company.

Other than the VRPG LTI, the benefits, if any, under the LTI's are linked to the performance of the Company via its share price. The Company considers that the five year period over which the ESP and SESP shares (or four year period for the AESP as applicable) are 'earned' and the long term horizon of the loans from the consolidated entity for the ESP, SESP, AESP and EOP for the duration of the Key Management Personnel's employment are appropriate given the shorter term annual performance hurdles to which each employee is subject. Similarly, the three, four and five year vesting periods of the ordinary options granted to the entity's Managing Director and the significant uplift of the exercise price thresholds of each tranche of options are designed to encourage performance and to closely align Mr. Burke's interests with those of shareholders.

The VRPG LTI performance condition that must be met is for the capital value of VRPG to have increased by 8% compound per annum from 1 November 2005 to when one of the Trigger Events occurs. The Performance Units vest over five years at the rate of 20% per annum commencing from 31 December 2006. If a Trigger Event occurs, the holder of vested Performance Units will be paid an amount in cash or, in the case of an Initial Public Offering ("IPO") only, granted an option, subject to meeting a performance condition at the time of the Trigger Event, to purchase a specified percentage of equity in VRPG at a specified price. A Trigger Event is defined as when substantially all of the equity in VRPG is sold or when a Liquidity Event occurs. A Liquidity Event is when the shareholders of VRPG receive a substantial amount of cash or when there is a sale of significant assets of VRPG, including should an IPO of VRPG occur. Other than Mr. Basser, who ceased to be Key Management Personnel on 30 April 2006, no Key Management Personnel participated in the VRPG LTI during the period.

From 1 January 2005, 'in substance options' granted as part of Key Management Personnel compensation have been valued using the Black-Scholes or binomial option-pricing model or the Monte Carlo simulation technique, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the 'in substance option'.

(b) Share based Long Term Incentive grants during the year for Key Management Personnel

The terms and conditions of each share based LTI performance payment affecting compensation during the period or future periods are as follows:

Name of relevant Key Management Personnel		Number of Options	Underlying Type of Shares	Grant Date	Vesting Date	Fair Value per Option	Fair Value attributable during the Period - $	Fair Value attributable in Future Periods - $
G. W. Burke	*Note (i)*	2,000,000	Ordinary	15-May-01	15-May-04	$0.17	-	-
		2,000,000	Ordinary	15-May-01	15-May-05	$0.15		
		2,000,000	Ordinary	15-May-01	15-May-06	$0.11		
P.S. Leggo	*Note (ii)*	30,000	Preference	17-Mar-05	17-Mar-06	$0.33	11,240	11,892
		30,000	Preference	17-Mar-05	17-Mar-07	$0.33		
		30,000	Preference	17-Mar-05	17-Mar-08	$0.33		
		30,000	Preference	17-Mar-05	17-Mar-09	$0.33		
		30,000	Preference	17-Mar-05	17-Mar-10	$0.33		
		30,000	Preference	31-Jan-07	31-Jan-08	$0.919	26,043	111,807
		30,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-12	$0.919		
S.T. Phillipson	*Note (ii)*	40,000	Preference	31-Jan-07	31-Jan-08	$0.919	34,724	149,076
		40,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		40,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		40,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		40,000	Preference	31-Jan-07	31-Jan-12	$0.919		
T.N. Pane	*Note (ii)*	30,000	Preference	31-Jan-07	31-Jan-08	$0.919	26,043	111,807
		30,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-12	$0.919		
P.J. Davey	*Note (ii)*	50,000	Preference	31-Jan-07	31-Jan-08	$0.919	43,405	186,345
		50,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		50,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		50,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		50,000	Preference	31-Jan-07	31-Jan-12	$0.919		

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(26) SHARE BASED PAYMENT PLANS (continued)

(b) Share based Long Term Incentive grants during the year for Key Management Personnel (continued)

The terms and conditions of each share based LTI performance payment affecting compensation during the period or future periods are as follows (continued):

Name of relevant Key Management Personnel		Number of Options	Underlying Type of Shares	Grant Date	Vesting Date	Fair Value per Option	Fair Value attributable during the Period - $	Fair Value attributable in Future Periods - $
T. Carroll	*Note (ii)*	60,000	Preference	31-Jan-07	31-Jan-08	$0.919	52,086	223,614
		60,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		60,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		60,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		60,000	Preference	31-Jan-07	31-Jan-12	$0.919		
D. Kindlen	*Note (ii)*	30,000	Preference	31-Jan-07	31-Jan-08	$0.919	26,043	111,807
		30,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-12	$0.919		
J. E. Raffe	*Note (ii)*	70,000	Preference	31-Jan-07	31-Jan-08	$0.919	60,767	260,883
		70,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		70,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		70,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		70,000	Preference	31-Jan-07	31-Jan-12	$0.919		
G. Basser	*Note (ii)*	426,666	Preference	28-Apr-06	28-Apr-06	$0.55	48,541	-
		106,667	Preference	28-Apr-06	28-Apr-07	$0.55		
	Note (v)	20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-06	$177,230.00	270,863	311,899
		20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-07	$177,230.00		
		20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-08	$177,230.00		
		20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-09	$177,230.00		
		20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-10	$177,230.00		
P.E. Foo	*Note (iii)*	200,000	Preference	14-Dec-05	14-Dec-06	$0.50	174,087	202,050
		200,000	Preference	14-Dec-05	14-Dec-07	$0.50		
		200,000	Preference	14-Dec-05	14-Dec-08	$0.50		
		200,000	Preference	14-Dec-05	14-Dec-09	$0.50		
		200,000	Preference	14-Dec-05	14-Dec-10	$0.50		
		200,000	Ordinary	14-Dec-05	14-Dec-06	$0.90	313,356	363,690
		200,000	Ordinary	14-Dec-05	14-Dec-07	$0.90		
		200,000	Ordinary	14-Dec-05	14-Dec-08	$0.90		
		200,000	Ordinary	14-Dec-05	14-Dec-09	$0.90		
		200,000	Ordinary	14-Dec-05	14-Dec-10	$0.90		

No options over ordinary shares in the Company were provided as remuneration to any Key Management Personnel of the Village Roadshow Limited consolidated group during the financial year, other than the grants described above.

No options to acquire shares were exercised during the financial year. The vesting periods for the various 'in substance options' are outlined above.

The expense recognised in the income statement in relation to share based payments is disclosed in Note 25.

(i) Option Plan for Managing Director

The LTI grant to Mr. G.W. Burke was delivered in the form of six million options over ordinary shares in the Company, approved by special resolution of the Company's shareholders on 15 May 2001.

Two million options are exerciseable at an exercise price of $3.00 not earlier than 15 May 2004; two million options are exerciseable at an exercise price of $4.00 not earlier than 15 May 2005; and two million options are exerciseable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exerciseable no later than 30 November 2007 or two years following the cessation of Mr. Burke's employment with the Company, whichever is the earlier.

The fair value of each option is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions used for grants made on 15 May 2001:

- Expected volatility: 30%;
- Historical volatility: 30%;
- Risk-free interest rate: 5.53% (options vesting 15 May 2004) and 5.66% for the remainder;
- Expected life of options: 5 years (options vesting 15 May 2004) and 6 years for the remainder.

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. The resulting fair values per option are shown in the table above.

Currently, these fair values are not recognised as expenses in the financial statements, in accordance with AASB 2, as they were issued prior to 7 November 2002. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $nil for the 2007 financial year (2006: $38,558). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest). The notional adjusted equity value of Mr. Burke's options and the percentage of his total remuneration is detailed in Note 25.

(26) SHARE BASED PAYMENT PLANS (continued)

(b) Share based Long Term Incentive grants during the year for Key Management Personnel (continued)

(ii) Executive Share Plan and Loan Facility ("ESP")

The Company's ESP was approved by shareholders on 19 November 1996 and allows for the issue of up to 5% of the Company's issued A Class Preference shares to executives and employees of the consolidated entity and significant associated entities. Directors of the Company are not eligible to participate in the ESP. All grants to Mr. P.M. Harvie under the ESP were in his capacity as an executive of the consolidated entity and were prior to him becoming a Director of the Company.

Offers are at the discretion of the Directors and preference shares are issued at the 5-day weighted average price on the market prior to allotment, rounded up to the next whole cent. The shares are held directly by the executive who pays for the allotment by obtaining a loan from the consolidated entity which holds the ESP shares as security.

The shares are 'earned' at the rate of 20% per year over five years from date of issue. The loan bears interest at ten cents per share per annum and the first ten cents of every dividend per share is used to repay the interest accrued and 50% of the remaining dividend per share is used to repay the capital amount of the loan.

If the executive resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Directors. In circumstances where the market value of the remaining ESP shares at the end of the six month period is less than the amount owing on the loan, then the Company will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. This is the basis on which they have been classified as 'in substance options'.

On 17 March 2005, 150,000 preference shares were allotted to Mr. P.S. Leggo according to his employment contract. Under AASB 2: *Share-based Payment* this allotment is deemed to be of 'in substance options' even though the equity instrument itself is not a share option.

The fair value of each 'in substance option' for Mr. Leggo was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 17 March 2005:

- Value per loan per share: $1.92;
- Expected volatility: 22% - based on historical volatility;
- Risk-free interest rate: 5.62% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr. Leggo are shown in the table above.

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $11,240 for the 2007 financial year (2006: $19,676). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Mr. Leggo's 'in substance options' and the percentage of his total remuneration is detailed in Note 25.

On 31 January 2007, 1,550,000 preference shares were allotted to Messrs P.S. Leggo, S.T. Phillipson, T.N. Pane, P.J. Davey, T. Carroll and D. Kindlen and Ms. J.E. Raffe. The number of preference shares per individual Key Management Personnel is as set out in the table above. Under AASB 2: *Share-based Payment* this allotment is deemed to be of 'in substance options' even though the equity instrument itself is not a share option.

The fair value of each 'in substance option' for Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, P.J. Davey, T. Carroll and D. Kindlen and Ms. J.E. Raffe was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 31 January 2007:

- Value per loan per share: $3.14;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.971% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, P.J. Davey, T. Carroll and D. Kindlen and Ms. J.E. Raffe are shown in the table above.

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $269,111 for the 2007 financial year (2006: $nil). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, P.J. Davey, T. Carroll and D. Kindlen and Ms. J.E. Raffe 'in substance options' and the percentage of their total remuneration is detailed in Note 25.

On 28 April 2006, 533,333 preference shares were allotted to Mr G. Basser at $1.40 in accordance with previous commitments between the executive and the Company in May 2002. The intention of the parties was to put Mr Basser in the same position as though the allotment had gone ahead in May 2002. Under AASB 2: *Share-based Payment* this allotment is also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

This allotment replaced 533,333 preference shares held under the ESP by Mr. Basser since 2002 which were bought back and cancelled for their issue price by the Company. The carried forward accrued interest of approximately $0.25 per share was transferred to the new ESP loans for Mr. Basser resulting in a starting loan balance in April 2006 of approximately $1.65 per share.

The 2002 notional allotment had a performance hurdle of 10% per annum compound share price growth with vesting set at the standard ESP vesting rate of 20% per annum. By April 2006, 80% of these notional ESP shares would have vested, as the performance for the first four tranches would have been achieved based on the then market price ($2.05) having exceeding the target share price, with the remaining 20% vesting in April 2007 based on a market price of approximately $2.24 per share at the date of grant.

The fair value of each 'in substance options' for Mr. Basser was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 28 April 2006:

- Value per loan per share: $1.65;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.68% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr. Basser are shown in the table above.

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $48,541 for the 2007 financial year (2006: $244,792). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Mr. Basser's 'in substance options' and the percentage of his total remuneration is detailed in Note 25.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(26) SHARE BASED PAYMENT PLANS (continued)

(b) Share based Long Term Incentive grants during the year for Key Management Personnel (continued)

(iii) Senior Executive Share Plan and Loan Facility ("SESP")

The Company's SESP was approved by shareholders on 25 November 2005 and allowed for the issue of 1,000,000 ordinary shares and 1,000,000 preference shares in the capital of the Company to the Company's then Finance Director, Mr. P.E. Foo under a Share Subscription and Loan Deed.

The SESP shares are issued at the 5-day weighted average price on the market prior to allotment, which was on 14 December 2005, rounded up to the next whole cent. The shares are held directly by the Mr Foo who paid for the allotment by obtaining a loan from the consolidated entity which holds the SESP shares as security.

As with the ESP, the SESP shares are 'earned' at the rate of 20% per year over five years from date of issue. The loans bear interest at ten cents per preference share and seven cents per ordinary share per annum with the first ten cents per preference share and seven cents per ordinary share of every dividend used to repay the interest accrued. 50% of any remaining dividends per share are used to repay the capital amount of the loans, which loans must be repaid within 8 years (by December 2013).

If Mr Foo resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Directors. In circumstances where the market value of the remaining SESP shares at the end of the six month period is less than the amount owing on the loan, then the Company will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. Under AASB 2: *Share-based Payment* this allotment is also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

The fair value of each 'in substance option' is estimated on the date of grant using the binomial option-pricing model with the following assumptions used for preference share grants made on 14 December 2005:

- Value per loan per share: $2.29;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.41% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr. Foo are shown in the table above.

The fair value of each 'in substance options' is estimated on the date of grant using the binomial option-pricing model with the following assumptions used for ordinary share grants made on 14 December 2005:

- Value per loan per share: $2.67;
- Expected volatility: 30% - based on historical volatility;
- Risk-free interest rate: 5.41% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr. Foo are shown in the table above.

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $174,087 for the 2007 financial year (2006: $123,863) for the preference share 'in substance options' and of $313,356 for the 2007 financial year (2006: $222,953) for the ordinary share 'in substance options'. Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest).

The notional adjusted equity value of Mr. Foo's 'in substance options' and the percentage of his total remuneration is detailed in Note 25.

(iv) Austereo Group Limited's Executive Share Plan and Loan Facility ("AESP")

The AESP, and the specific grant of shares to Mr. P.M. Harvie, was approved by shareholders of Austereo on 19 January 2001 and allows for the issue of up to 5% of Austereo's issued ordinary shares to executives and employees of the Austereo consolidated entity. Executive Directors of Austereo are eligible to participate in the AESP.

Offers are at the discretion of the Austereo Directors and ordinary shares are issued at the five-day weighted average price on the market prior to allotment, rounded up to the next whole cent. The shares are held directly by the Austereo executive who pays for the allotment by obtaining a loan from the Austereo consolidated entity which holds the AESP shares as security.

The shares are 'earned' at the rate of 25% per year over four years from date of grant. The loan bears interest at six cents per share per annum and the first six cents of every dividend per share is used to repay the interest accrued and 50% of the remaining dividend per share is used to repay the capital amount of the loan.

If the executive resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Austereo's Directors. In circumstances where the market value of the remaining AESP shares at the end of the six month period are less than the amount owing on the loan, then Austereo will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive.

Under AASB 2: *Share-based Payment* any allotments under the AESP are also deemed to be of 'in substance options' even though the equity instrument itself is not an option.

(v) Village Roadshow Pictures Group Long Term Incentive shadow equity plan ("VRPG LTI")

Village Roadshow Pictures Group ('VRPG'), the Company's motion picture production division, issued certain rights (called 'Performance Units') in relation to VRPG to certain senior executives of VRPG with effect from 1 November 2005, being the date of the financial restructuring by the Company of its film production interests with the Crescent Entertainment parties and the effective establishment of VRPG. Further details of this transaction were set out in Note 28 of the 2005 financial statements of the Company, including the underlying transaction value for 100% of the "Hollywood" film production component of the division of US$230 million.

The Performance Units vest at the rate of 20% per annum commencing from 31 December 2006. If a Trigger Event occurs, the holder of vested Performance Units will be paid an amount in cash or, in the case of an IPO only, granted an option, subject to meeting a performance condition at the time of the Trigger Event, to purchase a specified percentage of equity in VRPG at a specified price.

A Trigger Event is defined as when substantially all of the equity in VRPG is sold or when a Liquidity Event occurs. A Liquidity Event is when the shareholders of VRPG receive a substantial amount of cash or when there is a sale of significant assets of VRPG, including should an IPO of VRPG occur. The Performance Condition that must be met is that the capital value of VRPG must have increased by 8% compound per annum from 1 November 2005 to when one of the Trigger Events occurs. If an employee of VRPG leaves before one of the events has occurred, VRPG has an option to buy back the vested Performance Units using a specified formula to determine the capital value.

There are two types of Performance Units – Category A provides for five executives in total, including Mr. G. Basser, to own Performance Rights equivalent to 5.05% of the equity of VRPG based on the capital value of VRPG at 1 November 2005 of US$230 million, and Category B is a right for one VRPG executive to own Performance Rights equivalent to 2.5% of the equity of VRPG for no consideration.

(26) SHARE BASED PAYMENT PLANS (continued)

(b) Share based Long Term Incentive grants during the year for Key Management Personnel (continued)

(v) Village Roadshow Pictures Group Long Term Incentive shadow equity plan ("VRPG LTI") continued

The fair value of each Category A Performance Unit right, other than for those issued to Mr. G. Basser shown above, is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used for grants made on 1 November 2005:

- Expected volatility: 40-50%;
- Exercise Price: US$230 million;
- Dividend Yield: 12% (expectation by the Company that the initial investment will be recouped in 8 years);
- Risk-free interest rate: 4.5% - zero coupon on US Government bond, converted to a continuously compounded rate;
- Expected life of options: 8 years (assuming when one of the Trigger Events will occur);
- Exchange Rate: 0.7458 as at 1 November 2005.

The resulting fair values per option for those Category A Performance Unit rights, other than Mr. Basser's which are shown in the table above, are:

Number of Options	Grant Date	Vesting Date	Fair Value
20% of 2.55% of VRPG	01-Nov-05	31-Dec-06	$180,775
20% of 2.55% of VRPG	01-Nov-05	31-Dec-07	$180,775
20% of 2.55% of VRPG	01-Nov-05	31-Dec-08	$180,775
20% of 2.55% of VRPG	01-Nov-05	31-Dec-09	$180,775
20% of 2.55% of VRPG	01-Nov-05	31-Dec-10	$180,775

The fair value of each Category B Performance Unit right is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used for grants made on 1 November 2005:

- Expected volatility: 40-50%;
- Exercise Price: nil;
- Dividend Yield: 12% (expectation by the Company that the initial investment will be recouped in 8 years);
- Risk-free interest rate: 4.5% - zero coupon on US Government bond, converted to a continuously compounded rate;
- Expected life of options: 8 years (assuming when one of the Trigger Events will occur);
- Exchange Rate: 0.7458 as at 1 November 2005.

The resulting fair values per option for those Category B Performance Unit rights are:

Number of Options	Grant Date	Vesting Date	Fair Value
20% of 2.5% of VRPG	01-Nov-05	31-Dec-06	$241,083
20% of 2.5% of VRPG	01-Nov-05	31-Dec-07	$241,083
20% of 2.5% of VRPG	01-Nov-05	31-Dec-08	$241,083
20% of 2.5% of VRPG	01-Nov-05	31-Dec-09	$241,084
20% of 2.5% of VRPG	01-Nov-05	31-Dec-10	$241,084

These Performance Unit grants have been amortised over the vesting periods resulting in an increase in employee benefits expense, based of the mid-point of the ranges of values using average US$/A$ exchange rate during the fiscal year of 0.7907 (2006: 0.7463). This amounts to a total of $221,687 for Category A for the 2007 financial year (2006: $273,487) and $368,449 for Category B for the 2007 financial year (2006: $364,727). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

The notional adjusted equity value of Mr. Basser's options and the percentage of his total remuneration is detailed in Note 25. Mr. Basser ceased to be Key Management Personnel from 30 April 2006.

(vi) Executive and Employee Option Plan ("EOP")

Dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan. The EOP is a legacy equity-linked performance plan as further allotments under the EOP were discontinued when the ESP was introduced in 1996, but existing shares and loans held by participants remain.

(vii) Holdings of Executive Directors and Senior Managers

Other than the allotments to those participants named above, there have been no allotments to Executive Directors or senior managers under any share based payment plan during the financial period.

The number of shares in the Company and in Austereo during the financial year in which the Directors and senior executives of the Company have a relevant interest, including their personally-related entities, are set out in Note 25 of the Financial Report.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(26) SHARE BASED PAYMENT PLANS (continued)

(c) Option holdings of Key Management Personnel (Consolidated)

(i) Holdings of Options over shares in Village Roadshow Limited of Key Management Personnel during the year and prior year

30 June 2007

Name	Balance at beginning of period	Granted as remuneration	Options Exercised	Net Change Other	Balance at end of period	Vested and exercisable at the end of the year
Directors						
Graham W. Burke	6,000,000	-	-	-	6,000,000	6,000,000
Executives						
Nil						

30 June 2006

Name	Balance at beginning of period	Granted as remuneration	Options Exercised	Net Change Other	Balance at end of period	Vested and exercisable at the end of the year
Directors						
Graham W. Burke	6,000,000	-	-	-	6,000,000	6,000,000
Executives						
Nil						

Other than the 'in substance options' described in (b) above, no options are vested and unexercisable at the end of the year.

(ii) Holdings of 'In Substance Options' of Key Management Personnel in shares in Village Roadshow Limited during the year and prior year

30 June 2007

Name	Balance at the start of the year		Granted as remuneration		On exercise of options	Net change other		Balance at the end of the year	
	Ord.	Pref.	Ord.	Pref.	Ord./Pref.	Ord.	Pref.	Ord.	Pref.
Directors									
Peter M. Harvie	257,400	242,900	-	-	-	-	-	257,400	242,900
Executives								-	-
Peter E. Foo[1]	1,000,000	1,000,000	-	-	-	-	(200,000)	1,000,000	800,000
Philip S. Leggo	64,350	514,300	-	150,000	-	-	(114,300)	64,350	550,000
Julie E. Raffe	-	350,000	-	350,000	-	-	(350,000)	-	350,000
Tony N. Pane	-	450,000	-	150,000	-	-	(100,000)	-	500,000
Simon T. Phillipson	-	300,000	-	200,000	-	-	(100,000)	-	400,000
Timothy Carroll	-	200,000	-	300,000	-	-	-	-	500,000
Peter J. Davey	-	-	-	250,000	-	-	-	-	250,000
David Kindlen	-	-	-	150,000	-	-	-	-	150,000

30 June 2006

Name	Balance at the start of the year		Granted as remuneration		On exercise of options	Net change other		Balance at the end of the year	
	Ord.	Pref.	Ord.	Pref.	Ord./Pref.	Ord.	Pref.	Ord.	Pref.
Directors									
Peter E. Foo	-	-	1,000,000	1,000,000	-	-	-	1,000,000	1,000,000
Peter M. Harvie	257,400	242,900	-	-	-	-	-	257,400	242,900
Executives								-	-
Philip S. Leggo	64,350	514,300	-	-	-	-	-	64,350	514,300
Julie E. Raffe	-	350,000	-	-	-	-	-	-	350,000
Gregory Basser	-	800,000	-	533,333	-	-	(533,333)	-	800,000
Tony N. Pane	-	450,000	-	-	-	-	-	-	450,000
Simon T. Phillipson	-	300,000	-	-	-	-	-	-	300,000
Timothy Carroll	-	200,000	-	-	-	-	-	-	200,000
Peter J. Davey	-	-	-	-	-	-	-	-	-

[1] On 19 March 2007 Mr. P.E. Foo resigned as a director of the Company and was appointed Group Chief Operating Officer.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(26) SHARE BASED PAYMENT PLANS (continued)

(c) Option holdings of Key Management Personnel (Consolidated) (continued)

(iii) Holdings of 'In Substance Options' of Key Management Personnel in shares in Austereo Group Limited during the year and prior year

30 June 2007

Name	Balance at the start of the year	Granted as remuneration	On exercise of options	Net change other	Balance at the end of the year
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Directors					
Peter M. Harvie	1,030,001	-	-	-	1,030,001

30 June 2006

Name	Balance at the start of the year	Granted as remuneration	On exercise of options	Net change other	Balance at the end of the year
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Directors					
Peter M. Harvie	1,030,001	-	-	-	1,030,001

(d) 'In Substance Option' Loans to Key Management Personnel (Consolidated)

(i) Details of aggregates of 'In Substance Option' loans to Key Management Personnel are as follows:

	Balance at the start of the year $	Interest charged $	Interest not charged[2] $	Write-off $	Balance at the end of the year[3] $	Number in group at the end of the year No.
Year ended 30 June 2007						
Directors[1]	8,541,360	119,077	90,746	-	3,348,044	1
Executives	4,966,969	459,033	196,283	-	12,462,416	8
Total KMP	**13,508,329**	**578,110**	**287,029**	-	**15,810,460**	**9**
Year ended 30 June 2006						
Directors	3,482,947	211,296	138,732	-	8,541,360	2
Executives	5,454,354	269,742	9,283	-	4,966,969	6
Total KMP	**8,937,301**	**481,038**	**148,015**	-	**13,508,329**	**8**

(ii) Details of individuals with 'In Substance Option' loans above $100,000 in the reporting period are as follows:

30 June 2007

	Balance at the start of the year $	Interest charged $	Interest not charged[2] $	Write-off $	Balance at the end of the year[3] $	Highest owing in period $
Directors						
Peter M. Harvie	3,489,141	119,077	90,746	-	3,348,044	3,516,278
Executives						
Peter E. Foo[1]	5,052,219	160,356	137,720	-	4,224,848	5,125,342
Philip S. Leggo	1,180,491	60,563	10,606	-	1,342,463	1,679,162
Julie E. Raffe	647,779	30,714	12,737	-	1,113,384	1,775,642
Tony N. Pane	833,092	45,740	5,878	-	1,050,943	1,329,612
Simon T. Phillipson	555,386	32,894	7,924	-	963,791	1,204,509
Timothy Carroll	367,394	32,329	11,789	-	1,279,722	1,330,325
Peter J. Davey	-	10,274	10,022	-	795,274	795,274
David Kindlen	-	6,164	6,013	-	477,164	477,164

[1] On 19 March 2007, Mr. P.E. Foo resigned as a director of the Company and was appointed Group Chief Operating Officer. The loan amounts above reflect the period for the full financial year.

[2] Refers to aggregate net non-monetary benefit to reflect the value of the difference between the interest at the deemed arms length market interest rate and the actual interest rate charged and paid and payable on a cents per share basis on 'in substance option' loans for shares held under the Company's various executive incentive share plans. In relation to those 'in substance options' granted after 7 November 2002, the benefit thereon in effect is already included in the notional cost of the relevant share-based payments.

[3] Note that, as only selected movements are required to be disclosed, the figures in these tables may not add across.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(26) SHARE BASED PAYMENT PLANS (continued)

(d) 'In Substance Option' Loans to Key Management Personnel (Consolidated) (continued)

(ii) Details of individuals with 'In Substance Option' loans above $100,000 in the reporting period are as follows: (continued)

30 June 2006

	Balance at the start of the year $	Interest charged $	Interest not charged[2] $	Write-off $	Balance at the end of the year[3] $	Highest owing in period $
Directors						
Peter M. Harvie	3,482,947	119,077	78,647	-	3,489,141	3,539,642
Peter E. Foo	-	92,219	60,085	-	5,052,219	5,052,219
Executives						
Philip S. Leggo	1,172,445	59,705	-	-	1,180,491	1,199,783
Julie E. Raffe	648,392	35,000	-	-	647,779	660,186
Gregory Basser	1,875,983	80,037	9,283	-	1,382,827	1,902,978
Tony N. Pane	833,879	45,000	-	-	833,092	849,044
Simon T. Phillipson	555,911	30,000	-	-	555,386	566,021
Timothy Carroll	367,444	20,000	-	-	367,394	374,484

[2] Refers to aggregate net non-monetary benefit to reflect the value of the difference between the interest at the deemed arms length market interest rate and the actual interest rate charged and paid and payable on a cents per share basis on 'in substance option' loans for shares held under the Company's various executive incentive share plans. In relation to those 'in substance options' granted after 7 November 2002, the benefit thereon in effect is already included in the notional cost of the relevant share-based payments.

[3] Note that, as only selected movements are required to be disclosed, the figures in these tables may not add across.

(iii) Summary of terms and conditions of 'In Substance Option' loans to Key Management Personnel

Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Senior Executive Share Plan, the first 10 cents of every preference dividend and the first 7 cents of every ordinary dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plan & Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

No write-downs or allowances for doubtful receivables have been recognised in relation to the principal amounts of any loans made to Key Management Personnel.

(iv) Number and weighted average exercise prices ("WAEP") and movements of 'In Substance Options' of Key Management Personnel during the year (excluding the rights under the VRPG LTI, for which a WAEP is unable to be calculated)

	2007 Number	2007 WAEP - $	2006 Number	2006 WAEP - $
Outstanding at Beginning of Year	16,537,000	2.74	15,150,625	2.79
Granted during the Year	3,890,000	3.14	2,533,333	2.25
Forfeited during the Year	(365,000)	2.36	(1,061,958)	2.38
Exercised during the Year	(2,090,550)	1.85	(85,000)	1.82
Expired during the year	-	-	-	-
Outstanding at the end of the Year	17,971,450	2.94	16,537,000	2.74
Exerciseable at the end of the Year	12,391,450	2.94	13,731,667	2.88

(v) The outstanding balance as at 30 June 2007 is represented by:

Executive & Employee Option Plan: 407,550 options over ordinary shares in the Company with an exercise price of $2.63 each, and 42,900 options over preference shares in the Company with an exercise price of $1.85 each.

Executive Share Plan and Loan Facility: 7,646,000 options over preference shares in the Company with exercise prices ranging from $1.40 to $3.64.

Senior Executive Share Plan: 1,000,000 options over ordinary shares in the Company with an exercise price of $2.67 each, and 800,000 options over preference shares in the Company with an exercise price of $2.29 each.

Option Plan for Managing Director: 6,000,000 options over ordinary shares in the Company with exercise prices of $3.00, $4.00 and $5.00 each (2,000,000 options at each price), with an expiry date of 30 November 2007.

Austereo Group Limited's Executive Share Plan and Loan Facility: 2,075,000 options over ordinary shares in Austereo Group Limited with an exercise price of $1.85 each.

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(27) REMUNERATION OF AUDITORS				
The auditor of Village Roadshow Limited is Ernst & Young.				
Aggregate remuneration received or due and receivable by Ernst & Young, directly or indirectly from the parent entity or any related entity, in connection with -				
Ernst & Young (Australia) -				
An audit or review of the financial report of the entity and any other entity in the consolidated group	1,818	1,449	230	200
Other services in relation to the entity and any other entity in the consolidated group				
- Tax	206	498	100	100
- Corporate Finance	147	65	-	-
- Assurance related (including AIFRS conversion in 2006)	505	594	200	200
	2,676	2,606	530	500
Auditors other than Ernst & Young (Australia) -				
An audit or review of the financial reports of any entity in the group	475	552	-	-
Other services in relation to the entity and any other entity in the consolidated group				
- Tax	663	784	-	-
	1,138	1,336	-	-
	3,814	3,942	530	500

(28) EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the Group since the end of the financial year.

(a) Acquisition of remaining 50% of Roadshow Distributors Pty. Ltd. group:

As advised to the Australian Securities Exchange on 15 August 2007, VRL has concluded an agreement to acquire the 50% interest held by Amalgamated Holdings Ltd. ("AHD") in the previously jointly-owned Roadshow Distributors Pty. Ltd. ("RD") group. Consideration for the purchase was $95 million net of shareholder loans owing by AHD of $34.4 million which will be repaid by VRL. The purchase price was funded out of VRL's existing cash reserves and undrawn credit facilities. Following completion of the transaction, which is effective from 25 July 2007, RD became a wholly-owned subsidiary of VRL. The allocation of the total purchase price to the additional assets and liabilities acquired is still being determined.

(b) Restructuring of Village Roadshow Pictures Group & creation of Village Roadshow Entertainment Group:

As advised to the Australian Securities Exchange on 3 September 2007, the Film Production division of the VRL group, Village Roadshow Pictures Group ("VRPG"), has signed an agreement with Concord Music Group ("Concord") to merge VRPG and Concord into a new diversified entertainment group, Village Roadshow Entertainment Group ("VREG"). VRPG and Concord will continue to operate as separate entities in the VREG group. The VRL group will own 39.9% of VREG, and cash consideration of approximately USD 47.8 million will be received at Closing which is expected around the end of October 2007, with the transaction being effective from 1 July 2007. In addition, the VRL group will be entitled to priority distributions of USD 38.25 million out of any future distributable excess cash flows of VREG. The deconsolidation of the VRPG group will result in a one-off profit after tax of between A$190 million and A$210 million, and will also result in reductions in the VRL group's total assets of around A$958 million and total liabilities of around A$1,130 million, and an increase in total equity of between A$172 million and A$192 million.

(c) Takeover Offer for Sydney Attractions Group Limited:

As advised to the Australian Securities Exchange on 11 September 2007, VRL has made a cash takeover offer of $6.01 per share for all of the shares that the VRL group does not own in Sydney Attractions Group Limited ("SAQ"). The VRL group currently owns 19.96% of the shares in SAQ, and if the total outstanding balance is acquired at the intended offer price, the total cost to the VRL group will be $111.3 million.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(29) INTERESTS IN JOINTLY CONTROLLED OPERATIONS

Interests in jointly controlled continuing operations:
Names and principal activities of jointly controlled operations, the percentage interest held by entities in the Group and the contributions of those jointly controlled operations to results after tax -

NAME	PRINCIPAL ACTIVITY	% INTEREST HELD 2007	CONTRIBUTIONS TO OPERATING PROFIT AFTER TAX 2007 $'000	2006 $'000
Adelaide Nova / Palace	Cinema operator	-	-	13
Australian Theatres	Multiplex cinema operators	50.00%	15,469	16,111
Browns Plains Multiplex Cinemas	Multiplex cinema operators	33.33%	95	50
Carlton Nova / Palace	Cinema operator	25.00%	477	471
Castle Towers Multiplex Cinemas	Multiplex cinema operators	33.33%	765	1,011
Geelong Cinema	Cinema operator	50.00%	227	152
Jam Factory Cinema	Cinema operator	50.00%	(301)	(300)
Jam Factory Shopping Centre	Non-operating	-	22	92
Luna/Palace Cinema	Cinema operator	-	-	100
Morwell Multiplex Cinemas	Cinema operator	75.00%	325	305
Movieline	Cinema ticket seller	33.33%	-	-
Mt. Gravatt Multiplex Cinemas	Cinema operator	33.33%	913	776
Parramatta Cinemas	Cinema operator	50.00%	-	61
Village / GUO / BCC Cinemas	Cinema operator	50.00%	1,644	1,612
Village / Sali Cinemas Bendigo	Cinema operator	50.00%	523	489
Village Anderson Cinemas	Cinema operator	50.00%	789	921
Village Palace Cinemas	Cinema operator	-	-	(894)
Village Warrnambool Cinemas	Cinema operators	50.00%	123	172
Movie World Holdings	Theme park, Queensland	-	-	3,853
			21,071	24,995

There were no impairment losses in the jointly controlled operations.

	CONSOLIDATED 2007 $'000	2006 $'000
Aggregate share of assets in jointly controlled continuing operations -		
Current assets:		
Cash	7,133	13,599
Receivables	3,719	5,980
Inventories	1,010	1,127
Other	20	404
Non-current assets:		
Property, plant & equipment	82,073	127,529
Receivables	14,987	19,205
Other	99	551
	109,041	168,395

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(30) SEGMENT REPORTING

(a) Reporting by business segments[1,2] (Notes: refer page 80)

	THEME PARKS		CINEMA EXHIBITION		RADIO		FILM DISTRIBUTION		FILM PRODUCTION		OTHER		TOTAL	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000
Amounts including material items of income and expense & discontinued operations														
Total segment revenue - continuing	254,811	14,081	285,158	282,954	250,539	235,022	-	-	668,986	928,930	43,917	47,612	1,503,411	1,508,599
Result														
Segment results - continuing	55,290	(458)	13,515	3,379	79,245	68,038	222	(222)	32,576	22,744	(161,463)	(115,619)	19,385	(22,138)
Equity accounted net profit (loss) - continuing	-	3,301	4,205	4,143	1,549	2,061	15,112	16,884	-	-	391	(296)	21,257	26,093
Profit (loss) before tax - continuing													40,642	3,955
Income tax revenue (expense) - continuing													9,951	(9,640)
Profit (loss) after tax from continuing operations													50,593	(5,685)
Profit (loss) after tax from discontinued operations													15,622	(20,844)
Net profit (loss) for the period													66,215	(26,529)
Profit attributed to minority interest													21,136	14,163
Net profit attributable to members													45,079	(40,692)
Depreciation and amortisation expense - continuing	22,875	4,403	20,436	19,876	7,236	6,900	-	-	169,305	278,408	2,486	3,205	222,338	312,792
Non-cash expenses other than depreciation - continuing	(365)	4,917	8,020	(7,754)	337	663	-	-	928	(2)	(9,525)	11,141	(605)	8,965
Segment assets	577,050	64,044	255,230	346,340	548,883	542,836	68,226	58,024	960,040	864,963	382,748	350,230	2,792,177	2,226,437
Segment liabilities	36,916	859	62,275	65,151	56,759	60,878	43,619	32,279	108,024	44,735	1,898,833	1,442,152	2,206,426	1,646,054
Equity-accounted investments included in segment assets	-	19,828	10,150	9,025	4,918	6,196	68,226	58,024	-	-	(50)	(248)	83,244	92,825
Acquisition of property, plant & equipment and intangible assets (excluding film library acquisitions - refer Note 9)	19,936	22,339	14,968	78,962	14,839	9,745	-	-	68	1,956	3,436	5,812	53,247	118,814

	THEME PARKS		CINEMA EXHIBITION		RADIO		FILM DISTRIBUTION		FILM PRODUCTION		OTHER		TOTAL	
Amounts excluding material items of income and expense & discontinued operations														
Total segment revenue	254,811	14,081	285,158	282,954	250,539	235,022	-	-	668,988	928,930	43,917	47,612	1,503,411	1,508,599
Segment result	80,189	4,453	13,515	3,379	79,245	68,038	222	(222)	28,976	61,769	(154,682)	(109,836)	27,465	27,579
Share of associates net profit (loss)	-	3,301	4,205	4,143	1,549	2,061	15,112	16,884	-	-	391	(296)	21,257	26,093
Profit (loss) before tax													48,722	53,672
Income tax revenue (expense)													9,604	(21,947)
Net profit													58,326	31,725
Profit attributed to minority interest													21,136	14,163
Net profit attributable to members													37,190	17,562

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(30) SEGMENT REPORTING (continued)

(b) Reporting by geographic segments[2]

	AUSTRALIA 2007 $ '000	AUSTRALIA 2006 $ '000	USA 2007 $ '000	USA 2006 $ '000	BRITISH VIRGIN ISLANDS 2007 $ '000	BRITISH VIRGIN ISLANDS 2006 $ '000	NEW ZEALAND 2007 $ '000	NEW ZEALAND 2006 $ '000	ASIA 2007 $ '000	ASIA 2006 $ '000	EUROPE 2007 $ '000	EUROPE 2006 $ '000	UNALLOCATED 2007 $ '000	UNALLOCATED 2006 $ '000	TOTAL 2007 $ '000	TOTAL 2006 $ '000
Amounts including material items of income and expense & discontinued operations																
Total segment revenue - continuing	664,397	389,362	-	-	699,239	992,459	-	-	2,330	2,146	126,498	109,793	10,947	14,839	1,503,411	1,508,599
Equity accounted net profit (loss)	16,846	22,682	(759)	-	-	-	-	-	3,404	4,034	1,766	(623)	-	-	21,257	26,093
Segment assets	1,418,468	862,200	1,663	1,629	912,497	851,138	19,346	738	6,729	24,121	119,456	200,927	314,018	285,684	2,792,177	2,226,437
Equity-accounted investments included in segment assets	79,137	91,503	642	-	-	-	-	-	1,915	686	1,550	636	-	-	83,244	92,825
Acquisition of property, plant & equipment and intangible assets (excluding film library acquisitions - refer Note 9)	44,624	58,866	60	261	-	1,648	-	-	-	-	8,563	48,813	-	9,226	53,247	118,814
Amounts excluding material items of income and expense & discontinued operations																
Revenue from external customers	664,397	389,362	-	-	699,239	992,459	-	-	2,330	2,146	126,498	109,793	10,947	14,839	1,503,411	1,508,599
Equity accounted net profit (loss)	16,846	22,682	(759)	-	-	-	-	-	3,404	4,034	1,766	(623)	-	-	21,257	26,093

Notes (for business and geographic segment reporting):

[1] Description of Business Segments:

Theme Parks:	Theme park operations.
Cinema Exhibition:	Cinema exhibition operations.
Radio:	FM radio operations.
Film Distribution:	Film, DVD & video distribution operations.
Film Production:	Film production operations.

[2] For primary segment reporting purposes, Leisure and Singapore Distribution business unit results are combined with Cinema Exhibition, the Australian and New Zealand Distribution results are separately reported as Film Distribution and the Greece Distribution business unit results are included with the unallocated amounts.

The definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary business segments or secondary geographic segments, and transactions excluded from the segment definitions. The exclusions from segment definitions are mainly comprised of interest revenue & profit on disposal of assets (excluded from Segment Revenue), interest revenue & expense, & profit/loss on disposal of assets (excluded from Segment Result), cash, investments which are not equity accounted, loans receivable (other than loans to associates) & tax assets (excluded from Segment Assets) and borrowings, loans payable (other than loans from associates) and tax liabilities (excluded from Segment Liabilities).

(31) DISCONTINUED OPERATIONS

During the year ended 30 June 2007, the economic entity discontinued the cinema operations in Italy as a result of sale. The economic entity also continued to wind down the operations which were discontinued in prior periods, and it is noted that final residual matters in relation to Germany and Austria were completed during the year, and instalments of sale proceeds were received during the year relating to the sale of New Zealand/Fiji cinema operations. The cinema operations of Germany, Austria and New Zealand/Fiji were classified as discontinued operations in previous financial years. The results of discontinued cinema operations are included in the Cinema Exhibition business segment. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	NZ & FIJI 2007 $ '000	GERMANY 2007 $ '000	AUSTRIA 2007 $ '000	ITALY 2007 $ '000	TOTAL CINEMA EXHIBITION 2007 $ '000	TOTAL GROUP 2007 $ '000
(i) Income Statement Information						
Revenues (including total Segment Revenues of $2.890 million)	1,815	-	2,890	-	4,705	4,705
Other income	1,948	762	336	6,937	9,983	9,983
Share of net profits (losses) of associates	-	-	-	8,207	8,207	8,207
Finance costs	-	-	-	-	-	-
Expenses excluding finance costs		368	4,705	908	5,981	5,981
Profit (loss) from discontinued operations before tax	3,763	394	(1,479)	14,236	16,914	16,914
Income tax (revenue) expense	-	-	(2)	1,294	1,292	1,292
Profit (loss) from discontinued operations after tax	3,763	394	(1,477)	12,942	15,622	15,622
(ii) Cash flow Information						
The consolidated net cash flows of the discontinued operation during the reporting period were as follows:						
Net operating cash flows	-	(481)	2,331	-	1,850	1,850
Net investing cash flows	28,789	-	-	63,963	92,752	92,752
Net financing cash flows	-	-	-	(19,539)	(19,539)	(19,539)
Total net cash flows	28,789	(481)	2,331	44,424	75,063	75,063
(iii) Balance Sheet/Other Information						
Assets - carrying amount at balance date	-	222	232	-	454	454
Liabilities at balance date	-	519	784	-	1,303	1,303
Net assets (liabilities) at balance date	-	(297)	(552)	-	(849)	(849)
Consideration received or receivable						
Cash and cash equivalents consideration	-	-	-	63,963	63,963	63,963
Present value of deferred sales proceeds	-	-	-	-	-	-
Total disposal consideration	-	-	-	63,963	63,963	63,963
Net assets disposed of	-	-	-	49,727	49,727	49,727
Gain (Loss) on disposal of net assets before income tax	-	-	-	14,236	14,236	14,236
Tax expense (credit) relating to disposal of net assets	-	-	-	1,294	1,294	1,294
Gain (Loss) on disposal of net assets after income tax	-	-	-	12,942	12,942	12,942
The proceeds on sale exceeded the book value of the related net assets and accordingly no impairment losses were recognised on the reclassification of these operations as held for sale.						
(iv) Net cash inflow on disposal						
Cash and cash equivalents consideration	-	-	-	63,963	63,963	63,963
Less cash and cash equivalents balance disposed of	-	-	-	-	-	-
Reflected in the cash flow statement	-	-	-	63,963	63,963	63,963
(v) Earnings per share (cents per share)						
- Basic and diluted from discontinued operations						10.44
(vi) Expenditure commitments:						
Operating leases - minimum lease payments						-
Other expenditure commitments						-

(vii) Assets Held For Sale and Associated Liabilities:

In addition to total assets and liabilities for discontinued operations shown above, additional European Cinema Exhibition assets held for sale of $32.831 million and associated liabilities of $8.127 million are included in the consolidated balance sheet as "Held for Sale". Subsequent to 30 June 2007, these assets and liabilities have been disposed of.

(viii) Parent entity discontinued disclosures:

Following the sale of the majority of the Cinema Exhibition international operations, which used to be owned directly or indirectly by Village Cinemas International Pty. Ltd. ("VCI"), as at 30 June 2007 that entity has been determined to be a discontinued operation. As a result, the investment held by VRL in VCI of $225.0 million has been fully impaired, and VRL has no remaining net carrying value in VCI as at 30 June 2007.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(31) DISCONTINUED OPERATIONS (continued)

	NZ & FIJI 2006 $ '000	UK 2006 $ '000	GERMANY 2006 $ '000	AUSTRIA 2006 $ '000	ARGENTINA 2006 $ '000	ITALY 2006 $ '000	TOTAL CINEMA EXHIBITION 2006 $ '000	TOTAL GROUP 2006 $ '000
(i) Income Statement Information								
Revenues (including total Segment Revenues of $66.885 million)	27,356	27,582	-	12,124	-	2,115	69,177	69,177
Other income	16,545	321	727	234	5,361	-	23,188	23,188
Share of net profits (losses) of associates	(1,075)	-	-	-	-	(588)	(1,663)	(1,663)
Finance costs	-	-	-	-	-	-	-	-
Expenses excluding finance costs	25,474	75,159	2,594	16,945	-	4,571	124,743	124,743
Profit (loss) from discontinued operations before tax	17,352	(47,256)	(1,867)	(4,587)	5,361	(3,044)	(34,041)	(34,041)
Income tax (revenue) expense	100	(13,297)	-	-	-	-	(13,197)	(13,197)
Profit (loss) from discontinued operations after tax	17,252	(33,959)	(1,867)	(4,587)	5,361	(3,044)	(20,844)	(20,844)
(ii) Cash flow Information								
The consolidated net cash flows of the discontinued operation during the reporting period were as follows:								
Net operating cash flows	2,752	(4,856)	(1,554)	(2,350)	-	2,115	(3,693)	(3,693)
Net investing cash flows	(4,771)	(32,108)	-	-	5,361	-	(31,518)	(31,518)
Net financing cash flows	-	(8,088)	-	-	-	4,193	(3,895)	(3,895)
Total net cash flows	(2,019)	(44,852)	(1,554)	(2,350)	5,361	6,308	(39,106)	(39,106)
(iii) Balance Sheet/Other Information								
Assets - carrying amount at balance date	-	1,686	882	1,477	-	38,511	42,556	42,556
Liabilities at balance date	-	9,023	9,301	1,219	-	-	19,543	19,543
Net assets (liabilities) at balance date	-	(7,337)	(8,419)	258	-	38,511	23,013	23,013
Consideration received or receivable								
Cash and cash equivalents consideration	-	(32,108)	-	-	5,361	-	(26,747)	(26,747)
Present value of deferred sales proceeds	41,827	-	-	-	-	-	41,827	41,827
Total disposal consideration	41,827	(32,108)	-	-	5,361	-	15,080	15,080
Net assets disposed of	28,040	11,133	-	-	-	-	39,173	39,173
Gain (Loss) on disposal of net assets before income tax	13,787	(43,241)	-	-	5,361	-	(24,093)	(24,093)
Tax expense (credit) relating to disposal of net assets	100	(13,297)	-	-	-	-	(13,197)	(13,197)
Gain (Loss) on disposal of net assets after income tax	13,687	(29,944)	-	-	5,361	-	(10,896)	(10,896)
With the exception of the United Kingdom cinema operations, the proceeds on sale exceeded the book value of the related net assets and accordingly no impairment losses were recognised on the reclassification of these operations as held for sale.								
(iv) Net cash inflow on disposal								
Cash and cash equivalents consideration	-	(32,108)	-	-	5,361	-	(26,747)	(26,747)
Less cash and cash equivalents balance disposed of	(1,080)	-	-	-	-	-	(1,080)	(1,080)
Reflected in the cash flow statement	(1,080)	(32,108)	-	-	5,361	-	(27,827)	(27,827)
(v) Earnings per share (cents per share)								
- Basic and diluted from discontinued operations								(13.04)
(vi) Expenditure commitments:								
Operating leases - minimum lease payments								
Payable within 1 year								15,991
Payable between 1 and 5 years								62,121
Payable after 5 years								120,334
								198,446
Other expenditure commitments								
Payable within 1 year								-

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(32) BUSINESS COMBINATIONS

Acquisition of Australian Theme Parks interests

As detailed in Note 28 of the Company's 30 June 2006 financial report, the VRL group acquired all of Warner Bros. interests in the previously jointly owned Australian Theme Parks for a payment of $254.6 million. The transaction, which was effective on 3 July 2006, has resulted in the VRL group acquiring the companies which hold those interests and Warner Bros.' share of associated bank debt ($64.5 million). The acquisition was funded by a drawdown on the VRL group bank facilities and from existing cash reserves. As a result of this transaction, the VRL group now owns 100% of:

* Warner Bros. Movie World
* Sea World
* Wet 'n' Wild Water World
* Australian Outback Spectacular
* Paradise Country
* Warner Roadshow Studios

As part of the above transaction, the VRL group also moved to a 50% ultimate ownership interest in the Sea World Nara Hotel, and subsequently (effective 30 September 2006), the VRL group also purchased the remaining 50% of shares in Sea World Nara for $20.2 million plus the assumption of debt of approximately $5.5 million.

As part of the initial acquisition, the Company has indirectly acquired the remaining 50% interests in Warner Village Theme Parks Partnership and W.V. Entertainment Pty Ltd by way of its acquisitions of the 100% shareholdings in WW Australia Pty Ltd. and WSW Operations Pty Ltd.

	CONSOLIDATED	
	Recognised on acquisition	Values before acquisition
	$'000	$'000
Cash and cash equivalents	5,721	5,721
Receivables	15,557	15,557
Property, plant and equipment	199,233	142,584
Intangible assets (including brand names recognised)	16,675	835
Other assets	6,929	6,929
	244,115	171,626
Payables	(22,042)	(22,042)
Borrowings	(68,585)	(68,972)
Other liabilities	(7,639)	(7,639)
Net deferred tax liabilities	(5,211)	-
	(103,477)	(98,653)
Fair value of identifiable net assets	140,638	72,973
Goodwill arising on acquisition	136,813	
	277,451	
Cost of combination:		
Cash paid	274,778	
Costs associated with the acquisition	2,673	
	277,451	
The net outflow on acquisition is as follows:		
Net cash acquired with the	5,721	
Cash Paid	277,451	
Net Cash outflow	271,730	

From the date of acquisition, the Australian Theme Parks division has contributed $32.8 million to the net profit of the Group. If the combination had taken place at the beginning of the year, the profit from continuing operations for the Group would have been $33.3 million and revenue from continuing operations would have been $255.8 million

(33) FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Group's principal financial instruments, other than derivatives, comprise bank loans and overdrafts, convertible notes, finance leases and hire purchase contracts, and cash and short-term deposits.

The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The Group also enters into derivative transactions, including principally interest rate swaps. The purpose is to manage the interest rate risks arising from the Group's sources of finance. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk, liquidity risk and credit risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

Details of significant accounting policies and methods adopted, including criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements.

Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long term debt obligations with a floating interest rate.

The Group enters into interest rate swap or cap agreements ("interest rate derivatives") that are used to convert the variable interest rates attached to various of its specific facilities into fixed interest rates, or to limit interest rate exposure. The interest rate derivatives are entered into with the objective of ensuring that earnings are not subject to wide fluctuations caused by fluctuating interest commitments and ensuring compliance with loan covenants.

At balance date, various entities within the Group had entered into interest rate derivatives covering debts totalling $1,127 million (2006: $931.5 million). These interest rate derivatives covered approximately 66% (2006: 77%) of total borrowings of the Group drawn down at balance date. The majority of the interest rate derivatives mature in 2013 to 2015.

(33) FINANCIAL INSTRUMENTS (continued)

(a) Financial risk management objectives and policies (continued)

Foreign currency risk

As a result of the Film Production division's significant assets and liabilities denominated in USD, the Group's gross assets and liabilities can be significantly affected by movements in the USD/AUD exchange rate, however the impact on net assets is minimised due to the majority of this division's transactions and balances being denominated in USD.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit's functional currency.

The Group requires all of its divisions to use forward currency contracts to eliminate the currency exposure on any individual transactions in excess of A$0.5 million, which are required to be taken out immediately when a firm commitment has occurred. The forward currency contracts must be in the same currency as the hedged item. It is the Group's policy not to enter into forward contracts until a firm commitment is in place.

It is the Group's policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximise hedge effectiveness.

Commodity price risk

The Group's exposure to price risk is minimal.

Credit risk

The Group trades only with recognised, creditworthy third parties. As the Group only trades with recognised third parties, there is no requirement for collateral.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

Credit risk in trade receivables is managed in the following ways:
- payment terms are generally 30 days;
- a risk assessment process is used for customers over $50,000.

The Group's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet. The maximum credit risk exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group's maximum credit risk exposure in relation to these is as follows:

Concentrations of credit risk:

The majority of the value of the Film Production segment's trade debtors are with one entity, which is located in the United Kingdom. This trade accounts receivable amount is guaranteed by a substantial wholly-owned subsidiary of the United Kingdom entity's parent company. That parent entity is listed on the New York Stock Exchange, and there are a large number of underlying customers which make up this trade accounts receivable amount within the Film Production segment, which are located in a large number of countries.

In relation to the remaining segments, the Company minimises concentrations of credit risk in relation to trade accounts receivable by undertaking transactions with a large number of customers within the specified industries. The customers in the remaining segments are mainly concentrated in Australia. Refer also to Note 30 - Segment reporting. Concentrations of credit risk on trade accounts receivable arise in the following industries:

MAXIMUM CREDIT RISK EXPOSURE FOR EACH CONCENTRATION

	PERCENTAGE OF TOTAL TRADE DEBTORS		CONSOLIDATED TOTAL BALANCE	
	2007	2006	2007	2006
INDUSTRY SEGMENT:	%	%	$'000	$'000
Cinema Exhibition	8	36	18,471	80,911
Theme parks	4	-	9,767	992
Radio	23	20	53,977	46,594
Film Production	55	38	130,172	86,846
Film Distribution	-	-	-	-
Other	10	6	23,504	12,568
	100	100	235,891	227,911

Liquidity Risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans, convertible notes, preference shares, finance leases and hire purchase contracts.

(33) FINANCIAL INSTRUMENTS (continued)

(b) Terms, conditions and accounting policies

The Group's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at balance date, are as follows:

Recognised Financial Instruments

(i) Financial assets

Receivables - trade debtors:
Trade debtors are carried at nominal amounts due less any allowance for doubtful debts. An allowance for doubtful debts is recognised when there is objective evidence that the Group will not be able to collect the debt. Credit sales are normally settled on 30 - 90 day terms.

Receivables - associated entities and other advances:
Amounts (other than trade debts) receivable from associated entities and for other advances are carried at nominal amounts due. Interest, when charged, is recognised in the Income Statement on an accrual basis. There are no fixed settlement terms.

Unsecured advances:
Unsecured advances are shown at cost. Interest, when charged, is recognised in the Income Statement on an accrual basis. There are no fixed settlement terms.

Available for sale investments:
Available for sale investments are shown at fair value.

(ii) Financial liabilities

Trade and sundry creditors:
Creditors are recognised at amounts to be paid in the future for goods and services already received, whether or not billed to the Group. They are non-interest bearing and are normally settled on 30 day terms.

Accounts payable - associated and other entities:
Amounts owing to associated and other entities are carried at the principal amount. Interest, when charged, is recognised in the Income Statement on an accruals basis. There are no fixed settlement terms.

Secured and unsecured borrowings:
All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the liabilities are de-recognised. Interest is recognised in the Income Statement on an accrual basis. Bank loans are repayable either monthly, quarterly, bi-annually, annually or at expiry with terms ranging from less than one year to greater than five years. While interest is charged either at the bank's floating rate or at a contracted rate above the Australian dollar BBSY rate, certain borrowings are subject to interest rate swaps. Refer interest rate swaps section below.

Details of security over bank loans is set out in Note 16.

Convertible Notes:
Refer Note 16 for details in relation to convertible notes issued by the parent entity.

Finance lease liabilities:
Finance lease liabilities are accounted for in accordance with AASB 117: *Leases*. As at balance date, the Group had finance leases with an average lease term of 2 years. The average discount rate implicit in the leases is 6.82% p.a.

Interest rate swaps:
At balance date, the Group had interest rate swap agreements in place designated as hedges of future interest expense. Such agreements are being used to hedge the cash flow interest rate risk of long-term debt obligations with a floating interest rate.

Interest rate caps:
At balance date, the Group had an interest rate cap agreement in place. This agreement is being used to assist in hedging the cash flow interest rate risk of long-term debt obligations with a floating interest rate.

The interest rate swaps have the same critical terms as the long-term debt obligations. The interest rate cap has been based on the long-term debt obligations, but exceeds the estimated drawn balances of the long-term debt.

(iii) Equity

Ordinary shares:
From 1 July 1998, ordinary share capital has been increased based on the proceeds received from shares issued (less direct share issue costs), and decreased based on the buyback cost (including direct buyback costs). Prior to that date, ordinary share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over ordinary shares at balance date are set out in Note 19.

Preference shares:
From 1 July 1998, preference share capital has been increased based on the proceeds received from shares issued (less direct share issue costs), and decreased based on the buyback cost (including direct buyback costs). Prior to that date, preference share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over preference shares at balance date are set out in Note 19.

(33) FINANCIAL INSTRUMENTS (continued)

(c) Interest rate risk

The following table sets out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

	FLOATING INTEREST RATE		FIXED INTEREST RATE MATURING IN: 1 YEAR OR LESS		OVER 1 YEAR TO 5 YEARS		MORE THAN 5 YEARS		NON-INTEREST BEARING		TOTAL CARRYING AMOUNT AS PER BALANCE SHEET		WEIGHTED AVERAGE EFFECTIVE INTEREST RATE	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
CONSOLIDATED	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	%	%
(i) Financial assets														
Cash	169,680	176,205	-	-	-	-	-	-	-	-	169,680	176,205	5.67%	4.94%
Receivables - trade debtors	-	-	-	-	-	-	-	-	235,891	227,911	235,891	227,911	N/A	N/A
Receivables - associated entities and other advances	-	-	-	-	-	-	-	-	50,327	28,400	50,327	28,400	N/A	N/A
Unsecured advances	-	-	-	-	-	-	-	-	9,326	5,857	9,326	5,857	N/A	N/A
Available for sale investments	-	-	-	-	-	-	-	-	24,040	24,821	24,040	24,821	N/A	N/A
Derivatives - interest rate	-	-	-	221	6,038	32,047	24,526	12,892	-	-	30,564	45,160	5.59%	5.33%
Security deposits	-	-	-	-	-	-	-	-	2,559	2,777	2,559	2,777	N/A	N/A
Total financial assets	169,680	176,205	-	221	6,038	32,047	24,526	12,892	322,143	289,766	522,387	511,131		
(ii) Financial liabilities														
Trade and sundry creditors	-	-	-	-	-	-	-	-	255,463	186,931	255,463	186,931	N/A	N/A
Accounts payable - associated and other entities	-	-	-	-	-	-	-	-	49,679	37,393	49,679	37,393	N/A	N/A
Secured and unsecured borrowings [1]	408,205	126,450	518,204	322,111	771,418	765,902	-	-	-	-	1,697,827	1,214,463	5.77%	6.93%
Convertible notes	-	-	3,126	-	-	26,430	-	-	-	-	3,126	26,430	6.50%	6.50%
Finance lease liabilities	-	-	671	2,882	231	1,493	-	-	-	-	902	4,375	6.82%	6.82%
Derivatives - interest rate	-	-	-	-	1,748	39	-	-	-	-	1,748	39	5.58%	5.98%
Total financial liabilities	408,205	126,450	522,001	324,993	773,397	793,864	-	-	305,142	224,324	2,008,745	1,469,631		
PARENT														
(i) Financial assets														
Cash	15	25	-	-	-	-	-	-	-	-	15	25	2.85%	2.10%
Receivables - trade debtors	-	-	-	-	-	-	-	-	1,355	1,001	1,355	1,001	N/A	N/A
Receivables - associated entities and other advances	-	-	-	-	-	-	-	-	292,337	369,934	292,337	369,934	N/A	N/A
Available for sale investments	-	-	-	-	-	-	-	-	16	16	16	16	N/A	N/A
Total financial assets	15	25	-	-	-	-	-	-	293,708	370,951	293,723	370,976		
(ii) Financial liabilities														
Trade and sundry creditors	-	-	-	-	-	-	-	-	8,836	7,036	8,836	7,036	N/A	N/A
Accounts payable - associated and other entities	-	-	-	-	-	-	-	-	34,161	22,599	34,161	22,599	N/A	N/A
Convertible notes	-	-	3,126	-	-	26,430	-	-	-	-	3,126	26,430	6.50%	6.50%
Finance lease liabilities	-	-	110	1,025	110	220	-	-	-	-	220	1,245	6.35%	6.35%
Total financial liabilities	-	-	3,236	1,025	110	26,650	-	-	42,997	29,635	46,343	57,310		

N/A - not applicable for non-interest bearing financial instruments.

[1] The majority of the economic entity's debt subject to a fixed interest rate is split between an interest rate swap and an interest rate cap. The floating market rate is applied to that proportion of the debt covered by the interest rate cap where it is less than the cap rate.

(33) FINANCIAL INSTRUMENTS (continued)

(d) Fair values

Set out below is a comparison by category of carrying amounts and fair values of all of the Group's financial instruments recognised in the financial statements, excluding those classified under discontinued operations.

	TOTAL CARRYING AMOUNT AS PER BALANCE SHEET		AGGREGATE NET FAIR VALUE	
	2007	2006	2007	2006
CONSOLIDATED	$'000	$'000	$'000	$'000
Financial assets:				
Cash	169,680	176,205	169,680	176,205
Receivables - trade debtors	235,891	227,911	235,891	227,911
Receivables - associated entities and other advances	50,327	28,400	43,070	24,305
Unsecured advances	9,326	5,857	8,848	5,557
Available for sale investments	24,040	24,821	24,040	24,821
Derivatives	30,564	45,160	30,564	45,160
Security Deposits	2,559	2,777	2,559	2,777
Total financial assets	522,387	511,131	514,652	506,736
Financial liabilities:				
Trade and sundry creditors	255,463	186,931	255,463	186,931
Accounts payable - associated and other entities	49,679	37,393	49,679	37,393
Secured and unsecured borrowings	1,697,827	1,214,463	1,523,806	1,094,077
Convertible notes	3,126	26,430	3,126	24,817
Finance lease liabilities	902	4,375	852	4,166
Derivatives	1,748	39	1,748	39
Total financial liabilities	2,008,745	1,469,631	1,834,674	1,347,423
PARENT ENTITY				
Financial assets:				
Cash	15	25	15	25
Receivables - trade debtors	1,355	1,001	1,355	1,001
Receivables - associated entities and other advances	292,337	369,934	250,184	316,592
Available for sale investments	16	16	16	16
Total financial assets	293,723	370,976	251,570	317,634
Financial liabilities:				
Trade and sundry creditors	8,836	7,036	8,836	7,036
Accounts payable - associated and other entities	34,161	22,599	34,161	22,599
Convertible notes	3,126	26,430	3,126	24,817
Finance lease liabilities	220	1,245	213	1,231
Total financial liabilities	46,343	57,310	46,336	55,683

Receivables from associated entities and other advances, secured advances and security deposits, are carried in excess of their net fair value. The Directors have decided not to write down these amounts since they expect to recover their full face values.

The following methods and assumptions are used to determine the fair values of financial assets and liabilities:

Cash, cash equivalents and short-term deposits:

The carrying amount approximates fair value because of short-term maturity.

Receivables and accounts payable - current:

The carrying amount approximates fair value because of short-term maturity.

Receivables - non current:

The fair values of non current receivables are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of arrangements.

Borrowings - current:

The carrying amount approximates fair value because of short-term maturity.

Borrowings - non current:

The fair values of non current borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of arrangements.

Convertible notes:

The fair value of the liability portion of the convertible notes is estimated using an equivalent market interest rate for a similar convertible bond.

Interest rate swaps:

The fair values of interest rate swap contracts is determined as the difference in present value of the future interest cash flows.

(34) NON-KEY MANAGEMENT PERSONNEL RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the financial year and were conducted on normal commercial terms and conditions unless otherwise stated:

(a) Immediate Parent Entity

The Company's immediate parent entity is Village Roadshow Corporation Pty. Limited which is incorporated in Australia. The Company's ultimate parent entity is Positive Investments Pty. Limited which is incorporated in Australia.

(b) Subsidiaries:

The Company and Austereo Group Limited ("Austereo") entered into an intercompany agreement in 2001 for the provision of corporate services that maintains the relationship between the Company and Austereo in a manner that is consistent in all material respects with past practices. The results of the parent entity for the period include an amount of $250,000 (2006: $250,000) received by the Company in respect of this agreement.

During the financial year, Austereo recorded sales revenue of $664,000 (2006: $572,000) from the Village Roadshow Ltd. group and a further $1,812,500 (2006 $1,858,000) from the Roadshow Distributors Pty. Ltd. group (included in Sales revenue disclosures for associated entities below).

(c) Associated entities:

Revenues and expenses

The following transactions with associated entities were included in the determination of the operating profit before tax for the year (material amounts have been separately identified):

	CONSOLIDATED 2007 $'000	2006 $'000
Dividend and trust distribution revenue:		
Sea World Property Trust	-	13,667
Roadshow Distributors Pty. Ltd.	5,000	9,000
Other	1	506
	5,001	23,173
Management & service fee revenue		
Roadshow Distributors Pty. Ltd.	7,714	5,751
Radio Newcastle Pty. Ltd.	850	-
Other	385	607
	8,949	6,358
Interest revenue [1]	988	2,133
Commissions & fee revenue	17	11
Sales revenue	1,812	1,858
Borrowing costs paid	1,562	838
Management fees paid	24	10

[1] Refer Note 33 for interest rate risk on loans to associated entities.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Directors' Declaration

In accordance with a resolution of the Directors of Village Roadshow Limited, I state that:

(1) *In the opinion of the Directors -*

(a) the financial statements and notes of the Company and of the Consolidated Entity are in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and *Corporations Regulations 2001*; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the *Corporations Act 2001* for the financial period ended 30 June 2007.

On behalf of the Board

G.W. Burke
Director

Melbourne, 20 September 2007

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent auditor's report to the members of Village Roadshow Limited

We have audited the accompanying financial report of Village Roadshow Limited (the company), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration set out on pages 26 to 89 for the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state that the financial report, comprising the consolidated financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence
In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

ERNST & YOUNG

Auditor's Opinion

In our opinion:

1. the financial report of Village Roadshow Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the financial position of Village Roadshow Limited and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

2. the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Ernst & Young

D R McGregor
Partner
Melbourne
20 September 2007



Village Roadshow Theme Parks
- Year Ended 30 June 2007 Results
- 1st Quarter 2008 Revenues

October 2007

AGENDA

1. Operational Highlights
2. Trading Results for each Business Unit
3. Overall Summary 2007 Year
4. 1st Quarter 2008 Revenues
5. Debt Ratios
6. New Attraction Plans
7. Other VRL Divisions

A PRESENTATION BY PETER FOO, JOHN MENZIES & GRAHAM McHUGH



1. Operational Highlights to 30 June 2007

Peter Foo
Chief Operating Officer
Village Roadshow Limited

1. Successful Introduction of New Attractions

- Batwing Spaceshot @ Warner Bros. Movie World
- Giant Eye @ Sea World
- Tornado @ Wet 'n' Wild

2. Strong Marketing Initiatives

- Multi park passes – 3 Park Superpass, Fun Pass, Summer Pass
- Successful trialling of web offers as prelude to new website in August 2007
- AOS 95%+ occupancy through to year end
- Call to ↑yield, CRM via Contact Centre
- Taking advantage and leveraging off Shrek the Third movie

3. Overall growth in Gold Coast theme park market in 12 months to 30 June by 552,000 pax

- VRTP share of this 12% growth was near 60%



2. Trading Results For Each Business Unit

Graham McHugh
Chief Financial Officer
Village Roadshow Theme Parks

Properties

Sea World



Prime waterfront land with long term crown lease until 2057

Properties

Warner Bros Movie World



Movie themed adventure rides park on 25 – 30 hectares

Properties

Wet n Wild



Australia's premier water park with a wide range of unique and innovative attractions

Properties

Sea World Resort



4 ½ star resort in superb waterfront location, adjacent to Sea World

EBITDA Summary

JUNE GROUP SUMMARY

EBITDA	Actual YTD	Budget YTD	Last Yr YTD	Budget Variance	%	Last Yr Variance	%
Sea World	24,895,397	24,550,685	20,789,714	344,712	1.40	4,105,683	19.75
Warner Bros Movie World	22,860,626	24,027,119	18,373,997	-1,166,493	-4.85	4,486,629	24.42
Wet N Wild	13,858,780	10,328,371	10,790,299	3,530,409	34.18	3,068,481	28.44
Paradise Country	1,175,788	1,300,733	801,717	-124,945	-9.61	374,071	46.66
Australian Outback Spectacular	8,597,129	5,144,173	-2,467,591	3,452,956	67.12	11,064,720	448.40
SW Helicopters	634,337	899,665	737,356	-265,328	-29.49	-103,019	-13.97
Sea World Resort	7,396,143	6,589,993	5,288,970	806,150	12.23	2,107,173	39.84
Movie World Studios	3,588,128	2,050,454	-724,169	1,537,674	74.99	4,312,297	595.48
Corporate Entity Adjustments	-217,504		1,039,707	-217,504		1,257,211	
	82,788,804	**74,891,193**	**54,630,000**	**7,897,631**	**10.55**	**28,158,504**	**51.54**

OPERATING MARGINS	Actual YTD	Budget YTD	Last Yr YTD	Budget Variance	Last Yr Variance
Sea World	**34.5%**	33.5%	31.9%	1.0%	2.5%
Warner Bros Movie World	**29.1%**	29.0%	25.0%	0.0%	4.0%
Wet N Wild	**39.9%**	39.1%	38.8%	0.8%	1.1%
Paradise Country	**23.2%**	22.8%	17.8%	0.4%	5.4%
Australian Outback Spectacular	**35.4%**	26.7%	-55.7%	8.7%	91.0%
SW Helicopters	**34.9%**	41.8%	40.0%	-7.0%	-5.1%
Sea World Resort	**29.4%**	27.5%	25.7%	1.9%	3.7%
Movie World Studios	**62.1%**	47.2%	-47.2%	14.8%	109.2%

Sea World

	Actual	Last Year
Attendance	1,351,800	1,264,525
Revenues	$77.6M	$73.2M
EBITDA	$24.9M	$20.8M
Operating Margin	34.5%	31.9%

- Strong attendance growth boosted by the success of the annual pass promotion and appeal of Giant Eye
- Annual pass revisits have marginally diluted per capita spend
- Overall revenues well up on last year and close to budget; admissions yield a major factor as noted above
- Tight control of costs resulted in strong EBITDA gains and a boost in margins in excess of budget
- 77% of incremental revenue compared to last year converted to EBITDA

Warner Bros. Movie World

	Actual	Last Year
Attendance	1,323,542	1,250,537
Revenues	$79.6M	$74.8M
EBITDA	$22.9M	$18.4M
Operating Margin	29.1%	25.0%

- Strong per capita spend $60.18 average, $0.38 up on last year
- Attendance numbers 6% ahead of last year but short of the budget (note one month delay to budget in opening of Batwing Spaceshot the contributor)
- Tight management of costs leading to improved EBITDA (up 23% on prior year) & operating margins slightly in excess of budget
- 92% of incremental revenue compared to last year converted to EBITDA

Wet 'n' Wild Water World

	Actual	Last Year
Attendance	1,024,730	862,458
Revenues	$34.7M	$27.8M
EBITDA	$13.9M	$10.8M
Operating Margin	39.9%	38.8%

- Outstanding attendance numbers driven by expanded attraction offering & savvy marketing and producing significant revenue growth
- Increased costs of operating the expanded park and marketing have impacted but EBITDA still well up on budget
- Operating margins ahead of budget and last year
- 45% of incremental revenue compared to last year converted to EBITDA

Sea World Resort

SEA WORLD RESORT
GOLD COAST, AUSTRALIA

	Actual	Last Year
Occupancy	73.0%	70.2%
Revenues	$28.9M	$25.6M
EBITDA	$7.4M	$5.3M
Operating Margin	29.4%	25.7%

- Strong growth not only in occupancy to 73.0% from 70.2% but also in room rate – ytd $147.48 versus last year $133.90
- Growth also in F&B and other revenue areas
- Cost increases relative to revenues better than budget resulting in improved EBITDA and margins
- Closer integration with theme parks; more joint marketing; more flexibility on part entry pricing; more packaging options; theme park TVC's tagged with SWR

Australian Outback Spectacular

AUSTRALIAN OUTBACK SPECTACULAR

	Actual	Last Year
Attendance	312,948	66,893
Revenues	$24.3M	$4.4
EBITDA	$8.6M	-$2.5M
Operating Margin	35.4%	-55.7%

- Average occupancy 95+% since opening, including double shows 3 nights per week over peak season and increased entry price (twice)
- Average per capita spend above expectations
- Resultant increased revenues have provided improved EBITDA and margins
- Labour hours per show reduced from 1500 on opening to around 750 now
- On this basis payback on investment will be less than 3 years

Paradise Country

PARADISE COUNTRY
AUSSIE FARM TOUR

	Actual	Last Year
Attendance	209,084	195,199
Revenues	$5.1M	$4.5M
EBITDA	$1.2M	$0.8M
Operating Margin	23.2%	17.8%

- Showing 7.0% growth in attendance numbers on last year
- However, continued soft international numbers to the Gold Coast have impacted the budgeted admission numbers
- Average spend not up to expectation reflecting mix of attendance and international tour guide pressures
- Tight cost control has produced improved EBITDA (up 47% on prior year) and margin in excess of budget
- Bulk of international visits to PC packaged with a visit to WBMW and lunch at either PC or WBMW

Warner Roadshow Studios

	Actual	Last Year
Revenues	$5.7M	$1.5M
EBITDA	$3.6M	-$0.7M
Operating Margin	62.1%	-47.2%

- Major Warner Bros. production during the year – Fools Gold – supplemented by a number of other smaller movies and television productions has provided revenue kick
- Bookings to 30 June were strong and continue into 1st quarter 08
- With costs largely fixed, incremental revenue translates directly to EBITDA and margin in excess of budget
- Revenue & EBITDA result boosted by one-off gain from tank construction & rental of $1.45M

Sea World Aviation



	Actual	Last Year
Attendance	30,515	29,129
Revenues	$1.8M	$1.8M
EBITDA	$0.6M	$0.7M
Operating Margin	34.9%	40.0%

- Suffering from softness in international visitors to Gold Coast and significant local component of Sea World attendances
- Costs contained and in line with budget EBITDA by year end
- Delay in Ride Photo installation has affected per caps (technical hiccup means will not be revenue earning under September quarter or later)



3. Overall Summary to June 30 2007

Peter Foo
Chief Operating Officer
Village Roadshow Limited

VRTP Group Overview

	2004	2005	2006	2007 (A)	2008 (B)
Attendance	3,506,731	3,526,996	3,639,612	4,252,619	4,439,989
Revenue	197,035	207,542	214,759	257,859	289,560
EBITDA	65,898	63,880	54,630	82,788	95,641
Depreciation & Amortisation	16,262	17,432	17,585	23,319	24,180
Interest	7,967	7,354	7,416	20,108	25,077
Profit Before Tax	41,669	39,094	29,629	39,361	46,384
Capex	34,018	13,748	64,002	16,508	30,967

- 2007 actual EBITDA $83M for the full year
- Budget is now $95M for 30 June 2008 and $105M by 30 June 2009

VRTP Group Overview


EBITDA Y/E 30/06/07
Warner Bros Movie World 28%
Sea World 30%
Wet 'N' Wild 17%
Paradise Country 1%
Australian Outback Spectacular 10%
Warner Roadshow Studios 4%
Sea World Aviation 1%
Sea World Nara Resort 9%

• attendances	4.252M
• revenues	$257.8M
• EBITDA	$82.8M
• operating margin	33.5%
• margin (incl holding costs)	32.2%

VRTP 2007 EBITDA Actual OF $83M

- All parks ahead of prior year and overall $7.9M ahead of budgeted EBITDA; $29.2M ahead of last year
- Increased revenue per customer; $1 lift in both Retail and F&B from Easter 2007 onwards largely achieved
- Focused sales and marketing initiatives
- Continued cost efficiencies
- Confirmed bookings for the Studios; Dreamworks movie "The Ruins"; special tank licence fee - $1.45M
- Annual pass renewal program for Sea World
- Big Bang 2 and continued promotion of Batwing Spaceshot for Warner Bros. Movie World
- Australian Outback Spectacular first birthday; continuance of 90+% occupancy
- Continue the rage at Wet 'n' Wild Water World; >1M guests
- Upsell / cross-sell via Call Centre



4. Debt Ratios

Graham McHugh
Chief Financial Officer
Village Roadshow Theme Parks

Debt Ratios

A$m	2007A	2008B	2009F
VRTP Group EBITDA	83	95	105
Total Borrowings	331.3	321.3	306.3
Leverage Ratio			
Debt / EBITDA	4.01	3.36	2.91
Debt Service Cover Ratio			
(EBITDA - Maintenance Capex - Tax) / (Principle + Interest)	3.68	2.19	2.02



5. 1st Quarter 2008 Revenues

Graham McHugh
Chief Financial Officer
Village Roadshow Theme Parks

1st Quarter 2008 Revenues

	REVENUE $000	% CHANGE
Sea World	20,451	<5.3>
Warner Bros. Movie World	24,706	10.6
Wet 'n' Wild	6,156	2.9
Paradise Country	1,375	5.9
Australian Outback Spectacular	7,009	17.7
Sea World Helicopters	489	2.1
Sea World Resort	7,208	<8.9>
Movie World Studios	1,585	87.1
	68,979	3.9%

- Sea World – affected by new attraction completion & resort occupancy
- Wet 'n' Wild – affected by inclement weather, new attraction completion & full year competition from White Water World
- Sea World Resort – affected by room & lobby refurbishment; now complete



6. New Attraction Plans

John Menzies
Chief Executive Officer
Village Roadshow Theme Parks

Opened

- Surfrider & White Water Mountain River Rapids @ WnW $4.5M
- Sesame Beach & new Sea Lion Show & holding areas @ SW $2.7M
- WB Kids & Intencity @ WBMW $2.0M
- Room & Lobby Refurbishment @ SWR $1.5M
- Locker Hire Buyout $2.7M


SESAME STREET
Beach


SURFRIDER



Other 2008

• Warehouse	$2.3M
• Sale of Surplus Kopps Road "Multiplex" Land	($5.0M)

Opening Early 2009

• Hippos @ SW	$4.5M
• Hot Wheels stunt show @ WBMW	$7.0M
• Shoreline Restaurant Refurbishment @ SWR	$0.5M

New Ventures

• Whale Watching (Profit Share with NZ Operator)	$0.3M
• Sea World Marina	$5.0M



7. Other VRL Divisions

Peter Foo
Chief Operating Officer
Village Roadshow Limited

VILLAGE ROADSHOW LIMITED

FILM PRODUCTION

VILLAGE ROADSHOW LIMITED

- *Happy Feet;*
  - Almost US$400m in cinema business
  - Academy Award for Best Animated Feature Film
  - Australia's biggest selling DVD ever (437,000 copies in first 9 weeks of release)
- VRPG to release major films in the coming financial year;

I am Legend	(Will Smith)
Speed Racer	(the Wachowski Bros.)
Nights in Rodanthe	(Richard Gere)
Get Smart	(Steve Carell)

In addition VRL has co-produced Australian production *Rogue*

VILLAGE ROADSHOW LIMITED

FILM DISTRIBUTION

VILLAGE ROADSHOW LIMITED

VRL moved to 100% ownership of Roadshow on 15th August 2007.

1. Restated for 100% ownership of existing business.

Film Distribution Results (A$ millions)

	2007[1]	2007	2006	↕ %
Underlying EBITDA	45.1	15.3	16.7	(8.4)
Depreciation & Amortisation	(1.6)	-	-	
Interest	(1.2)	-	-	
Profit before tax	[illegible]	[illegible]	[illegible]	[illegible]
Tax	(13.1)	-	-	
Profit After Tax (Reported EBITDA)	[illegible]	[illegible]	[illegible]	(8.4)

VILLAGE ROADSHOW LIMITED

CINEMA EXHIBITION

VILLAGE ROADSHOW LIMITED

Cinema Exhibition Results

	2007	2006	↕ %
Reported EBITDA	38.4	28.0	37.1
Depreciation & Amortisation	(20.4)	(20.0)	(2.0)
Interest	(4.4)	(3.7)	18.9
Profit Before Tax (1)	13.6	4.3	216.3

(1) Before Material One-off Items and Discontinuing Operations

VILLAGE ROADSHOW LIMITED

- An exceptional slate of movies in the second half, including;
  - *Happy Feet, A Night at the Museum, 300, Spiderman 3, Ocean's 13, Shrek the Third, Pirates of the Caribbean - At World's End* and *Fantastic 4 - The Rise of the Silver Surfer*
- Greece transitioned from old style cinemas to the new "Village concept"
- Successfully finalised exits from non core territories of Italy and NZ.

VILLAGE ROADSHOW LIMITED

AUSTEREO

VILLAGE ROADSHOW LIMITED

Austereo Results

	2007	2006	↕ %
Reported EBITDA	88.0	77.7	13.3
Depreciation & Amortisation	(7.2)	(6.9)	(4.3)
Interest	(13.9)	(11.8)	(17.8)
Profit Before Tax	66.9	59.0	13.4
Tax	(20.5)	(18.4)	(11.4)
Net Profit After Tax	46.4	40.6	14.3
Dividend to VRL (1)	15.7	18.6	(15.6)

(1) Dividend amount reduced from the prior corresponding half due to decrease in the number of shares owned by VRL

VILLAGE ROADSHOW LIMITED

- Increased profitability from prior years great result (PBT up almost 14% in a highly competitive market)
- Profitability increase delivered from;
  - Continued high ratings across every under 54 audience demographic
  - No.1 stations in major ad markets of Sydney, Melbourne, Perth, Newcastle and Canberra
  - No. 2 in Brisbane
  - No. 3 in Adelaide
  - Extremely high advertiser retention rates
- First in on-line radio category
- EPS increase 17%

VILLAGE ROADSHOW LIMITED

VRL: SUMMARY

VILLAGE ROADSHOW LIMITED

EBITDA by Division

	2007	2006	↕ %
Theme Parks	82.8	17.8	365.2
Film Production	29.8	63.0	(52.7)
Film Distribution	15.3	16.7	(8.4)
Cinema Exhibition	38.4	28.0	37.1
Austereo	88.0	77.6	13.4
Other	(29.6)	(37.2)	20.4
Total Reported EBITDA	224.7	165.9	35.4



Q & A

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

17 October 2007

Company Announcements Office
Australian Securities Exchange

OFF MARKET TAKEOVER BID IN RELATION TO SYDNEY ATTRACTIONS GROUP LIMITED

NOTICE OF VARIATION OF OFFER – EXTENSION OF OFFER PERIOD

Please refer to the attached Notice of Variation of Offer issued pursuant to section 650D of the *Corporations Act* 2001.

Village Roadshow Limited confirms that in relation to its off-market takeover bid for all of the ordinary shares in Sydney Attractions Group Limited, the Offer Period has been extended by three weeks from 27 October 2007 to 5:00pm Melbourne time on 17 November 2007.

On 26 September 2007 Village Roadshow Limited and its associates had a relevant interest in 19.96% of Sydney Attractions Group Limited shares. As at 17 October 2007 Village Roadshow Limited and its associates had a relevant interest in 20.08% of Sydney Attractions Group shares.

Village Roadshow Limited confirms that all other conditions set out in the Bidder's Statement remain unchanged and a Notice pursuant to section 630(2) of the *Corporations Act* 2001 will be given to Australian Securities Exchange and Australian Securities and Investments Commission later today.

Yours faithfully

Phil Leggo
Company Secretary

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

OFF-MARKET TAKEOVER BID IN RELATION TO SYDNEY ATTRACTIONS GROUP LIMITED

NOTICE OF VARIATION OF OFFER - EXTENSION OF OFFER PERIOD

SECTION 650D OF THE CORPORATIONS ACT 2001

TO: **Sydney Attractions Group Limited**

AND TO: **Everyone to whom an offer was sent under the bid**

Village Roadshow Limited ABN 43 010 672 054 (**VRL**), **GIVES NOTICE** under section 650D of the *Corporations Act 2001* (Cth) that:

(a) it varies the offers dated 26 September 2007 under its off-market takeover bid for all of the ordinary shares in Sydney Attractions Group Limited (**Offers**) to which its bidder's statement dated 11 September 2007 (**Bidder's Statement**)* relates by extending the Offer Period by three weeks so that it ends at 5.00pm Melbourne time on 17 November 2007 (unless further extended); and

(b) the terms of the variation are as follows:

(i) replace the date '27 October 2007' wherever appearing in the Bidder's Statement (including without limitation in the front cover, the 'Important Information', the 'Letter from Village Roadshow Limited Chairman', and 'Summary of the Offer and how to accept') with the date '17 November 2007';

(ii) replace 'one month' wherever appearing in clause 1.4 of Part 2 of the Bidder's Statement with 'one month and three weeks';

(iii) replace the date '19 October 2007' where it appears in clause 8.5 of Part 2 of the Bidder's Statement with the date '9 November 2007'; and

(iv) replace the date '27 October 2007' with the date '17 November 2007' wherever it appears in the Acceptance Form.

A copy of this notice was lodged with the Australian Securities and Investments Commission on 17 October 2007. The Australian Securities and Investments Commission takes no responsibility for the contents of this notice.

* Terms used in this notice (unless otherwise defined) have the meanings given in the Bidder's Statement.

DATED: 17 October 2007

SIGNED by no fewer than 2 of the directors of Village Roadshow Limited authorised to sign this notice by a resolution passed at a directors' meeting.

....
John Kirby
Director
Village Roadshow Limited

....
Graham Burke
Director
Village Roadshow Limited

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

17 October 2007

Dear Fellow Sydney Attractions Group Shareholder,

I am keen to write to you following the release by the Board of Sydney Attractions Group Limited (**SAQ**) of its Target's Statement in response to Village Roadshow Limited's (**Village Roadshow**) takeover offer.

SAQ's Target's Statement

Village Roadshow does not have confidence in either the forecasts or the valuation assumptions used by the SAQ Board in its Target's Statement. This letter sets out our reasons for that lack of confidence.

Village Roadshow has been a shareholder of SAQ since January 2006. I expect that many of you share our concerns about the disappointing share price since that time, the reduced dividends being paid by SAQ and the past forecasts issued by SAQ which have not been met.

Village Roadshow believes you should note the following.

1. In our view, the SAQ Board, in its Target's Statement, has chosen to use highly optimistic forecasts, based on aggressive assumptions that are not supported by their track record.
2. We believe shareholders should be sceptical of the SAQ Board's optimism. Over recent years, particularly since January 2006, SAQ has not met a number of its forecasts.
3. Despite this history, the SAQ Board has not engaged an independent expert to advise shareholders on the valuation of SAQ, but instead states that *"the Board believes it is best placed to form judgements as to future visitor levels and other operational assumptions rather than an independent expert"* (page 11, Target's Statement). The SAQ Board goes on to say that *"There is no guarantee that the company will achieve forecast visitor numbers"* (page 29, Target's Statement). SAQ's advisers (KPMG and Grant Samuel) have expressly disclaimed any responsibility for the business assumptions that underlie SAQ's forecasts.
4. Even if you accept SAQ's forecasts and you believe the current SAQ Board and management can deliver, it is our view that the valuation parameters underlying the SAQ Board's valuation of your shares should be closely scrutinised and bear little relationship to market values of a range of comparable companies. Further details are provided in Schedule 1.
5. Village Roadshow's cash offer price of \$6.01 (\$5.96 ex-dividend) represents a price/earnings (**P/E**) multiple of in excess of 20x based on the SAQ Board's current optimistic FY2008 "top end" estimate of \$6.5 million of Net Profit After Tax (**NPAT**), and in excess of 42x FY2007 NPAT after "normalising" for one off items.
6. SAQ's Board has stated that SAQ's share price *"may in the short term fall back to its pre bid levels of \$5.61–6.00"* in the absence of Village Roadshow's offer (page 19, Target's Statement).
7. As set out on pages 14 and 15 of Village Roadshow's Bidder's Statement, historical Earnings Before Interest, Tax, Depreciation and Amortisation (**EBITDA**) multiples paid in acquisitions of tourist attractions and theme park related assets average 9.5x. SAQ's valuation at \$9.37 implies an historical EBITDA multiple of 22.0x, or 18.1x when EBITDA is normalised for one off items.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

SAQ Board's History - Declining Financial Performance, Missed Projections and Reduced Dividends

We have set out below a review of SAQ's recent performance, focusing in particular on its financial results, announcements in relation to Sydney Wildlife World (**SWW**) and dividend policy. This factual review reveals a history of declining financial performance, missed projections and reduced dividends.

SAQ's financial performance:

On 28 August 2007, SAQ reported its results for FY2007. Those results showed a significant decline in earnings and margins compared to prior years.

From FY2002 up to FY2007:

- NPAT has declined from $6.2 million to $1.2 million. Even if normalised for one off items, FY2007 NPAT would only be $3.1 million (page 20, Target's Statement);
- Operating margin (Earnings Before Interest and Tax (**EBIT**)/revenue) has declined from 38% to 11%. Even if normalised, FY2007 operating margin would be 17%;
- Earnings per share (**EPS**) have declined from 28.8 cents per share to 5.6 cents per share (normalised FY2007 EPS 14.2 cents per share (page 20, Target's Statement));
- Net debt at 30 June has increased from $6.2 million to $67.1 million;
- Despite significant capital expenditure, EBITDA has risen only marginally from $11.9 million to $12.3 million ($15.0 million normalised); and
- Interest cover ((EBIT – interest received)/net interest) has declined from 21.0x to 1.4x (2.0x normalised).

SAQ's announcements on construction costs of SWW:

In May 2002 SAQ announced that the total project cost for SWW would be $29 million, plus capitalised interest. On 28 August 2007 SAQ announced that the final cost was $52.8 million. Please refer to Schedule 2 for announcements regarding construction costs of SWW.

SAQ's announcements on performance of SWW:

In May 2002 SAQ announced that SWW would achieve 1.2 million admissions in its first 12 months of operation. In August 2007 SAQ announced that admissions to SWW for the first nine months of operation were 398,000 (515,000 on an annualised basis). Please refer to Schedule 2 for announcements regarding the performance of SWW.

SAQ's announcements on dividends:

In October 2005 SAQ announced that *"we will maintain or marginally increase our dividend as well as servicing our debt"*. In February 2007, a nil interim dividend was declared compared to a 13 cents per share interim dividend in the previous year. In August 2007, a final dividend of five cents per share was declared. Please refer to Schedule 2 for announcements regarding dividends.

Timing of Village Roadshow's Offer

In light of the statements made by SAQ in its Target's Statement, Village Roadshow would like to clarify the reasons for the timing of our offer.

Since Village Roadshow acquired a 14.93% stake in SAQ in January 2006, there has been ongoing speculation by the market that Village Roadshow could make a takeover offer for SAQ. We are of the opinion that this speculation underpinned SAQ's share price prior to Village Roadshow announcing its intention to make an offer on 5 September 2007.

Our decision to make the takeover offer was not as a result of us being opportunistic. Rather, since early this year we have become increasingly doubtful about the capacity of SAQ's current management team to extract an acceptable return from its assets and we have acted to protect our investment.

On 2 February 2007, after the original SWW construction costs almost doubled and the launch of SWW did not meet expectations, the SAQ Board informed the market of the company's results for the first half of FY2007 and announced a downward revision to its forecasts. Perpetual Limited, an institutional investor, sold a material portion of its shareholding in SAQ at an average price of $4.79 per share shortly thereafter.

After the FY2007 half year result was released, a further profit warning was announced on 19 June 2007. After receiving that announcement, Village Roadshow acquired a further 5.03% shareholding in June and July 2007, largely from an institutional shareholder, at an average price of $5.99 per share.

There is no question that SAQ has some very good assets. **The key issues are their income generating capacity, the value this implies and whether the current management team can deliver that value.** At the end of the day, any business must be measured by its financial return and not its assets' perceived level of attractiveness or uniqueness.

We are experienced theme park operators (we own and operate the highly successful Movie World, Wet'n'Wild Water World, Australian Outback Spectacular, Paradise Country and Sea World on the Gold Coast) and believe we can, with a great deal of effort and specialised knowledge, turn around SAQ's financial performance to ultimately generate an acceptable return on the $6.01 price per share that we have offered.

Response to SAQ's Target's Statement

Rather than engage in an ongoing debate with the SAQ Board, and responding in like language to the Target's Statement, we believe the facts set out above and in the Schedules speak for themselves. We urge you to consider the facts when deciding whether to accept Village Roadshow's offer. *In doing so, it is disappointing* that you do not have the benefit of an independent expert's view on valuation to assist you when making your decision.

Extension of Takeover Offer

In light of all the information you have received, we have extended our offer by three weeks. Unless extended further, our offer of $6.01 now expires on 17 November 2007. Please refer to the attached formal notice in Schedule 3. We note that other potential purchasers, namely Amalgamated Holdings Limited, and MFS Living and Leisure Group, have stated that they have no intention of making an offer for SAQ.

I urge you to accept our offer, for all or part of your shares, by completing and returning the acceptance form which accompanied the Bidder's Statement dated 11 September 2007. The offer represents full and fair value and provides an opportunity to realise an attractive cash price for your shares rather than face ongoing operational uncertainty as a shareholder of SAQ.

Yours sincerely

S W Burke.

Graham Burke
Managing Director

Schedule 1

Village Roadshow believes there is significant execution risk in SAQ's forecasts

- SAQ shareholders should closely scrutinise the expectations and assumptions underlying SAQ's forecasts, particularly in light of past downgrades to visitation and earnings forecasts. SAQ has downgraded its earnings estimates twice this calendar year and SAQ's FY2007 NPAT result was at the low end of management's (revised) FY2007 guidance.

- SAQ shareholders have not been provided with an independent view of the feasibility of SAQ's forecasts and their underlying assumptions due to SAQ's decision not to include an Independent Expert's Report.

  Neither KPMG nor Grant Samuel have opined on the Board's forecasts or underlying business assumptions. Although SAQ Board's belief is that *"it is best placed to form judgements as to future visitor levels and other operational assumptions rather than an independent expert"* (page 11, Target's Statement), this would appear inconsistent with management's past track record of downgrades to visitation and earnings forecasts.

Village Roadshow believes the SAQ Board's valuation is significantly above fair value and the valuation assumptions raise a number of questions

- The SAQ Board's valuation range of $8.59 to $9.37 per share would place SAQ on FY2008 multiples of 28.8x to 31.4x NPAT and 11.9x to 12.7x EBITDA.

  The FY2008 P/E multiples implied by the Board's valuation represent unrealistically high premiums to SAQ's volume weighted average share price of $5.47 measured from 5 February 2007 (the business day following SAQ's 1H2007 results and earnings downgrade) to 4 September 2007 (the day prior to Village Roadshow announcing its offer). The implied P/E multiples represent significant premiums to SAQ's average one-year forward P/E multiple of 17.4x (measured over the four year period to 2 February 2007) and the current FY2008 S&P/ASX 200 Industrial P/E multiple of approximately 15x.

- In our view, the Target's Statement does not disclose sufficient information to ascertain whether the Board's discounted cash flow (**DCF**) valuation methodology has been applied correctly.

  When applying DCF methodology to value assets of varying risk profiles (such as the established Sydney Aquarium and the unproven SWW), it is standard practice to either 1) risk weight the assets' cash flows according to their individual risk profiles, or 2) adjust (increase) the discount rate to reflect the inherent risk in the assets. As such, it would be inappropriate to adopt the same discount rate for an established attraction such as Sydney Aquarium and an untested development project such as SWW (as appears to have been done by SAQ) without risk weighting the cash flows of SWW. The Target's Statement, however, provides insufficient information to ascertain whether such risk weighting has been undertaken.

  Based on Village Roadshow's re-construction of SAQ's forecasts using information from the Target's Statement, we believe the impact of adopting a risk-weighted discount rate of (for example) 12.5%, and retaining all other assumptions used by SAQ would produce a share price value of around $6.08. Using a 12% discount rate and a more conservative terminal growth rate of 1.5% would produce a value of around $6.00 per SAQ share.

- In our view, the Target's Statement does not disclose sufficient information to enable SAQ shareholders to fully understand the Board's DCF valuation. Complete details with regard to a number of assumptions are not provided in the Target's Statement, for example:

  - FY2008 marketing costs in relation to SWW
  - Timing of the $4–6 million capital expenditure forecast

- ➢ Complete details of the lower cost Skywalk operating model such as the revised pricing and operating cost structures
- ➢ With the exception of high level guidance on EBITDA growth rates, no earnings forecasts beyond FY2008 have been provided
- ➢ No free cash flow forecasts have been provided

- The Board's DCF valuation contains a number of assumptions which are worthy of drawing to your attention.

  SAQ's prediction of stable domestic visitation (page 4, Target's Statement) contradicts the Tourism Research Committee which forecasts compound average growth in Sydney visitation nights of negative 0.1% per annum from 2006 – 2016 and negative 0.5% per annum from 2006 – 2008.

  SAQ has assumed admissions growth at Sydney Aquarium of 1.5% per annum. Between FY2002 and FY2007 admissions at Sydney Aquarium have declined.

  Costs associated with being a listed company have been excluded.

- The sensitivity analysis accompanying the Board's DCF valuation adopts parameter variances which appear immaterial relative to potential downside scenarios. For example, an EBITDA margin decrease of only 1% is presented. SAQ's operating margin has declined from 38% in FY2002 to 11% in FY2007 (17% on a normalised basis). We also note that single parameter variances only are presented, rather than highlighting the downside effect of two or more variances occurring concurrently.

- The Target's Statement selectively quotes the broker (Wilson HTM) with the highest price target of all brokers covering SAQ. There is other broker commentary (issued prior to Village Roadshow's offer) which is less favourable towards SAQ and with a price target significantly below $6.01.

Village Roadshow believes SAQ's criticisms of the Bidder's Statement are unfounded

- SAQ's criticism of Village Roadshow referring to historical EBITDA and P/E multiples is in contrast to generally accepted valuation practice. The use of historical EBITDA and P/E multiples in the valuation process is a generally accepted practice and is commonly adopted by Independent Experts.

- SAQ's criticism of Village Roadshow not referring to future earnings is inaccurate. Village Roadshow's offer as a multiple of FY2008 NPAT, based on management's guidance, was provided in the Bidder's Statement (page 12). Additional forward multiples were not provided due to a lack of SAQ earnings guidance beyond FY2008 NPAT.

- SAQ's criticism of Village Roadshow referring to trading multiples which, by their nature, do not reflect a control premium, is inaccurate. The Bidder's Statement presents premiums of 40% and 93%, based on adjusted historical earnings (EBITDA and NPAT, respectively), relative to comparable trading multiples (page 14). These figures reflect a significant takeover premium.

- SAQ's criticism of Village Roadshow not adjusting FY2007 earnings for one-off costs associated with SWW (page 17, Target's Statement) is inaccurate. The adjustments described by SAQ and resulting multiples were in fact presented in the Bidder's Statement (page 14).

Schedule 2

SAQ's Announcements on construction costs of SWW:

15-May-02	Projected a total construction cost of $29 million, plus capitalised interest
19-Aug-03	Projected the total construction cost would be $30 million
25-Jun-04	Announced that projected total construction cost had grown to $45 million due to enhancements, increased building costs and inclusions not in original estimates
22-Feb-05	Reaffirmed projected total construction cost of $45 million
16-Aug-05	Announced that the projected total construction cost had increased to $50 million, including capitalised interest. The increase was principally as a result of challenging conditions for below ground foundation work
21-Feb-06	Reaffirmed projected total construction cost of $50 million
15-Aug-06	Reaffirmed projected total construction cost of $50 million
14-Nov-06	Announced that SWW had opened on 21 September 2006 at a cost of $52 million, including capitalised interest
28-Aug-07	Preliminary Final Report disclosed a cost of $52.8 million

SAQ's announcements on performance of SWW:

15- and 16-May-02	Announced that SWW would achieve 1.2 million admissions in its first 12 months and would incrementally add $13.5 million of EBITDA, $6.6 million of NPAT and additional EPS of 31¢. The net present value (**NPV**) of the projected cash flows was expected to be approximately $50 million
25-Jun-04	Announced that due to the new cost estimate of $45m, SWW's NPV had reduced to $42 million, but this allowed for a 20% decrease in admission revenue at Sydney Aquarium
11-Aug-04	Announced that the expected EBITDA from SWW would be similar to that of Sydney Aquarium (FY2007 Sydney Aquarium EBITDA was approximately $14.3 million)
16-Aug-05	Reaffirmed 1.2 million SWW admissions, including 700,000 international visitors
31-Oct-05	Upgraded estimate to 1.3 million SWW admissions, including 845,000 international visitors
14-Nov-06	Reported on the opening of SWW and stated that the *"Speed of ramp up* [was] *fine but very early days"*
2-Feb-07	Stated that the *"Ramp up of visitation has been slower than expected particularly in the international and interstate markets"*. SAQ stated that it expected 400,000-450,000 SWW admissions for the nine months to 30 June 2007 and that in FY2008 it expected 800,000 admissions and record profits
19-Jun-07	Announced profit downgrade for FY2008 with NPAT now expected to be in the range of $5.5 million to $6.5 million and that the *"main focus continues to be the ramp up of visitation at SWW through a revised sales and marketing strategy"*
28-Aug-07	Announced visitation to SWW for FY2007 of only 398,000 and that a slower ramp up than expected had been factored into FY2008 budgets
8-Oct-07	Target's Statement: Forecast visitation to SWW for FY2008 revised to 680,000 with 10% per annum growth in admissions assumed after FY2008, reaching one million admissions in FY2012. The SAQ Board disclaimed any representation or warranty about achieving any forecast or the accuracy of any forecast. SAQ shareholders were cautioned not to place any undue reliance on forward-looking statements by the Board of SAQ. No information provided about actual visitation for the first quarter of FY2008, nor any information regarding the updated NPV of SWW

SAQ's announcements on dividends:

16-May-02	Announced that as a result of the new SWW attraction, EPS would incrementally increase by 31¢
1-Nov-04	The Chairman stated that *"The dividend strategy has been well communicated – we are aware of the need from our shareholders to grow dividends. The Group dividend will be funded by the Sydney Aquarium cash flows, enabling us to predict dividend growth at least in line with inflation. Cash flows from the new businesses will be used to retire debt"*
31-Oct-05	The Chairman stated that *"Cash flow forecasts from the operating business indicate that we will maintain or marginally increase our dividend as well as servicing our debt until opening of SWW. The cash flows from SWW will come on stream immediately from opening, and will allow debt to be retired quite quickly"*
21-Feb-06	SAQ stated that *"The directors believe that the effect of these combined issues* [pre-opening expenses from SWW and AIFRS adjustments] *is likely to result in profits for the full year 2005/6 being lower than the previous year. Whilst the directors remain committed to a high dividend payout ratio, it is possible that the dividend for the full year will be lower than last year"*
15-Aug-06	SAQ stated that *"The group has always been committed to a high dividend payout ratio. However with the very substantial capital expenditure on SWW and the associated high level of debt the board has deemed it prudent to declare a lower final dividend for 2006. As SWW performs to its expected levels, the board will seek to return the dividend to its previous track"*
14-Nov-06	SAQ stated that *"Given in 2004 the Board agreed to fund the growth stage of the strategy with debt, it is clear that the very high payout ratio could not be sustained until the debt had been paid down. The aim had always been ... to use the profits of Sydney Aquarium to pay a maintained or rising dividend and to use the profits of the new businesses to pay down the debt to optimal long term levels ... It is the intention of the board to restore the dividend to the previous levels (but not as a percentage of profit), pay down the debt and then restore the dividend to its previous growth track"*
2-Feb-07	Nil dividend declared. No comment from the SAQ Board. Only statement was that *"We believe that the following year* [FY2008] *should see a combined visitation of 2.0 million for SAQ+SWW (0.8m from SWW) to generate a record profit and dividend year for the Group."*
28-Aug-07	No comment on dividends but declared a 5¢ per share dividend. Dividend reinvestment plan established
8-Oct-07	Target's Statement made no forecasts in relation to future dividend payments

SCHEDULE 3

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

OFF-MARKET TAKEOVER BID IN RELATION TO SYDNEY ATTRACTIONS GROUP LIMITED

NOTICE OF VARIATION OF OFFER - EXTENSION OF OFFER PERIOD

SECTION 650D OF THE CORPORATIONS ACT 2001

TO: **Sydney Attractions Group Limited**

AND TO: **Everyone to whom an offer was sent under the bid**

Village Roadshow Limited ABN 43 010 672 054 **(VRL), GIVES NOTICE** under section 650D of the *Corporations Act 2001* (Cth) that:

(a) it varies the offers dated 26 September 2007 under its off-market takeover bid for all of the ordinary shares in Sydney Attractions Group Limited **(Offers)** to which its bidder's statement dated 11 September 2007 **(Bidder's Statement)*** relates by extending the Offer Period by three weeks so that it ends at 5.00pm Melbourne time on 17 November 2007 (unless further extended); and

(b) the terms of the variation are as follows:

(i) replace the date '27 October 2007' wherever appearing in the Bidder's Statement (including without limitation in the front cover, the 'Important Information', the 'Letter from Village Roadshow Limited Chairman', and 'Summary of the Offer and how to accept') with the date '17 November 2007';

(ii) replace 'one month' wherever appearing in clause 1.4 of Part 2 of the Bidder's Statement with 'one month and three weeks';

(iii) replace the date '19 October 2007' where it appears in clause 8.5 of Part 2 of the Bidder's Statement with the date '9 November 2007'; and

(iv) replace the date '27 October 2007' with the date '17 November 2007' wherever it appears in the Acceptance Form.

A copy of this notice was lodged with the Australian Securities and Investments Commission on 17 October 2007. The Australian Securities and Investments Commission takes no responsibility for the contents of this notice.

* Terms used in this notice (unless otherwise defined) have the meanings given in the Bidder's Statement.

DATED: 17 October 2007

SIGNED by no fewer than 2 of the directors of Village Roadshow Limited authorised to sign this notice by a resolution passed at a directors' meeting.

....	....
John Kirby Director Village Roadshow Limited	Graham Burke Director Village Roadshow Limited

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054

TAKEOVER BID IN RELATION TO SYDNEY ATTRACTIONS GROUP LIMITED

NOTICE PURSUANT TO SECTION 630(2) OF THE CORPORATIONS ACT 2001

Village Roadshow Limited states, pursuant to section 630(2) of the *Corporations Act 2001* (Cth) that:

(a) the period during which the offers under the off-market bid by Village Roadshow Limited to acquire all fully paid ordinary shares in Sydney Attractions Group Limited to which Village Roadshow Limited's Bidder's Statement dated 11 September 2007 relates remain open for acceptance has been extended until 17 November 2007;

(b) the new date for giving the notice referred to in section 630(1) of the *Corporations Act 2001* (Cth) relating to the status of the conditions set out in clause 8.1 of Part 2 of Village Roadshow Limited's Bidder's Statement is 9 November 2007; and

(c) in relation to each such condition, the offers have not been freed from the condition and, so far as Village Roadshow Limited knows, the condition has not been fulfilled on the date this notice is given.

DATED: 17 October 2007

Signed
on behalf of
Village Roadshow Limited

....
Phil Leggo
Company Secretary
Village Roadshow Limited

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

VILLAGE ROADSHOW LIMITED

ABN

43 010 672 054

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Pari passu with existing Ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The shares rank equally in all respects with existing Ordinary shares
5	Issue price or consideration	$2.85 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 2,000,000 Options over Ordinary shares issued to the Managing Director as approved by special resolution of the company's shareholders on 15 May 2001. As disclosed in the terms of the Options issued in May 2001, the exercise price is adjusted for any capital returns made to Ordinary shareholders. Un-exercised options did not receive the 15 cent capital return in January 2007 and accordingly the exercise price was adjusted.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 October 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
141,008,449	Ordinary
109,025,451	A Class Preference

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,000,000	Options over Ordinary shares expiring 30 November 2007 exercisable at various prices
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 October 2007
~~(Director~~/Company secretary)

Print name: P.S. Leggo

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	4 APRIL 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 OCTOBER 2007
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
G W Burke	62,400				Registered holder
	2,000,000		25-Oct-07	$2.85	Options over Ordinary shares exercised at $2.85
		2,062,400			
Total Direct Interest		**2,062,400**			

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		**79,537,500**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000			$2.85	Expiring 30-Nov-07
	(2,000,000)		25-Oct-07	$2.85	Options over Ordinary shares exercised at $2.85
		0			
G W Burke	2,000,000	2,000,000		$3.85	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.85	Expiring 30-Nov-07
TOTAL		4,000,000			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROAD OW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROAD OW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	4 APRIL 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 OCTOBER 2007
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
J R Kirby	192,131				Registered holder
	666,666		25-Oct-07	$2.85	Off-market purchase
		858,797			
Total Direct Interest		**858,797**			

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		**79,537,500**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited.	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,956**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	0			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	4 APRIL 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 OCTOBER 2007
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
R G Kirby	1,000				Registered holder
	666,666		25-Oct-07	$2.85	Off-market purchase
		667,666			
Total Direct Interest		**667,666**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		**79,537,500**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	25 OCTOBER 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 OCTOBER 2007
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
G W Burke	2,062,400				Registered holder
	(1,333,332)		25-Oct-07	$2.85	Off-market sale
		729,068			
Total Direct Interest		**729,068**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		**79,537,500**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.85	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.85	Expiring 30-Nov-07
TOTAL		4,000,000			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the nineteenth Annual General Meeting of Village Roadshow Limited (the "Company" or "VRL") will be held in the Paradise Room, Sea World, Seaworld Drive, Main Beach, Queensland, on Thursday 29 November 2007 at 9.30am

SHAREHOLDERS ARE ADVISED TO READ THIS NOTICE OF MEETING AND ACCOMPANYING EXPLANATORY MEMORANDUM CAREFULLY

A. To consider the Financial Report, Directors' Report and Auditor's Report for the year ended 30 June 2007.

B. To elect Directors:

i) Peter M. Harvie; and
ii) Peter D. Jonson
who retire from office by rotation in accordance with Article 17.1(a) of the Constitution and, each being eligible, offer themselves for re-election;

iii) Robert Le Tet; and
iv) David J. Evans
having been appointed since the last Annual General Meeting retire from office in accordance with Article 15.3(b) of the Constitution and, each being eligible, offer themselves for election.

C. To adopt the Remuneration Report of the Company for the year ended 30 June 2007. *Note – the vote on this resolution is advisory only and does not bind the Directors or the Company.*

D. To consider and if thought fit, approve the following resolution which will be proposed as a special resolution:

"That the Company approves the provision of financial assistance by each member of the Roadshow Group, as outlined in the explanatory memorandum accompanying the notice of this meeting, for the purposes of Section 260B(2) of the *Corporations Act.*"

Dated 26 October 2007

By order of the Board
P. S. Leggo

Group Company Secretary

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Voting Eligibility and Procedures

1. If you are unable to attend the meeting, you may appoint a proxy to attend the meeting on your behalf. See the section below headed "Appointment of Proxies".

2. If you are an ordinary shareholder attending the meeting, **please bring your bar coded Proxy Form/Invitation** to assist in shareholder identification and registration.

3. **Only ordinary shareholders may vote at the meeting.** A Class preference shareholders may attend but not vote. Any votes cast by A Class preference shareholders will be disregarded in determining the result of the resolutions.

4. On a show of hands each ordinary shareholder present in person or by proxy, representative or attorney is entitled to one vote. On a poll every ordinary shareholder present in person or by proxy, representative or attorney has one vote for every ordinary share held.

5. If two or more joint ordinary shareholders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted to the exclusion of the other joint holder or holders.

6. Any ordinary shareholder which is a corporation may appoint an individual as its representative as provided by the *Corporations Act 2001* (**"the Act"**).

7. The 'Remuneration Report' is set out on pages 24 to 33 of the Annual Report. Listed companies are required by the Act to put the Remuneration Report for each financial year to a resolution of members at the Company's Annual General Meeting. Under the Act, the vote is *advisory only* and does not bind the Directors or the Company.

8. In accordance with Regulation 7.11.37 of the *Corporations Regulations*, all ordinary securities of the Company that are quoted securities at 7.00 pm Melbourne time on Tuesday 27 November 2007 are taken, for the purposes of the above meeting, to be held by the persons who held them at that time. Only those persons will be entitled to vote at the Annual General Meeting on Thursday, 29 November 2007.

Appointment of Proxies

1. Each member entitled to attend and vote at the meeting is entitled to appoint a proxy. If the member is entitled to cast 2 or more votes at the meeting, they may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. The person(s) appointed may be an individual or a body corporate. If more than one proxy is appointed and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the member's votes. If more than one proxy is appointed, neither proxy shall have the right to vote on a show of hands but only on a poll.

2. A proxy need not be a member of the Company.

3. In the case of joint holders all should sign the proxy form.

4. In the case of corporations, proxies must be executed in accordance with Section 127 of the Act or be signed by an authorised officer or attorney.

5. A proxy form signed under a power of attorney, to be valid, must be accompanied by the signed power of attorney, or certified copy of such power of attorney.

6. If you mark the abstention box on the proxy form for any item of business, you are directing your proxy not to vote on a show of hands or on a poll and your shares will not be counted in calculating the required majority on a poll. If you do not indicate how your proxy is to vote, they may vote as they see fit.

7. If the proxy is signed by the member but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors. The Chairman intends to vote all undirected proxies in favour of all resolutions.

8. The proxy form for ordinary shareholders is enclosed with this Notice of Meeting. To be valid it must be completed and deposited, together with power of attorney (if any) under which it is signed or a certified copy of such power of attorney, at the Company's share registry,

   Computershare Investor Services Pty Limited
   452 Johnston Street
   Abbotsford Vic 3067

   or returned to the share registry in the reply paid envelope provided so that it is **received not later than 10.30 am Melbourne Time on Tuesday 27 November 2007.** Alternatively, the proxy may be lodged by facsimile with the Company's share registry on +613 9473 2555 **provided it is received by the same time.**

Access Your Annual Report Online

The Annual Report is available to access and download from **www.villageroadshow.com.au.** If you would like to receive a printed copy of the Annual Report free of charge you can contact the Company's share registry on 1300 850 505.

EXPLANATORY MEMORANDUM

Background

On 15 August 2007, Village Roadshow Limited (the "**Company**") announced that it had acquired the 50% shareholding of Birch, Carroll and Coyle Pty Limited ("**BCC**") (which is controlled by Amalgamated Holdings Limited) in Roadshow Distributors Pty Limited ("**Roadshow Acquisition**").

The Roadshow Acquisition was made pursuant to a sale agreement dated 15 August 2007, under which the Company acquired all of the shares held by BCC in Roadshow Distributors Pty Limited. As a result of the Roadshow Acquisition, the Company also indirectly acquired all remaining interests in the following wholly owned subsidiaries of Roadshow Distributors Pty Limited:

(a) Roadshow Television Pty Limited;

(b) Roadshow Pay Movies Pty Limited;

(c) Roadshow Films Pty Ltd;

(d) Reel DVD Pty Limited; and

(e) Roadshow Entertainment (NZ) Limited),

(collectively the "**Roadshow Subsidiaries**" and, together with Roadshow Distributors Pty Limited, the "**Roadshow Group**").

The Company paid approximately $129 million for the shares in Roadshow Distributors Pty Limited and assumed all associated bank debt.

The Roadshow Acquisition was financed out of the Company's internal resources and various debt facilities ("**VRL Facility**").

Roadshow Distributors Pty Limited (the "**Borrower**") proposes to borrow up to $125 million on a limited recourse basis (secured only against the assets of the Roadshow Group), in order to:

(a) refinance existing debt of approximately $50 million; and

(b) repay part of the VRL Facility and/or pay certain amounts to the Company up to a maximum amount of $75 million.

A facility agreement ("**Facility Agreement**") is currently being negotiated with Australia and New Zealand Banking Group Limited ("**ANZ**").

It will be a requirement of the Facility Agreement that each member of the Roadshow Group grant cross guarantees and security (including a fixed and floating charge over all their assets) in favour of ANZ ("**Security**").

Particulars of the proposed financial assistance

The Borrower could be granting "financial assistance" for the acquisition of its own shares for the purposes of Section 260A of the *Corporations Act* ("**Act**") by entering into the Facility Agreement by paying amounts to the Company as contemplated above and by granting the Security.

The Roadshow Subsidiaries could be granting "financial assistance" for the acquisition of shares in their holding company for the purposes of Section 260A of the Act by granting the Security. It should also be noted that by granting the Security, each Roadshow Subsidiary will also secure any other obligations of the Borrower under the Facility Agreement.

The actions set out above are referred to as the "**Proposed Financial Assistance**".

As the Proposed Financial Assistance may constitute "financial assistance" for the purposes of section 260A of the Act, ANZ has indicated that the terms of the Facility Agreement will require the Company to seek formal approval from its shareholders under the available procedures in the Act.

Shareholder approval of financial assistance

The approval of the shareholders of the Company in respect of the Proposed Financial Assistance is sought under Section 260B(2) of the Act because the Company is the listed holding company of each member of the Roadshow Group.

Effect of the Proposed Financial Assistance

The effect of the Proposed Financial Assistance is twofold:

(a) if there is a default in the due and punctual payment of amounts owing under the Facility Agreement or if certain other events of default occur, each member of the Roadshow Group could be required to immediately pay on demand all amounts then owing by the Borrower under the Facility Agreement. To the extent such amounts are not repaid, the Security will become enforceable by ANZ; and

(b) an amount of up to $75 million will be paid to the Company and so will not be directly available to the Roadshow Group.

The advantages of the proposed financial assistance include the following:

(a) the directors of the Company believe that the Facility Agreement is the most appropriate form of financing available, in order to assist in financing the Roadshow Acquisition and in order to finance the on-going operations of each member of the Roadshow Group;

(b) if the proposed resolution is not approved, the Borrower may not be able to make the required payments to the Company and the Roadshow Group may not be able to act as guarantors and security providers under the Facility Agreement which may prejudice the ability to achieve the best possible terms and conditions (including pricing) for these financing arrangements; and

(c) the Company will be able to maintain its ownership of the Roadshow Group. This is an advantage to the Roadshow Group because it gives the Roadshow Group greater access to funding sources, it benefits from synergies and cost savings and it has greater growth potential by being fully owned by the Company.

The directors of the Company do not believe there is any disadvantage to the Company in approving the proposed resolution and believe the Proposed Financial Assistance is for the benefit of each member of the Roadshow Group.

In relation to the Roadshow Group, the main disadvantages of the proposed resolution are that each member of the Roadshow Group will become liable for amounts due under the Facility Agreement and Security, their operations will be restricted by the representations and undertakings contained in the Facility Agreement and Security and the amounts noted above will be leaving the immediate Roadshow Group.

Directors' recommendation

The directors of the Company unanimously recommend that shareholders support the granting of the Proposed Financial Assistance by each member of the Roadshow Group by voting in favour of the resolution set out in the notice of annual general meeting.

Directors' Interests

None of the directors of the Company has any interest (directly or indirectly) in the Proposed Financial Assistance other than in relation to their position as a director or an employee of the Company, the Roadshow Group companies or of a related body corporate of the Company or the Roadshow Group companies, or as a shareholder of the Company.

Other relevant information

The directors consider that there is no other information that is known to the Company that is material to a shareholder's decision on how to vote on the proposed resolution, other than information which it would be unreasonable to require the Company to include in this document as the Company has previously disclosed the information to its shareholders.

Dated 26 October 2007

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Village Roadshow Limited

ABN 43 010 672 054

Mark this box with an 'X' if you have made any changes to your address details (see reverse) [X]

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Village Roadshow Limited and entitled to attend and vote hereby appoint

[ ] the Chairman of the Meeting (mark with an 'X') **OR** [ ] If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Village Roadshow Limited to be held at the Paradise Room, Sea World, Seaworld Drive, Main Beach, Queensland on Thursday 29 November 2007 at 9.30am and at any adjournment of that meeting.

Voting directions to your proxy - please mark [X] to indicate your directions

		For	Against	Abstain*
Item B i	Re-election of a Director - Peter M. Harvie	[ ]	[ ]	[ ]
Item B ii	Re-election of a Director - Peter D. Jonson	[ ]	[ ]	[ ]
Item B iii	Election of a Director - Robert Le Tet	[ ]	[ ]	[ ]
Item B iv	Election of a Director - David J. Evans	[ ]	[ ]	[ ]
Item C	Adopt the Remuneration Report of the Company for the year ended 30 June 2007	[ ]	[ ]	[ ]
Item D	Approve the Provision of Financial Assistance by each member of the Roadshow Group	[ ]	[ ]	[ ]

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy <u>not</u> to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

[ ] Mark with an 'X' if you wish to appoint a second proxy. **AND** [ ] **%** **OR** [ ] State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ____________ Contact Daytime Telephone ____________ Date __/__/__

VRL 1PR

034531_00KCB

VOTING ELIGIBILITY AND PROCEDURES

1. If you are unable to attend the meeting, you may appoint a proxy to attend the meeting on your behalf. See the section below headed "Appointment of Proxies".
2. If you are an ordinary shareholder attending the meeting, **please bring this bar coded Proxy Form/Invitation** to assist in shareholder identification and registration.
3. **Only ordinary shareholders may vote at the meeting.** A Class preference shareholders may attend but not vote. Any votes cast by A Class preference shareholders will be disregarded in determining the result of the resolutions.
4. On a show of hands each ordinary shareholder present in person or by proxy, representative or attorney is entitled to one vote. On a poll every ordinary shareholder present in person or by proxy, representative or attorney has one vote for every ordinary share held.
5. If two or more joint ordinary shareholders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted to the exclusion of the other joint holder or holders.
6. Any ordinary shareholder which is a corporation may appoint an individual as its representative as provided by the *Corporations Act 2001* (**"the Act"**).
7. The 'Remuneration Report' is set out on pages 24 to 33 of the Annual Report. Listed companies are required by the Act to put the Remuneration Report for each financial year to a resolution of members at the Company's Annual General Meeting. Under the Act, the vote is *advisory only* and does not bind the Directors or the Company.
8. In accordance with Regulation 7.11.37 of the *Corporations Regulations*, all ordinary securities of the Company that are quoted securities at 7.00 pm Melbourne time on Tuesday 27 November 2007 are taken, for the purposes of the above meeting, to be held by the persons who held them at that time. Only those persons will be entitled to vote at the Annual General Meeting on Thursday, 29 November 2007.

APPOINTMENT OF PROXIES

1. Each member entitled to attend and vote at the meeting is entitled to appoint a proxy. If the member is entitled to cast 2 or more votes at the meeting, they may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. The person(s) appointed may be an individual or a body corporate. If more than one proxy is appointed and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the member's votes. If more than one proxy is appointed, neither proxy shall have the right to vote on a show of hands but only on a poll.
2. A proxy need not be a member of the Company.
3. In the case of joint holders all should sign this proxy form.
4. In the case of corporations, proxies must be executed in accordance with Section 127 of the Act or be signed by an authorised officer or attorney.
5. This proxy form signed under a power of attorney, to be valid, must be accompanied by the signed power of attorney, or certified copy of such power of attorney.
6. If you mark the abstention box on this proxy form for any item of business, you are directing your proxy not to vote on a show of hands or on a poll and your shares will not be counted in calculating the required majority on a poll. If you do not indicate how your proxy is to vote, they may vote as they see fit.
7. If the proxy is signed by the member but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors. The Chairman intends to vote all undirected proxies in favour of all resolutions.
8. This proxy form for ordinary shareholders is enclosed with the Notice of Annual General Meeting. To be valid it must be completed and deposited, together with power of attorney (if any) under which it is signed or a certified copy of such power of attorney, at the Company's share registry,

Computershare Investor Services Pty Limited
452 Johnston Street
Abbotsford Vic 3067

or returned to the share registry in the reply paid envelope provided so that it is **received not later than 10.30 am Melbourne Time on Tuesday 27 November 2007.** Alternatively, this proxy may be lodged by facsimile with the Company's share registry on +613 9473 2555 **provided it is received by the same time.**

ACCESS YOUR ANNUAL REPORT ONLINE

The Annual Report is available to access and download from **www.villageroadshow.com.au.** If you would like to receive a printed copy of the Annual Report free of charge you can contact the Company's share registry on 1300 850 505.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

2007 NOV 15 A 11:27

31 October 2007

PROPOSAL TO INCREASE OFFER FROM $5.96 TO $6.50 IF VILLAGE ROADSHOW ACHIEVES A 35% RELEVANT INTEREST

Following yesterday's Annual General Meeting ("AGM") of Sydney Attractions Group Limited ("SAQ"), Village Roadshow Limited ("VRL") has decided that, on the condition that VRL and its associates acquire relevant interests in at least 35% (by number) of all the issued shares in SAQ, VRL will:

- further enhance the attractiveness of its offer by increasing it by 54 cents per share, made up as follows:
  - allowing shareholders entitled to the dividend and who accept the offer to retain that dividend (5 cents per share); and
  - increasing the cash sum offered from $6.01 to $6.50 per share (49 cents per share);
- declare its offer and all contracts resulting from the acceptance of its offer unconditional[1]; and
- pay SAQ shareholders who accept the offer within 7 days after acceptance or the date the offers are declared unconditional, whichever occurs later.

The increase in VRL's offer price, should VRL achieve the condition noted above, represents an increase of $0.54 per share, or 9.0% higher than VRL's initial offer price. **The $6.50 per share offer price will be VRL's last and final price under the offer and VRL will not provide further increases in consideration under its offer.**

VRL remains concerned about the achievability of SAQ's near and long term forecasts given SAQ's recent performance. Nothing included in the Target's Statement or heard at yesterday's AGM has reduced that concern. For example, neither the Chairman's address nor the CEO's report gave any guidance on the admissions or revenue for Sydney Wildlife World ("SWW") or Sydney Aquarium for the financial year to date. At the AGM, the CEO confirmed that the construction cost of SWW continues to increase beyond the $52.8 million set out in SAQ's 2007 Annual Report (compared to its original $29 million budget).

VRL continues to believe that $6.01 represents full and fair value for SAQ shares but is prepared to increase its offer in the event it achieves a more substantial stake in SAQ. Village owns 4.3 million shares (20% of SAQ) and is willing to increase its offer to protect this significant investment.

In addition, VRL believes that SAQ needs a redirection of its marketing, attention to margins and a revamp of its food and beverage operation. VRL are experienced theme park operators and can call on the experience of John Menzies, CEO of Village Roadshow Theme Parks, Trevor Long, Director Marine Sciences of Village Roadshow Theme Parks (and President of the Australian Zoological Association of Zoological Parks and Aquaria) and John Harnden, CEO International Theme Parks as well as experts in marketing, food and beverage and operations.

VRL sees the increase in its offer price as enabling VRL to reach a point where the direction of the business can be changed in the interests of all shareholders.

[1] As stated in VRL's Bidder's Statement, VRL reserves the right to declare the offer free from conditions or any one of them at any time, in accordance with the Bidder's Statement and the Corporations Act.

An improved offer of $6.50 per share would represent:

- An FY2007 price/earnings (P/E) multiple of 45.8 times[2].
- An FY2008 P/E multiple of 21.8 times[3].
- An FY2007 Earnings Before Interest, Tax Depreciation and Amortisation (EBITDA) multiple of 14.0 times[2].
- An FY2008 EBITDA multiple of 9.8 times[3].
- A 20% premium to SAQ's volume weighted share price for the period of approximately seven months from 5 February 2007 (being the business day following the release of SAQ's results for the half year ended 31 December 2006, which included a downward revision of earnings guidance for FY2007) and 4 September 2007 (being the day before VRL announced its intention to make its offer).
- A premium to the $6.02 to $6.40 price range in which SAQ's shares have traded since the announcement of our offer, which includes a period of in excess of three weeks following the release of SAQ's Target's Statement.

VRL believes that the offer, with the proposed improvement in consideration would give shareholders the alternatives of either:

1. Selling their SAQ shares at a very high premium; or

2. Selling part of their holding and jointly participating with VRL in the future of SAQ.

VRL will also extend the offer by two weeks, to 1 December 2007, allowing further time for shareholders to consider the offer. Formal notices of extension are currently in the course of preparation and will be sent to shareholders shortly.

VRL urges SAQ shareholders to accept VRL's offer, for all or part of their shares, by completing and returning the acceptance form which accompanied the Bidder's Statement dated 11 September 2007.

Media contacts: Mark Rudder 0411 362 362
Tony Boyd 0408 723 763

[2] Based on normalised FY2007 results contained in SAQ's Target's Statement.
[3] Based on FY2008 forecasts contained in SAQ's Target's Statement.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

31 October 2007

CLARIFICATION OF VILLAGE ROADSHOW'S PROPOSED IMPROVEMENTS TO ITS OFFER FOR SAQ

Village Roadshow Limited ("VRL") refers to the announcement released by Sydney Attractions Group Limited ("SAQ") earlier today. SAQ stated that SAQ shareholders "who accept the Revised Offer risk receiving only $5.96 per Share".

VRL wishes to clarify its position.

Under no circumstances will SAQ shareholders who accept VRL's offer receive $5.96 per share.

VRL advises that, if SAQ Shareholders accept the Revised Offer, and VRL and its associates acquire relevant interests in at least 35% (by number) of all the issued shares in SAQ, shareholders will receive $6.50 per share.

If SAQ Shareholders accept the Revised Offer, and VRL and its associates do not acquire relevant interests in at least 35% (by number) of all the issued shares in SAQ, VRL may allow the offer to lapse or, alternatively, declare its offer unconditional and keep any acceptances received. In any case where VRL declares its offer unconditional, VRL will improve its offer, as outlined in its earlier announcement today, **so that all accepting SAQ shareholders will then receive $6.50 per share**.

VRL reiterates that the $6.50 per share offer price will be VRL's last and final price under the offer and VRL will not provide further increases in consideration under its offer.

Media contacts: Mark Rudder 0411 362 362
Tony Boyd 0408 723 763

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

RECEIVED

2007 NOV 15 A 11:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Web Site: www.villageroadshow.com.au

7 November 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
Corporate Services Officer

Tel: +61 3 9667 6520
Fax: +61 3 9660 1764
Email: Simon_Hulls@vrl.com.au

Encls

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

2 October 2007

UPDATE ON VILLAGE ROADSHOW PICTURES GROUP AND CONCORD MUSIC GROUP MERGER

Village Roadshow Limited (VRL) refers to its announcement of 3 September 2007, and advises that the closing date for the merger of Village Roadshow Pictures Group and Concord Music Group is now anticipated to be January 2008.

The merger remains subject to various commercial consents, closing of the external financing and other usual commercial conditions. In all other respects the merger arrangements are unchanged including the effective date which remains 1 July 2007.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

8 October 2007

Sydney Attractions Group Target's Statement - relies on ambitious forecasts

Glosses over past underperformance and failure to meet projections

Directors valuation implies FY2008 P/E multiple of about 30 times

Encourages SAQ shareholders to bear considerable execution risk

Lacks opinion from independent expert

Commenting on the Target's Statement from Sydney Attractions Group (SAQ) Mr Peter Foo, Chief Operating Officer for Village Roadshow Limited (Village) said: "The Target's Statement uses questionable assumptions to make optimistic forecasts. At the same time, it glosses over the poor performance and failure to deliver on promises of earnings growth under the current Board and management. Given the company's poor past record of launching new attractions, shareholders should be highly sceptical of SAQ's projections. All in all, the Target's Statement relies on ambitious, and untested director's forecasts," said Mr Foo.

Village considers that the lack of an independent expert's report in the Target's Statement means that the Target's Statement is inadequate and insufficient for SAQ shareholders. SAQ directors have not made up for the absence of an independent expert's report by fully setting out their assumptions, data and methodology for scrutiny, nor do they have an independent source for their valuation placed on SAQ shares.

Village believes that the valuation price range of $8.59 to $9.37 placed on SAQ shares does not fully take into account the considerable risks associated with the business and relies upon the untested forecasts of the SAQ Board. These forecasts of admissions, impact of new marketing campaigns, future ticket prices and costs are optimistic, particularly given the failure of SAQ to meet previous forecasts and projections. The valuation price range is very sensitive to these assumptions and implies a forward P/E multiple for FY2008 of 28.8x to 31.4x, a very significant and unrealistic premium to SAQ's listed peers, previous transactions in the sector and the broader Australian market.

Mr Foo said that VRL was not confident the Board of SAQ has a viable strategy to bring about a meaningful positive change in the Company's fortunes. The Target's Statement contains a FY2008 net profit forecast by the SAQ Board at the top end of previous guidance and projects a future ramp up from that base.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Village also notes that neither KPMG nor Grant Samuel opine on the underlying business assumptions in the Target's Statement, including the achievability of its forecasts or the valuation by the SAQ Board.

In addition, the Target's Statement confirmed that SAQ may not be in a position to pay record dividends in FY2008 (as previously promised by SAQ) and that future dividend streams were not assured. In Village's view, future dividends are unlikely to reach previous levels for many years to come.

"As a result of SAQ's working capital deficiency of $6.3 million as at 30 June 2007 and its limited unused borrowing capacity of only $3.9 million, SAQ will likely have little, if anything, available to be distributed to shareholders in 2008," said Mr Foo.

"If SAQ shareholders support their Board, they will be exposed to considerable execution risk. The Target's Statement contains little substance to back up SAQ's expectations for growth while foreshadowing that further and significant capital and marketing expenditure are needed.

"There are no easy solutions, and SAQ's existing shareholders should not be asked to shoulder this burden. Only by Village controlling SAQ do we believe the appropriate resources can be directed at the business.

"SAQ shareholders should also bear in mind that both Amalgamated Holdings Limited (AHD) and MFS Living and Leisure Group Limited (MPY) have ruled themselves out as possible bidders for SAQ," said Mr Foo.

"Village's $6.01 per share cash offer is still the only one on the table, and other bidders are highly unlikely. We therefore urge SAQ shareholders to accept what in the circumstances must be considered a compelling opportunity to exit an illiquid and underperforming investment," said Mr Foo.

Village's offer represents full and fair value and reflects very attractive EBITDA and P/E multiples, even if the Target's Statement is accepted at face value:

- FY2007 and FY2008 EBITDA multiples of 16.1x and 9.2x, respectively; and
- FY2007 and FY2008 P/E multiples of 108.0x and 20.1x

Village's offer closes on 27 October, unless extended, and is subject to Village receiving sufficient acceptances that, together with VRL Group's existing 19.96 percent holding will result in VRL Group being entitled to at least 50 percent of the shares in SAQ.

Media contact: Tony Boyd 0408 723 763

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

THE NEW VILLAGE ROADSHOW

2007

VILLAGE ROADSHOW LIMITED

...AGE ROADSHOW LIMITED
FILE No. 82-4513

Village Roadshow Limited
ABN 43 010 672 054

... A company of entertainment and media businesses

Founded by Roc Kirby, Village Roadshow first commenced business in 1954 in Melbourne, Australia and has been listed on the Australian Securities Exchange since 1988. Still based in Melbourne, the *New Village Roadshow* is a leading international entertainment and media company with core businesses in Theme Parks, Film Production, Film Distribution, Cinema Exhibition and Radio.

All of these businesses are well recognised retail brands and strong cash flow generators; together they create a diversified portfolio of entertainment and media assets.

Theme Parks

Village Roadshow Theme Parks is Australia's largest theme park owner and operator and the leading tourist attraction provider on Queensland's Gold Coast, owning 100 percent of:

- the entertainment event park Warner Bros. Movie World
- Australia's world class marine park, Sea World, and Sea World Resort, the Gold Coast's Number One resort
- Wet 'n' Wild Water World, one of the world's largest and most successful water parks
- the outstandingly successful Australian Outback Spectacular
- as well as Paradise Country and Warner Roadshow Studios.

Film Production

Village Roadshow has been involved in the movie business since the 1960's. Village Roadshow Pictures is the leading independent Hollywood movie producer having won 8 Academy Awards and 3 Golden Globe Awards for films including *Training Day, Mystic River* and *Happy Feet.* Jointly owned with other leading investors in the entertainment industry, Village Roadshow Pictures has produced 56 films in the past 9 years with global box office takings of over US$7.7 billion including blockbuster hits such as:

- *The Matrix* trilogy
- the *Ocean's* trilogy
- *Charlie and the Chocolate Factory*
- and most recently, *Happy Feet.*

The Company has announced growth plans in the music industry.

Film Distribution

Originally started by Village Roadshow in the late 1960's, Roadshow Films has grown into Australasia's largest independent film distributor in the market place – distributing films to all cinemas nationally as well as to major retailers with DVD. The Company has recently moved to 100 percent ownership of this core business that is a major force in film distribution in all mediums in Australia. Roadshow enjoys long standing distribution agreements and relationships with key film suppliers, such as Warner Bros (since 1971), New Line, ABC, BBC, The Weinstein Company and the Company's own Village Roadshow Pictures. The Company also has film distribution operations in the key markets of Singapore and Greece.

Cinema Exhibition

Showing movies has a long tradition with Village Roadshow having started in 1954 with the first of its drive-in cinemas. Today Village Cinemas jointly owns and operates 533 screens across 53 sites in Australia, with a further 167 screens at 18 sites in Singapore, Greece and the Czech Republic – over 38 million customers annually worldwide. The Company is leading the world with the emerging growth category of premium cinemas and the Company is now in the advanced planning stages of expanding its premium luxury cinema concept, Gold Class, into the United States market.

Radio

Village Roadshow started Australia's first FM radio station, 2Day FM, back in 1979. Now, through a majority shareholding in the Australian listed Austereo Group Limited, the Company owns and operates Australia's leading FM radio networks, Today FM and Triple M. With two radio stations in each key mainland capital city and a strong line-up of stars driving continued rating success, over 4 out of 10 Australians in the total 10+ commercial FM radio audience listen to an Austereo branded station each week*

* Source: Nielsen Media Research – survey 4, 2007

Contents

Corporate Review

To our shareholders



JOHN R KIRBY
Chairman



ROBERT G KIRBY
Deputy Chairman



GRAHAM W BURKE
Managing Director

We are very happy to report that your Company, Village Roadshow Limited, has emerged from 2006 much stronger financially and a more focused enterprise with an increased emphasis on corporate governance.

This turn around in the group's fortunes can be seen from our reported net profit after tax of $45.1 million for the year ended 30 June 2007, compared to a $40.7 million loss last year. This was the result of a significant uplift in earnings before interest, tax, depreciation and amortisation ('EBITDA') of $224.8 million, 35 percent up on the prior year level of $165.9 million.

Having undertaken the restructuring of the past several years, the *New Village Roadshow* has healthy cash flows and a strong balance sheet enabling the Company to take advantage of any opportunities that arise to grow our core businesses in the future.

Our forward strategy is focused on our five core businesses: Theme Parks, Film and Music Production, Film Distribution, Cinema Exhibition, and, through our 51.65 percent interest in Austereo, in FM Radio. The common feature of the majority of these businesses is that we now have management control or ownership of them, which we see as an essential underpinning for creating further value for shareholders.

The reshaping of the *New Village Roadshow* has included:

- completing the move to full ownership in July 2006 of all of the Gold Coast theme park businesses: Warner Bros. Movie World including Warner Roadshow Studios, Sea World, Wet 'n' Wild Water World, Australian Outback Spectacular and Paradise Country and subsequently acquiring the balance of the Sea World Resort, whilst at the same time retaining our strong relationship with Warner Bros.;
- moving to 100 percent ownership of our Australasian film distribution business, Roadshow Films, in August 2007;
- finalising the rationalisation of the group's international cinema exhibition operations with the sale of our New Zealand, Fiji and Italian cinema circuits, exiting from our two Austrian cinemas and disposing of our interest in the Palace cinema circuit in Australia;
- announcing a merger with Concord Music diversifying the cash flow in the movie production business Village Roadshow Pictures Group; and
- strengthening our Board with the addition of two new independent directors, David Evans and Robert Le Tet.

From an operations perspective, our core businesses continued to benefit from a concentrated focus on improving sales margins, exercising cost restraint and managing underlying operational cash flows. As a result we can report to shareholders that the Company is well placed to experience continued growth in each of its existing businesses as well as to explore further new opportunities, such as Gold Class cinemas in the USA and potential theme park opportunities, thus delivering further benefits to shareholders.

The year's results: underlying earnings per share doubled

In addition to the net profit after tax and EBITDA results stated above, basic earnings per share were 30.12 cents for the year to 30 June 2007 compared with negative 25.45 cents for the prior year. Importantly, after eliminating discontinued operations and material (non-recurring) items of income and expense, total earnings per share more than doubled to 14.32 cents compared to 6.53 cents last year.

As a result of the business re-engineering mentioned above, supported by resilient cash flows from continuing operations and a strong balance sheet, the *New Village Roadshow* has been able to reward loyal shareholders with a fully franked special dividend of $92.4 million (34 cents per ordinary share and 37 cents per preference share paid in December 2006) and a non-taxable capital return of $39.3 million (15 cents per ordinary and preference share paid in January 2007).

During the year the Company furthered its capital management program with an on-market buy-back of ordinary and preference shares totalling $59.3 million. In aggregate, these capital management initiatives totalled $191 million during the year to 30 June 2007.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513



A.



B.

FINANCIAL SUMMARY $M (unless otherwise stated)	2007	2006	% Change
Reported EBITDA excluding material items and discontinued operations	**224.8**	**165.9**	**35.50**
Attributed profit (loss) after tax	**45.1**	**(40.7)**	**n/a**
Attributed profit after tax, before material items and discontinued operations	37.2	17.6	**111.36**
Net material items and discontinued operations after tax	7.9	(58.3)	n/a
Total parent interest in equity	469.9	488.2	(3.75)
Total earnings per share before material items and discontinued operations (total shares) (cents)	14.32	6.53	119.30
Return on average equity (%)	9.75	5.25	85.71
Net tangible assets per share ($) (includes radio licences and film library)	**1.01**	1.68	**(39.88)**



1308
1580
2125
2063
3245
'03
'04
'05
'06
'07

TOTAL SHAREHOLDER RETURN (BASED ON INVESTING $1,000 ON 1 JULY 2002) ($)



8.64
9.13
9.28
7.91
9.07
'03
'04
'05
'06
'07

EBIT/AVERAGE FUNDS EMPLOYED (%)



12.54
15.14
12.23
6.53
14.32
'03
'04
'05
'06
'07

TOTAL EARNINGS PER SHARE EXCLUDING MATERIAL ITEMS AND DISCONTINUED OPERATIONS (CENTS PER SHARE)



6.96
8.15
7.23
5.25
9.75
'03
'04
'05
'06
'07

RETURN ON AVERAGE TOTAL SHAREHOLDERS' EQUITY

A. Swim with the dolphins at Sea World.

B. Village Cinemas Gold Class is the ultimate luxury cinema experience

EBITDA was **35 percent up** on the prior year

underlying earnings per share **more than doubled** compared to last year

In addition, the Company has announced a 2008 interim fully franked dividend of $25.6 million to be paid in December 2007 (9 cents per ordinary share and 12 cents per preference share).

A summary of the key financial information for the year appears in the table opposite and demonstrates the ongoing turn around in the performance of the Company and the confidence of your Board in the *New Village Roadshow.*

Strategy – delivering the vision

While all of our businesses have distinct industry specific characteristics and strong individual consumer brands, they all enjoy the same VRL 'blood line' – often a low cost entry base which is then driven by imagination, energy, smart strategies and the ability to discover and unleash high potential growth sectors.

Each business has been built over time into market leadership in its own sector. Part of the Company's strategy is to maximise the cross-exploitation opportunities between the brands to extract incremental synergies and increased earnings.

This divisional 'genetic heritage' draws on VRL's entrepreneurial culture backed by more than 50 years of experience in the entertainment sector of which 18 have been as a publicly listed company.

Whereas during the building phase of these divisional businesses VRL may have assisted with parental support and guarantees, each division in the *New Village Roadshow* enjoys strong underlying cash flows in their own right and now have their own external financing arrangements secured against divisional assets and without recourse to other divisions within VRL or, with limited exceptions, to the corporate parent.

Strong trading performances across all divisions

Almost all of our businesses except film production have had a successful year, in particular:

- total theme park attendance and earnings increased following the implementation of several innovative marketing campaigns and tight management of costs – driven by new attractions such as *Superman – The Ride* and *Batwing* at Warner Bros. Movie World, the new dolphin show *Imagine* at Sea World and *H2O Zone* and *Tornado* at Wet 'n' Wild Water World, plus the continuing success of Australian Outback Spectacular. There is no substitute for the thrill of live attractions and rides;
- our outstanding movie *Happy Feet* won an Academy Award, has grossed almost US$400 million at the box office globally and is enjoying strong retail DVD sales;
- our theatrical film distribution division performed very well again with a leading 21 percent Australian market share and Roadshow Entertainment continued to lead the DVD distribution market;
- the revamped cinema exhibition business recorded strong box office performances in Australia and Singapore – assisted by the success of the Gold Class and Vmax concepts – driven by a suite of blockbuster film product such as *Happy Feet, A Night at the Museum, 300, Spiderman 3, Ocean's 13, Shrek the Third, Pirates of the Caribbean – At World's End* and *Fantastic Four – the Rise of the Silver Surfer*; and
- Austereo consolidated its lead in listenership across Australia with just under 40 percent (or over 4.3 million people) of the 10+ commercial FM radio audience* listening to an Austereo branded station each week, holding number one FM stations in Sydney, Melbourne and Perth, number two in Brisbane and number three in Adelaide.

* Nielsen Radio Research, Capital Cities, Survey 4, 19 June 2007

Investments in new and existing businesses

In addition during the year, the Company also continued the business growth momentum of prior years with investments in new and existing businesses such as:

- Gold Class expansion in its Australian cinema circuit as well as forming a joint venture to develop Village Roadshow Gold Class cinemas in USA;
- transitioning the Company's cinemas in Greece from their original old style to the new 'Village World' concept including Vmax, Gold Class and other complementary revenue streams such as cafes and bowling;
- launching in the USA the Village Roadshow Music Group to develop and exploit new opportunities in music publishing and soundtracks for feature films produced by the Company's film production division;
- the strategic decision in August 2007 to close the second portfolio of films in Village Roadshow Pictures Group resulting in the booking of film exploitation losses of $45 million for the Film Production division, with a new slate of films commencing in Portfolio 3;
- in addition to building extra capacity and new attractions at our Gold Coast theme parks, we are exploring new theme park opportunities both in Australia and overseas;
- preparing to exploit Video On Demand and Electronic Sell Through distribution platforms for movies; and
- increasing our involvement with online streaming of Austereo' radio broadcasts, developing online sites and iPod downloads and planning for the launch of digital radio in Australia in January 2009.

Post year end developments

The relentless focus in shaping the *New Village Roadshow* continued after the close of the financial year with announcements to:

- acquire the other 50 percent of the Company's film distribution arm, Roadshow Films, in August 2007, consolidating our interest in a business which has achieved strong and consistent growth, commanding leadership of the theatrical and DVD distribution markets;
- merge the Company's film production division with Concord Music Group to form a new Los Angeles based diversified entertainment group, Village Roadshow Entertainment Group, in which the Company will hold 39.9 percent of the merged film and music businesses.





There is a strong strategic fit between the two businesses, coupling a broad film library with a vast catalogue of master recordings and music publishing rights. It is anticipated that this transaction, which will result in the deconsolidation of the film production division from the accounts of the VRL group, will generate a one-off accounting profit after tax of between $190-$210 million; and

- make a cash takeover offer for Sydney Attractions Group Limited, the Australian Securities Exchange listed owner of Sydney Aquarium and other Sydney based attractions.

Continuing momentum in divisional performance

Theme Parks

The Company is the largest theme park operator in Australia and in 2007 the theme parks enjoyed their most profitable year, delivering an EBITDA of $82.8 million against last year's comparable EBITDA result of $54.6 million. The three main theme parks, Warner Bros. Movie World, Sea World, and Wet 'n' Wild Water World, continued to gain momentum collectively enjoying annual attendances of over 3.7 million. In particular Wet 'n' Wild Water World attracted over one million attendances for the first time, making it one of the world's top water parks.

Australian Outback Spectacular continued to trade above expectations since opening in April 2006 with occupancy running at over 95 percent of capacity and Sea World Resort improved its average room rate and occupancy rate over last year. The Resort and all parks benefited from increased synergies and improved joint marketing campaigns.

Film Production

The Company's Academy Award winning film for Best Animated Feature, *Happy Feet*, has grossed almost US$400 million at the box office and is Australia's biggest selling DVD, with 437,000 copies sold in the first nine weeks of release. However, other than *Ocean's 13*, the division has had a run of very disappointing recent film releases.

Portfolio 1, including the *Matrix* trilogy, has unbooked profits of approximately $25 million on a discounted cash flow basis but Portfolio 2, which was closed out after 10 films, together with adjustments to the co-production arrangements with Warner Bros., crystallised a $45 million loss in the 2007 results. Portfolio 3 shows great promise however with Jodie Foster in *The Brave One*, Will Smith in *I Am Legend*, *Speed Racer* by the Wachowski Brothers (of *Matrix* fame) and Steve Carell in *Get Smart*.

Film Distribution

The Company's film distribution operations delivered a satisfactory result, only slightly down on the prior year's record. Roadshow is the largest independent film distributor in Australia, with long term distribution agreements and relationships with Warner Bros. Pictures, Village Roadshow Pictures, New Line, ABC, BBC and The Weinstein Company.

Roadshow Entertainment is Australia's leading DVD distributor, performing exceptionally well during the year due to a continuing focus on cost reduction and improved margins and Roadshow Television was similarly impressive.

Cinema Exhibition

A strong line up of blockbuster film product in the second half together with further site rationalisation and close cost controls delivered a 37 percent increase in EBITDA from the cinema exhibition division, up from $28 million last year to $38.4 million in the current financial year. The more focused Australian cinema circuit reported a strong 19 percent improvement in EBITDA.

During the year the successful exits of our non-core international cinema territories in Italy, New Zealand, Fiji and Austria were finalised, and a cinema refurbishment program in Greece is underway.

With a continued emphasis on our core competencies, the Company and its partners have progressed to sign 12 sites in selected key USA markets to construct Village Roadshow Gold Class cinemas. The Company considers its experience and first mover advantage in the carefully selected lifestyle centres will be successful, with the first site scheduled to open in mid 2008.

the Company is the **largest theme park operator in Australia** and in 2007 the theme parks enjoyed their most profitable year



A. Village Roadshow Pictures' *Happy Feet* won the Academy Award for best animated feature and achieved the status of the biggest selling Australian DVD on record

B. Custom luxury reclining seats with valet service at Village Cinemas Gold Class

C. Austereo's Kyle and Jackie O on Today FM Network

the *New Village Roadshow* is well positioned for the future

FM Radio

Austereo's increase in profitability was delivered from continued high ratings across every under 54 age group audience demographic, holding number one FM stations in Sydney, Melbourne and Perth, number two in Brisbane and number three in Adelaide.

Importantly sales growth of 6.6 percent was achieved against capital city radio advertising market growth of 3.4 percent. Combined with tightly managed cost control, Austereo delivered a healthy 13.3 percent increase in EBITDA for the year, up from $77.7 million last year to $88 million. A corresponding increase in profitability for the year together with a 10 percent on-market buyback of its shares resulted in a 17.2 percent increase in earnings per share for the Australian Securities Exchange listed Austereo Group Limited.

The Company partially sold down its investment in Austereo during the year to its current position of 51.65 percent.

Governance developments during the year

The Company has continued to introduce new corporate governance initiatives in the current year.

A further goal we set ourselves was to have a majority of independent non-executive directors on the Board of VRL. To this end we appointed David Evans and Robert Le Tet in January and April 2007 respectively – David brings considerable business and media experience and Robert brings to VRL significant experience in broadcasting, films and entertainment. With the promotion of Peter Foo, resigning as our capable Finance Director, to be appointed to the new role of Group Chief Operating Officer, this objective of a majority of independent directors on the VRL Board has been realised.

This Board renewal has also enabled an equitable reallocation of committee responsibilities amongst directors which took effect from July this year, further strengthening our internal governance arrangements.

More robust corporate structure

Over the past several years significant progress has been made in simplifying the Company's complex structure to better disclose our operating results in a more transparent way.

In addition to exiting underperforming investments, particularly our international cinema exhibition joint ventures, we have moved to increase our ownership position where the business fundamentals suggest this is justified, such as with theme parks and film distribution. The corollary of this action is that we have reduced the number of complex partnerships and cemented management control or ownership of most of our operations.

Scaling back our international cinema joint ventures has also removed from our books the onerous and substantial lease obligations for these cinema sites. Furthermore, we have also systematically dealt with most major outstanding contingent liability issues.

The Company's divisions now have strong underlying cash flows and stand alone external financing arrangements in place which reduce interdependencies. The effect of these strategic measures is that the *New Village Roadshow* has a more robust corporate structure and solid business growth platform.

Outlook

The restructuring over the last several years and the comprehensive way we have addressed the problems of the past means your Company, the *New Village Roadshow*, is well positioned for the future. Our existing group of businesses have strong positions in traditional entertainment markets as well as emerging digital channels. They are performing well with good prospects for further wealth creation for our shareholders, as do the business initiatives outlined above.

We thank the loyal and committed team of the *New Village Roadshow* for their outstanding efforts and we thank you, our shareholders, for your support throughout the year.

JOHN R KIRBY
Chairman

ROBERT G KIRBY
Deputy Chairman

GRAHAM W BURKE
Managing Director

THEME PARKS

our theme parks this year collectively enjoyed attendances **in excess of 4.2 million guests**

Village Roadshow is Australia's largest theme park owner operator. This division has the best and most recognisable brands on Queensland's Gold Coast:

- Warner Bros. Movie World, one of Australia's leading tourist attractions based on Warner Bros. successful movies and movie characters;
- Australia's premier marine park, **Sea World**;
- one of the world's largest and most successful water parks, **Wet 'n' Wild Water World**;
- the outstandingly successful **Australian Outback Spectacular**;
- the Aussie farm tour experience, **Paradise Country**;
- the 405 room 4½ star hotel, **Sea World Resort** adjacent to the Sea World theme park; and
- **Warner Roadshow Studios**, located next to the Warner Bros. Movie World theme park.

Village Roadshow moved to full ownership of the theme park businesses in July 2006 and full ownership of Sea World Resort in September 2006.

Total theme park attendances increased following the implementation of several innovative marketing campaigns. Our theme parks this year collectively enjoyed attendances in excess of 4.2 million guests – an extraordinary performance given Australia's population size – with Wet 'n' Wild Water World contributing over one million of these admissions, a first for a water park in this country.

The current year was also our most profitable since the inception of our theme park division with an EBITDA performance of $82.8 million against last year's of $17.8 million or, allowing for ownership changes, a comparable EBITDA result of $54.6 million – a better than 50 percent increase. This result has been driven by increased attendances, better margins through micro-management of cost controls, outstanding marketing campaigns, expanded synergies and cross promotional opportunities.

Warner Bros. Movie World increased its annual attendances by 5.8 percent to over 1.3 million compared to the prior year following the introduction of *Superman – The Ride*, and the *Batwing* attraction. Recently opened attractions include *Funzone* and *WB Kids*, a revamped kids area and rides, with a new car stunt show next year.

Attendances at Sea World increased by 6.9 percent to over 1.3 million compared to last year. The new dolphin show *Imagine* and the *Sea World Eye* opened during the year and live shows, *Sesame Street Beach* and seal show *Fish Detectives*, have opened since year end, with a new major attraction planned for 2008.

Wet 'n' Wild Water World has been one of Village Roadshow's most successful theme parks with consistent growth in attendances. The past year has been no exception, with an 18.8 percent increase over the prior year to over one million attendances. This achievement was even more remarkable as a new competitive water park opened on the Gold Coast in December 2006. Last year's 33 percent increase in capacity, the attractions opened this year, *H2O Zone* and the amazing *Tornado*, plus Australia's first 'wet rollercoaster', the new *Surf-rider* attraction which has just opened this September – have cemented Wet 'n' Wild Water World as one of the world's most successful water parks.

Australian Outback Spectacular has continued its hugely successful results since opening in April 2006. The one thousand seat stadium continues to trade strongly, averaging occupancy of 95 percent capacity since Day One.

A.



B.



VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

the current year was also our most profitable since the inception of our theme park division with a better than **50 percent increase** in EBITDA

Paradise Country is primarily targeted at international tourists although local and domestic visitor groups are also now being introduced to the authentic Aussie farm experience. Attendances increased 7 percent over the previous year. The attraction remains an important avenue to attract foreign tour group package business to our other parks and the growth in domestic visitation will continue the success of this product.

Connected by monorail to the Sea World theme park, Sea World Resort significantly improved its average room rates, up 10.6 percent from the prior year and increased its occupancy rates by 2.8 percent compared to last year. The resort is undergoing major refurbishment with all rooms and the lobby recently upgraded and refurbishment of the main restaurant and the pool area planned for 2008, thus ensuring the resort remains one of the premier and most popular hotels on the Gold Coast.

Warner Roadshow Studios hosted a number of feature films with major international productions such as *Fools Gold* and *Nims Island* coupled with a number of smaller movies and television shows during the year. The Studios also constructed Australia's largest purpose built outdoor filming tank with a surface area of 1200 m² which has already been used in two productions, further enhancing the reputation of the Studios as one of the mainstays of the Australian film industry.

In addition to the Gold Coast theme parks, Village Roadshow is also actively exploring new theme park opportunities both in Australia and overseas. Furthermore, in September 2007 Village Roadshow announced a cash takeover offer for Sydney Attractions Group Limited, the Australian Securities Exchange listed owner of Sydney Aquarium and other Sydney based attractions.

A. Australian Outback Spectacular has been performing near capacity shows since April 2006

B. There is no substitute for the thrill of live attractions, especially Sea World's Dolphin Show

C. Located adjacent to Warner Bros. Movie World, Wet 'n' Wild Water World is one of the world's largest and most successful water parks



C.



Warner Bros Movie World 28%
Sea World 30%
Wet 'n' Wild Water World 17%
Australian Outback Spectacular 10%
Sea World Resort 9%
Other 6%

VILLAGE ROADSHOW THEME PARK EBITDA SPLIT – 2007



1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

ANNUAL ATTENDANCE GROWTH AT WET 'N' WILD WATER WORLD OVER PAST 10 YEARS

Wet 'n' Wild Water World has been one of Village Roadshow's most successful theme parks with consistent growth in attendances... with an 18.8 percent increase over the prior year to **over one million attendances**

FILM PRODUCTION

Happy Feet won the Oscar for best animated feature of 2006

Village Roadshow's movie production division, Village Roadshow Pictures Group ("VRPG") is the leading independent movie producer in Hollywood. VRPG has released six films in the past financial year – the animated film *Happy Feet*, *Unaccompanied Minors*, *Music and Lyrics*, *The Reaping*, *Lucky You* and *Ocean's 13*. These films delivered worldwide box office receipts of approximately US$963 million with *Happy Feet* as the stand out performer generating worldwide box office of US$384 million. In addition, *Happy Feet* won the Oscar for best animated feature of 2006.

Since inception nine years ago, VRPG has taken a portfolio approach to film making utilising a US$1.4 billion financing facility. With offices in Los Angeles and Melbourne, thus far VRPG has produced 56 movies which have won eight Academy Awards and three Golden Globe Awards for films including *Training Day*, *Mystic River* and *Happy Feet*. Together these movies have already generated a global box office of over US$7.7 billion.

VRPG's releases for the 2008 financial year include:

- *License to Wed* in which Robin Williams plays an eccentric Reverend who makes an engaged couple endure his quirky marriage preparation course before he'll agree to marry them. The film was released in the United States in July and will be released in international markets during November.
- A lonely female chef played by Catherine Zeta Jones in *No Reservations* has her life change when she becomes her niece's guardian, while a new sous chef played by Aaron Eckhart joins her kitchen, offering romantic possibilities. The film was released in August in the United States and during September in international markets.
- Nicole Kidman plays a psychiatrist in *Invasion* who realises that aliens are taking over the world and that she must save herself and her son. This thriller also stars Daniel Craig. The film was released in August in the United States and will be released during November in international markets.
- In *The Brave One*, Jodi Foster plays a female radio host who turns into a ruthless vigilante after she's beaten and her fiancé murdered in a random act of violence. The film was released in September in the United States and will be released during November in international markets.
- Will Smith is a survivor of a terrible plague who lives alone in a devastated New York in *I Am Legend*. He joins forces with two other survivors to battle blood thirsty humanoids whose only instinct is to kill. The US release date is set for December 2007 and it will be released in international markets during January 2008.
- *Speed Racer* is based on the cult cartoon series and is being directed by the Wachowskis in their first film since the completion of *The Matrix* trilogy. A young racecar driver faces off against corporate greed and his family's history as he struggles to remove corruption from the dangerous world of car racing. The US release date is scheduled for May 2008.
- *Nights in Rodanthe* stars Richard Gere and Diane Lane in this romantic drama based on the best selling book by Nicholas Sparks in which they fall in love by chance in a beach side town while both going through a divorce. The film is scheduled to be released in the US in June 2008.

A.

SPEED
RACER

B.

GET SMART

Village Roadshow Pictures' ... 56 movies have ... generated a **global box office of over US$7.7 billion** ... utilising a US$1.4 billion financing facility

- *Get Smart* is an action comedy based on the classic TV series starring Steve Carrell as Maxwell Smart, an unconventional secret agent who teams up with Agent 99, played by Anne Hathaway. Together, they must prevent a criminal organisation from unleashing nuclear devastation on the world. The film is set for release in the US in June 2008.

VRPG's Portfolio 1, which includes *The Matrix* trilogy, will continue to recognise profits over its expected life with unbooked film exploitation profits estimated at $25 million on a discounted cash flow basis. Portfolio 2 was closed off in August 2007 – this decision, taken in agreement with our studio partner, Warner Bros., resulted in film exploitation losses of approximately $45 million which have been included in the 2007 results. A new strong slate of films however will enable VRPG to pursue growth opportunities with Portfolio 3.

Recognising that movies sell music and music sells movies, the Company has positioned VRPG for a new phase of growth by taking the strategic decision to develop new business opportunities in music publishing and in feature film soundtracks for VRPG movies. In addition, the Company has announced that VRPG has signed an agreement to diversify its earnings stream by a merger with a leading company in the music sector, Concord Music Group, in which the Company will hold 39.9 percent of the merged film and music business.

Village Roadshow Pictures' ... movies ... have won **eight Academy Awards** and three Golden Globe Awards


C.

A. *Speed Racer* is based on the cult cartoon series

B. *Get Smart*, starring Steve Carrell in the title role with Anne Hathaway as Agent 99

C. Will Smith stars in *I Am Legend*

FILM DISTRIBUTION

Roadshow continues to be a **leader in the distribution of theatrical films to cinemas, DVD, pay and free television** in Australia and New Zealand with a 21 percent share of the theatrical film market and a 15 percent share of the growing DVD distribution market

Village Roadshow's film and DVD distribution division, Roadshow Films, is Australasia's largest independent film distributor in the marketplace. Through its long standing supplier relationships with partners such as Warner Bros., New Line, ABC, BBC, The Weinstein Company (TWC) and our own Village Roadshow Pictures, Roadshow continues to be a leader in the distribution of theatrical films to cinemas, DVD, pay and free television in Australia and New Zealand with a 21 percent share of the theatrical film market and a 15 percent share of the growing DVD distribution market.

With total revenues of over $300 million, Roadshow again produced a robust performance for the year with Village Roadshow's 50 percent share of after tax profit being $15.3 million. In addition to exploiting opportunities in all of its existing mediums, the division is also well placed to take advantage of opportunities in emerging technologies such as Video On Demand and Electronic Sell Through.

Within the theatrical distribution sector of Roadshow, Warner Bros. continues to be the key supplier with 2007 seeing the release of fourteen titles including the epic *300* which achieved a record Easter weekend box office, *The Departed* from Martin Scorsee and *Blood Diamond*, the latter two being nominated for five Academy Awards. Village Roadshow Pictures provided Roadshow with its number one release in 2007, *Happy Feet*, which won the Academy Award for the 'Best Animated Feature Film' and Golden Globe for Best Original Song – Motion Picture. *Happy Feet* was also the number one Australian film released during the year. Other key releases from the Village Roadshow Pictures slate included *Ocean's 13* and *Music and Lyrics*. During its first year with Roadshow, the TWC slate included *Teenage Mutant Ninja Turtles*, the first movie in fourteen years from the original franchise.

The 2007 year also showcased our continued support of local talent with three Australian films releasing in the period including *Jindabyne* (in which Roadshow Films also has an equity position), *Boytown*, Mick Molloy's follow up to *CrackerJack*, and the independent Australian feature film *2:37* which opened the Melbourne International Film Festival. The 2008 year sees the release of Australian thriller *Rogue*.

The 2008 year has already seen the successful release of *Harry Potter and the Order of the Phoenix* achieving the largest opening to date of any Harry Potter film. Other key Warner Bros. releases scheduled for 2008 include the holiday comedy *Fred Claus* (Vince Vaughn), *Bucket List* (Jack Nicholson, Morgan Freeman) and *10,000BC*.

New Line provides a stellar line up in 2008 including the recently released *Hairspray* which to date has had an outstanding opening. Other New Line titles to be distributed by Roadshow include *The Golden Compass* (Nicole Kidman, Daniel Craig) and *Rush Hour 3*. The end of the 2008 financial year sees the release of the much anticipated *Sex and the City* which follows on from the hit series starring Sarah Jessica Parker, Kim Cattrall, Kristin Davis and Cynthia Nixon.

Key titles within the forthcoming Village Roadshow Pictures line up to be distributed by Roadshow include *Speed Racer*, *I am Legend* and *Get Smart*.

The Roadshow Entertainment sector continues to be the leading independent distributor of DVD product to both retail and rental chains. The division has again performed strongly in the buoyant Australian DVD market with the continuing focus on cost reductions and improved margins.

A.


Harry Potter

B.



VILLAGE ROADSHOW LIMITED
FILE No. 82-4513



Units millions
2
1.5
1
0.5
0
2004
2005
2006
2007

ROADSHOW'S AUSTRALIAN UNIT SALES OF TELEVISION PROGRAMMING ON DVD (ALL FORMATS) OVER 4 YEARS

with exciting revenue initiatives in planning and underway; the future, the profit and the cash generating prospects for this successful, stable business remain strong

Roadshow is Australia's largest distributor of television programming on DVD which continued to increase in popularity with the Channel 10 series *Thank God You're Here*, continued success with *Little Britain* and *Planet Earth* from BBC and the AFI award winning *Love My Way*.

A key milestone in the year included the release of Village Roadshow Picture's *Happy Feet* on DVD which was supported by an outstanding marketing and publicity campaign helping the movie to achieve the status of the biggest selling Australian DVD of all time. Other significant releases in the year included *Memoirs of a Geisha* and *Brokeback Mountain*.

Roadshow's television distribution sector is the leading independent distributor of product to both pay television and free to air networks in Australia and New Zealand. It produced similarly outstanding results with its full year sales results well above expectations predominantly through the company's investment in The Movie Network and strong revenue gains in Pay-Per-View.

In addition to the film distribution activities of Roadshow in Australia and New Zealand, Village Roadshow also distributes movies in the Greek and Singapore markets.

In August 2007, Village Roadshow moved strategically to 100 percent ownership of this core film distribution division as detailed elsewhere in this report. With exciting revenue initiatives in planning and underway; the future, the profit and the cash generating prospects for this successful, stable business remain strong.

Roadshow ... has again performed strongly in the buoyant Australian DVD market



Units millions
15
12
9
6
3
0
2002
2003
2004
2005
2006
2007
VHS
DVD

ROADSHOW'S AUSTRALIAN VIDEO/ DVD UNIT SALES FROM CATALOGUE PRODUCT OVER 6 YEARS



C.
planet earth

A. Roadshow distributed Warner Bros.' favourite wizard movie, *Harry Potter and the Order of the Phoenix*

B. *Golden Compass* from New Line stars Nicole Kidman and Daniel Craig

C. Roadshow's distribution of BBC television product included the David Attenborough narrated series *Planet Earth*

CINEMA EXHIBITION

Village Cinema's profit before tax... **more than tripled** last year's result to $13.6 million with ... total reported EBITDA... **37 percent up** on last year

Village Roadshow's cinema exhibition division, Village Cinemas, has completed the major rationalisation of its international cinema operations over the past several years. Village Cinemas now owns 533 screens at 53 cinema locations in Australia as well as a further 18 cinema sites with 167 screens internationally in Greece, the Czech Republic and Singapore. Village Cinemas entertain over 38 million customers annually around the world.

Strong box office performances were recorded in Australia and Singapore during the year, assisted by the ongoing success of our Vmax screens and Village Cinema's premium luxury cinema experience, Gold Class. With site rationalisation, close control of costs and marketing initiatives, the division's total reported EBITDA was 37 percent up on last year's $28 million to $38.4 million in the current financial year, with the significant Australian cinema circuit reporting a strong 19 percent improvement in EBITDA. The Company's share of Village Cinemas' profit before tax, before material one-off items and discontinued operations, more than tripled last year's result to $13.6 million, up from last year's $4.3 million.

This result was driven by a suite of blockbuster films during the latter part of the financial year with such movies as *Happy Feet, A Night at the Museum, 300, Spiderman 3, Ocean's 13, Shrek the Third, Pirates of the Caribbean - At World's End* and *Fantastic Four - the Rise of the Silver Surfer.*

This run of good product has continued into the new financial year with further strong results being generated through *Transformers, Harry Potter and the Order of the Phoenix, The Simpsons Movie, The Bourne Ultimatum, Knocked Up, Die Hard 4, Ratatouille, Hairspray* and *Rush Hour 3* through to September. Other forthcoming highlights include *The Brave One, Elizabeth - The Golden Age* and *Beowulf* through the October and November period.

Strong brand alliance and repeat visitation to Village Cinemas in Australia is promoted through the Village Movie Club which continues to deliver innovative ways to engage cinema-goers, with immediate communication channels and interactivity. Village Movie Club has over 500,000 members (over 850,000 members nationally with its partners) receiving weekly emails and accessing member promotions.

Online cinema ticketing continues to grow with over 8 percent of tickets purchased online and nearly 20 percent purchased online for some cinema locations such as Gold Class. Further, the websites draw over 1.5 million unique visitors each month, with this number continuing to grow via Village Movie Club and the launch of new concepts with online ticketing - such as *Village Quiktix*, the Print at Home ticketing solution launched in September this year. Village Cinemas is leading the way with this concept in Australia with ticketing allowing patrons to by-pass queues, providing them with a much easier and quicker way to go to the movies.

In Australia the Company disposed of all of its interest in the Palace cinema joint venture, except for Carlton Nova and internationally concluded successful exits from our non-core cinema territories in Italy, New Zealand, Fiji and Austria.

In Greece, together with strategic site rationalisation, a cinema refurbishment program has transitioned this cinema territory from its original old style cinemas to the new 'Village World' concept including Vmax, Gold Class and other complimentary revenue streams such as cafes and bowling.


A.
B.

Village Cinemas has... 533 screens at 53 cinema locations in Australia as well as a further 18 cinema sites with 167 screens internationally in Greece, the Czech Republic and Singapore

Village Cinemas entertain **over 38 million customers** annually around the world

In Singapore, our new 15 screen cinema complex at Vivocity opened in October last year and included Vmax and Gold Class offerings. The local Movie Club was also launched and has proven to be particularly popular. In difficult trading conditions our two Czech Republic sites performed above expectations. Strong local films also assisted performance in these markets.

Village Cinemas is also leading the world in pursuing, with its entertainment partner Crescent Investments, the emerging growth category of premium, intimate cinemas in the United States market. Village Cinemas is in the advanced planning stages of expanding its Village Roadshow Gold Class concept to selected key US markets. Gold Class cinemas in the US will be an extension of the Gold Class cinemas developed in Australia and other international markets – they will be superbly designed to provide a luxuriously intimate setting unlike any other cinema experience in the United States. Targeting the mass affluent US consumer, each Gold Class cinema will feature approximately 40 custom luxury reclining seats and state-of-the-art cinema technology, including super-wide screens and digital audio delivering a stunning cinematic experience. Additionally, Gold Class cinemas will boast valet service, VIP concierge, a full-service bar and lounge and gourmet food with personal waiter service during each screening. The Company considers that its experience and first mover advantage in the carefully selected lifestyle centres will be successful, with the first site scheduled to open in mid 2008.

Village Cinemas is also leading the world in pursuing... the emerging growth category of premium, intimate cinemas... expanding its **Village Roadshow Gold Class** concept to selected key US markets


C.
max

A. Village Roadshow is bringing the luxury of Gold Class cinemas to the United States

B. Cinema goers enjoyed blockbuster films at Village Cinemas during the year

C. Village Cinemas' Vmax has Australia's largest conventional indoor cinema screen

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

RADIO

> Austereo has ... an unmatched line-up of Australia's most engaging and entertaining personalities, because when the stars are talking, audiences are listening

Village Roadshow's radio assets are held through **Austereo Group Limited**, the separately Australian Securities Exchange listed company of which Village Roadshow owns 51.65 percent.

Hamish & Andy, Kyle & Jackie O, Tony Martin, Wil Anderson, Marty Sheargold and Fifi Box – all of these stars and scores more, are the icons of contemporary Australian popular culture and all are the voices of Austereo's two outstanding radio networks – **the Today Network** and **the Triple M Network**. On-air and online, Austereo's Today and Triple M Networks have an unmatched line-up of Australia's most engaging and entertaining personalities, because when the stars are talking, audiences are listening.

Austereo's stars and shows are unique in commercial radio and in the wider media environment. They entertain and inform an audience that included 45 percent of all people in the 25-54 demographic*. That vast audience across our ten capital city FM stations is now increasing as Austereo further expands its reach across its online sites, iPod downloads and through internet streaming. Radio is a logical partner for the emerging digital media platforms. The new generation of media options and experiences is expanding the relevance of radio – and Austereo, as Australian market leader, is a prime beneficiary of the new horizon of opportunity and growth.

With an enhanced online structure now in place, Austereo is positioned to capitalise on the remarkable growth of the new platforms. Concurrent with the online developments, iPod downloads have also broadened the reach and relevance of Austereo's programs. Each month, Austereo delivers over 650,000 downloads. Austereo also plans to complete its preparations for the introduction of digital radio in the coming year, well ahead of the switch-on date of January 2009.

Austereo continues to hold the title for the network with the most listeners tuning in each week. In the past year, just under 40 percent (or over 4.3 million people) of the total 10+ commercial FM radio audience listened to an Austereo branded station each week*. This is an outstanding result, with audience leadership in all key under 54 demographics.*

Austereo's return to growth commenced in earnest two years ago after the radio industry in Australia had absorbed the impact of a raft of new FM radio licences issued over the past few years.

By the end of the 2006 financial year, Austereo had regained leadership in the majority of capital city FM radio markets. As at the final audience survey* of the 2007 financial year, Austereo held the Number One FM position in Sydney, Melbourne and Perth, was second in Brisbane and third in Adelaide. The joint venture stations in Canberra and Newcastle were also Number One. Importantly, the results throughout the year were generally consistent. This attracted strong support from media buyers and advertisers who value a solid, predictable performance from media.

Total revenue lifted by 6.7 percent to $255.1 million, reinforced by buyer confidence in Austereo. EBITDA increased 13.3 percent to $88 million. Costs were tightly managed throughout the year and, despite the need for investment in programming and marketing, non-revenue related expenses only increased by 3.4 percent. This result is also reflected in Austereo's EBITDA margin increasing to 34.6 percent from 32.6 percent.





Austereo held the **Number One FM position** in Sydney, Melbourne and Perth*

Austereo's stars ... entertain and inform an audience that included **45 percent of all people** in the 25-54 demographic*

During the year, Austereo also entered into a new online platform agreement which will reduce the potential cost of platform development and, at the same time, accelerate the upgrading of all Austereo websites, consolidating Austereo's online leadership amongst radio operators.

Building on Austereo's Australian success, Austereo holds minor international interests in Malaysia, Greece and the United Kingdom. In Malaysia, Austereo assisted Airtime Management and Programming radio networks to Number One for listeners and advertisers, with its stations recording a combined reach of 71 percent of the Malaysian population and held the Number One station in each of Malaysia's market segments – Malay, English, Tamil and Chinese.

Village 88.3FM in Greece held it's performance year on year in a market where trading continues to be difficult due to the economy and proposed media law changes. In recent BARI surveys, Village 88.3FM recorded increases in daily listening and is holding strong in its target demographic of 25–34. Austereo also holds a 4.2 percent interest in UKRD, an English radio operator which merged in December 2006 with a web, software development and search engine specialist company.

Village Roadshow is confident the strength of Austereo's two networks will continue to lead the Australian capital city radio market.

* Source: Nielson Media Research – Survey 4, 2007


90
85
80
75
70
2005
2006
2007

AUSTEREO'S EBITDA GROWTH $M

over 4.3 million people of the total 10+ commercial FM radio audience **listened to an Austereo branded station** each week*

C.


I
SYD

A. Hamish & Andy, Today Network

B. Triple M's Wil & Lehmo

C. The Shebang, with Marty & Fifi on Triple M

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

BOARD AND SENIOR MANAGEMENT

BOARD OF DIRECTORS

JOHN KIRBY
Executive Chairman

ROBERT KIRBY
Executive Deputy Chairman

GRAHAM BURKE
Managing Director

PETER HARVIE
Executive Chairman, Austereo Group Limited

BILL CONN
Independent Non-executive Director

DAVID EVANS
Independent Non-executive Director

PETER JONSON
Independent Non-executive Director

ROBERT LE TET
Independent Non-executive Director

BARRY REARDON
Independent Non-executive Director

EXECUTIVE COMMITTEE

PETER FOO
Group Chief Operating Officer

PHIL LEGGO
Group Company Secretary

JULIE RAFFE
Chief Financial Officer

TONY PANE
Chief Tax Counsel

SIMON PHILLIPSON
General Counsel

TIM CARROLL
Chief Marketing Officer

PETER DAVEY
Managing Director Corporate Development

DAVID KINDLEN
Chief Information Officer

CORPORATE

ANITA COX
Human Resources Manager

SHAUN DRISCOLL
Co Company Secretary & Group Manager Corporate Services

LEE EWE
General Manager Risk Assessment & Compliance

PETER HARRIS
Corporate Financial Controller

ANDREW HUTCHINSON
General Manager Group Tax

JORDANA JENSEN
Digital Marketing Director

MICHAEL McKEON
Marketing Director, Brand Alliances, New Marketing Business Development

THEME PARK DIVISION

JOHN MENZIES
Chief Executive Officer, Village Roadshow Theme Parks

GRAHAM McHUGH
Chief Financial Officer, Village Roadshow Theme Parks

STEVE PEET
Chief Operating Officer, Village Roadshow Theme Parks

ERNST PFISTER
General Manager, Sea World Resort

JOHN HARNDEN
Chief Executive, International Theme Parks

TIM FISHER
General Manager, International Theme Parks

LYNNE BENZIE
Vice President, Studio Operations, Warner Roadshow Studios

MICHAEL CROAKER
Creative Director, Village Roadshow Theme Parks

TAUBIN GAY,
Risk & Commercial Manager, Village Roadshow Theme Parks

PAUL GLOSTER
Director of Marketing, Village Roadshow Theme Parks

BEN GRAZIANI
Finance Manager, Village Roadshow Theme Parks

DAVID HOWELL
Food & Beverage Manager, Village Roadshow Theme Parks

JEFF HUGHES
Operations Manager, Village Roadshow Theme Parks

MIKE LAKE
President, Warner Roadshow Studios

TONY LINES
Human Resources Director, Village Roadshow Theme Parks

TREVOR LONG
Director Marine Sciences, Village Roadshow Theme Parks

SCOTT LYNDON
Legal Counsel, Village Roadshow Theme Parks

MARIO SOPENA
Retail Manager, Village Roadshow Theme Parks

KEN SPILLER
Group Project Manager, Village Roadshow Theme Parks

ADRIAN SUMMERS
Technical Services Manager, Village Roadshow Theme Parks

FILM PRODUCTION DIVISION

GREG BASSER
Chief Executive Officer, Village Roadshow Entertainment Group

BRUCE BERMAN
Chairman & Chief Executive Officer, Village Roadshow Pictures Entertainment

BRYCE WOLFE
Finance Director, Village Roadshow Entertainment Group

DANA GOLDBERG
President of Production, Village Roadshow Pictures Entertainment

BURT BERMAN
Chief Executive Officer, Village Roadshow Music Group

MELISSA ANNA
Executive Vice President, Distribution & Media, Village Roadshow Pictures Entertainment

JEFFREY LAMPERT
Executive Vice President, World Wide Feature Productions, Village Roadshow Pictures Entertainment

MATTHEW VELKES
Chief Financial Officer, Village Roadshow Pictures Entertainment

PHILLIP VELLA
Business & Legal Affairs Manager, Village Roadshow Entertainment Group

FILM DISTRIBUTION DIVISION

CHRIS CHARD
Managing Director, Roadshow Entertainment and Roadshow Television

JOEL PEARLMAN
Managing Director, Roadshow Film Distributors

CAROLE BROWNLEE
Finance Director, Roadshow Films

NOEL BECKETT
Managing Director Roadshow New Zealand

PADDY BRYANS
Marketing Director, Roadshow Entertainment

BRANDON HILL
Sales Director, Roadshow Entertainment

LISA HUBBARD
General Manager, Roadshow New Zealand

PHIL ONEILE
National Marketing Manager, Roadshow Film Distributors

BRETT ROSENGARTEN
National Sales Manager, Roadshow Film Distributors

GREG SNEDDON
Sales Director, Roadshow Television

CINEMA EXHIBITION DIVISION

KIRK SENIOR
Chief Executive Officer, Village Cinemas

CHRIS SHINE
General Manager Operations, Village Cinemas Australia

CHRIS JOHNSTONE
Director of Architecture, Village Cinemas

DAVID GLASS
Managing Director, Village Roadshow Leisure

HARRY ANTONOPOULOS
Managing Director, Village Cinemas Greece

TOMAS PALICKA
General Manager, Village Cinemas Czech Republic

KENNETH TAN
Managing Director, Golden Village Cinemas, Singapore

RADIO DIVISION

PETER HARVIE
Executive Chairman, Austereo Group Limited

MICHAEL ANDERSON
Chief Executive Officer, Austereo Group Limited

KATHY GRAMP
Chief Financial Officer, Austereo Group Limited

GUY DOBSON
Group Program Director, Austereo Group Limited

GEOFF HILL
National Sales Director, Austereo Group Limited

JEREMY MACVEAN
Group Marketing Director, Austereo Group Limited

GEORGE CHAPMAN
Director International Operations, Asia, Austereo Group Limited

LISA DAVISON
National Promotions and Marketing Director, Austereo Group Limited

DES DECEAN
Director Engineering and IT, Austereo Group Limited

JILL JOHNSON
Human Resources Manager, Austereo Group Limited

EMMA McDONALD
General Counsel, Austereo Group Limited

HELEN DAVIES
General Manager, Sydney

BEN ARMAFIO
General Manager, Melbourne

RICHARD BARKER
General Manager, Brisbane

PETER MAYNARD
General Manager, Adelaide

LINDA WAYMAN
General Manager, Perth

MARK STRONG
General Manager, Austereo Interactive

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

CONTENTS

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Directors' Report

Your Directors submit their report for the year ended 30 June 2007.

CORPORATE INFORMATION

Village Roadshow Limited ("the Company" or "VRL") is a company limited by shares that is incorporated and domiciled in Australia. The registered office of the Company is located at Warner Roadshow Movie World Studios, Pacific Motorway, Oxenford, Queensland 4210, with the principal administrative office at Level 1, 500 Chapel Street, South Yarra, Victoria 3122.

DIRECTORS AND SECRETARIES

The names of the Directors and Secretaries of the Company in office during the financial year and until the date of this report are:

Directors:

John R. Kirby (Chairman)
Robert G. Kirby
Graham W. Burke
Peter E. Foo (resigned 19 March 2007)
Peter M. Harvie
William J. Conn
D. Barry Reardon
Peter D. Jonson
David J. Evans (appointed 2 January 2007)
Robert Le Tet (appointed 2 April 2007)

Secretaries:

Philip S. Leggo
Shaun L. Driscoll

The qualifications and experience of the Directors and Secretaries and the special responsibilities of the Directors are set out below.

(a) Board of Directors

John R Kirby



Chairman, Executive Director, Age 60

Member of the Board since 12 August 1988

Holds a Bachelor of Economics and is a Certified Practising Accountant with over 30 years experience in the entertainment industry. Chairman Village Roadshow Limited 1990 to 1994, 1999 to 2002 and from July 2006. Deputy Chairman of Village Roadshow Limited 1994 to 1998, and from 2002 to June 2006. Director Austereo Group Limited and Village Roadshow Corporation Pty Ltd.

Member Executive Committee
Chairman Nomination Committee

Other Listed Public Company Directorships in previous 3 years:

Austereo Group Limited, since 19 January 2001

Robert G Kirby



Deputy Chairman, Executive Director, Age 56

First joined the Board on 12 August 1988, reappointed 5 July 2001

Holds a Bachelor of Commerce with over 30 years experience in the entertainment and media industry. Through the launch of Roadshow Home Video, Mr. Kirby was the driving force behind the Australian video revolution of the 1980's and 1990's. He is a pioneer of new cinema concepts in both Australia and internationally and has been at the forefront of Village Roadshow's successful diversification into theme parks, radio and production. Chairman of Village Roadshow Limited 1994 to 1998, and from 2002 to June 2006. Deputy Chairman Village Roadshow Limited 1990 to 1994, 1999 to 2002 and from July 2006. Director Austereo Group Limited and Chairman of Village Roadshow Corporation Pty Ltd. Currently Deputy Chair of Peter MacCallum Cancer Foundation and of the Zoological Parks and Gardens Board, Member of Patrons Council, Epilepsy Foundation and Patron of Victorian Arts Centre.

Member Executive Committee

Other Listed Public Company Directorships in previous 3 years:

Austereo Group Limited, since 19 June 2001
Sydney Attractions Group Limited, from 19 December 2006 to 16 April 2007

Graham W Burke



Managing Director, Executive Director, Age 65

Member of the Board and Managing Director since 9 September 1988

Managing Director Village Roadshow Limited, a position he has held since 1988 with unrivalled experience in the entertainment and media industries. Mr Burke has been one of the strategic and creative forces behind Village Roadshow's development and founded Roadshow Distributors with Roc Kirby. He was also a founding director of radio station 2Day FM, and spent four years as the original Commissioner of the Australian Film Commission. Director Austereo Group Limited and Village Roadshow Corporation Pty Ltd.

Chairman Executive Committee

Member Remuneration Committee

Other Listed Public Company Directorships in previous 3 years:

Austereo Group Limited, since 19 January 2001

Peter M Harvie



Executive Director, Age 68

Member of the Board since 20 June 2000

Executive Chairman, Austereo Group Limited with over 45 years experience in the advertising, marketing and media industries. First entered radio in 1993 as Managing Director of the Triple M network before becoming Managing Director of the enlarged group following its merger with Austereo in 1994. Founder and Managing Director of the Clemenger Harvie advertising agency from 1974 to 1993. Director Mazda Foundation Limited and Art Exhibitions Australia Limited.

Member Executive Committee

Other Listed Public Company Directorships in previous 3 years:

Austereo Group Limited, since 16 January 2001

William J Conn



Independent Non-Executive Director, Age 61

Member of the Board since 12 March 1992

Holds a Bachelor of Commerce (Hons) from the University of Melbourne and a MBA from Columbia University. Mr Conn has over 35 years experience in investment banking with Potter Warburg Limited and McIntosh Securities Limited. He is a Director of Becton Property Group Limited, Coneco Limited and Berren Asset Management Limited. He is Chairman of the Foundation for Young Australians, a Director of both the National Academy of Music and Melbourne Food and Wine and is a consultant to Merrill Lynch International (Australia) Limited.

Chairman Audit Committee

Member Remuneration Committee to June 2007

Member Nomination Committee

Other Listed Public Company Directorships in previous 3 years:

Grand Hotel Group Limited, until 15 February 2007
Coneco Limited, since 26 March 2001
Becton Property Group Limited, since 1 July 2005
Berren Asset Management Limited (as Responsible Entity for the International Wine Investment Fund), since 3 November 2004

DIRECTORS AND SECRETARIES (continued)

(a) Board of Directors (continued)

Peter D Jonson

Independent Non-Executive Director, Age 61



Member of the Board since 24 January 2001

Holds a Bachelor of Commerce and Master of Arts degrees from Melbourne University and Ph D from the London School of Economics. Following a 16 year career with the Reserve Bank of Australia including 7 years as Head of Research, entered the private sector with roles at leading Australian financial institutions. Positions included Head of Research, James Capel Australia; Managing Director, Norwich Union Financial Services; and Chairman, ANZ Funds Management. Founding Chair Australian Institute for Commercialisation Ltd (2002-2007). Currently Chair of Bionomics Ltd, Australian Aerospace and Defence Innovations Ltd and the Federal Government's Cooperative Research Centre Committee. Serves on the Boards of other companies including Phillip Asia Capital Management Ltd, Metal Storm Limited and Pro Medicus Ltd.

Member Audit Committee

Chairman Remuneration Committee from July 2007

Other Listed Public Company Directorships in previous 3 years:
Bionomics Ltd, since 11 November 2004
Pro Medicus Limited, since October 2000
Metal Storm Limited, since 7 February 2006

D Barry Reardon

Independent Non-Executive Director, Age 75



Member of the Board since 24 March 1999

Holds a Bachelor of Arts, Holy Cross College and MBA, Trinity College. Over 40 years in the motion picture business. Formerly Executive Vice President and Assistant to the President, Paramount Pictures. Between 1975 and 1978, Mr Reardon held the positions of Executive Vice President, General Cinema Theatres and between 1978 and 1999 was President, Warner Bros. Distribution. Serves on the board of various United States companies and organisations and is a Director of Village Roadshow Pictures International Pty Ltd.

Member Audit Committee to March 2007

Member Remuneration Committee

Member Nomination Committee to June 2007

Other Listed Public Company Directorships in previous 3 years:
Loewe Cineplex Inc., since September 2003
Tribune Media Inc., since 1999
Sundance Cinema Corporation Inc, since January 2006

David J. Evans

Independent Non-Executive Director, Age 67



Member of the Board since 2 January 2007

Over 40 years international business experience in media and entertainment industries including CEO of GTV Channel Nine in Melbourne, President and COO at Fox Television and Executive Vice President News Corporation including Sky Entertainment Services Latin America. Most recently President and CEO of Crown Media Holdings Inc, previously Hallmark Entertainment Networks, since 1999. Serves on the board of John Fairfax Holdings Limited, British Sky Broadcasting Group Plc and the Australian Tissue Engineering Centre.

Member Nomination Committee from July 2007

Other Listed Public Company Directorships in previous 3 years:
John Fairfax Holdings Limited, since 22 June 2005
British Sky Broadcasting Group Plc, since 21 September 2002

Robert Le Tet

Independent Non-Executive Director, Age 63



Member of the Board since 2 April 2007

Holds a Bachelor of Economics from Monash University and has qualified as an accountant with over 35 years experience in broadcasting, film and entertainment industries. Founded and operates as Executive Chairman of venture capital company Questco Pty Ltd. Previously Director at television production company Crawford Productions, Deputy Chairman at radio station EONFM as well as 20 years as Chairman and CEO of Australia's largest film and advertising production company, The Film House Group. Also previously Chairman of Metropolitan Ambulance Service in Melbourne, WSA Communications Pty Ltd, Entertainment Media Pty Ltd and radio stations 3UZ and 3CV. Served as Board member for 5 years of the Australian Broadcasting Authority and was Chairman of its Audit Committee.

Member Audit Committee from April 2007

Other Listed Public Company Directorships in previous 3 years:
Nil.

Peter E Foo

Finance Director, Executive Director, Age 52

Member of the Board from 12 February 1998 to 19 March 2007

Holds a Bachelor of Economics with 29 years experience in the management and finance of all facets of the group. Joined Village Roadshow in 1978 and served as Finance Director from 1998 until 19 March 2007, becoming Group Chief Operating Officer in March 2007. Director Austereo Group Limited and all Village Roadshow's major subsidiaries.

Member Executive Committee

Other Listed Public Company Directorships in previous 3 years:
Austereo Group Limited, since 25 February 2004

(b) Company Secretaries

Philip S Leggo

Group Company Secretary, Age 53

A Chartered Accountant holding a Bachelor of Business Studies from Royal Melbourne Institute of Technology and a Fellow of the Australian Institute of Company Directors. Mr Leggo has over 20 years experience in the media and entertainment industries, is a member of the Company's Executive Committee and a Secretary and Director of all of Village Roadshow's major subsidiaries.

Shaun L Driscoll

Co Company Secretary & Group Manager Corporate Services, Age 52

Holds a Bachelor of Arts and Bachelor of Laws from University of Natal and is a Fellow of the Institute of Chartered Secretaries. Mr Driscoll has diverse industry experience including over 17 years with Village Roadshow, is a Secretary of all of Village Roadshow's subsidiaries and associated entities and a Director of Village Roadshow's wholly owned subsidiaries.

(c) Directors' Interests

As at the date of this report, the relevant interests of the Directors in the shares, options and "in-substance options" of the Company and related bodies corporate were as follows:

NAME OF DIRECTOR	VILLAGE ROADSHOW LIMITED			AUSTEREO GROUP LIMITED
	Ordinary Shares	Preference Shares	Ordinary Options	Ordinary Shares
John R. Kirby	79,793,031	-	-	181,093,856
Robert G. Kirby	79,793,031	-	-	181,093,856
Graham W. Burke	79,793,031	-	6,000,000	181,093,856
Peter M. Harvie	257,400	242,900	-	1,030,001
William J. Conn	191,563	-	-	-
Peter D. Jonson	10,000	33,236	-	-
D. Barry Reardon	10,000	8,552	-	-
David J. Evans	-	-	-	-
Robert Le Tet	-	-	-	-

Messrs J.R. Kirby, R.G. Kirby and G.W. Burke each have a relevant interest in 100% of the issued capital of:

- Village Roadshow Corporation Pty. Limited, the immediate parent entity of the Company; and
- Positive Investments Pty. Limited, the ultimate parent entity of the Company.

PRINCIPAL ACTIVITIES

The principal activities of the Company and its controlled entities ("economic entity") during the financial year were:

- Theme Park Operations;
- Cinema Exhibition;
- FM Radio Operations;
- Film, DVD and Video Distribution; and
- Film Production.

OPERATING AND FINANCIAL REVIEW

Overview

The Village Roadshow Limited group ("the Group" or "VRL group") recorded a net profit after tax of $45.1 million for the year ended 30 June 2007 compared to a $40.7 million loss in the prior year. The VRL group also reported a significant uplift in EBITDA, which increased to $224.8 million, 35% up on the prior year level of $165.9 million.

The strong performance in Theme Parks, Cinema Exhibition and Radio have driven earnings and provided the VRL group with significant cash flows. These cash flows, combined with the strength of the balance sheet, position the group well to take advantage of expected opportunities to grow the group's core businesses in the future, delivering further benefits to shareholders.

The VRL group is also well placed to increase its ownership positions in existing businesses where the business fundamentals suggest this course of action would create value for shareholders – as has been done with Theme Parks and Film Distribution.

Highlights:

- Significant uplift in EBITDA from trading to $224.8 million.
- Net profit after tax of $45.1 million for the year ended 30 June 2007 compared to a $40.7 million loss in the prior year.
- Exceptional trading from Theme Parks, Cinema Exhibition and Radio. Most divisions trading above or in line with prior year results.
- Operating profit after tax, excluding one-off material items and discontinued operations totalled $37.2 million, compared with $17.6 million for the prior year.
- Special dividends and capital returns to shareholders and share buy backs during the year totalled $191.0 million.
- A fully-franked dividend of 9 cents per ordinary share and 12 cents per A Class preference share to be paid on 6 December 2007.
- Film Production Portfolio 2 was closed to help facilitate the pursuit of growth and diversification opportunities for Village Roadshow Pictures Group ("VPRG").
- A new strong slate of films in Portfolio 3 commencing with *The Brave One* starring Jodie Foster, followed by *I Am Legend* starring Will Smith, *Get Smart* starring Steve Carell and *Speed Racer* directed by the Wachowski brothers (of *Matrix* fame).
- Agreement signed for a merger of the Film Production division with a leading company in the music sector.

The current year's result reflects an outstanding result for Theme Parks and Radio, a significant upturn in Cinema Exhibition results, on track profitability in Film Distribution but a disappointing performance in Film Production, which is expected to pick up in the year ending 30 June 2008.

Theme Parks performed strongly, achieving a $40 million operating profit under 100 percent ownership versus the comparative prior year result of $29.6 million after allowing for ownership changes, which validates the Group's decision to purchase the balance of the Theme Parks and Resorts operations early in the financial year.

Cinema Exhibition has benefited from the international rationalisation, as well as several highly successful film releases during the second half, tripling operating profit to $13.6 million.

The investment in Austereo also continues to reap rewards for the VRL group through its ongoing strong ratings and market share performance delivering the VRL group $15.7 million in dividends during the year.

The Film Distribution division continued to lead the market, delivering operating profits of $15.3 million, in-line with expectations, reflecting a successful, stable business. The move to 100% ownership of this business, announced on 15 August 2007, means the VRL group will further benefit from this division's strong profit and cash generating abilities in future years.

The Group's core businesses continue to benefit from a strong focus on improving sales margins, exercising cost restraint and managing operational cash flows. This enables the Group to consider new opportunities, such as Gold Class USA and potential Theme Park opportunities, both in Australia and overseas.

Capital management and corporate governance

The Board of Directors completed a number of important capital management initiatives during the year:

- A fully-franked special dividend of 34 cents per ordinary share and 37 cents per A Class preference share, totalling $92.4 million.
- A capital return of 15 cents per ordinary share and 15 cents per A Class preference share, totalling $39.3 million.
- On-market buy-backs of ordinary shares and A Class preference shares totalling $59.3 million.

The total cash payments as a result of these capital management initiatives were $191 million in the year ended 30 June 2007.

VRL has announced it will pay a fully-franked dividend of 9 cents per ordinary share and 12 cents per A Class preference share on 6 December 2007.

During the year VRL appointed David Evans and Robert Le Tet as non-executive board members. These appointments achieved the high priority goal of having a majority of independent directors. David Evans comes to VRL with considerable business and media experience, while Robert Le Tet brings VRL significant experience in broadcasting, films and entertainment.

Operational performance

Theme Parks

During the first half of the 2007 financial year the VRL group completed its acquisition of the remaining 50% of the Theme Parks assets from Warner Bros. and the remaining share of Sea World Resort (formerly Sea World Nara Resort).

Operating profit before tax for the Theme Parks division was $40.0 million (100% owned), compared to $7.8 million (mainly 50% owned) for the prior year. Allowing for the change in ownership the comparative prior year result was $29.6 million.

The improvement in the underlying business can be attributed to increased attendances at all Parks following the implementation of several innovative marketing campaigns and better margins through micro-management of cost controls. Also contributing to the result was the successful trading of the Australian Outback Spectacular attraction in its first full year of operations.

Warner Bros. Movie World's attendances increased by 5.8% compared to the corresponding prior period following the introduction of new attractions such as *Superman - The Ride* and *Batwing*.

Sea World's attendances increased by 6.9% compared to the corresponding prior period. New attractions at this park included the new dolphin show *Imagine*.

Wet 'n' Wild Water World generated outstanding growth in attendances, being 18.8% up on the prior corresponding period. New attractions during the year included the opening of the new *H2O Zone* including the amazing *Tornado*. This Wet 'n' Wild increase was particularly pleasing as a new competitive water park opened in mid December last year. Wet 'n' Wild achieved a major milestone in its history this year with its attendances passing the one million mark for the first time.

Sea World Resort improved significantly with average room rates up 10.6% and occupancy rates also up 2.8% on the corresponding prior period. The Resort has benefited from increased synergies with the Theme Parks and improved joint marketing campaigns with VRL's other attractions such as Australian Outback Spectacular.

The new Australian Outback Spectacular attraction continued to trade above expectations since opening in April 2006 with occupancy running at over 95% of capacity. In the June 2007 quarter, attendances were up 9% against the June 2006 quarter.

Cinema Exhibition

VRL's share of operating profit before tax for the year to 30 June 2007 was $13.6 million, excluding discontinued operations, compared to a profit of $4.3 million in the previous year.

Cinema Exhibition's second half results were a marked contrast to the first half, with second half operating profit before tax of $14.5 million, compared to a first half loss of $0.9 million. This turnaround was due primarily to product offerings in the two halves. Second half releases included a significant number of big titles, including *Happy Feet, A Night at the Museum, 300, Spiderman 3, Ocean's 13, Shrek the Third, Pirates of the Caribbean – At World's End* and *Fantastic 4 – The Rise of the Silver Surfer*.

OPERATING AND FINANCIAL REVIEW (continued)

Operational performance (continued)

Thanks to this suite of blockbusters, all territories improved their profitability from the prior year. In Greece, the territory has transitioned from its original old style cinemas to the new "Village World" concept including Vmax™, Gold Class and other complementary revenue streams such as cafes and bowling.

Post 30 June 2007, further strong results have been generated through *Transformers, Harry Potter and the Order of the Phoenix, The Bourne Ultimatum* and *The Simpson's Movie.*

List of Sites & Screens - Cinema Exhibition Division - Continuing Operations[1]

	AS AT JUNE 2006		NET OPENED/ (CLOSED/SOLD) DURING 2006/07		AS AT JUNE 2007		TO BE DEVELOPED DURING 2007/08	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	72	596	(19)	(63)	53	533	-	7
Czech Republic	2	22	-	-	2	22	-	-
Greece	6	63	1	9	7	72	-	-
Singapore	8	58	1	15	9	73	-	-
Total	88	739	(17)	(39)	71	700	-	7

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure.

During the year, VRL completed the sale of its New Zealand, Fiji and Italian cinema circuits and exited from its two Austrian cinemas. VRL also disposed of all its interest in the Australian Palace cinema joint venture, except for Carlton Nova.

Radio

Austereo ended the 2007 financial year with net profit before tax totalling $66.9 million, up 13.5% on the prior year result of $59.0 million.

This increased profitability, combined with a 10% share buy-back, resulted in a 17.2% increase in Austereo's earnings per share to 12.75 cents. The Group declared a fully franked final dividend of 5.2 cents per share bringing the total dividends for the year to 9.0 cents per share.

Austereo maintained its total audience leadership, including every under 54 radio audience demographic*. The group completed a strong year with number one FM stations in Sydney, Melbourne and Perth, number two in Brisbane and number three in Adelaide. Major new programmes were launched which, together with the consistent ratings, provide the foundation for continued growth.

Austereo boasts a line up of outstanding talent including Hamish & Andy, Kyle and Jackie O, Marty Sheargold and Fifi Box, Tony Martin and Wil Anderson.

In addition to its solid FM brands, Austereo continues to invest in online developments broadening its reach to online streaming, online sites and iPod downloads. It releases over 650,000 podcast programme downloads on average each month.

Austereo remains well advanced in planning for the launch of Digital Radio in January 2009.

VRL sold down its ownership in Austereo to its current position of 51.65% during the year. The profit arising from this transaction has not been recognised in the Income Statement as Austereo remains a subsidiary of VRL. The gain has been taken to other reserves on the balance sheet.

Film Distribution

The Film Distribution division performed in line with expectations. VRL's 50% share of the division's net profit after tax totalled $15.3 million compared to $16.7 million in the prior year.

Roadshow Films has continued to enjoy a leading market position, achieving a theatrical market share of 21% and remains the largest independent film distributor in the marketplace, with strong partners such as Warner Bros., Village Roadshow Pictures, New Line, ABC, BBC and The Weinstein Company. It is also well placed to exploit opportunities in both existing mediums and emerging technologies, such as Video On Demand and Electronic Sell Through.

Films to be distributed by Roadshow in the coming year include the September releases of *The Brave One* starring Jodie Foster and *Hairspray*, *I Am Legend* starring Will Smith in November and *The Golden Compass* in December. *Speed Racer* directed by the Wachowskis (the *Matrix* trilogy) will be distributed in mid-2008.

* Nielsen Radio Research, Capital Cities, Survey 4, 19 June 2007.

Roadshow Entertainment is the DVD market's leading distributor and has performed exceptionally well principally due to a continuing focus on cost reduction and improved margins. The results also reflect strong sales from titles such as *Happy Feet, Memoirs of a Geisha, Brokeback Mountain, Music and Lyrics, She's the Man, March of the Penguins, The Lake House* and *Hoodwinked. Happy Feet* in fact achieved a key milestone, being the biggest selling Australian DVD ever at 437,000 units in under nine weeks of release. TV programming on DVD has continued to increase in popularity with *Thank God You're Here*, the BBC's *Little Britain* and *Planet Earth* and the award winning *Love My Way* all exceeding expectations.

Roadshow Television was similarly impressive, with full year sales results well above expectations predominantly achieved through increased licence fees from the successful investment in The Movie Network and strong gains in Pay-Per-View revenues from Foxtel's Box Office. Revenue from our NZ licensing arrangements with both TVNZ and SkyNZ also exceeded expectations.

On 15 August 2007, VRL announced its acquisition of Amalgamated Holdings Limited (AHD's) equity ownership in the Roadshow Group. This acquisition took VRL's ownership of Roadshow from 50% to 100%, taking the business from an associated entity to a wholly owned subsidiary. Consideration for this acquisition was $95 million, net of shareholder loans owed by AHD of $34.4 million.

Film Production

Operating loss before tax and one-off material items for the year ended 30 June 2007 was $55.8 million compared with a profit of $1.1 million in the prior year.

As announced on 16 August 2007, the Film Production division ("VRPG") closed off its second portfolio of films at the end of August 2007. This decision, taken in agreement with VRPG's studio partner, Warner Bros, led to the booking of film exploitation losses of approximately $45.0 million which are included in the above result.

This strategic decision allows VRPG to pursue growth opportunities with a new slate of films (Portfolio 3), commencing with *The Brave One* starring Jodie Foster, followed by *I Am Legend* starring Will Smith, *Get Smart* starring Steve Carell and *Speed Racer* directed by the Wachowski brothers of *Matrix* fame.

Portfolio 1, which includes the *Matrix* trilogy, will continue to recognise profits over its expected life. In accordance with the VRL portfolio accounting policy which follows Australian accounting standards, these remaining unbooked film exploitation profits are estimated at $25 million on a discounted cash flow basis. Also included in these results were unrealised interest rate hedging results (a loss of $9.4 million in the current year and a gain of $8.0 million in the prior year).

The VRL group has co-financed an Australian feature film, *Rogue* (October 2007 release). Any profits or losses relating to this film will be brought to account separately as it is not part of the film portfolios.

DIVIDENDS

The Directors have declared a fully-franked dividend of 9.0 cents per ordinary share and 12.0 cents per A Class preference share, which will be paid on 6 December 2007. On 4 December 2006, a fully-franked special dividend of 34.0 cents per ordinary share and 37.0 cents per preference share was paid, and in November 2005, a fully-franked special dividend of 7.175 cents per ordinary share and 10.175 cents per preference share was paid.

EARNINGS PER SHARE

Basic earnings per share were 30.12 cents (2006: negative 25.45 cents), basic earnings per share before discontinued operations were 19.68 cents (2006: negative 12.41 cents), and basic earnings per share before material items and discontinued operations were 24.85 cents (2006: 10.98 cents). There were no potential ordinary shares that were dilutive in the years ended 30 June 2007 or 30 June 2006. Total earnings per share before material items and discontinued operations were 14.32 cents (2006: 6.53 cents), based on a weighted average total of 259,741,831 (2006: 269,143,549) ordinary and preference shares.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Total equity of the economic entity increased by $5.4 million to $585.8 million during the year. This was attributable to decreases in share capital of $96.0 million (mainly related to the buy backs of shares and capital reductions) and retained profits of $53.1 million, which were offset by increases in minority interests of $23.6 million and reserves of $130.8 million.

Retained profits decreased by $53.1 million mainly as a result of the net profit of $45.1 million and special dividends paid of $92.4 million. The increase in reserves was mainly due to the increase in the controlled entity share sale and buyback reserve of $63.8 million (relating to increments following the sale of part of the shareholding in Austereo Group Limited) and the asset revaluation reserve of $62.8 million (relating to the acquisition of the remaining Theme Park interests effective 3 July 2006).

EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

(a) Acquisition of remaining 50% of Roadshow Distributors Pty. Ltd. group:

As advised to the Australian Securities Exchange on 15 August 2007, VRL has concluded an agreement to acquire the 50% interest held by Amalgamated Holdings Ltd. ("AHD") in the previously jointly-owned Roadshow Distributors Pty. Ltd. ("RD") group.

Consideration for the purchase is $95 million net of shareholder loans owing by AHD of $34.4 million which will be repaid by VRL. The purchase price was funded out of VRL's existing cash reserves and undrawn credit facilities.

Upon completion of the transaction, which was effective from 25 July 2007, RD became a wholly-owned subsidiary of VRL. The allocation of the total purchase price to the additional assets and liabilities acquired is still being determined.

(b) Restructuring of Village Roadshow Pictures Group & creation of Village Roadshow Entertainment Group:

As advised to the Australian Securities Exchange on 3 September 2007, the Film Production division of the VRL group, Village Roadshow Pictures Group ("VRPG"), has signed an agreement with Concord Music Group ("Concord") to merge VRPG and Concord into a new diversified entertainment group, Village Roadshow Entertainment Group ("VREG").

VRPG and Concord will continue to operate as separate entities in the VREG group. The VRL group will own 39.9% of VREG, and cash consideration of approximately USD 47.8 million will be received at Closing which is expected around the end of October 2007, with the transaction being effective from 1 July 2007. In addition, the VRL group will be entitled to priority distributions of USD 38.25 million out of any future distributable excess cash flows of VREG.

The deconsolidation of the VRPG group will result in a one-off profit after tax of between A$190 million and A$210 million, and will also result in reductions in the VRL group's total assets of around A$958 million and total liabilities of around A$1,130 million, and an increase in total equity of between A$172 million and A$192 million.

(c) Takeover Offer for Sydney Attractions Group Limited:

As advised to the Australian Securities Exchange on 11 September 2007, VRL has made a cash takeover offer of $6.01 per share for all of the shares that the VRL group does not already own in Sydney Attractions Group Limited ("SAQ").

The VRL group currently owns 19.96% of the shares in SAQ, and if the total outstanding balance is acquired at the intended offer price, the total cost to VRL will be $111.3 million.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

In accordance with the economic entity's strategy of continually improving each individual division's operating performance through the continued development of innovative and competitive products and services, it is anticipated that the economic entity's diversified businesses will operate profitably in the future.

SHARE OPTIONS

Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 19 of the Financial Report. Details of share, option and "in-substance option" transactions in relation to Directors of the economic entity are set out in Notes 25 and 26 of the Financial Report.

INDEMNIFYING AND INSURANCE OF OFFICERS AND AUDITORS

Since the commencement of the financial year, the Company has not, in respect of any person who is or has been an officer or auditor of the Company or related body corporate, indemnified or made any relevant agreement for indemnifying against a liability (including costs and expenses incurred in successfully defending legal proceedings) incurred as an officer or auditor, nor has the Company paid or agreed to pay a premium for insurance against any such liabilities incurred as an officer or auditor other than an un-allocated group insurance premium of $213,042 (2006: $270,425) which has been paid to insure each of the Directors and Secretaries of the Company against any liabilities for costs and expenses incurred in defending any legal proceedings arising out of their conduct as officers of the Company or related body corporate, other than conduct involving wilful breach of duty.

REMUNERATION REPORT

The Remuneration Report, which forms part of this Directors' Report, is set out on pages 24 to 33.

DIRECTORS' MEETINGS

The following statement sets out the attendance of Directors at formal Directors' meetings and committee of Directors' meetings held during the period the Director held office:

Informal procedural meetings attended by a minimum quorum of three Directors to facilitate document execution and incidental matters are not included in determining the number of Directors' meetings held.

DIRECTORS' MEETINGS (continued)

NAME OF DIRECTOR	NUMBER OF MEETINGS HELD WHILE IN OFFICE				NUMBER OF MEETINGS ATTENDED			
	Formal	Audit	Remuneration	Nomination	Formal	Audit	Remuneration	Nomination
Graham W. Burke	11	-	2	-	10	-	2	-
William J. Conn	11	3	2	4	11	3	2	4
David J. Evans	4	-	-	-	4	-	-	-
Peter E. Foo	8	-	-	-	8	-	-	-
Peter M. Harvie	11	-	-	-	11	-	-	-
Peter D. Jonson	11	3	-	-	11	3	-	-
John R. Kirby	11	-	-	4	10	-	-	4
Robert G. Kirby	11	-	-	-	11	-	-	-
Robert Le Tet	3	1	-	-	3	1	-	-
D. Barry Reardon	11	2	2	4	10	2	2	4

TAX CONSOLIDATION

A description of the economic entity's position in relation to Australian Tax Consolidation legislation is set out in Note 4 of the Financial Report.

AUDITOR INDEPENDENCE

The Auditor's Independence Declaration to the Directors of Village Roadshow Limited, which forms part of this Directors' Report, is set out below.

NON-AUDIT SERVICES PROVIDED BY AUDITOR

Details of the non-audit services provided by the Auditor are set out in Note 27 of the Financial Report. The non-audit services summarised in Note 27 were provided by the entity's auditor, Ernst & Young. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

ROUNDING

The amounts contained in this report and in the financial statements have been rounded (where applicable) to the nearest thousand dollars under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the Directors at Melbourne this 20th day of September 2007.

G W Burke.

G.W. Burke
Director

Auditor's Independence Declaration

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

AUDITOR'S INDEPENDENCE DECLARATION TO THE DIRECTORS OF VILLAGE ROADSHOW LIMITED

In relation to our audit of the financial report of Village Roadshow Limited for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the *Corporations Act 2001* or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

D R McGregor
Partner
Melbourne
20 September 2007

Liability limited by a scheme approved under Professional Standards Legislation.

Remuneration Report

This report outlines the compensation arrangements in place for Directors and senior managers of the Company and of other senior managers of the Village Roadshow Limited consolidated entity for the year ended 30 June 2007 in accordance with Section 300A of the *Corporations Act 2001*. The compensation of the Key Management Personnel of the consolidated entity as required by AASB 124 and their share-based payments are set out in Notes 25 and 26 of the Financial Report.

1. BOARD POLICY

The performance of the Company depends upon the skills and quality of its Directors, and its Secretaries and senior executives ("senior managers"). To prosper the Company must attract, motivate and retain highly skilled Directors and senior managers. The compensation structure is designed to strike an appropriate balance between fixed and variable remuneration, rewarding capability and experience and providing recognition for contribution to the Company's overall goals and objectives.

To this end the Company embodies the following principles in its compensation framework:

- Provide competitive rewards to attract and retain high calibre Directors and senior managers who are dedicated to the interests of the Company;
- Link executive compensation to the achievement of the Company's financial and operational performance;
- All Executive Directors and senior managers have a portion of their compensation 'at risk' by having the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth or other pre-determined personal performance indicators and benchmarks; and
- Establish appropriate, demanding, personalised performance hurdles in relation to variable executive remuneration and bonuses.

The framework of the Company's compensation policy provides for a mix of fixed pay and variable ("at risk") pay:

- Short term, fixed compensation;
- Other benefits and post-employment compensation such as superannuation; and
- Variable Compensation:
  - Short Term performance Incentive Bonus ("STI"); and
  - Long Term equity-linked performance Incentive ("LTI").

2. REMUNERATION COMMITTEE

The Remuneration Committee's Charter provides for the review of compensation of the Company's Directors and senior managers, including any equity participation by Executive Directors and senior managers. The Committee makes recommendations and takes external advice from time to time on the compensation of the Executive Directors and senior managers with the overall objective of motivating and appropriately rewarding performance.

The Charter, role, responsibilities, operation and membership of the Remuneration Committee of the Board are set out in the Corporate Governance section of the Company's Annual Report.

The compensation arrangements of the separately ASX listed controlled entity, Austereo Group Limited ("Austereo"), are determined by that entity's Remuneration Committee, and, subject to the completion of the merger to form Village Roadshow Entertainment Group (BVI) Limited ("VREG") later in calendar 2007, by VREG's Remuneration Committee.

3. NON-EXECUTIVE DIRECTOR REMUNERATION

(a) Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain appropriately qualified and experienced Non-executive Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders. The Company operates a complex business in fiercely competitive markets and the duties and obligations of Non-executive Directors are becoming increasingly onerous.

(b) Structure

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-executive Directors shall be determined from time to time by shareholders in general meeting. An amount not exceeding the annual amount so determined is then divided between the Non-executive Directors as agreed.

The latest determination was at the Annual General Meeting held on 24 November 1998 when shareholders approved an aggregate remuneration level for Non-executive Directors of $800,000 per annum. This aggregate fee level includes any compensation paid to Non-executive Independent Directors who may serve on Boards of the consolidated entity, including those Non-executive Independent Directors of Austereo, which are paid directly by those entities. Aggregate payments to Non-executive Directors have never exceeded the total pool approved by shareholders.

Each Non-executive Director receives a fee for being a Director of the Company. An additional fee is also paid for each Board Committee on which a Non-executive Director sits. The payment of additional fees for serving on a Committee recognises the additional time commitment required by Directors who serve on one or more Committees.

Non-executive Directors' fees do not incorporate any bonus or incentive element.

During the period Non-executive Independent Directors were paid at the rate of $70,000 per annum plus $15,000 per annum for each Board Committee on which they served, payable quarterly in arrears. From July 2007 these fees have been increased to $80,000 per annum and to $15,000 per Committee representation, other than for the Nomination Committee which is set at 50% of the Committee fee. In addition, Committee Chairs are paid at a rate of 50% above other Committee members in recognition of the additional workload.

The Company does not have and never has had a retirement benefit scheme for Non-executive Directors, other than their individual statutory superannuation benefits which, where applicable, are included as part of their total Director's fee remuneration.

In addition, it is considered good governance for Directors to have a stake in the Company on whose board he or she sits and the Company encourages Executive and Non-executive Directors to hold shares in the Company. Subject to any necessary approvals as may be required by law or by ASX Listing Rules, Directors may be invited from time to time to participate in share and 'in substance option' plans offered by the Company.

The various share, option and 'in substance option' entitlements of all Directors are advised to the Australian Securities Exchange in accordance with the Listing Rules and Corporations Act requirements and are set out on page 19 of the Directors' Report.

The remuneration of Non-executive Independent Directors for the periods ending 30 June 2007 and 30 June 2006 is detailed on page 31 of this Remuneration Report.

4. EXECUTIVE DIRECTOR AND SENIOR MANAGER COMPENSATION

The names and positions of the Executive Directors, and of the five highest paid senior managers of the Company and of the consolidated entity for the period ending 30 June 2007 and 2006 ("relevant senior managers") are detailed on pages 31 to 33 of this Remuneration Report.

(a) Objective

The Company aims to reward Executive Directors and senior managers with a level and mix of remuneration commensurate with the seniority of their position and responsibilities within the Company, so as to:

- reward for Company or divisional performance against targets set by reference to appropriate benchmarks;
- align the interests of the Executive Directors and senior managers with those of the Company and of its shareholders;
- link their rewards to the strategic goals and performance of the Company or relevant division; and
- ensure total compensation is competitive by market standards.

(b) Structure

In determining the level and make-up of Executive Director and senior manager compensation, the Remuneration Committee seeks independent advice of external consultants as required to advise on market levels of compensation for comparable roles from time to time.

The compensation of Executive Directors and senior managers consists of one or more of the following key elements:

- Short term, fixed compensation;
- Other compensation such as post employment compensation (including superannuation); and
- Variable Compensation:
  - Short Term Incentive Bonus ("STI"); and
  - Long Term Incentive ("LTI").

The proportion of fixed pay and variable compensation (potential short term and long term incentives) is monitored by the Remuneration Committee, taking into account the Company's then present circumstances and its future short-term and longer-term goals.

4. EXECUTIVE DIRECTOR AND SENIOR MANAGER COMPENSATION (continued)

(b) Structure (continued)

The details of the fixed and variable components (and the relevant percentages) of each individual Executive Director and relevant senior manager of the Company and of the consolidated entity are set out on pages 31 to 33 of this Remuneration Report.

The remuneration and terms and conditions of employment for the Executive Directors and senior managers are often but not always specified in individual contracts of employment. The details of each contract of the relevant Executive Directors and relevant senior managers are outlined on pages 30 of this Remuneration Report.

(c) Fixed Compensation

(i) Objective

The level of fixed pay is set so as to provide a base level of compensation which is appropriate to the seniority of the position and to be competitive in the market.

Fixed pay (defined as the base compensation payable to an individual and which is not dependent on the outcome of specific criteria) is reviewed annually by the Remuneration Committee. As noted earlier, the Committee has access to independent external advice.

(ii) Structure

The Executive Directors and senior managers receive their fixed (primary) compensation in a variety of forms including cash, superannuation and taxable value of fringe benefits such as motor vehicles and other non-cash benefits. The fixed compensation component of each Executive Director and relevant senior manager for the periods ended 30 June 2007 and 30 June 2006 is detailed on pages 31 to 33 of this Remuneration Report.

(d) Variable Compensation – Short Term Incentive ("STI") Bonus

(i) Objective

The objective of the STI bonus program is to link the achievement of the Company or divisional annual operational targets with the compensation received by the Executive Directors and senior managers charged with meeting those targets. The total potential STI bonus available is set at a level so as to provide sufficient incentive to the Executive Director or senior manager to achieve the operational targets and such that the cost to the Company is reasonable in the circumstances.

(ii) Structure

All Executive Directors and senior managers are eligible to participate in the Company's annual STI bonus scheme after at least six months of service. Actual STI bonus payments made to each Executive Director and senior manager depend on the extent to which specific budgeted operating targets or other criteria set at the beginning of each financial year are met.

The Company has predetermined performance benchmarks which must be met in order to trigger payments under the STI bonus scheme. These performance conditions were chosen so as to align the STI payments to the operational performance of the Company or the division.

The operational targets consist of a number of Key Performance Indicators ("KPI's") as part of the annual budget setting processes for financial measures of performance supporting the Company's annual targets. For Messrs J.R. Kirby, R.G. Kirby and G.W. Burke, these measures include criteria relating to profitability, cash flow, and share price growth. Mr. P.M. Harvie declined to accept his 2006 STI bonus from Austereo. All bonuses, including any recommended STI bonus payments for Executive Directors and senior managers, are approved by their respective Remuneration Committees.

As future STI bonuses are dependent on a number of external variables, including the future share price of the Company's securities and the financial performance of the consolidated entity, it is not possible to estimate the minimum or maximum bonuses that might be payable in subsequent financial years.

In addition, transaction based specific bonuses may be payable to one or more Executive Directors and senior managers where specific medium term strategic challenges are encountered. In particular, the senior management involved in the successful completion in October 2005 of the financial restructuring by the Company of its film production interests with the Crescent Entertainment parties and the effective creation of Village Roadshow Pictures Group ("VRPG") resulted in cash bonuses being paid to Messrs G.W. Burke, G. Basser, B. Berman, S. Krone and other VRPG senior executives.

The STI bonus payments made to each of the Executive Directors and relevant senior managers in the periods ending 30 June 2007 and 30 June 2006 are detailed on pages 31 to 33 of this Remuneration Report.

(e) Variable Remuneration – Long Term Incentive ("LTI")

(i) Objective

The objective of the Company's various LTI plans is to reward Executive Directors and senior managers in a manner which assists in aligning this element of their remuneration with the creation of shareholder wealth.

Over the past five years there have been six different LTI plans within the consolidated entity:

- The issue of options over ordinary shares to the Managing Director;
- The Company's Executive Share Plan and Loan Facility ("ESP");
- The Company's Senior Executive Share Plan and Loan Facility ("SESP")
- Austereo Group Limited's Executive Share Plan and Loan Facility ("AESP");
- The Village Roadshow Pictures Group's Long Term Incentive shadow equity plan ("VRPG LTI"); and
- The Company's legacy Executive and Employee Option Plan ("EOP")

Participation in the LTI plans listed above for the Company's Directors and executives are set out in Note 26 of the Financial Report.

The LTI plans are not designed specifically to remunerate Executive Directors or senior managers, unlike their fixed compensation or their STI bonus arrangements, and, other than the VRPG LTI, have no specific performance conditions for the vesting of such benefits other than tenure and share price performance. Instead the LTI's are primarily intended to encourage a sense of ownership with those Executive Directors and senior managers to whom the LTI's are granted and to assist in aligning their long term interests with those of shareholders, and may be regarded as a partial retention mechanism by the Company. The characteristics and performance conditions of the VRPG LTI are outlined below on pages 27 and 28 of this Remuneration Report.

Other than the VRPG LTI, the benefits, if any, under the LTI plans are linked to the performance of the Company via its share price. The Company considers that the five year period over which the ESP and SESP shares (or four year period for the AESP as applicable) are 'earned' and the long term horizon of the loans from the consolidated entity for the ESP, SESP, AESP and EOP for the duration of Executive Directors' and senior managers' employment are appropriate given the shorter term performance hurdles to which each employee is subject. Similarly, the three, four and five year vesting periods of the ordinary options granted to Mr. G.W. Burke and the significant uplift of the exercise price thresholds of each tranche of options are designed to encourage performance from the Company's Managing Director and to closely align Mr. Burke's interests with those of shareholders.

Other than as noted below, no options have been granted, exercised or lapsed during the reporting period. Details of unissued shares under option, shares issued as a result of the exercise of options and 'in substance options' held during the period in relation to Key Management Personnel of the Company are set out in Note 26 of the Financial Report.

The Company has used the fair value measurement provisions of AASB 2: *Share-based Payment* for all options or equity instruments granted to Directors and relevant senior executives after 7 November 2002 which have not vested as at 1 January 2005. Under AASB 2: *Share-based Payment* these are all deemed to be 'in substance options' even where the equity instrument itself is not a share option.

The fair value of such 'in substance option' grants are disclosed as part of Director and senior manager compensation and are amortised on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to 'in substance options' that never vest (i.e. forfeitures).

From 1 January 2005, options or 'in substance options' granted as part of Director and senior manager compensation have been valued using the Black Scholes or binomial option-pricing model or the Monte Carlo simulation technique, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

A detailed summary of these various LTI plans is set out below.

(ii) Structure

(A) Option Plan for Managing Director

The LTI grant to Mr. G.W. Burke was delivered in the form of six million options over ordinary shares in the Company, approved by special resolution of the Company's shareholders on 15 May 2001.

Two million options are exerciseable at an exercise price of $3.00 not earlier than 15 May 2004; two million options are exerciseable at an exercise price of $4.00 not earlier than 15 May 2005; and two million options are exerciseable at an exercise price of $5.00 not earlier than 15 May 2006.

4. EXECUTIVE DIRECTOR AND SENIOR MANAGER COMPENSATION (continued)

(e) Variable Remuneration – Long Term Incentive ("LTI") (continued)

All the options are exerciseable no later than 30 November 2007 or two years following the cessation of Mr. Burke's employment with the Company, whichever is the earlier.

The fair value of each option is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions used for grants made on 15 May 2001:

- Expected volatility: 30%;
- Historical volatility: 30%;
- Risk-free interest rate: 5.53% (options vesting 15 May 2004) and 5.66% for the remainder;
- Expected life of options: 5 years (options vesting 15 May 2004) and 6 years for the remainder.

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. The resulting fair values per option are:

Number of Options	Grant Date	Vesting Date	Fair Value
2,000,000	15 May 2001	15 May 2004	$0.172
2,000,000	15 May 2001	15 May 2005	$0.152
2,000,000	15 May 2001	15 May 2006	$0.107

Currently, these fair values are not recognised as expenses in the financial statements, in accordance with AASB 2, as the options were issued prior to 7 November 2002. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $nil for the 2007 financial year (2006: $38,558). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest). The notional adjusted equity value of Mr. Burke's options and the percentage of his total remuneration is detailed on page 31 of this Remuneration Report.

(B) Executive Share Plan and Loan Facility ("ESP")

The Company's ESP was approved by shareholders on 19 November 1996 and allows for the issue of up to 5% of the Company's issued A Class preference shares to executives and employees of the consolidated entity and significant associated entities. Directors of the Company are not eligible to participate in the ESP. All grants to Mr. P.M. Harvie under the ESP were in his capacity as an executive of the consolidated entity and were prior to him becoming a Director of the Company.

Offers are at the discretion of the Directors and preference shares are issued at the 5-day weighted average price on the market prior to allotment, rounded up to the next whole cent. The shares are held directly by the executive who pays for the allotment by obtaining a loan from the consolidated entity which holds the ESP shares as security.

The shares are 'earned' at the rate of 20% per year over five years from date of issue. The loan bears interest at ten cents per share per annum and the first ten cents of every dividend per share is used to repay the interest accrued and 50% of the remaining dividend per share is used to repay the capital amount of the loan.

If the executive resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Directors. In circumstances where the market value of the remaining ESP shares at the end of the six month period is less than the amount owing on the loan, then the Company will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. This is the basis on which they have been classified as 'in substance options'.

On 17 March 2005, 150,000 preference shares were allotted to Mr. P.S. Leggo according to his employment contract. Under AASB 2: *Share-based Payment* this allotment is deemed to be of 'in substance options' even though the equity instrument itself is not a share option.

The fair value of each option for Mr. Leggo was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 17 March 2005:

- Value per loan per share: $1.92;
- Expected volatility: 22% – based on historical volatility;
- Risk-free interest rate: 5.62% – the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr Leggo are:

Number of Options	Grant Date	Vesting Date	Fair Value
30,000	17 March 2005	17 March 2006	$0.33
30,000	17 March 2005	17 March 2007	$0.33
30,000	17 March 2005	17 March 2008	$0.33
30,000	17 March 2005	17 March 2009	$0.33
30,000	17 March 2005	17 March 2010	$0.33

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $11,240 for the 2007 financial year (2006: $19,676). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Mr. Leggo's 'in substance options' and the percentage of his total remuneration is detailed on page 32 of this Remuneration Report.

On 31 January 2007, 150,000, 200,000, 150,000, 300,000 and 350,000 preference shares were allotted to Messrs P.S. Leggo, S.T. Phillipson, T.N. Pane, T. Carroll and Ms. J.E. Raffe respectively. The total number of preference shares allotted to these Key Management Personnel was 1,150,000. Under AASB 2: *Share-based Payment* this allotment is deemed to be of 'in substance options' even though the equity instrument itself is not a share option.

The fair value of each 'in substance option' for Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, T. Carroll and Ms. J.E. Raffe was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 31 January 2007:

- Value per loan per share: $3.14;
- Expected volatility: 25% – based on historical volatility;
- Risk-free interest rate: 5.971% – the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, T. Carroll and Ms. J.E. Raffe are:

Number of Options	Grant Date	Vesting Date	Fair Value
230,000	31 January 2007	31 January 2008	$0.919
230,000	31 January 2007	31 January 2009	$0.919
230,000	31 January 2007	31 January 2010	$0.919
230,000	31 January 2007	31 January 2011	$0.919
230,000	31 January 2007	31 January 2012	$0.919

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $199,663 for the 2007 financial year (2006: $nil). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, T. Carroll and Ms. J.E. Raffe's 'in substance options' and the percentage of their total remuneration is detailed on page 32 of this Remuneration Report.

On 28 April 2006, 533,333 preference shares were allotted to Mr. G. Basser at $1.40 in accordance with previous commitments between the executive and the Company in May 2002. The intention of the parties was to put Mr Basser in the same position as though the allotment had gone ahead in May 2002. Under AASB 2: *Share-based Payment* this allotment is also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

This allotment replaced 533,333 preference shares held under the ESP by Mr. Basser since 2002 which were bought back and cancelled for their issue price by the Company. The carried forward accrued interest of approximately $0.25 per share was transferred to the new ESP loans for Mr. Basser resulting in a starting loan balance in April 2006 of $1.65 per share.

The 2002 notional allotment had a performance hurdle of 10% per annum compound share price growth with vesting set at the standard ESP vesting rate of 20% per annum. By April 2006, 80% of these notional ESP shares would have vested, as the performance for the first four tranches would have been achieved based on the then market price ($2.05) having exceeding the target share price, with the remaining 20% vesting in April 2007 based on a market price of approximately $2.24 per share.

4. EXECUTIVE DIRECTOR AND SENIOR MANAGER COMPENSATION (continued)

(e) Variable Remuneration – Long Term Incentive ("LTI") (continued)

The fair value of each 'in substance option' for Mr Basser was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 28 April 2006:

- Value per loan per share: $1.65;
- Expected volatility: 25% – based on historical volatility;
- Risk-free interest rate: 5.68% – the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr Basser are:

Number of Options	Grant Date	Vesting Date	Fair Value
426,666	28 April 2006	28 April 2006	$0.55
106,667	28 April 2006	28 April 2007	$0.55

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $48,541 for the 2007 financial year (2006: $244,792). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Mr. Basser's 'in substance options' and the percentage of his total remuneration is detailed on pages 32 and 33 of this Remuneration Report.

On 30 April 2006, Mr. Basser ceased to be a senior executive of the Company but remains a senior executive of the consolidated group at the end of the 2007 financial year.

(C) Senior Executive Share Plan and Loan Facility ("SESP")

The Company's SESP was approved by shareholders on 25 November 2005 and allows for the issue of 1,000,000 ordinary shares and 1,000,000 preference shares in the capital of the Company to the Company's then Finance Director, Mr. P.E. Foo, under a Share Subscription and Loan Deed.

The SESP shares were issued at the 5-day weighted average price on the market prior to allotment, which was on 14 December 2005, rounded up to the next whole cent. The shares are held directly by Mr. Foo who pays for the allotment by obtaining a loan from the economic entity which holds the SESP shares as security.

As with the ESP, the SESP shares are 'earned' at the rate of 20% per year over five years from date of issue. The loans bear interest at ten cents per preference share and seven cents per ordinary share per annum with the first ten cents per preference share and seven cents per ordinary share of every dividend used to repay the interest accrued. 50% of any remaining dividends per share are used to repay the capital amount of the loans, which loans must be repaid within 8 years (by December 2013).

If Mr. Foo resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Directors. In circumstances where the market value of the remaining SESP shares at the end of the six month period is less than the amount owing on the loan, then the Company will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. This is the basis on which they have been classified as 'in substance options'. Under AASB 2: *Share-based Payment* this allotment is also deemed to be of 'in substance options' even though the equity instrument itself is not an option.

The fair value of each 'in substance option' is estimated on the date of grant using the binomial option-pricing model with the following assumptions used for preference share grants made on 14 December 2005:

- Value per loan per share: $2.29;
- Expected volatility: 25% – based on historical volatility;
- Risk-free interest rate: 5.41% – the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' relating to preference shares for Mr. Foo are:

Number of Options	Grant Date	Vesting Date	Fair Value
200,000	14 December 2005	14 December 2006	$0.50
200,000	14 December 2005	14 December 2007	$0.50
200,000	14 December 2005	14 December 2008	$0.50
200,000	14 December 2005	14 December 2009	$0.50
200,000	14 December 2005	14 December 2010	$0.50

The fair value of each 'in substance option' is estimated on the date of grant using the binomial option-pricing model with the following assumptions used for ordinary share grants made on 14 December 2005:

- Value per loan per share: $2.67;
- Expected volatility: 30% – based on historical volatility;
- Risk-free interest rate: 5.41% – the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' relating to ordinary shares for Mr. Foo are:

Number of Options	Grant Date	Vesting Date	Fair Value
200,000	14 December 2005	14 December 2006	$0.90
200,000	14 December 2005	14 December 2007	$0.90
200,000	14 December 2005	14 December 2008	$0.90
200,000	14 December 2005	14 December 2009	$0.90
200,000	14 December 2005	14 December 2010	$0.90

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $174,087 for the 2007 financial year (2006: $123,863) for the preference share 'in substance options' and of $313,356 for the 2007 financial year (2006: $222,953) for the ordinary share 'in substance options'. Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest).

The notional adjusted equity value of Mr. Foo's 'in substance options' and the percentage of his total remuneration is detailed on page 31 of this Remuneration Report.

On 19 March 2007, Mr. Foo resigned as a director of the Company but, as Group Chief Operating Officer, remains a senior executive of the Company at the end of the 2007 financial year.

(D) Austereo Group Limited's Executive Share Plan and Loan Facility ("AESP")

The AESP, and the specific grant of shares to Messrs P.M. Harvie and M.E. Anderson, was approved by shareholders of Austereo on 19 January 2001, and allows for the issue of up to 5% of Austereo's issued ordinary shares to executives and employees of the Austereo consolidated entity. Executive Directors of Austereo are eligible to participate in the AESP.

Offers are at the discretion of the Austereo Directors and ordinary shares are issued at the five-day weighted average price on the market prior to allotment, rounded up to the next whole cent. The shares are held directly by the Austereo executive who pays for the allotment by obtaining a loan from the Austereo consolidated entity which holds the AESP shares as security.

The shares are 'earned' at the rate of 25% per year over four years from date of grant. The loan bears interest at six cents per share per annum and the first six cents of every dividend per share is used to repay the interest accrued and 50% of the remaining dividend per share is used to repay the capital amount of the loan.

If the executive resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Austereo's Directors. In circumstances where the market value of the remaining AESP shares at the end of the six month period is less than the amount owing on the loan, then Austereo will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. This is basis on which they have been classified as 'in substance options'.

Under AASB 2: *Share-based Payment*, any allotments under the AESP are also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

(E) Village Roadshow Pictures Group Long Term Incentive shadow equity plan ("VRPG LTI")

Village Roadshow Pictures Group ("VRPG"), the Company's motion picture production division, issued certain rights (called "Performance Units")

4. EXECUTIVE DIRECTOR AND SENIOR MANAGER COMPENSATION (continued)

(e) Variable Remuneration – Long Term Incentive ("LTI") (continued)

in relation to VRPG to certain senior executives of VRPG with effect from 1 November 2005, being the date of the financial restructuring by the Company of its film production interests with the Crescent Entertainment parties and the effective establishment of VRPG. Further details of this transaction were set out in Note 28 of the 2005 financial statements of the Company, including the underlying transaction value for 100% of the "Hollywood" film production component of the division of US$230 million.

The Performance Units vest at the rate of 20% per annum commencing from 31 December 2006. If a Trigger Event occurs, the holder of vested Performance Units will be paid an amount in cash or, in the case of an Initial Public Offering ("IPO") only, granted an option, subject to meeting a performance condition at the time of the Trigger Event, to purchase a specified percentage of equity in VRPG at a specified price.

A Trigger Event is defined as when substantially all of the equity in VRPG is sold or when a Liquidity Event occurs. A Liquidity Event is when the shareholders of VRPG receive a substantial amount of cash or when there is a sale of significant assets of VRPG, including should an IPO of VRPG occur. The Performance Condition that must be met is that the capital value of VRPG must have increased by 8% compound per annum from 1 November 2005 to when one of the Trigger Events occurs.

If an employee of VRPG leaves before one of the events has occurred, VRPG has an option to buy back the vested Performance Units using a specified formula to determine the capital value.

There are two types of Performance Units – Category A provides for five executives (including Messrs G. Basser and S. Krone and Ms. D. Goldberg) in total to own Performance Rights equivalent to 5.05% of the equity of VRPG based on the capital value of VRPG at 1 November 2005 of US$230 million, and Category B is a right for Mr. B. Berman to own Performance Rights equivalent to 2.5% of the equity of VRPG for no consideration.

The fair value of each Category A Performance Unit right is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used for grants made on 1 November 2005:

- Expected volatility: 40-50%;
- Exercise Price: US$230 million;
- Dividend Yield: 12% (expectation by the Company that the initial investment will be recouped in 8 years);
- Risk-free interest rate: 4.5% – zero coupon on US Government bond, converted to a continuously compounded rate;
- Expected life of options: 8 years (assuming when one of the Trigger Events will occur);
- Exchange Rate: 0.7458 as at 1 November 2005.

The resulting fair values per option for those Category A Performance Unit rights are:

Number of Options	Grant Date	Vesting Date	Fair Value
20% of 5.05% of VRPG	1 November 2005	31 December 2006	$358,005
20% of 5.05% of VRPG	1 November 2005	31 December 2007	$358,005
20% of 5.05% of VRPG	1 November 2005	31 December 2008	$358,005
20% of 5.05% of VRPG	1 November 2005	31 December 2009	$358,005
20% of 5.05% of VRPG	1 November 2005	31 December 2010	$358,004

The fair value of each Category B Performance Unit option is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used for grants made on 1 November 2005:

- Expected volatility: 40-50%;
- Exercise Price: nil;
- Dividend Yield: 12% (expectation by the Company that the initial investment will be recouped in 8 years);
- Risk-free interest rate: 4.5% – zero coupon on US Government bond, converted to a continuously compounded rate;
- Expected life of options: 8 years (assuming when one of the Trigger Events will occur);
- Exchange Rate: 0.7458 as at 1 November 2005.

The resulting fair values per option for those Category B Performance Unit rights are:

Number of Options	Grant Date	Vesting Date	Fair Value
20% of 2.5% of VRPG	1 November 2005	31 December 2006	$241,083
20% of 2.5% of VRPG	1 November 2005	31 December 2007	$241,083
20% of 2.5% of VRPG	1 November 2005	31 December 2008	$241,083
20% of 2.5% of VRPG	1 November 2005	31 December 2009	$241,084
20% of 2.5% of VRPG	1 November 2005	31 December 2010	$241,084

These Performance Unit grants have been amortised over the vesting periods resulting in an increase in employee benefits expense, based on the mid-point of the ranges of values using average US$/A$ exchange rate during the fiscal year of 0.7907 (2006: 0.7463). This amounts to a total of $221,687 for Category A for the 2007 financial year (2006: $273,487) and $368,449 for Category B for the 2007 financial year (2006: $364,727). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

The notional adjusted equity value of Messrs Basser, Berman and Krone and Ms. Goldberg's options and the percentage of their total remuneration is detailed on pages 32 and 33 of this Remuneration Report. Subject to the completion of the VREG merger referred to on page 24 of this Remuneration Report, the VRPG LTI will be reset at the VREG level and equity-accounted, rather than the existing VRPG level, which is consolidated.

(F) Executive and Employee Option Plan ("EOP")

The Company's EOP was approved by shareholders in November 1993 and allows for the issue of options over the Company's issued ordinary and A Class preference shares to executives and employees of the consolidated entity. Directors of the Company were not eligible to participate in the EOP. All grants to Mr. P.M. Harvie under the EOP were in his capacity as an executive of the consolidated entity and were made prior to him becoming a Director of the Company. The options were exerciseable at the end of years one, two, three, four and five after the date of grant and were often exercised by obtaining a loan from the consolidated entity which held the resulting shares as security.

Dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan. The EOP is a legacy equity-linked performance plan as further allotments under the EOP were discontinued when the ESP was introduced in 1996, but existing shares and loans held by continuing participants remain.

(G) Holdings of Executive Directors and Senior Managers

Other than the allotments to those participants named above, there have been no allotments to Executive Directors or senior managers under any share based payment plan during the financial period.

Details of the loans for such 'in substance options' held by Key Management Personnel of the Company, including their personally-related entities, under the share based payment plans during the financial period are set out in Note 26 of the Financial Report.

Allotments to any Director or senior executive, including their personally-related entities, under the share based payment plans during the financial period and the relevant loans during the financial period are set out in Note 26 of the Financial Report.

During the financial year, the number of shares in the Company and in Austereo in which the Directors and senior executives of the Company have a relevant interest, including their personally-related entities, are set out in Note 25 of the Financial Report.

(f) Other benefits

The Company has other compensation arrangements with some executives and senior managers such as travel and entertainment reimbursement for business purposes only, relocation and expatriate related costs, health insurance expenses and either Company maintained vehicles or car allowances.

In addition the payment of superannuation or retirement benefit amounts within prescribed statutory limits are made, including various ancillary insurance covers, depending on the jurisdiction in which the Executive Director or relevant senior manager is based and the local market practices applicable. The details of the value of these benefits are set out on pages 31 to 33 of this Remuneration Report.

4. EXECUTIVE DIRECTOR AND SENIOR MANAGER COMPENSATION (continued)

(f) Other benefits (continued)

The Company concluded an agreement with Mr R.G. Kirby in December 2005 to provide him with a $2 million fully secured revolving loan facility for a 5 year term, repayable earlier in the event that Mr Kirby's employment with the Company ceased. The interest rate applicable to the loan was the higher of the Fringe Benefits Tax rate set by the Australian Taxation Office (currently 7.3%) and the Company's cost of borrowing plus a margin of 0.50%. The loan was repaid in full with accrued interest on 29 March 2007. No compensation value has been attributed to this loan as it was on arms length terms and conditions.

5. COMPANY PERFORMANCE


Ordinary Share Price – Relative Performance
Preference Share Price – Relative Performance
S&P ASX200 – Relative Performance
Relative Performance (%)
500
450
400
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007

ASX200 month end closing price history - Commonwealth Securities Limited

The above chart shows the relative performance in percentage terms of the Company's ordinary and preference share prices against the performance of the ASX200 index since July 2003. Despite high global commodity prices reflecting strong share prices in the mining and resources sector within the ASX200 index, the Company's relative share price performance has remained strong.


EPS (CPS)
TSR (A$)
Total EPS excluding material items and discontinued operations
Executive Director Total Aggregate Remuneration – excluding equity
Top 5 Company Executives – Total Aggregate Remuneration – excluding equity
Total Shareholder Return (on $1,000 invested on 1 July 2002)
Rem (A$'000)
20
15
10
5
0
3,500
3,000
2,500
2,000
1,500
1,000
500
0
20,000
16,000
12,000
8,000
4,000
0
2003
2004
2005
2006
2007

Total Shareholder Return - Merrill Lynch International (Australia) Limited

The above chart reflects the Total Shareholder Return ("TSR") of the Company for the current reporting period and in each of the four preceding years. It is based on the investment of $1,000 in ordinary shares on 1 July 2002 and demonstrates the impact on shareholders of investing in ordinary shares over that five year time frame. The chart also shows the growth in Earnings Per Share ("EPS"), shown in cents per share, over the same five year period - this is the total EPS as at 30 June over each of the five years, excluding material items and discontinued operations, measured against the weighted average ordinary and preference shares on issue at each 30 June year-end. The EPS for 2003 and 2004 are historical results that have not been restated to reflect any changes resulting from measurement under AIFRS methodology.

Overlaid over the TSR and EPS data is the total aggregate annual remuneration, including bonuses from all sources, of the four Executive Directors including Mr. P.E. Foo to 19 March 2007, but excluding Mr. P.M. Harvie who is remunerated by Austereo. Excluded from the total aggregate remuneration is the notional equity value of Mr. Burke's ordinary options issued in May 2001 and Mr. Foo's SESP shares issued in December 2005 as described above. Similarly, the total aggregate annual remuneration, including bonuses from all sources, of the five continuing Company relevant senior managers is superimposed over the TSR and EPS performance of the Company.

It is inappropriate to directly link the individual remuneration of the relevant senior managers of the consolidated entity to the performance of the Company as a whole due to their individual divisional performance criteria.

The movement in total Executive Director remuneration since 2003 has broadly followed the increase in TSR and EPS. The trend line also recognises the voluntary 20% cut in base salary taken by Messrs J.R. Kirby, R.G. Kirby, G.W. Burke and P.E. Foo in September 2002, which was partly reversed in April 2005. Growth in underlying shareholder value, measured by TSR, over the previous 5 years has for the most part outstripped any rise in total Executive Directors' aggregate remuneration. In particular, the special dividends and capital return paid by the Company in the 2007 financial year positively impacted on TSR for the current period, increasing by approximately 59% in the 12 months to 30 June 2007.


CFROI (%)
Share Price (A$)
Cash Flow Return on Investment
Executive Directors – Aggregate Annual Bonus Remuneration
Top 5 Company Executives – Aggregate Annual Bonus Remuneration
Share Price – Ordinary
Rem (A$'000)
20
15
10
5
0
4
3
2
1
0
5,000
4,000
3,000
2,000
1,000
0
2003
2004
2005
2006
2007

Ordinary share price month end closing price history - Commonwealth Securities Limited

The above chart reflects the total aggregate annual STI bonus remuneration of the four Executive Directors for the current reporting period and in each of the four preceding years, including Mr. P.E. Foo, but excluding Mr. P.M. Harvie who is remunerated by Austereo. Similarly, the total aggregate annual STI bonus remuneration of the five continuing relevant senior managers of the Company is also shown.

Due to the individual divisional performance bonus criteria applicable to the relevant senior managers of the consolidated entity, it is not appropriate to reflect their divisional STI bonus payments measured against the overall performance of the Company as a whole.

The bonus amounts shown for the three Executive Directors, Messrs J.R. Kirby, R.G. Kirby and G.W. Burke, are those accrued for the year to which the payment relates. However the STI bonuses of Mr P.E. Foo and of senior managers shown above and set out in the tables on pages 31 and 32 of this Remuneration Report, are discretionary and are payable at the end of each calendar year, hence they relate to the performance of the Company in the prior period. The chart has not been amended to reflect this timing difference.

The calculation of annual bonuses for the three named Executive Directors is divided into two components; one is driven by Cash Flow Return on Investment ("CFROI") and the other is determined by share price performance. The two components together derive the movement in the Executive Directors' overall bonuses. For the purposes of calculating bonuses for these three Executive Directors, the CFROI used relates to normalised EBITDA as a percentage of capital employed, and capital employed is represented by total shareholders capital plus net debt. Bonuses are calculated based on the growth in the ratio from year to year. As the relevant criteria for the payment of an annual bonus to the three Executive Directors were not met in the year ended 30 June 2006, no bonuses were due or payable.

Similarly, the total aggregate annual STI bonus remuneration of the five continuing relevant senior managers of the Company has been broadly steady over the last several years.

Where one-off 'transactional bonuses' have been paid arising from the successful completion of specific medium term strategic initiatives, these have been excluded for comparative purposes. These include a transactional bonus for Mr. Basser for the successful completion of the refinancing of the Company's Film Production division in the June 2003 reporting period and transactional bonuses to Mr Basser and to Mr Burke for the successful financial re-engineering of the Village Roadshow Pictures Group with Crescent Entertainment Inc. in October 2005.

6. EMPLOYMENT CONTRACTS

Compensation and other terms of employment for the Company's Managing Director, the Executive Chairman of Austereo Group Limited, the Company's five relevant senior managers and relevant senior managers of the consolidated entity with the highest remuneration, are formalised in service agreements.

The main terms of all major contracts and bonus payments are reviewed by the Remuneration Committee. The major provisions of the service agreements of these officers relating to compensation are as set out below.

(a) Executive Directors

The names of the Executive Directors and their titles and roles are set out on pages 18 and 19 of the Directors' Report.

Mr. G.W. Burke's five year contract with the Company as Managing Director expires on 14 December 2010. In addition to base salary, superannuation and motor vehicle, CPI adjusted, an annual incentive performance bonus is payable for achieving certain market capitalisation and CFROI levels. The contract also provides for the grant of six million options over ordinary shares (as described above and which expire on 30 November 2007) and a loan of up to $2 million on terms and conditions to be agreed by the Remuneration Committee of the Company. Other than a global twelve month non-compete clause, the contract does not provide for pre-determined compensation in the event of termination.

Mr. P.M. Harvie's contract with Austereo Pty Ltd as Executive Chairman of the Company's controlled entity, Austereo Group Limited, expires on 30 June 2009. In addition to base salary and superannuation, CPI adjusted, an annual discretionary performance bonus is payable together with participation in the ESP and AESP. Payment for termination without cause is equal to twelve months of salary. Mr. Harvie declined to accept his STI bonus from Austereo for 2006.

The Company's Group Chief Operating Officer (formerly Finance Director until 19 March 2007), Mr. P.E. Foo, does not have a formal service agreement with the Company, however the Company is required to give Mr. Foo twelve months notice in writing of his termination, and vice versa.

(b) Company senior managers

The names and respective positions of the Company's five senior managers with the highest remuneration for the period ended 30 June 2007 are set out below:

VILLAGE ROADSHOW LIMITED

Name	Position	Employer
Tony N. Pane	Chief Tax Counsel	Village Roadshow Limited
Simon T. Phillipson	General Counsel	Village Roadshow Limited
Philip S. Leggo	Group Company Secretary	Village Roadshow Limited
Timothy Carroll	Chief Marketing Officer	Village Roadshow Limited
Julie E. Raffe	Chief Financial Officer	Village Roadshow Limited

Messrs P.S. Leggo, A.N. Pane and S.T. Phillipson all have service agreements with the Company expiring respectively on 30 November 2007, 31 December 2008 and 31 January 2009, and Mr. Phillipson's contract has an option to extend for a further two years at the Company's option. Ms. Raffe's service agreement expires on 30 November 2009, and Mr. T. Carroll has an ongoing employment agreement. In addition to base salary and superannuation, and a Company motor vehicle provided to Mr. Leggo and Ms. Raffe, all above named Company executives are eligible to be paid an annual discretionary performance bonus, which in the case of Mr. Carroll depends on performance against nominated EBITDA targets. Mr. Pane's contract has a non-standard leave entitlement for flexible working arrangements. Payment for termination without cause under these employment contracts for Messrs. Leggo, Carroll and Phillipson and Ms. Raffe is equal to twelve months of salary. None of the above contracts provide for pre-determined compensation in the event of termination.

The Company may terminate an employment contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the senior manager is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested LTI plan shares and 'in substance options' will immediately be forfeited.

(c) Consolidated entity senior managers

The names and respective positions of the five relevant senior managers of the consolidated entity with the highest remuneration for the periods ended 30 June 2007 are set out below:

VILLAGE ROADSHOW LIMITED CONSOLIDATED ENTITY

Name	Position	Employer
Bruce Berman	Chairman & Chief Executive Officer	Village Roadshow Pictures Entertainment Inc.
Gregory Basser	Chief Executive Officer, Village Roadshow Entertainment Group USA	Village Roadshow Limited (to 30/4/2006) and Village Roadshow Pictures Entertainment Inc. (from 1/5/2006)
Dana Goldberg	President of Production	Village Roadshow Pictures Entertainment Inc.
Tony N. Pane	Chief Tax Counsel	Village Roadshow Limited
Steve Krone	President & Chief Operating Officer (resigned 31 December 2006)	Village Roadshow Pictures Entertainment Inc.

The top five relevant senior managers of the consolidated entity includes the Company executive Mr. T.N. Pane (2006: Messrs G. Basser and T.N. Pane) whose contract details are provided above.

Until 30 April 2006, Mr. G. Basser had an executive employment contract with the Company in his role as Director - Commercial & Legal, Group Executive in charge of Production. In addition, a separate Consultancy Agreement with Greg Basser Pty. Ltd. existed for legal services to the economic entity. Both contracts have now been superceded from 1 May 2006, following Mr. Basser's relocation to Village Roadshow Pictures Group's Los Angeles offices, by a new employment agreement with Village Roadshow Pictures Entertainment Inc. to 30 June 2011 and a new consultancy agreement with Onbass Pty. Ltd. for services to Village Roadshow Film Administration Management Pty. Ltd. Both the former and the new employment agreements provide for base salary, CPI adjusted, and other benefits, together with an annual performance bonus. In addition Mr. Basser's employment contract with Village Roadshow Pictures Entertainment Inc. provides for his participation to the extent of 2.5% in Category A of the VRPG LTI shadow equity plan as outlined above.

The Consultancy Agreements provide for the payment of an annual retainer which is adjusted by CPI. None of the contracts provide for pre-determined compensation in the event of termination, however in the event that Mr. Basser's US based employment ceases and Mr. Basser returns to Australia, the Company will offer Mr. Basser an equivalent position and annual compensation of at least $1 million, less any compensation paid by VRPG, until 30 June 2011. If the Company breaches and either contract is terminated by the other party, it may claim for monies and benefits payable until expiry of the contract, subject to an obligation to mitigate.

Both Mr. B. Berman and Ms. D. Goldberg are employed by Village Roadshow Pictures Entertainment Inc. with contracts expiring on 30 June 2011 and 31 December 2010 respectively. In addition to base salary and ancillary benefits, both Mr. Berman and Ms. Goldberg are eligible to be paid an annual bonus linked to the performance of the Company's Film Production division, Village Roadshow Pictures Group ("VRPG"). There are no provisions for pre-determined compensation in the event of termination for either executive as the contracts are subject to mitigation obligations. In addition, both Mr. Berman and Ms. Goldberg participate to the extent of 2.5% and 0.75% respectively in Category B and Category A of the VRPG LTI shadow equity plan as outlined above. The Category B Performance Units replaced Mr. Berman's previous entitlement to 2.5% of the equity at no cost, or the sales proceeds thereof, if the majority of the Company's equity in Village Roadshow Pictures was floated or sold during his employment.

Mr. S. Krone was also employed by Village Roadshow Pictures Entertainment Inc. until 31 December 2006. In addition to base salary and ancillary benefits, Mr. Krone participated in a discretionary bonus scheme and in the ESP. Mr. Krone's 0.75% participation in Category A of the VRPG LTI was cancelled upon his cessation of employment.

Attached are the following tables:

- Remuneration of Directors of the Company for the periods ended 30 June 2007 and 30 June 2006
- Remuneration of five highest remunerated executives of the Company and of the consolidated entity for the periods ended 30 June 2007 and 30 June 2006.

Compensation of Directors of the Company for the periods ended 30 June 2007 and 30 June 2006

NAME OF DIRECTOR	POSITION* from/to	YEAR	NOTE	SHORT TERM BENEFITS Salary & Fees	Cash Bonus S.T.I.	Non-cash Benefits	Other	POST EMPLOYMENT Super-annuation	Retirement Benefits	LONG TERM BENEFITS Incentive Plans	Long Service Leave accrual	TERMIN-ATION BENEFITS	L.T.I. SHARE-BASED PAYMENT	TOTAL	TOTAL % PERFORM-ANCE RELATED PAY
John R. Kirby	Executive Chairman from 28/06/06	2007	1	1,782,500	551,466	11,305	-	105,113	-	-	29,731	-	-	2,480,115	22.24%
		%		71.87	22.24	0.46	-	4.24	-	-	1.20	-	-	100.00	
		2006		1,781,173	-	35,747	2,654	100,587	-	-	29,706	-	-	1,949,867	-
		%		91.35	-	1.83	0.14	5.16	-	-	1.52	-	-	100.00	
Robert G Kirby	Executive Deputy Chairman from 28/06/06	2007	1	1,779,472	551,466	158,551	6,055	105,113	-	-	178,180	-	-	2,778,837	19.85%
		%		64.04	19.85	5.71	0.22	3.78	-	-	6.41	-	-	100.00	
		2006		1,774,583	-	123,244	10,602	100,587	-	-	-	-	-	2,009,016	-
		%		88.33	-	6.13	0.53	5.01	-	-	-	-	-	100.00	
Graham W. Burke	Managing Director since 09/09/1988	2007	1	1,782,500	551,466	135,061	-	105,113	-	-	29,741	-	-	2,603,881	21.18%
		%		68.46	21.18	5.19	-	4.04	-	-	1.14	-	-	100.00	
		2006	3, 5	1,780,880	1,000,000	162,995	3,239	100,587	-	-	29,706	-	38,558	3,115,965	33.33%
		%		57.15	32.09	5.23	0.10	3.23	-	-	0.95	-	1.24	100.00	
Peter E. Foo	Finance Director to 19/03/07 then Group Chief Operating Officer from 19/03/07	2007	4, 6, 7	1,178,030	300,000	51,359	4,464	105,113	-	137,720	35,927	-	487,443	2,300,056	40.22%
		%		51.22	13.04	2.23	0.19	4.57	-	5.99	1.56	-	21.19	100.00	
		2006	6	1,147,282	625,000	46,998	3,598	100,587	-	-	30,877	-	346,816	2,301,158	42.23%
		%		49.86	27.16	2.04	0.16	4.37	-	-	1.34	-	15.07	100.00	
Peter M. Harvie	Executive Director since 20/06/2000	2007	2, 4	740,768	500,000	8,098	-	101,134	-	90,746	13,835	-	-	1,454,581	40.61%
		%		50.93	34.37	0.56	-	6.95	-	6.24	0.95	-	-	100.00	
		2006	2, 4	741,315	-	3,098	5,000	100,587	-	78,647	56,189	-	-	984,836	7.99%
		%		75.27	-	0.31	0.51	10.21	-	7.99	5.71	-	-	100.00	
William J. Conn	Independent Director since 12/03/1992	2007		52,752	-	-	-	62,248	-	-	-	-	-	115,000	-
		%		45.87	-	-	-	54.13	-	-	-	-	-	100.00	
		2006		105,504	-	-	-	9,496	-	-	-	-	-	115,000	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
Peter D. Jonson	Independent Director since 21/01/2001	2007		77,980	-	20,818	-	7,020	-	-	-	-	-	105,818	-
		%		73.69	-	19.67	-	6.63	-	-	-	-	-	100.00	
		2006		77,980	-	-	-	7,020	-	-	-	-	-	85,000	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
D. Barry Reardon	Independent Director since 24/03/1999	2007		141,250	-	-	-	-	-	-	-	-	-	141,250	-
		%		100.00	-	-	-	-	-	-	-	-	-	100.00	
		2006		145,000	-	-	-	-	-	-	-	-	-	145,000	-
		%		100.00	-	-	-	-	-	-	-	-	-	100.00	
David Evans	Independent Director since 02/01/07	2007		32,110	-	-	-	2,890	-	-	-	-	-	35,000	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
		2006		-	-	-	-	-	-	-	-	-	-	-	-
		%		-	-	-	-	-	-	-	-	-	-	-	
Robert Le Tet	Independent Director since 02/04/07	2007		19,495	-	-	-	1,755	-	-	-	-	-	21,250	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
		2006		-	-	-	-	-	-	-	-	-	-	-	-
		%		-	-	-	-	-	-	-	-	-	-	-	

* The start dates shown above for Positions held do not necessarily coincide with commencement dates – the dates of appointment of Directors are set out on pages 18 and 19.

1. Bonus amounts represent 2006/07 bonus due and payable. Director bonuses are calculated by reference to a cash flow return on investment measure together with a formula to reward superior weighted average share price and market capitalisation growth.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position. Mr. Harvie declined to accept his bonus from Austereo for 2006.
3. Includes amortised value of share based payment from grant of six million options over ordinary shares on 15 May 2001.
4. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's various Executive Share Plans.
5. Includes transaction bonus for successful completion of financial restructuring of Village Roadshow Pictures with Crescent Entertainment Inc in October 2005.
6. Includes amortised value of share based payment from grant of one million ordinary shares and one million preference shares under the Senior Executive Share Plan on 14 December 2005.
7. Includes remuneration for the whole 2007 financial year, including amounts after having resigned as an Executive Director of the Company on 19 March 2007, but continuing as Group Chief Operating Officer.

Compensation of the 5 Highest Remunerated Executives of the Company for the periods ended 30 June 2007 and 30 June 2006

				SHORT TERM BENEFITS				POST EMPLOYMENT		LONG TERM BENEFITS					
NAME OF EXECUTIVE	POSITION* from/to	YEAR	NOTE	Salary & Fees	Cash Bonus S.T.I.	Non-cash Benefits	Other	Super-annuation	Retirement Benefits	Incentive Plans	Long Service Leave accrual	TERMIN-ATION BENEFITS	L.T.I. SHARE-BASED PAYMENT	TOTAL	TOTAL % PERFORM-ANCE RELATED PAY
Tony N. Pane	Chief Tax Counsel	2007	2, 5	1,039,007	300,000	2,046	2,317	28,199	-	5,878	21,941	-	52,086	1,451,474	24.66%
	since 17/01/2000	%		71.58	20.67	0.14	0.16	1.94	-	0.40	1.51	-	3.59	100.00	
		2006		1,036,826	250,000	141	2,049	12,139	-	-	43,061	-	-	1,344,216	18.60%
		%		77.13	18.60	0.01	0.15	0.90	-	-	3.20	-	-	100.00	
Simon T. Phillipson	General Counsel	2007	2, 5	462,461	250,000	2,632	2,090	41,689	-	7,924	10,123	-	34,724	811,643	36.06%
	since 13/05/1996	%		56.98	30.80	0.32	0.26	5.14	-	0.98	1.25	-	4.28	100.00	
		2006		450,408	200,000	315	1,965	40,560	-	-	9,138	-	-	702,386	28.47%
		%		64.13	28.47	0.04	0.28	5.77	-	-	1.30	-	-	100.00	
Philip S. Leggo	Group Company Secretary	2007	2, 5	355,344	200,000	63,375	2,009	98,529	-	10,606	11,731	-	37,283	778,877	31.83%
	since 23/02/1993	%		45.62	25.68	8.14	0.26	12.65	-	1.36	1.51	-	4.79	100.00	
		2006	5	345,886	240,750	63,683	1,768	86,742	-	-	10,849	-	19,676	769,354	33.85%
		%		44.96	31.29	8.28	0.23	11.27	-	-	1.41	-	2.56	100.00	
Timothy Carroll	Chief Marketing Officer	2007	2, 5	399,213	200,000	37,105	12,572	45,469	-	11,789	25,775	-	26,043	757,966	31.38%
	since 06/03/00	%		52.67	26.39	4.90	1.66	6.00	-	1.56	3.40	-	3.44	100.00	
		2006		-	-	-	-	-	-	-	-	-	-	-	-
		%		-	-	-	-	-	-	-	-	-	-	-	
Julie E. Raffe	Chief Financial Officer	2007	2, 5	349,195	200,000	49,930	26,266	33,556	-	12,737	24,337	-	60,767	756,788	36.14%
	since 28/09/1992	%		46.14	26.43	6.60	3.47	4.43	-	1.68	3.22	-	8.03	100.00	
		2006		302,969	150,000	50,064	23,708	29,196	-	-	11,934	-	-	567,871	26.41%
		%		53.35	26.41	8.82	4.17	5.14	-	-	2.10	-	-	100.00	
Gregory Basser	Director, Commercial & Legal	2007		-	-	-	-	-	-	-	-	-	-	-	-
	from 01/02/1999 to 28/04/06	%		-	-	-	-	-	-	-	-	-	-	-	
	then CEO Village Roadshow	2006	1, 3, 4, 5, 6	978,382	1,250,000	315	54,022	33,800	-	-	15,647	-	512,918	2,845,084	61.96%
	Entertainment Group USA Inc	%		34.39	43.94	0.01	1.90	1.19	-	-	0.55	-	18.03	100.00	

* The start dates shown above for Positions held do not necessarily coincide with employment commencement dates.
1. Fees include amounts paid pursuant to contractual consultancy agreements for legal services.
2. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's Executive Share Plans.
3. As Mr Basser transferred his employment from the Company to the consolidated entity effective 1 May 2006, his compensation as a group executive during the period includes amounts paid by Village Roadshow Pictures Entertainment Inc.
4. Includes transaction bonus for successful completion of financial restructuring of Village Roadshow Pictures with Crescent Entertainment Inc in October 2005.
5. Includes amortised value of share based payment from grant of preference shares under the Executive Share Plan.
6. Includes amortised value of share based payment from grants for Performance Units under the Village Roadshow Pictures Group's Long Term Incentive Plan on 1 November 2005.

Compensation of the 5 Highest Remunerated Executives of the consolidated entity* for the periods ended 30 June 2007 and 30 June 2006

				SHORT TERM BENEFITS				POST EMPLOYMENT		LONG TERM BENEFITS					
NAME OF EXECUTIVE	POSITION# from/to	YEAR	NOTE	Salary & Fees	Cash Bonus S.T.I.	Non-cash Benefits	Other	Super-annuation	Retirement Benefits	Incentive Plans	Long Service Leave accrual	TERMIN-ATION BENEFITS	L.T.I. SHARE-BASED PAYMENT	TOTAL	TOTAL % PERFORM-ANCE RELATED PAY
Bruce Berman	Chairman & CEO	2007	7	1,771,570	1,359,394	51,854	-	-	-	-	-	-	364,727	3,547,545	48.60%
	Village Roadshow	%		49.94	38.32	1.46	-	-	-	-	-	-	10.28	100.00	
	Pictures Entertainment Inc.	2006	4, 7	1,495,157	1,138,952	-	54,938	36,836	-	-	-	-	364,727	3,090,610	48.65%
	since 01/01/2000	%		48.38	36.85	-	1.78	1.19	-	-	-	-	11.80	100.00	
Gregory Basser	Director, Commercial & Legal	2007	1, 5, 7	1,285,570	1,085,114	32,471	36,724	-	-	-	-	-	316,667	2,756,546	50.85%
	from 01/02/1999 to 28/04/06	%		169.61	143.16	4.28	4.85	-	-	-	-	-	41.78	100.00	
	then CEO Village Roadshow	2006	1, 3, 4, 5, 7	1,245,956	1,250,000	315	56,880	33,800	-	-	15,647	-	512,918	3,115,516	56.59%
	Entertainment Group USA Inc	%		39.99	40.12	0.01	1.83	1.08	-	-	0.50	-	16.46	100.00	
Dana Goldberg	President of Production,	2007	7	806,248	591,881	36,429	-	-	-	-	-	-	80,438	1,514,996	44.38%
	Village Roadshow Pictures	%		106.37	78.09	4.81	-	-	-	-	-	-	10.61	54.96	
	Entertainment Inc.	2006		-	-	-	-	-	-	-	-	-	-	-	-
	since 30/11/2005	%		-	-	-	-	-	-	-	-	-	-	-	
Tony N. Pane	Chief Tax Counsel	2007	2, 5	1,039,007	300,000	2,046	2,317	28,199	-	5,878	21,941	-	52,086	1,451,474	24.66%
	since 17/01/2000	%		71.58	20.67	0.14	0.16	1.94	-	0.40	1.51	-	3.59	100.00	
		2006		1,036,826	250,000	141	2,049	12,139	-	-	43,061	-	-	1,344,216	18.60%
		%		77.13	18.60	0.01	0.15	0.90	-	-	3.20	-	-	100.00	
Steve Krone	President & COO	2007	2	835,620	435,690	45,562	-	-	-	4,187	-	126,470	-	1,447,529	30.39%
	Village Roadshow	%		57.73	30.10	3.15	-	-	-	0.29	-	8.74	-	100.00	
	Pictures Entertainment Inc.	2006	2, 4, 7	870,963	401,983	-	62,682	36,836	-	3,220	-	-	80,438	1,456,122	33.35%
	from 31/03/2003 to 31/12/2006	%		59.81	27.61	-	4.30	2.53	-	0.22	-	-	5.52	100.00	
Michael E. Anderson	Chief Executive Officer	2007		-	-	-	-	-	-	-	-	-	-	-	-
	Austereo Group Limited	%		-	-	-	-	-	-	-	-	-	-	-	
	since 11/08/2003	2006	6	904,516	400,000	2,354	3,564	40,560	-	60,459	41,551	-	-	1,453,004	31.69%
		%		62.25	27.53	0.16	0.25	2.79	-	4.16	2.86	-	-	100.00	

* The start dates shown above for Positions held do not necessarily coincide with employment commencement dates.

\# Top 5 Executives of the consolidated entity (as per *Corporations Act* section 300A (1)(c)(iii)) includes Company executive Mr T Pane (2006 Messrs Basser and Pane) whose details are provided above.

1. Fees include amounts paid pursuant to contractual consultancy agreements for legal services.
2. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's Executive Share Plans.
3. As Mr Basser transferred his employment from the Company to the consolidated entity effective 1 May 2006, his compensation as a group executive during the period includes amounts paid by Village Roadshow Pictures Entertainment Inc.
4. Includes transaction bonus for successful completion of financial restructuring of Village Roadshow Pictures with Crescent Entertainment Inc in October 2005.
5. Includes amortised value of share based payment from grant of preference shares under the Executive Share Plan.
6. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans.
7. Includes amortised value of share based payment from grants for Performance Units under the Village Roadshow Pictures Group's Long Term Incentive Plan on 1 November 2005.

Corporate Governance

The following statement sets out a summary of the Company's corporate governance practices that were in place during the financial year and how those practices relate to the Principles of Good Corporate Governance and Recommendations issued by the Australian Securities Exchange Corporate Governance Council ("ASX Recommendations").

In ensuring the highest standards of ethical behaviour and accountability, the Board has included in its corporate governance policies those matters contained in the ASX Recommendations where applicable. However, the Board also recognises that full adoption of the above ASX Recommendations may not be practical nor provide the optimal result given the particular circumstances and structure of the Company.

BOARD OF DIRECTORS - ROLE AND RESPONSIBILITIES

The role of the Board is to provide leadership and direction to management and to agree with management the aims, strategies and policies of the Company. It is also responsible for the overall corporate governance of the Company.

In particular, the functions and responsibilities of the Board include:

- Final approval of corporate strategy and performance objectives;
- Reviewing and ratifying of the risk management and internal control framework, codes of conduct and legal and other internal compliance programs;
- Approval and monitoring of significant capital expenditure, capital management, acquisitions and divestitures in excess of A$10m;
- Approval and monitoring of significant financial and other reporting;
- Appointment and removal of the Managing Director; and
- Monitoring compliance with corporate governance policies and assessing the appropriateness and adequacy of corporate governance policies and implementing changes or additions that are deemed fitting.

In fulfilling this responsibility, the Board is supported by a number of committees whose composition is reviewed periodically. All Board Committees provide recommendations to the Board however the Executive Committee has specific powers delegated to it by the Board. With the exception of the Executive Committee, all Committees shall comprise a majority of Independent Directors and shall be suitably resourced.

BOARD OF DIRECTORS - COMPOSITION AND MEMBERSHIP

The composition of the Board is determined in accordance with the following principles:

- The Board shall comprise at least six Directors with an appropriate balance of Executive, Independent and Shareholder Directors, the definitions of which are set out below. From April 2007 the Board is comprised of a majority of Independent Directors.

  Executive Director: one in full time employment by the Company, either directly or through a consultancy;

  Independent Director: one who is not a substantial shareholder nor associated directly with a substantial shareholder, is non-executive and is not or has not been employed in an executive capacity nor principal of a material professional advisor or consultant within the last two years, is not a material supplier or customer, has no material contractual relationship other than as a director, is free from any interest or business or relationship which could reasonably be perceived to materially interfere with the director's ability to act in the best interests of the Company and who derives minimal or zero income (excluding Directors' Fees) from the Company compared to income from other sources;

  Shareholder Director: one with a prescribed direct, indirect or representative shareholding interest exceeding 5 percent of the total issued ordinary capital of the Company;
- The Board shall comprise Directors with an appropriate range of qualifications and specific industry expertise that will enable them to make a contribution to the deliberations of the Board.
- The Board shall meet at least six times per year. Meeting guidelines ensure that Directors are provided with all necessary information to participate fully in an informed discussion of all agenda items.
- Informal meetings of Independent Directors are held to discuss matters of mutual interest when necessary.

During the financial year the names of each Director, their respective role, appointment date and classification were:

Name/Role	Appointed	Classification
John R. Kirby *Chairman*	August 1988	Shareholder, Executive
Robert G. Kirby *Deputy Chairman*	July 2001	Shareholder, Executive
Graham W. Burke *Managing Director*	September 1988	Shareholder, Executive
Peter E. Foo *Finance Director**	February 1998 *	Executive
Peter M. Harvie *Executive Director*	June 2000	Executive
William J. Conn *Non-executive Director*	March 1992	Independent **
D. Barry Reardon *Non-executive Director*	March 1999	Independent
Peter D. Jonson *Non-executive Director*	January 2001	Independent
David J. Evans *Non-executive Director*	January 2007	Independent
Robert Le Tet *Non-executive Director*	April 2007	Independent

* On 19 March 2007 Mr. Foo resigned as Finance Director and was appointed as Group Chief Operating Officer.

** Notwithstanding Mr. Conn has served as a Director since 1992, the Company does not consider that Mr. Conn's tenure on the Board of the Company in any way adversely impacts on his independence.

The Company's constitution sets out the procedures to be followed regarding:

- the appointment, number and rotation of the Directors;
- the appointment of the Managing Director; and
- procedures for Directors' meetings, including voting.

Membership of the Board is the exclusive responsibility of the full Board of Directors, subject to the approval of the Company's shareholders in general meeting, based on recommendations from the Nomination Committee.

A formal Letter of Appointment is provided to incoming Directors together with such appropriate induction as may be required by the incoming Director.

All Directors have access to the Company Secretary and are entitled to seek independent professional advice at the Company's expense, subject to the prior approval of the Chairperson, such approval not to be unreasonably withheld.

The Chairperson of the Company is determined by the Board of Directors, recognising the Company's ownership structure. This is at variance to ASX Recommendations. Prior to April 2007, the Board was comprised of a majority of Executive Directors. In January and April 2007 respectively Messrs D. J. Evans and R. Le Tet were appointed as Non-executive Independent directors. With the resignation of Mr. P. E. Foo in March 2007 as Finance Director the Company's Board now comprises a majority of Non-executive Independent directors.

The Board is of the opinion that the executive roles of the Shareholder Directors (including the Chairperson) in the day to day operations of the Company adds value to the Company due to their material financial commitment and considerable experience in the Company's businesses. Notwithstanding the number of Independent Directors on the Board prior to April 2007, the Company considers that there is adequate monitoring of the Executive Directors.

AUDIT COMMITTEE

The Company established an Audit Committee in 1991. In accordance with its Charter, all three members of the Audit Committee are Independent Directors with appropriate skills, expertise and experience. The Chairperson of the Audit Committee is an Independent Director who is not the chairperson of the Board. The Audit Committee reports directly to the Board.

The role and responsibilities of the Audit Committee includes:

- Reviewing all external reporting (published financial statements including interim statements and year-end audited statements, preliminary announcement of results prior to publication) with management and the external auditors prior to their approval by the Board, focusing in particular on:
  - Significant changes in accounting policies and practices;
  - Major judgmental areas and significant audit adjustments;

AUDIT COMMITTEE (continued)

- Adequacy and reliability of financial information provided to shareholders; and
- Compliance with Statutory and Australian Securities Exchange reporting requirements;

- Discussing any matters arising from the audit with the external auditor;
- Reviewing the nomination, performance, independence and competence of the external auditor - Ernst & Young was appointed on 12 April 1989 and the audit partner was rotated off following completion of the 2003 financial year end audit;
- Approving the Internal Audit plan bi-annually and assessing the performance of the internal audit function;
- Receiving reports from the Corporate Governance and Compliance Committee and assessing the adequacy and effectiveness of the financial internal control framework and risk management procedures; and
- Discussing the scope and effectiveness of the audit with the external auditor.

The Managing Director and Chief Financial Officer provide written representations to the Board that the Company's financial reports present a true and fair view in all material respects of the Company's financial condition and operational results and are in accordance with relevant accounting standards.

During the financial year the Audit Committee comprised the following members with their respective appointment dates:

Name	Appointed	Role
William J. Conn	August 1992	Chairman, Independent Director
D. Barry Reardon	April 2000 *	Independent Director
Peter D. Jonson	February 2001	Independent Director
Robert Le Tet	April 2007	Independent Director

* Resigned March 2007.

The Audit Committee meets at least twice per year and the minutes of the Committee are provided to all Directors of the Company.

The Committee invites the audit partner to its meetings and senior Company executives as required. In addition the Audit Committee meets at least twice a year with the external auditor without management being present and the auditor is provided with the opportunity, at their request, to meet the Board of Directors without management being present.

NOMINATION COMMITTEE

The Company established a Nomination Committee in 1998. Prior to this, membership of and nominations to the Board had been the exclusive responsibility of the Board. In accordance with its Charter, the three members of the Nomination Committee include the Chairperson of the Company and comprise a majority of Independent Directors.

The role of the Nomination Committee is to monitor the composition of the Board in light of corporate governance best practice, and to periodically make recommendations to the full Board.

The responsibilities of the Nomination Committee include recommending new nominees to the Board, taking into account the required skill set, relevant industry expertise and experience of potential candidates to complement that of existing Board members. Consideration is also given to the size and shareholder structure of the Company such that an incoming director would be able to make an overall positive contribution to the deliberations of the Board without adversely impacting on efficient decision making by the Board as a whole.

During the financial year the Nomination Committee comprised the following members with their respective appointment dates:

Name	Appointed	Role
John R. Kirby	June 2006	Chairman, Executive Director
William J. Conn	July 1998	Independent Director
D. Barry Reardon	April 2000 *	Independent Director

* Resigned June 2007.

In July 2007 Mr. David J. Evans, also an Independent Director, was appointed to the committee.

The Nomination Committee meets at least annually and the Board is appraised by the Chairperson as appropriate on any relevant developments. The Board has recognised that based on its size and composition, a formal committee structure and procedures may not be optimal, and accordingly, the Nomination Committee may meet informally, on a 'needs' basis as and when a suitable candidate may be available for nomination.

Given the Company's ownership structure and the composition of the Board, the assessment of the Board's overall performance and its own succession plan has been previously conducted informally by the Chairperson and Directors on an ad hoc basis. In August 2004, a formal evaluation process under the guidance of the Nomination Committee was undertaken. Whilst this is at variance to ASX Recommendations, for the financial year ended June 2007, the Directors consider that at the date of this report an appropriate and adequate evaluation of Directors has been implemented.

EXECUTIVE COMMITTEE

In 1990 the Board established an Executive Committee which monitors and reports on the major risks affecting each business segment and develops, subject to approval of the full Board, strategies to mitigate these risks. The Executive Committee deals with all other matters apart from those matters specifically reserved for the Board, or its Audit Committee, Nomination Committee and Remuneration Committee.

The key functions and responsibilities of this Executive Committee include:

- Development of the strategic plan which encompasses the Company's vision, mission and strategy statements and stakeholders' needs;
- Implementation of operating plans and budgets by management and monitoring progress against budget as well as monitoring all significant areas of the business;
- Approval and monitoring of capital expenditure, capital management, acquisitions and divestitures, and approval of contracts less than A$10m;
- Establishment of committees to monitor and report on all aspects of risk management including environmental issues and health and safety matters;
- Review cash flow projections and gearing;
- Treasury responsibility including advising the Board on liquidity, currency and interest rate risk and credit policies; and
- Review the Company's code of conduct and corporate governance compliance.

The Management of the Company's various business segments annually bring to the Executive Committee detailed budget proposals for consideration, the final consolidated version of which is submitted to the full Board of Directors each year.

The Executive Committee and various Divisional Boards of the Company's subsidiaries and associates derive their mandate and operate in accordance with the Group's formal Delegation of Authority documents. The Delegation of Authority documents are reviewed and updated on an annual basis, with major changes approved by the Board.

During the financial year the members of this Committee were:

Name		
Graham W. Burke (Chairman)	Peter E. Foo	Simon T. Phillipson
John R. Kirby	Philip S. Leggo	Timothy Carroll
Robert G. Kirby	Julie E. Raffe	Peter J. Davey
Peter M. Harvie	Tony N. Pane	David Kindlen *

* Appointed to the Executive Committee from 1 December 2006.

The Executive Committee meets at frequent intervals.

REMUNERATION COMMITTEE

The Company established a Remuneration Committee in April 1994. The Committee's Charter provides for the review of compensation of the Company's Executive Directors, including any equity participation by such Executive Directors.

The Committee comprises three Directors, the majority of whom are Independent Directors. The Committee invites senior management to meetings when requiring input on management and divisional performance.

The Committee is responsible for determining and reviewing compensation arrangements for the Company's Executive Directors and senior managers with the overall objective of motivating and appropriately rewarding performance. The recommendations are made in line with the Company's present circumstances and goals to ensure maximum shareholder benefits from the attraction and retention of a high quality Board and senior management team.

The compensation arrangements of the separately listed controlled entity, Austereo Group Limited are determined by that entity's Remuneration Committee, and, subject to completion of the merger in the 2007/08 year

REMUNERATION COMMITTEE (continued)

to form Village Roadshow Entertainment Group (BVI) Limited ('VREG'), by VREG's Remuneration Committee.

The Chairman, Deputy Chairman, Managing Director and Finance Director/ Group Chief Operating Officer are responsible for recommending the compensation arrangements for senior divisional and corporate executives using similar criteria.

The Remuneration Committee is responsible for the compensation overview for all senior executives and is kept informed of any major amendments to the remuneration arrangements of senior divisional and corporate executives, as recommended by the Executive Directors. This includes any proposed equity allotments or shadow equity plans, significant profit share arrangements or substantial bonus payments.

The Company and the Committee periodically obtain independent advice from external consultants and utilise benchmarks from comparable organisations.

At the commencement of each year the Executive Directors will submit a business plan for the forthcoming year to the Remuneration Committee for review and adoption. This will be the basis of reviewing performance at the end of the year.

All Executive Directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met based on achievement of key individual executive performance criteria and Company performance in relation to profitability, cash flow, share price growth and other performance indicators.

The Company considers that the remuneration paid to Directors and senior executives is reasonable and fair having regard to comparable companies and the performance and responsibilities of each respective Director and senior executive.

When there is a material or significant variation in the contractual or compensation arrangements of the Company's Executive Directors, as appropriate, this is promptly disclosed to the Australian Securities Exchange under the Company's continuous disclosure policy.

The Committee meets at least twice per year.

During the financial year the Remuneration Committee comprised the following members with their respective appointment dates:

Name	Appointed	Role
William J. Conn	April 1994 *	Chairman, Independent Director
D. Barry Reardon	August 1999	Independent Director
Graham W. Burke	April 2000	Managing Director.

* Resigned June 2007.

In July 2007 Dr. Peter D. Jonson, also an Independent Director, was appointed to the committee as its Chairman.

Mr. Burke absents himself from any meeting of the Committee where his own remuneration is to be discussed.

The total cash remuneration of Independent Directors (being Directors' Fees paid to anyone not in an Executive capacity), is distinguished from that of Executive Directors and is approved in aggregate by shareholders in general meeting from time to time. During the year Independent Directors received $70,000 per annum plus $15,000 per annum for each Board Committee on which they served, payable quarterly in arrears. From July 2007 Board fees were increased to $80,000 per annum and Board Committee fees to $20,000 per annum respectively other than for the Nomination Committee whose members are paid $10,000 per annum. However Board Committee Chairpersons are paid an additional $10,000 per annum in recognition of their increased workload. In addition Independent Directors may receive additional fees for serving on Boards of subsidiary companies.

The Company does not have and never has had a retirement benefit scheme for Non-executive Directors, other than their individual statutory superannuation benefits which are included as part of their total Director's Fee remuneration.

In addition, the Company encourages Executive and Non-executive Directors to hold shares in the Company. Subject to any necessary approvals as may be required by law or ASX Listing Rules, Directors may be invited from time to time to participate in share and option plans offered by the Company.

The various share and option entitlements of all Directors and any changes to those holdings are advised to the Australian Securities Exchange in accordance with the Listing Rules and *Corporations Act 2001* requirements and are set out in the Directors' Report.

SHAREHOLDER MEETINGS AND COMMUNICATION

The Company's constitution sets out the procedures to be followed regarding:

- The convening of meetings;
- The form and requirements of the notice;
- Chairperson and quorums;
- Voting procedures, proxies, representatives and polls.

Notices of meetings of shareholders will comply with all legal requirements and current best practice guidelines and the format of resolutions will be clear, concise and in plain English. Distinctly separate issues will be presented in separate motions and only combined into one resolution where the subject matter requires it to be so presented.

The format of proxies will be such that shareholders will be able to clearly indicate their voting intentions and full directions for the completion of proxies will be contained on both the proxy form itself and in the notice of meeting, including any relevant voting exclusion statements.

The Directors believe that, in accordance with the Company's constitution, voting by shareholders should be determined firstly on a show of hands by those present at the meeting and by poll where requested by shareholders or by the Chairperson. The constitution sets out the circumstances in which a poll may be called by the Chairperson or by shareholders whether present in person or by proxy or by representative.

The Chairperson of meetings of shareholders shall allow a reasonable opportunity for shareholders to ask questions on those matters on the agenda that are before shareholders for consideration and to enable informed participation and voting by shareholders in the meeting.

In addition, the external auditor shall attend the Company's annual general meeting and be available to answer questions about the conduct of the audit and the auditor's report on the Company's financial statements. This will include any written questions forwarded to the Company more than one week prior to the meeting.

The Company established a corporate website at www.villageroadshow.com.au in 1999 which contains relevant information for shareholders about the Company, its operations, corporate profile and structure. From July 2004, other supporting information has been provided including comparisons to the ASX Recommendations in a clearly marked corporate governance section. In addition shareholders can email queries to the Company through the website, or by facsimile, by mail or by telephone.

The Company is supportive of developments by the share registry industry to facilitate the option of electronic communication with shareholders, and has taken the opportunity to place the Company's 2007 annual report on its website as a principle distribution method to shareholders, affording them the option of receiving a printed copy should they so request one.

CONTINUOUS DISCLOSURE

The Directors ensure that the market is fully informed on a timely basis of all material, price-sensitive information regarding the Company. In support of this objective, the Company has procedures in place to ensure that it meets its reporting and continuous disclosure obligations.

In this regard, the Company supports ASX Recommendations and Australian Securities and Investment Commission's "Better Disclosure for Investors" guidance principles and believes its practices are consistent with these guidance principles.

The Company Secretaries are the Company's nominated Communications Officers for liaising with the Australian Securities Exchange and are responsible for ensuring the Company's compliance with its legal and Securities Exchange reporting and disclosure obligations.

No communication is permitted to any external third party about an announcement until confirmation that the communication has been released to the market has been received from the Australian Securities Exchange. Once confirmation has been received, the Company provides a copy of its release on its corporate website as soon as possible.

Communication by the Company with external parties is the responsibility of a limited number of authorised spokespersons to ensure the consistency of information provided and to safeguard against inadvertent disclosure of price-sensitive information. All communications are monitored by the Communication Officers to ensure that no material information has been inadvertently released.

In particular, the Communications Officers ensure that no price-sensitive information is provided in discussions with broking analysts, investors or to the media unless it has first been released through the Australian Securities Exchange.

CORPORATE CODE OF CONDUCT

The Board of Directors insist on the highest ethical standards from all officers and employees of the Company and are vigilant to ensure appropriate corporate professional conduct at all times.

Standards setting out the Company's Code of Conduct by which Employees are expected to act are contained in the Employee Guide and formal contracts and letters of employment. They include:

- Insider trading and employee security trading;
- Conflicts of interest;
- Use of market power and pricing practices;
- Confidentiality and Privacy Policy;
- Compliance with Laws and Regulations;
- Employment practices including Occupational Health & Safety; and
- Maintenance, quality and safety of goods and services.

All Directors and managers have an obligation to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company. The Company does not pay fines and penalties of a personal nature for Directors or employees.

All purchases of major consumables are obtained by all business segments of the Company by a periodic competitive tendering process.

Certain inter-company arrangements have been entered into between the Company and Austereo Group Limited ("Austereo"). Historically the Company and Austereo have maintained various financial and administrative arrangements and have regularly engaged in transactions with each other and their respective affiliates.

This relationship is governed by the Intercompany Agreement dated 19 January 2001 between the Company and Austereo. The Intercompany Agreement specifically states that it is the intention of both parties that the relationship between them and their respective affiliates prior to Austereo's listing on ASX will continue on the same basis while the Company continues to hold a controlling interest in Austereo.

The Intercompany Agreement requires each party to make services available to the other, either without charge, on a reduced cost basis or on a recharge basis, depending on how such services were provided prior to listing. Where costs are to be recharged, the charge is to be determined in accordance with established accounting principles, and failing agreement, the dispute will be referred to an independent person appointed by the President of the Law Institute of Victoria whose decision shall be final in determining the quantum of costs to be allocated.

In respect of the Intercompany Agreement and all other matters between the Company and Austereo, the Directors will be required to comply with the requirements of the Company's constitution and the *Corporations Act 2001* governing any conflicts of interest that may arise. An example of this has been the adoption of appropriate internal procedures during any on-market buy-back of shares by Austereo in which the Company may participate.

SECURITIES TRADING POLICY

All Directors have a written contractual obligation to the Company to immediately advise the Company of all changes to their interests in shares, options and debentures, if any, in the Company and its associates for the timely reporting of any changes to the Australian Securities Exchange by the Company Secretaries.

In addition to all Directors of the Company, all members of the Executive Committee and other key corporate and divisional executives of the Village Roadshow group who are involved in material transactions concerning the Company are included in the definition of "Designated Officers". These Designated Officers are precluded from dealing in securities of the Company during the periods one month prior to the release dates of the half year profit announcement and prior to the release of the full financial year end profit announcement.

Outside of those periods, no Designated Officers may deal in securities of the Company when in possession of any information which, if made publicly available, could reasonably be expected to materially affect the price of the Company's securities, whether upwards or downwards. Except for Directors of the Company, prior written approval must be obtained from the Company Secretaries by any Designated Officer who wishes to deal in the Company's securities and legal advice will be obtained by the Company Secretaries on behalf of the Designated Officer in circumstances where any doubt exists.

All Directors of the Company, and of the Village Roadshow group of companies including Austereo ("the Group"), are required to provide a standing notice, updated as appropriate, giving details of the nature and extent of their 'material personal interests' in the affairs of the Company and Group upon appointment as a Director. All notices are tabled and recorded in the minutes of each Directors' meeting and entered into a register which is open for inspection by all Directors and is available to all future incoming directors.

RISK MANAGEMENT

The Board is responsible for the approval and review of the group's risk management and internal controls framework and policies in accordance with its Group Risk Management policy. However management of operational risk and the implementation of appropriate controls to mitigate such risks is the responsibility of management.

To assist the Board in discharging its responsibilities in relation to risk management, the Board has delegated the control of risk management to the Audit Committee in accordance with its Charter.

The Company's formal Risk Management Methodology incorporates a holistic and structured approach to the identification and mitigation of business risks by key business units. This risk approach covers strategic, operational and financial risks of each strategic business units and accountability for managing such risks rests with the CEO and CFO of each business unit, including Corporate Head Office. In accordance with the Risk Management Methodology, which was adopted by the Audit Committee in 1998, formal risk assessments are conducted twice a year, with reporting to the Audit Committee on major risks and action plans.

The Company is progressing with its Business Continuity Management project with a view to further reducing the risk of business disruption arising from its dependency on building infrastructure and IT&T systems and services to a pragmatic and acceptable level. In addition independent Occupational Health and Safety Compliance Reviews are conducted on an annual basis in key businesses within the Company.

The Company's financial structure includes a number of covenants to various lenders, requiring a structured level of monitoring and management to ensure compliance. The Company's Treasury Risk Policy articulates the recognition, measurement and management of interest rate risks, foreign exchange exposures, hedging, credit risk, liquidity levels and monitoring of economic and financial conditions. The parameters of the Treasury Risk Management Policy are periodically reviewed by the Audit Committee to ensure the Policy addresses current issues.

The Company's Group Internal Audit function, which is totally independent of all operating business units, performs regular reviews on significant areas of risk within business units to ensure that the internal control framework is adequate and remains effective. In addition, reviews by Internal Audit also monitor internal compliance with policies adopted by the Board including compliance with the relevant Delegation of Authority policy documents.

The Internal Audit Plan is approved six monthly at Audit Committee meetings. A summary of major audit findings, and control weaknesses not adequately addressed by management, is reported directly to the Audit Committee.

In July 2003 the Company established a Corporate Governance and Compliance Committee to monitor the implementation and effectiveness of sound governance policies and procedures across the Group in line with ASX Recommendations. Such policies and procedures include the risk management and internal controls framework, the code of conduct and the compliance process adopted by management. This Committee is supported by various divisional Corporate Governance and Compliance Committees who report at least bi-annually on their risk management, compliance programs and governance processes appropriate to their specific industries.

The responsibilities of the Committee include the formulation of annual Compliance Programs for Audit Committee approval and the co-ordination and monitoring of such programs to ensure timely implementation and review. The Committee will report on all material aspects to the Audit Committee and to the Managing Director and Chief Financial Officer on the effectiveness of these compliance programs.

During the financial year the members of this Committee were:

Name		
Philip S. Leggo (Chairman)	Simon T. Phillipson	Julie E. Raffe
Shaun L. Driscoll	Lee H. Ewe	

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Income Statement

For the year ended 30 June 2007

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
Continuing operations					
Income					
Revenues	(2(b))	1,503,411	1,508,599	21,193	258,883
Other income	(2(c))	34,801	30,833	18,584	43,862
Expenses excluding finance costs	(2(e))	(1,385,905)	(1,477,219)	(24,537)	(125,112)
Finance costs	(2(f))	(132,922)	(84,351)	(5,293)	(3,810)
Share of net profits of associates and jointly controlled entities accounted for using the equity method	(2(d))	21,257	26,093	-	-
Profit (loss) from continuing operations before income tax expense		40,642	3,955	9,947	173,823
Income tax (revenue) expense	(4)	(9,951)	9,640	(32,176)	1,022
Profit (loss) after tax from continuing operations		50,593	(5,685)	42,123	172,801
Discontinued operations					
Profit (loss) after tax from discontinued operations	(31)	15,622	(20,844)	(225,000)	-
Net profit (loss) for the period		66,215	(26,529)	(182,877)	172,801
Profit attributable to minority interest		21,136	14,163	-	-
Profit (loss) attributable to members of Village Roadshow Limited		45,079	(40,692)	(182,877)	172,801
Earnings per share (cents per share)					
For profit (loss) for the year attributable to ordinary equity holders of Village Roadshow Limited:					
- Basic and diluted earnings per share	(3)	30.12	(25.45)		
For profit (loss) from continuing operations for the year attributable to ordinary equity holders of Village Roadshow Limited:					
- Basic and diluted earnings per share	(3)	19.68	(12.41)		

The above income statement should be read in conjunction with the accompanying notes

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Balance Sheet

As at 30 June 2007

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	Notes	2007 $'000	2006 $'000	2007 $'000	2006 $'000
ASSETS					
Current Assets					
Cash and cash equivalents	(6)	169,680	176,205	15	25
Trade and other receivables	(7)	262,678	231,720	1,355	1,001
Inventories	(8)	9,509	3,236	235	230
Intangible assets - film library	(9)	418,266	235,314	-	-
Current tax assets		63	5,239	-	2,969
Derivatives	(33)	-	221	-	-
Other	(10)	45,594	37,018	376	433
		905,790	688,953	1,981	4,658
Assets classified as held for sale	(31)	33,285	42,556	-	-
Total current assets		939,075	731,509	1,981	4,658
Non-Current Assets					
Receivables	(7)	32,866	30,448	292,337	369,934
Intangible assets:					
Radio licences	(9)	458,877	459,403	-	-
Film library	(9)	357,539	473,025	-	-
Goodwill	(9)	175,902	47,493	-	-
Other intangible assets	(9)	36,443	1,386	-	-
Investments in associates and joint ventures accounted for using the equity method	(11)	83,244	92,825	-	-
Available-for-sale investments	(12)	24,040	24,821	16	16
Other financial assets	(13)	-	-	520,195	841,255
Property, plant & equipment	(14)	577,370	265,573	9,858	9,600
Deferred tax assets	(4(c))	59,063	30,950	32,890	17,441
Derivatives	(33)	30,564	44,939	-	-
Other	(10)	17,194	24,065	4,907	-
Total non-current assets		1,853,102	1,494,928	860,203	1,238,246
Total assets		2,792,177	2,226,437	862,184	1,242,904
LIABILITIES					
Current Liabilities					
Trade and other payables	(15)	256,241	170,019	8,836	7,036
Interest bearing loans and borrowings	(16)	557,363	296,811	110	1,025
Convertible notes	(16)	3,126	-	3,126	-
Income tax payable		10,107	5,378	-	-
Provisions	(17)	29,688	28,549	6,633	5,699
Other	(18)	8,656	1,698	175	-
		865,181	502,455	18,880	13,760
Liabilities directly associated with assets classified as held for sale	(31)	7,430	19,543	-	-
Total current liabilities		872,611	521,998	18,880	13,760
Non-Current Liabilities					
Payables	(15)	48,901	54,305	34,161	22,599
Interest bearing loans and borrowings	(16)	1,141,366	922,027	110	220
Convertible notes	(16)	-	26,430	-	26,430
Deferred & other income tax liabilities	(4(c))	127,800	109,127	-	-
Provisions	(17)	10,019	5,915	277	676
Derivatives	(33)	1,748	39	-	-
Other	(18)	3,981	6,213	-	347
Total non-current liabilities		1,333,815	1,124,056	34,548	50,272
Total liabilities		2,206,426	1,646,054	53,428	64,032
Net assets		585,751	580,383	808,756	1,178,872
EQUITY					
Equity attributable to equity holders of the parent					
Contributed equity	(19)	456,796	552,802	456,796	552,802
Reserves	(20)	318,253	187,432	1,791	618
Retained earnings (accumulated losses)	(20)	(305,121)	(252,036)	350,169	625,452
Parent interests		469,928	488,198	808,756	1,178,872
Minority interests	(21)	115,823	92,185	-	-
Total equity		585,751	580,383	808,756	1,178,872

The above balance sheet should be read in conjunction with the accompanying notes

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Cash Flow Statement

For the year ended 30 June 2007

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	Notes	2007 $'000	2006 $'000	2007 $'000	2006 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		1,522,245	1,693,532	-	-
Payments to suppliers and employees[1]		(1,480,627)	(1,509,006)	(23,616)	(26,112)
Dividends and distributions received		8,050	25,508	20,741	258,748
Interest and other items of similar nature received		11,512	14,718	453	135
Finance costs		(122,850)	(81,647)	(3,218)	(3,578)
Income taxes (paid) received		(12,110)	(11,787)	19,696	12,820
Partnership profits received		1,735	425	-	-
Net cash flows from (used in) operating activities	(6(b))	(72,045)	131,743	14,056	242,013
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchases of property, plant & equipment		(51,955)	(92,560)	(2,649)	(2,654)
Proceeds from (payment for) sale of property, plant & equipment[2]		464	(32,108)	51	147
Purchase of investments in associates and other entities[3]		(279,641)	(24,412)	(4,461)	(2,845)
Proceeds on sale of investments in associates and other entities[4]		230,617	8,463	132,986	-
Loans from (to) subsidiaries		-	-	77,597	(133,285)
Inter-company capital contribution expenses		-	-	-	(44,323)
Loans to other entities		(20,782)	(54,996)	-	-
Loans from or repaid by other entities		16,472	81,209	10,283	10,994
Security deposits		-	92,740	-	-
Other		(5,850)	(2,633)	-	-
Net cash flows from (used in) investing activities		(110,675)	(24,297)	213,807	(171,966)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from borrowings		1,364,288	836,399	170,000	-
Repayment of borrowings		(888,115)	(769,731)	(175,925)	(1,495)
Repayment of convertible debt		(30,870)	-	(30,870)	-
Dividends paid		(105,154)	(32,598)	(92,406)	(23,114)
Other (incl. payment for buy-back of shares)		(154,958)	(64,088)	(98,672)	(45,421)
Net cash flows from (used in) financing activities		185,191	(30,018)	(227,873)	(70,030)
Net increase (decrease) in cash and cash equivalents		2,471	77,428	(10)	17
Cash and cash equivalents at beginning of year		178,160	99,654	25	8
Effects of exchange rate changes on cash		(10,079)	1,078	-	-
Cash and cash equivalents at end of year	(6(a))	170,552	178,160	15	25
Total cash classified as:[5]					
Continuing operations		169,680	176,205	15	25
Discontinued operations		872	1,955	-	-
		170,552	178,160	15	25

1 Payments to suppliers include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the year ended 30 June 2007, $320.6 million was expended on copyright assets (year ended 30 June 2006: $260.3 million).

2 In the year ended 30 June 2006, proceeds from (payment for) sale of property, plant & equipment were negative, being the previously-announced payment made in relation to the disposal of the remaining cinema operations in the United Kingdom.

3 Payment for purchases of equity investments in 2007 of $279.6 million includes $277.5 million for the acquisition of Theme Park interests – refer Note 32.

4 Proceeds from sale of equity investments in 2007 of $230.6 million includes $133.0 million relating to the partial sale of Austereo Group Limited shares and $92.8 million relating to discontinued operations – refer Note 31.

5 The cash flows relating to discontinued operations are included in the consolidated statement of cash flows above, however cash balances for these discontinued operations are not shown as cash in the consolidated balance sheet, they are included in the total assets relating to discontinued operations and shown as assets classified as held for sale. Refer also to the reconciliation of cash in Note 6.

The above cash flow statement should be read in conjunction with the accompanying notes

Statement of Changes in Equity

For the year ended 30 June 2007

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

CONSOLIDATED	Issued Capital $'000	Convertible Notes $'000	Retained Earnings $'000	Other Reserves (Note 20) $'000	Total $'000	MINORITY INTEREST $'000	TOTAL EQUITY $'000
	ATTRIBUTABLE TO EQUITY HOLDERS OF VILLAGE ROADSHOW LIMITED						
Balances at 1 July 2005	598,229	14,866	(191,136)	150,070	572,029	100,387	672,416
Transitional adjustments resulting from initial adoption of AASB 132 & AASB 139	-	(14,866)	8,435	(21,940)	(28,371)	-	(28,371)
Adjustments resulting from accounting policy changes	-	-	(4,221)	-	(4,221)	-	(4,221)
Revised balances as at 1 July 2005	598,229	-	(186,922)	128,130	539,437	100,387	639,824
Currency translation differences	-	-	-	9,951	9,951	-	9,951
Gains on cash flow hedges	-	-	-	53,142	53,142	-	53,142
Gains on fair value of available for sale assets	-	-	-	252	252	-	252
Total income (expense) recognised directly in equity	-	-	-	63,345	63,345	-	63,345
Profit (loss) for the year	-	-	(40,692)	-	(40,692)	14,163	(26,529)
Total recognised income (expense) for the period	-	-	(40,692)	63,345	22,653	14,163	36,816
Buyback of shares - ordinary shares	(45,421)	-	-	-	(45,421)	(6,149)	(51,570)
Share-based payment movements	(6)	-	-	1,528	1,522	-	1,522
Equity dividends	-	-	(23,114)	-	(23,114)	-	(23,114)
Dividend paid to minority interest	-	-	-	-	-	(9,484)	(9,484)
Transfers between reserves	-	-	(1,308)	1,308	-	-	-
Other changes in equity	-	-	-	(6,879)	(6,879)	(6,732)	(13,611)
At 30 June 2006	552,802	-	(252,036)	187,432	488,198	92,185	580,383
Balances at 1 July 2006	552,802	-	(252,036)	187,432	488,198	92,185	580,383
Currency translation differences	-	-	-	8,907	8,907	-	8,907
Gains on uplift of asset values (net)	-	-	-	62,777	62,777	-	62,777
Losses on cash flow hedges	-	-	-	(6,380)	(6,380)	-	(6,380)
Losses on fair value of available for sale assets	-	-	-	(361)	(361)	-	(361)
Total income (expense) recognised directly in equity	-	-	-	64,943	64,943	-	64,943
Profit (loss) for the year	-	-	45,079	-	45,079	21,136	66,215
Total recognised income (expense) for the period	-	-	45,079	64,943	110,022	21,136	131,158
Buyback of shares - ordinary and A Class preference shares	(59,360)	-	-	-	(59,360)	(27,213)	(86,573)
Share-based payment movements	2,733	-	-	2,053	4,786	-	4,786
Capital reduction - ordinary and A Class preference shares	(39,310)	-	-	-	(39,310)	-	(39,310)
Equity dividends	-	-	(92,406)	-	(92,406)	-	(92,406)
Dividend paid to minority interest	-	-	-	-	-	(12,748)	(12,748)
Movements resulting from changes in controlled entity share sale and buyback reserve and minority interest	-	-	-	63,793	63,793	42,463	106,256
Transfers between reserves	-	-	(5,758)	5,758	-	-	-
Other changes in equity	(69)	-	-	(5,726)	(5,795)	-	(5,795)
At 30 June 2007	456,796	-	(305,121)	318,253	469,928	115,823	585,751

The above statement of changes in equity should be read in conjunction with the accompanying notes

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Statement of Changes in Equity (continued)

For the year ended 30 June 2007

PARENT	ATTRIBUTABLE TO EQUITY HOLDERS OF VILLAGE ROADSHOW LIMITED				TOTAL EQUITY
	Issued Capital $'000	Convertible Notes $'000	Retained Earnings $'000	Other Reserves (Note 20) $'000	$'000
Balances at 1 July 2005	598,229	14,866	707,736	-	1,320,831
Transitional adjustments resulting from initial adoption of AASB 132 & AASB 139	-	(14,866)	(231,971)	-	(246,837)
Revised balances as at 1 July 2005	598,229	-	475,765	-	1,073,994
Profit for the year	-	-	172,801	-	172,801
Total recognised income (expense) for the period	-	-	172,801	-	172,801
Buyback of shares – ordinary	(45,421)	-	-	-	(45,421)
Share-based payment movements	(6)	-	-	618	612
Equity dividends	-	-	(23,114)	-	(23,114)
Other changes in equity	-	-	-	-	-
At 30 June 2006	552,802	-	625,452	618	1,178,872
Balances at 1 July 2006	552,802	-	625,452	618	1,178,872
Loss for the year	-	-	(182,877)	-	(182,877)
Total recognised income (expense) for the period	-	-	(182,877)	-	(182,877)
Buyback of shares – ordinary and A Class preference shares	(59,360)	-	-	-	(59,360)
Share-based payment movements	2,733	-	-	1,173	3,906
Capital reduction – ordinary and A Class preference shares	(39,310)	-	-	-	(39,310)
Equity dividends	-	-	(92,406)	-	(92,406)
Other changes in equity	(69)	-	-	-	(69)
At 30 June 2007	456,796	-	350,169	1,791	808,756

The above statement of changes in equity should be read in conjunction with the accompanying notes

Notes to the Financial Statements

For the year ended 30 June 2007

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report of Village Roadshow Limited ("the Company" or "VRL") for the year ended 30 June 2007 was authorised for issue on 20 September 2007, in accordance with a resolution of the Directors.

Village Roadshow Limited is incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange.

The principal activities of the Company and its subsidiaries are described in Note 30.

(a) Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the *Corporations Act 2001*, Australian Accounting Standards and other mandatory professional reporting requirements.

The financial report has also been prepared on a historical cost basis, except for derivatives and available for sale investments that are measured at fair value, and assets and associated liabilities held for sale that are measured at fair value.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000), unless otherwise stated, under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the class order applies.

(b) Statement of Compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ("IFRS").

Australian Accounting Standards and Interpretations thereof that have recently been amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2007.

Australian Accounting Standards that have recently been amended but are not yet effective and have not been adopted by the Group are outlined in the table below.

Reference	Affected Standard(s)	Application date of standard *	Application date for Group
AASB 101	AASB 101: *Presentation of Financial Statements*	1 October 2006	1 July 2007
AASB 2005 - 10	AASB 132: *Financial Instruments: Disclosure and Presentation*, AASB 101: *Presentation of Financial Statements*, AASB 114: *Segment Reporting*, AASB 117: *Leases*, AASB 133: *Earnings per Share*, AASB 139: *Financial Instruments: Recognition and Measurement*, AASB 1: *First-time adoption of AIFRS*, AASB 4: *Insurance Contracts*, AASB 1023: *General Insurance Contracts* and AASB 1038: *Life Insurance Contracts*	1 January 2007	1 July 2007
AASB 2007-1	AASB 2: *Share Based Payments*	1 March 2007	1 July 2007
AASB 2007-3	AASB 8: *Operating Segments*	1 January 2009	1 July 2009
AASB 2007-4	Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments.	1 July 2007	1 July 2007
AASB 2007-6	AASB 123: *Borrowing Costs*	1 January 2009	1 July 2009
AASB 2007-7	Amendments to Australian Accounting Standards AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 and AASB 128	1 July 2007	1 July 2007
AASB 7	AASB 7: *Financial Instruments: Disclosures*	1 January 2007	1 July 2007
AASB 8	AASB 8: *Operating Segments*	1 January 2009	1 July 2009
AASB 123 (amended)	AASB 123: *Borrowing Costs*	1 January 2009	1 July 2009
AASB Interpretation 10	AASB 134 *Interim Financial Reporting* and AASB 136 *Impairment of Assets*	1 November 2006	1 July 2007
AASB Interpretation 11	*Group and Treasury Share Transactions*	1 March 2007	1 July 2007

* Application date is for the annual reporting periods beginning on or after the date shown in the above table.

The impacts of these amendments on the Group's future financial reports have not been determined as at the reporting date.

(c) Summary of significant accounting policies

(i) Basis of consolidation

The consolidated financial statements comprise the financial statements of Village Roadshow Limited and its subsidiaries ("the Group" or "VRL group") as at 30 June each year. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial report, all inter-company balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Minority interests represent the portion of profit or loss and net assets in Austereo Group Limited not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet.

(ii) Business combinations

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Except for non-current assets or disposal groups classified as held for sale (which are measured at fair value less costs to sell), all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of the business combination over the net fair value of the Group's share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of the consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the Group already owns an interest in the underlying entity, all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are re-measured at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group's share of the identifiable net assets is recognised in the equity section as asset revaluation reserve.

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Summary of significant accounting policies (continued)

Upon disposal or derecognition, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

(iii) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(a) Sale and Exploitation of film productions
Refer to Note 1(c)(xxx).

(b) Sale of goods
Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of delivery of the goods to the customer.

(c) Rendering of services
Revenue from the rendering of services is recognised when control of a right to be compensated for the services has been attained by reference to the stage of completion. Where contracts span more than one reporting period, the stage of completion is based on an assessment of the value of work performed at that date. Income derived from airtime sales is recognised based on when services to the customers are rendered, that is, when the advertising is aired.

(d) Interest income
Revenue is recognised as interest accrues using the effective interest rate method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(e) Dividends
Revenue is recognised when the Group's right to receive the payment is established.

(f) Unearned income
Income relating to future periods is initially recorded as unearned income, and is then recognised as revenue over the relevant periods of admission or rendering of other services.

(iv) Borrowing costs

Borrowing costs are expensed as incurred, except where they are directly attributable to qualifying assets. Where directly attributable to a qualifying asset, borrowing costs are capitalised as part of the cost of that asset.

(v) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

(vi) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(vii) Trade and other receivables

Trade receivables, which generally have 30-90 day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method, less an allowance for any uncollectible amounts. Collectibility of trade receivables is reviewed on an ongoing basis. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(viii) Inventories

Inventories are valued at the lower of cost and net realisable value and are accounted for on a first in first out basis. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(ix) Derivative financial instruments and hedging

The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives, except for those that qualify as effective cash flow hedges, are taken directly to net profit or loss for the year. The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as cash flow hedges when they hedge exposure to variability in cash flows that is attributable either to a particular risk associated with a recognised asset or liability or to a forecast transaction. A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges are hedges of the Group's exposure to variability in cash flows that are attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and that could affect profit or loss. Where a hedge meets the strict criteria for hedge accounting, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged income or expenses are recognised or when a forecast sale or purchase occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to the income statement.

(x) Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

(i) Financial assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Summary of significant accounting policies (continued)

loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

(ii) Financial assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for a similar financial asset.

(iii) Available-for-sale investments

If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals of impairment losses for equity instruments classified as available-for-sale are not recognised in profit.

(xi) Foreign currency translation

Both the functional and presentation currency of the Company and the majority of its Australian subsidiaries is Australian dollars ($). Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All exchange differences in the consolidated financial report are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As at the reporting date the assets and liabilities of subsidiaries with functional currencies other than Australian dollars are translated into the presentation currency of the Company at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rate for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(xii) Discontinued operations and assets held for sale

A discontinued operation is a component of an entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the income statement.

Non-current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if the carrying amount will be recovered principally through a sale transaction. These assets are not depreciated or amortised following classification as held for sale. For an asset or disposal group to be classified as held for sale, it must be available for sale in its present condition and its sale must be highly probable.

(xiii) Investments in associates

The Group's investments in associates are accounted for using the equity method of accounting in the consolidated financial statements. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, an investment in an associate is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the Group determines whether it is necessary to recognise any additional impairment loss with respect to the Group's net investment in the associate. The consolidated income statement reflects the Group's share of the results of operations of the associate.

Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this in the consolidated statement of changes in equity. Adjustments are made to bring into line any dissimilar reporting dates or accounting policies that may exist.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any unsecured long-term receivables and loans, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

(xiv) Interests in joint venture entities and jointly controlled operations

The Group has interests in joint ventures in the form of both jointly controlled operations and joint venture entities. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. A jointly controlled operation involves the use of assets and other resources of the venturers rather than establishment of a separate entity. The Group recognises its interests in joint venture entities by using the equity method of accounting (refer Note 1(c)(xiii)). The Group recognises its interest in jointly controlled operations by recognising the assets that the operations control and the liabilities incurred. The Group also recognises the expenses and its share of the income that the operations earn from the sale of goods or services.

(xv) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Notes to the Financial Statements (continued)

For the year ended 30 June 2007

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Summary of significant accounting policies (continued)

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

- when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Tax Consolidation

For Australian income tax purposes, various entities in the Group have formed Tax Consolidated groups, and have executed combined Tax Sharing and Funding agreements ("TSA's") in order to allocate income tax expense to the relevant wholly-owned entities predominantly on a stand-alone basis. In addition, the TSA's provide for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations to the Australian Taxation Office.

Tax effect accounting by members of the tax consolidated groups

Under the terms of the TSA's, wholly owned entities compensate the head entity for any current tax payable assumed and are compensated for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the parent entity under tax consolidation legislation. The funding amounts are determined at the end of each six month reporting period by reference to the amounts recognised in the wholly-owned entities financial statements determined predominantly on a stand alone basis.

Amounts receivable or payable under the TSA's are included with other amounts receivable or payable between entities in the Group.

(xvi) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

- when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(xvii) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment in value. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement only if it is eligible for capitalisation.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

- Buildings and improvements are depreciated over forty years using the straight line method.
- Plant, equipment and vehicles are depreciated over periods of between three and 20 years using the straight line or reducing balance method.

Marine animals are not depreciated.

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

De-recognition and disposal

An item of property, plant and equipment is de-recognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is de-recognised.

(xviii) Investments and other financial assets

Financial assets in the scope of AASB 139 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the marketplace.

(i) Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognised in profit or loss. The Group does not currently have any held-for-trading financial assets at fair value through profit and loss.

(ii) Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification.

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Summary of significant accounting policies (continued)

Investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortised cost, gains and losses are recognised in profit or loss when the investments are de-recognised or impaired, as well as through the amortisation process. The Group does not currently have held-to-maturity investments.

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the loans and receivables are de-recognised or impaired, as well as through the amortisation process.

(iv) Available-for-sale investments

Available-for-sale investments are those derivative financial assets that are designated as available-for-sale or not classified as any of the three preceding categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investments are de-recognised or until the investments are determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognised in profit or loss.

The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market bid prices at the close of business on the balance sheet date.

(xix) Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or secondary reporting format determined in accordance with AASB 114: *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

(xx) Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the income statement in the expense category consistent with the nature of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate and is thus accounted for on a prospective basis.

A summary of the policies applied to the Group's intangible assets is as follows:

Radio Licences
Useful lives: Indefinite
Amortisation method used: No amortisation
Internally generated or acquired: Acquired
Impairment testing: Annually and more frequently when an indication of impairment exists

Film Library
Useful lives: Finite
Amortisation method used: Refer to Note 1(c)(xxx)
Internally generated or acquired: Acquired
Impairment testing: When an indication of impairment exists.
The amortisation method is reviewed at each financial year-end.

Brand Names
Useful lives: Indefinite
Amortisation method used: No amortisation
Internally generated or acquired: Acquired
Impairment testing: Annually and more frequently when an indication of impairment exists.

Other Intangibles
Useful lives: Finite
Amortisation method used: Amortised over estimated useful lives
Internally generated or acquired: Acquired
Impairment testing: When an indication of impairment exists.
The amortisation method is reviewed at each financial year-end.

The radio licences of Austereo Group Limited and its subsidiaries ("Austereo") are carried at original cost less any impairment losses. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology a discounted cash flow ("DCF") analysis of the future projected cash flows of Austereo provided by management for six years adjusted for a termination value based on current market estimates. These are then discounted at rates which reflect Austereo's pre-tax asset specific discount rate as at the most recent balance date. The independent valuer also cross references its DCF-based valuation with a number of secondary valuation methodologies which are intended to determine the fair market value of the licences of Austereo's radio stations.

(xxi) Impairment of assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Summary of significant accounting policies (continued)

cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the nature of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(xxii) Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

(xxiii) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in the income statement when the liabilities are de-recognised.

(xxiv) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(xxv) Employee leave benefits

Wages, salaries, annual leave and sick leave

Provision is made for wages and salaries, including non-monetary benefits, and annual leave in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

Liabilities arising in respect of wages and salaries, annual leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. The value of the employee share incentive scheme is being charged as an employee benefits expense. Refer to Note 1(c)(xxvi) for the share-based payment transactions policy.

Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(xxvi) Share-based payment transactions

The Group provides benefits to employees (including senior executives) of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions). The plans currently in place to provide these benefits are the Company's Executive Share Plan and Loan Facility, the Senior Executive Share Plan and Loan Facility, the Company's Option Plan, the Village Roadshow Pictures Group Long-Term Incentive Plan, and Austereo Group Ltd's Executive Share Plan and Loan Facility, which provide benefits to directors and senior executives. The grant of rights under these plans are treated as "in substance options", even where the equity instrument is not an option.

The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using either the Monte Carlo, binomial or Black-Scholes models. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Village Roadshow Limited (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ended on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group's best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see Note 3).

Shares in the Group relating to the various employee share plans and which are subject to non-recourse loans are deducted from equity. Refer Note 26 for share-based payment disclosures relating to "in substance options".

(xxvii) Convertible notes

Due to the potential ability to settle the convertible notes wholly in cash, the entire amount of the convertible notes is recognised as a liability in the balance sheet, on the basis of amortised cost. Transaction costs are included in the effective interest rate calculations, in order to arrive at amortised cost at each balance date.

(xxviii) Contributed equity

Ordinary and preference shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Summary of significant accounting policies (continued)

(xxix) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

When there are potential ordinary shares that are dilutive, diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(xxx) Film production

Producer & overhead fees receivable

Only producer & overhead fees receivable from parties other than Village Roadshow Films (BVI) Limited ("VRF") have been recognised as income, and producer & overhead fees receivable by the VRL group from VRF have been eliminated against the Film Cost asset shown in the Balance Sheet.

Recognition of film production revenue and expenses

Revenue and expenses – general

All revenue and expenses (except film production costs and capitalised borrowing costs) are recognised in the Income Statement as they are incurred. Revenue includes producer & overhead fees from parties other than VRF and film exploitation revenues. Expenses include prints & advertising, sub-distribution fees, participations & residuals, studio participations and divisional overheads.

Film production costs

Film production costs relate to the acquisition of film rights from third parties, in relation to all territories excluding USA and Canada.

Amortisation of film production costs

Film production costs are capitalised in the Balance Sheet and amortised in accordance with the measurement requirements of AASB 111: *Construction Contracts*. The progressive film production amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be amortised immediately. Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams. The amortisation of capitalised borrowing costs is included in the film exploitation profit calculation.

Derivative Financial Instruments and Hedging

Fair value interest rate derivative movements directly attributable to the film portfolio are treated as capitalised borrowing costs and are included in the film exploitation profit calculations. The balance of the fair value movements of interest rate derivatives which are not treated as capitalised borrowing costs, and which do not qualify as effective cash flow hedges, are taken directly to net profit or loss for the year. Refer also to Note 1(c)(ix) for the detailed accounting policy on derivative financial instruments and hedging.

(xxxi) Segment reporting

A business segment is identified for a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is identified when products or services are provided within a particular economic environment subject to risks and returns that are different from those of segments operating in other economic environments.

(xxxii) Financial Guarantees

The fair values of financial guarantee contracts as disclosed in Note 15 have been assessed using a probability weighted discounted cash flow approach. In order to estimate the fair value under this approach the following assumptions were made:

- Probability of Default: This represents the likelihood of the guaranteed party defaulting in the remaining guarantee period and is assessed based on historical default rates of companies rated by Standard & Poors. The probability of default ranges used for the years ended 30 June 2007 and 30 June 2006 were 9.94% to 28.85%.
- Recovery Rate: This represents the estimated proportion of the exposure that is expected to be recovered in the event of a default by the guaranteed party and is estimated based on the business of the guaranteed parties. The recovery rate ranges used for the years ended 30 June 2007 and 30 June 2006 were 40% to 60%.

The values of the financial guarantees over each future year of the guarantees' lives is discounted over the contractual term of the guarantees to reporting date to determine the fair values. The contractual term of the guarantees matches the underlying obligations to which they relate. The financial guarantee liabilities determined using this method are then amortised over the remaining contractual term of the guarantees.

(d) Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in Note 9.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using a binomial option pricing model, a Monte Carlo simulation technique or the Black-Scholes model, as appropriate, using the assumptions detailed in Note 26.

Film production

The Group makes certain estimates and judgements based on historical experience and other factors, including estimates relating to the future performance of films. Refer Note 1(c)(xxx) for details relating to the recognition of film production revenue and expenses.

Income Taxes

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due (refer to note 22(a)(viii)). Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provision in the period in which such determination is made.

(e) Mandatory changes in accounting policies

As detailed in Note 1(c)(xxxii), the VRL group has applied the amended Australian Accounting Standard AASB 139: *Financial Instruments – Recognition and Measurement* relating to financial guarantees for the first time in the accounts for the year ended 30 June 2007, with comparative disclosures. The impact on the parent entity financial statements is summarised below.

	VILLAGE ROADSHOW LIMITED	
	Before Changes $'000	After Changes $'000
Income Statement impacts:		
Continuing profit after tax for the year to 30 June 2007	41,574	42,123
Balance Sheet impacts:		
Investment in controlled entities	421,608	424,991
Financial guarantee liabilities	-	2,834

Notes to the Financial Statements (continued)

For the year ended 30 June 2007

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Voluntary changes in accounting policies

Subsequent to 30 June 2006, the VRL group clarified its accounting policy in relation to the treatment of capitalised borrowing costs to include the fair value movements of interest rate derivatives relating to the financing of the Film Production division.

These changes have been applied retrospectively in accordance with AASB 108: *Accounting Policies, Changes in Accounting Estimates and Errors*, therefore opening balances and comparative results have been adjusted accordingly.

(i) Summary of changes:

As advised to the Australian Securities Exchange on 3 January 2007, the VRL group has clarified its accounting policy in relation to the treatment of capitalised borrowing costs to include the non-cash fair value movements of interest rate derivatives relating to the financing of the Film Production division. Previously, these derivatives were marked to market partially through the Income Statement in accordance with AASB 139: *Financial Instruments: Recognition and Measurement*. These unrealised derivative gains and losses will continue to fluctuate, however by the end of the hedging period will net to zero on a cumulative basis. The fair value movements on these derivatives were not previously recognised in accounting for the Film Production division's half-yearly and annual film portfolio exploitation profit.

Gains or losses arising from changes in the fair value of derivatives, except for those that qualify as effective cash flow hedges, continue to be taken directly to net profit or loss for the year in accordance with AASB 139.

Following the change in accounting policy, a component of the fair value movements will now be treated as capitalised borrowing costs and included in the Film Production division's film exploitation profit calculations. The VRL Group believes that this change will provide a more relevant and reliable reflection for the Film Production division results on a half-yearly and annual basis.

In addition, the VRL Group's accounting policy for Borrowing Costs (Note 1(c)(iii) in the 30 June 2006 Annual Report) stated that borrowing costs were expensed as incurred, and that costs attributable to borrowings used to finance capital works were not included in the cost of those works while those works were being completed. This has been clarified to state that borrowing costs are expensed as incurred, except where they are directly attributable to qualifying assets. Where directly attributable to a qualifying asset, borrowing costs are capitalised as part of the cost of that asset.

(ii) Amended accounting policy notes or extracts:

Amended accounting policy notes incorporating the above changes are contained within the following policy notes:

Note 1(c)(iv) Borrowing costs
Note 1(c)(xxx) Film production

(iii) Reconciliation of impact upon financial statements

The reconciliation of the impacts of the accounting policy changes is summarised below.

	CONSOLIDATED	
	Before Changes $'000	After Changes $'000
Income Statement impacts:		
Amortisation of Film Library for the year to 30 June 2006	271,938	277,521
Continuing profit before tax for the year to 30 June 2006	9,538	3,955
Attributable loss after tax for the year to 30 June 2006	(35,109)	(40,692)
Amortisation of Film Library for the year to 30 June 2007	175,126	168,508
Continuing profit before tax for the year to 30 June 2007	34,024	40,642
Attributable profit after tax for the year to 30 June 2007	38,461	45,079
Balance Sheet impacts:		
Accumulated losses as at 1 July 2005	(191,136)	(195,357)
Accumulated losses as at 30 June 2006	(242,232)	(252,036)
Accumulated losses as at 30 June 2007	(301,935)	(305,121)
Total written-down value of Film Library 30 June 2006	718,282	708,339
Total written-down value of Film Library 30 June 2007	778,347	775,805
Earnings per Share ("EPS") impacts		
Basic and diluted EPS for year ended 30 June 2006 (cents)	(21.96)	(25.45)
Basic and diluted EPS for year ended 30 June 2007 (cents)	25.70	30.12

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(2) REVENUE AND EXPENSES					
(a) Reconciliation of Operating Profit					
Profit (loss) before income tax expense		57,556	(30,086)	(215,053)	173,823
Less discontinued operations profit (loss) before tax	(31)	16,914	(34,041)	(225,000)	-
Less material items of income and expense profit (loss) before tax	(2(g))	(8,080)	(49,717)	22,658	(50,341)
Profit (loss) before tax excluding discontinued operations & material items of income and expense		48,722	53,672	(12,711)	224,164
Income tax revenue (expense) excluding discontinued operations & material items of income and expense		9,604	(21,947)	30,749	(1,022)
Profit attributable to minority interests excluding discontinued operations & material items of income and expense		(21,136)	(14,163)	-	-
Net profit attributable to members excluding discontinued operations & material items of income and expense		37,190	17,562	18,038	223,142
(b) Revenue from continuing operations					
Revenue from sale and exploitation of film productions		641,093	903,065	-	-
Revenue from sale of goods		155,633	63,411	-	-
Rendering of other services		695,737	528,940	-	-
Dividends from -					
Controlled entities		-	-	15,741	249,748
Other entities		200	432	5,000	9,000
Finance revenue		10,748	12,751	452	135
Total revenues from continuing operations		1,503,411	1,508,599	21,193	258,883
Breakdown of finance revenue:					
Interest from -					
Other entities		10,728	12,734	452	135
Associated entities (cinema interests)		20	18	-	-
		10,748	12,752	452	135
(c) Other Income from continuing operations					
Commission from -					
Other entities		456	-	-	-
Associated entities		17	11	-	-
Management Fees from -					
Other entities		5,341	4,718	5	18
Associated entities		8,949	6,377	7,714	5,751
Controlled entities[1]		-	-	8,746	38,015
Rental Income		1,768	2,300	-	-
Net gains on disposal of property, plant and equipment		-	-	1	-
Net gains on disposal of investments in associates and other entities		-	647	1,479	-
Financial guarantee income - group		-	-	549	-
Other		18,270	16,780	90	78
		34,801	30,833	18,584	43,862

1 The Parent Entity disclosure includes Nil in 2007 (2006: $27.7 million) for recharging of legal settlements and legal expenses in relation to the Film Production division (refer Note 2(g)).

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(d) Share of net profits (losses) of associates and joint venture entities/partnerships accounted for using the equity method					
Share of associates' net profits	(11(a))	19,840	23,147	-	-
Share of joint venture entities'/partnerships' net profits	(11(b))	1,417	2,946	-	-
		21,257	26,093	-	-

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(2) REVENUE AND EXPENSES (continued)				
(e) Expenses excluding finance costs from continuing operations				
Employee expenses -				
Employee benefits	20,779	15,222	1,800	1,445
Remuneration and other employee expenses	250,382	173,220	28,729	26,717
Total employee expenses	271,161	188,442	30,529	28,162
Cost of goods sold	52,305	18,696	-	-
Occupancy expenses -				
Operating lease rental - minimum lease payments	55,887	58,896	1,138	1,056
Operating lease rental - contingent rental payments	2,652	2,866	-	-
Other occupancy expenses	39,208	33,194	532	678
Total occupancy expenses	97,747	94,956	1,670	1,734
Film hire and other film expenses	553,464	669,393	-	-
Depreciation of -				
Buildings & improvements	2,790	1,183	-	-
Plant, equipment & vehicles	36,305	21,796	1,904	1,574
Amortisation of -				
Leasehold improvements	12,585	7,591	109	77
Finance lease assets	969	2,176	378	661
Deferred expenditure	311	1,446	175	697
Other intangibles	870	1,079	-	-
Film library	168,508	277,521	-	-
Total depreciation and amortisation	222,338	312,792	2,566	3,009
Impairment of -				
Capital Work in Progress	-	373	-	-
Plant, equipment & vehicles	196	6	-	-
Goodwill	-	1,221	-	-
Leasehold improvements	-	417	-	-
Finance lease assets	-	595	-	-
Investments - group (refer Note 2(g))	-	-	-	240,757
Reversal of impairment of -				
Investments - group (refer Note 2(g))	-	-	(31,338)	-
Receivables - group (refer Note 2(g))	-	-	-	(234,739)
Total impairment charges	196	2,612	(31,338)	6,018
Net Loss on disposal of property, plant and equipment	1,520	321	-	70
Net loss on disposal of investments in associates and other entities	-	-	-	684
Loss on repurchase of Convertible Notes (refer Note 2(g))	6,781	-	6,781	-
Net realised foreign currency (gains) losses	2,527	6,796	-	-
Inter-company capital contribution expenses (refer Note 2(g))	-	-	-	44,323
Immediate write-off of investment (refer Note 2(g))	-	4,912	-	-
Restructuring costs - Film Production division (included in Note 2(g))	-	15,303	-	-
Theme Park restructuring costs written-off (refer Note 2(g))	4,899	-	1,899	-
Legal settlement and expenses (reversal of provision) - Film Production division (refer Note 2(g))	(3,600)	23,722	-	27,739
Management and services fees paid	3,010	2,467	-	-
Guarantee fees paid	2,693	2,704	-	-
Advertising and promotions	43,526	31,208	-	-
Regulatory and licencing fees	20,479	15,283	-	1
Settlement and other discounts	18,174	16,890	-	-
Telecommunications	6,503	6,056	535	659
General and administration expenses -				
Provision for doubtful debts	(1,475)	315	-	-
Bad debts written off - other	373	319	305	9
Other general and administration expenses	83,284	64,032	11,590	12,704
Total general and administration expenses	82,182	64,666	11,895	12,713
Total expenses excluding finance costs	1,385,905	1,477,219	24,537	125,112

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000

(2) REVENUE AND EXPENSES (continued)

(f) Finance Costs

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Bank loans and overdrafts	122,035	91,692	3,801	3,566
Finance charges payable under finance leases and hire purchase contracts	78	274	41	128
Make good provision discount adjustment	21	53	-	-
Other	3,868	222	1,451	116
Total finance costs (on a historical cost basis)	126,002	92,241	5,293	3,810
Fair value change on derivatives[1]	6,920	(7,890)	-	-
Total finance costs	132,922	84,351	5,293	3,810
Capitalisation and amortisation of Finance Costs:[2]				
Opening balance	-	-	-	-
Finance costs capitalised during the period - borrowing costs	61,676	60,822	-	-
Finance costs capitalised during the period - hedge borrowing costs	6,618	(5,583)	-	-
Finance costs amortised during the period - borrowing costs	(61,676)	(60,822)	-	-
Finance costs amortised during the period - hedge borrowing costs	(6,618)	5,583	-	-
Closing balance	-	-	-	-

1 The unrealised gain on the fair value change on derivatives during the year mainly relates to the Film Production division's USD 1.4 billion financing facility. These unrealised AIFRS mark to market profits or losses are likely to continue to be significant in the future, and can fluctuate materially both during and between balance dates as a result of relatively minor changes in key variables, such as interest rate yield curves. As these unrealised gains and losses will fluctuate, and by the end of the hedging period will net to zero on a cumulative basis, focus should be on the Film Production division's results excluding these gains and losses.
2 Subsequent to 30 June 2006, the VRL group clarified its accounting policy in relation to the treatment of capitalised borrowing costs - refer Note 1(f).

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(g) Material Items of Income and expense from continuing operations				
The following material items of income and expense, which are included in the results shown in the Income Statement, are relevant in explaining the financial performance of the Group.				
Legal settlement and legal expenses (reversal of provision) - Film Production division (refer Note 22(a)(ix) in relation to the 2007 amount)	3,600	(23,722)	-	(27,739)
Restructuring costs - Film Production division	-	(21,083)	-	-
Immediate write off of investment	-	(4,912)	-	-
Loss on repurchase of Convertible Notes	(6,781)	-	(6,781)	-
Theme Park restructuring costs written-off	(4,899)	-	(1,899)	-
Management fees received - recharge of amounts to subsidiaries in relation to legal matters - Film Production division	-	-	-	27,739
Impairment of investments in subsidiaries	-	-	-	(240,757)
Reversal of impairment of loan to subsidiary	-	-	-	234,739
Reversal of impairment of investment in subsidiaries	-	-	31,338	-
Inter-company capital contribution expenses	-	-	-	(44,323)
Total profit (loss) from material items of income and expense before tax	(8,080)	(49,717)	22,658	(50,341)
Income tax revenue	(347)	(12,307)	(1,427)	-
Total profit (loss) from material items of income and expense after tax	(7,733)	(37,410)	24,085	(50,341)

(3) EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

	CONSOLIDATED	
	2007	2006
(a) Earnings Per Share:		
Net profit (loss) attributable to ordinary equity holders of Village Roadshow Ltd.		
Basic EPS	30.12 cents	(25.45) cents
Net profit (loss) from continuing operations attributable to ordinary equity holders of Village Roadshow Limited		
Basic EPS	19.68 cents	(12.41) cents
(b) Earnings Per Share adjusted to eliminate discontinued operations and material items of income and expense from the calculations[1]		
Basic EPS	24.85 cents	10.98 cents

1 Alternative disclosure based on attributable net profit of $37.190 million (2006 $17.562 million) - refer Note 2(a).

Notes to the Financial Statements (continued)

For the year ended 30 June 2007

(3) EARNINGS PER SHARE (continued)

(c) The following reflects the income and share data used in the basic earnings per share computations:

	CONSOLIDATED	
	2007 $'000	2006 $'000
Net profit (loss) attributable to ordinary equity holders of Village Roadshow Limited from continuing operations	29,457	(19,848)
Profit (loss) attributable to ordinary equity holders of Village Roadshow Limited from discontinued operations	15,622	(20,844)
Net profit (loss) attributable to ordinary equity holders of Village Roadshow Limited	45,079	(40,692)
Less: Net profit (loss) attributable to discontinued operations and material items of income and expense	7,889	(58,254)
Net profit attributable to ordinary equity holders of Village Roadshow Limited excluding discontinued operations and material items of income and expense	37,190	17,562

	2007 No. of Shares	2006 No. of Shares
Weighted average number of ordinary shares for basic earnings per share[2]	149,671,573	159,904,681

2 There are no potential ordinary shares that are dilutive. The 6,000,000 issued options were reviewed and determined not to be potential ordinary shares as at 30 June 2007 or 30 June 2006.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

Under Accounting Standard AASB 2: *Share Based Payment*, shares issued under the company's various share plans are treated as 'in-substance' options. Shares issued under these plans that are treated as 'in-substance' options are included in ordinary shares for the purposes of the EPS calculation.

(4) INCOME TAX

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(a) Major components of income tax expense for the years ended 30 June 2007 and 2006 are:				
Income Statement				
Current income tax				
Current income tax expense (revenue)	23,994	29,026	(16,727)	16,484
Adjustments in respect of current income tax of prior years	195	(6,431)	-	-
Deferred income tax				
Relating to origination and reversal of temporary differences	(1,747)	(11,574)	2,905	(15,462)
Benefit from previously unrecognised tax losses	(18,354)	-	(18,354)	-
Other non-current tax liabilities				
Other	(14,039)	(1,381)	-	-
Income tax expense (revenue) reported in income statement	(9,951)	9,640	(32,176)	1,022
(b) A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the Group's effective income tax rate is as follows:				
Accounting profit (loss) before tax from continuing operations	40,642	3,955	9,947	173,823
Profit (loss) before tax from discontinued operations	16,914	(34,041)	(225,000)	-
Accounting profit (loss) before income tax	57,556	(30,086)	(215,053)	173,823
At the statutory income tax rate of 30% (2006:30%)	17,267	(9,026)	(64,516)	52,147
Adjustments in respect of current income tax of previous years	195	(6,431)	-	-
Unrecognised tax losses	-	9,044	-	-
Unrecognised deferred tax assets	-	-	-	23,524
Non-deductible expenditure (net of non-assessable provision reversals)	2,526	714	58,099	503
Rebateable and other non-assessable dividends	-	-	(6,222)	(77,624)
Non-assessable income	(3,782)	(4,036)	-	-
After-tax equity (profits) losses included in pre-tax profit	(4,262)	(3,916)	-	-
After-tax partnership (profits) losses included in pre-tax profit	(425)	(884)	-	-
Adjustments to deferred tax assets and other non-current tax liabilities	(37,656)	-	(21,941)	-
Adjustments relating to overseas subsidiaries	15,531	8,505	-	-
Other	1,947	2,473	2,404	2,472
At effective income tax rate of n/a (Village Roadshow Limited n/a) (2006: 11.8%, Village Roadshow Limited: 0.6%)	(8,659)	(3,557)	(32,176)	1,022
Income tax expense (revenue) – continuing operations	(9,951)	9,640	(32,176)	1,022
Income tax expense (revenue) – discontinued operations (refer Note 31)	1,292	(13,197)	-	-
Total income tax expense (revenue)	(8,659)	(3,557)	(32,176)	1,022

(4) INCOME TAX (continued)

(c) Deferred tax

Deferred income tax at 30 June relates to the following:

	BALANCE SHEET 2007 $'000	BALANCE SHEET 2006 $'000	INCOME STATEMENT 2007 $'000	INCOME STATEMENT 2006 $'000
CONSOLIDATED				
Deferred tax liabilities				
Property, plant & equipment	30,814	-	6,114	-
Other (including impact of net-down with deferred tax assets)	2,886	988	1,898	(19,152)
Total deferred income tax liabilities	33,700	988		
Other non-current tax liabilities				
Other	94,100	108,139	(14,039)	(1,381)
Deferred tax assets				
Post-employment benefits	5,045	4,969	(76)	96
Investments	4,714	5,648	934	(697)
Property, plant & equipment	8,781	-	(8,781)	
Sundry creditors & accruals	1,213	2,691	1,478	(1,092)
Provision for doubtful debts	979	1,167	188	(129)
Expenses deductible over five year period	12,221	15,841	3,620	(15,256)
Functional currency adjustments	-	-	-	6,606
Unearned income	2,106	-	(2,106)	-
Booked income tax losses	18,354	-	(18,354)	-
Other (including impact of net-down with deferred tax liabilities)	5,650	634	(5,016)	18,050
Total deferred income tax assets	59,063	30,950		
Deferred income tax revenue			(34,140)	(12,955)
VILLAGE ROADSHOW LIMITED				
Deferred tax assets				
Post-employment benefits	2,073	1,912	(161)	(113)
Expenses deductible over five year period	11,565	15,841	4,276	(15,841)
Booked income tax losses	18,354	-	(18,354)	-
Other (including impact of net-down with deferred tax liabilities)	898	(312)	(1,210)	492
Total deferred income tax assets	32,890	17,441		
Deferred income tax revenue			(15,449)	(15,462)
(d) The following future income tax benefits arising from tax losses and credits of the Village Roadshow Limited ("VRL") Tax Consolidated Group have not been brought to account as realisation of those benefits is not probable –				
Benefits for revenue losses	-	24,195	-	24,195
Benefits for foreign tax credits[1]	6,543	10,436	6,543	10,436
Benefits for capital losses[2]	8,807	36,790	8,807	36,790

1 The majority of the unbooked foreign tax credits expire by 30 June 2010 if not used by that date.
2 An additional amount of capital losses for the VRL Tax Consolidated Group for the years ended 30 June 2007 and June 2006 is still being finalised.

These benefits will only be obtained if:
(a) the VRL Tax Consolidated Group derives future assessable income of a nature and amount sufficient to enable the benefits of deductions for the losses to be realised;
(b) there is continuity of compliance with the conditions for deductibility, imposed by law; and
(c) no changes in tax legislation adversely affect the VRL Tax Consolidated Group from realising the benefits of deductions for the losses.

Austereo Group Limited – Tax Consolidation

Effective from 1 July 2002, Austereo Group Limited ("Austereo") and its relevant wholly-owned entities have formed a Tax Consolidated group. Members of the group have entered into a combined Tax Sharing and Tax Funding agreement ("TSA") in order to allocate income tax expense to the wholly-owned entities predominantly on a stand-alone basis. In addition, the TSA provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations to the Australian Taxation Office. At balance date, the possibility of default is remote. The head entity of the Tax Consolidated group is Austereo. Austereo has formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

Village Roadshow Limited – Tax Consolidation

Effective from 1 July 2003, Village Roadshow Limited ("VRL") and its relevant wholly-owned entities have formed a Tax Consolidated group. Members of the Tax Consolidated group have entered into a TSA in order to allocate income tax expense to the wholly-owned entities predominantly on a stand-alone basis. In addition, the TSA provides for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations to the Australian Taxation Office. At balance date, the possibility of default is remote. The head entity of the Tax Consolidated group is VRL. VRL has formally notified the Australian Taxation Office of its adoption of the tax consolidation regime.

The VRL group has reset the tax values of some of the assets of its wholly-owned entities, which has not resulted in any material impact on the financial statements of VRL or the VRL group for the year ended 30 June 2005.

The Group has determined that it will not transfer any revenue or capital losses into the VRL Tax Consolidation group. These losses, subject to various restrictions, remain available to offset any additional assessable income in relation to tax years ended on or before 30 June 2003.

Notes to the Financial Statements (continued)

For the year ended 30 June 2007

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000

(5) DIVIDENDS PAID AND PROPOSED

(a) Declared and paid during the year

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Fully-franked special dividend on A Class preference shares of 37.0 cents per share (2006: 10.175 cents per share)	51,871	11,052	51,871	11,052
Fully-franked special dividend on ordinary shares of 34.0 cents per share (2006: 7.175 cents per share)	40,535	12,062	40,535	12,062
	92,406	23,114	92,406	23,114

(b) Declared subsequent to year-end

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Fully-franked interim dividend for the year ending 30 June 2008 on A Class preference shares of 12.0 cents per share (2006: Nil)	13,083	–	13,083	–
Fully-franked interim dividend on ordinary shares of 9.0 cents per share (2006: Nil)	12,511	–	12,511	–
	25,594	–	25,594	–

(c) Franking credit balance

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
The amount of franking credits available for the subsequent financial year are:				
– franking account balance as at the end of the financial year at 30%			2,911	36,509
– franking credits that will arise from the payment of income tax payable as at the end of the financial year			–	–
The amount of franking credits available for future reporting periods:			2,911	36,509

The tax rate at which paid dividends have been franked is 30% (2006: 30%)

(6) CASH AND CASH EQUIVALENTS

(a) Reconciliation of cash

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Cash on hand and at bank	46,930	28,516	15	25
Deposits at call	122,750	147,689	–	–
Total cash on hand and at bank – continuing operations	169,680	176,205	15	25
For the purposes of the Cash Flow Statement, cash and cash equivalents comprise the following at 30 June:				
Net cash on hand and at bank – continuing operations	169,680	176,205	15	25
Cash on hand and at bank attributable to discontinued operations	872	1,955	–	–
Total cash on hand and cash equivalents for the purposes of the Cash Flow Statement	170,552	178,160	15	25

(b) Reconciliation of operating profit after tax to net operating cash flows

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Net operating profit (loss)	66,215	(26,529)	(182,877)	172,801
Adjustments for:				
Depreciation	39,095	25,790	1,904	1,574
Amortisation	183,243	291,078	662	1,435
Impairment (reversal) of non-current assets and held-for-sale assets (net)	196	2,590	193,662	6,018
Provisions	5,288	8,572	537	378
Net (gains) losses on disposal of assets	(12,285)	(15,746)	(1,472)	754
Unrealised foreign currency (profit)/loss	(598)	512	–	–
Unrealised derivative gain	6,920	(7,890)	–	–
Share of equity accounted profits not received as dividends or distributions	(19,878)	1,071	–	–
Loss on redemption of convertible notes	5,924	–	5,924	–
Impact of tax consolidation regime on tax balances	–	–	–	22,828
Inter-company capital contribution expenses classified as investing activities	–	–	–	44,323
Changes in assets & liabilities:				
(Increase) decrease trade and other receivables	(7,639)	100,299	(677)	(509)
Increase (decrease) trade and other payables	67,685	12,750	2,350	640
(Increase) decrease net current tax assets	8,813	2,719	2,969	6,477
Increase (decrease) unearned income	4,595	(1,295)	–	–
Increase (decrease) other payables and provisions	(62,223)	48,697	7,277	1,780
(Increase) decrease film library[1]	(320,584)	(260,323)	–	–
(Increase) decrease inventories	(447)	(16,606)	(4)	–
(Increase) decrease capitalised borrowing costs	(750)	(300)	(750)	–
Increase (decrease) deferred and other income tax liabilities	(29,582)	(18,063)	(15,449)	(15,463)
(Increase) decrease prepayments and other assets	(6,033)	(15,583)	–	(1,023)
Net operating cash flows	(72,045)	131,743	14,056	242,013

1 Payments to suppliers showing in the Statement of Cash Flows include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the year ended 30 June 2007, $320.6 million was expended on copyright assets (year ended 30 June 2006: $260.3 million).

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000

(6) CASH AND CASH EQUIVALENTS (continued)

(c) Financing facilities available

At reporting date, the following financing facilities were available :

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Total facilities	2,719,140	2,669,881	150,000	200,000
Facilities used at reporting date	1,697,827	1,214,463	-	-
Facilities unused at reporting date[1]	1,021,313	1,455,418	150,000	200,000

[1] Unused facilities (consolidated) includes $786.6 million (2006: $1,140.8 million) relating to Village Roadshow Films (BVI) Limited.

(7) TRADE AND OTHER RECEIVABLES

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Current:				
Trade and other receivables	247,994	240,698	1,425	1,071
Provision for doubtful debts	(12,103)	(12,787)	(70)	(70)
	235,891	227,911	1,355	1,001
Due from associated entities	8,228	3,754	-	-
Other advances	18,559	55	-	-
	262,678	231,720	1,355	1,001
Non-current:				
Unsecured advances – other	9,326	6,994	-	-
Provision for non recovery	-	(1,137)	-	-
	9,326	5,857	-	-
Owing by –				
Associated entities	23,785	25,891	-	283
Provision for non recovery	(245)	(1,300)	-	-
	23,540	24,591	-	283
Controlled entities – secured	-	-	292,337	369,651
	23,540	24,591	292,337	369,934
	32,866	30,448	292,337	369,934

(8) INVENTORIES

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Current:				
Merchandise held for resale – at cost	9,509	3,236	235	230

(9) INTANGIBLE ASSETS AND GOODWILL

CONSOLIDATED[5]

	Radio Licences[1] $'000	Film Library[2] $'000	Goodwill[3] $'000	Brand Names[4] $'000	Other $'000	Total $'000
FOR THE YEAR ENDED 30 JUNE 2007						
At 1 July 2006						
Cost (gross carrying amount)	459,403	2,066,975	47,493	-	4,937	2,578,808
Accumulated amortisation and impairment	-	(1,358,636)	-	-	(3,551)	(1,362,187)
Net carrying amount	459,403	708,339	47,493	-	1,386	1,216,621
Year ended 30 June 2007						
At 1 July 2006, net of accumulated amortisation and impairment	459,403	708,339	47,493	-	1,386	1,216,621
Additions	-	320,584	-	-	3,412	323,996
Uplift of amounts previously owned	-	-	-	15,840	-	15,840
Acquisition of subsidiary (Note 32)	-	-	136,813	15,840	835	153,488
Disposals/transfer to held for sale assets	-	-	(7,818)	-	-	(7,818)
Net foreign currency movements arising from investments in foreign operations	(526)	(84,610)	(586)	-	-	(85,722)
Amortisation	-	(168,508)	-	-	(870)	(169,378)
Net carrying amount	458,877	775,805	175,902	31,680	4,763	1,447,027
At 30 June 2007						
Cost (gross carrying amount)	458,877	2,182,175	175,902	31,680	8,580	2,857,214
Accumulated amortisation and impairment	-	(1,406,370)	-	-	(3,817)	(1,410,187)
Net carrying amount	458,877	775,805	175,902	31,680	4,763	1,447,027
Current	-	418,266	-	-	-	418,266
Non-current	458,877	357,539	175,902	31,680	4,763	1,028,761
Net carrying amount	458,877	775,805	175,902	31,680	4,763	1,447,027
FOR THE YEAR ENDED 30 JUNE 2006						
At 1 July 2005						
Cost (gross carrying amount)	458,862	1,690,904	48,206	-	3,812	2,201,784
Accumulated amortisation and impairment	-	(984,613)	-	-	(2,102)	(986,715)
Net carrying amount	458,862	706,291	48,206	-	1,710	1,215,069
Year ended 30 June 2006						
At 1 July 2005, net of accumulated amortisation and impairment	458,862	706,291	48,206	-	1,710	1,215,069
Additions	-	260,323	-	-	1,200	261,523
Disposals	-	-	-	-	(466)	(466)
Net foreign currency movements arising from investments in foreign operations	541	19,246	508	-	21	20,316
Impairment	-	-	(1,221)	-	-	(1,221)
Amortisation	-	(277,521)	-	-	(1,079)	(278,600)
Net carrying amount	459,403	708,339	47,493	-	1,386	1,216,621
At 30 June 2006						
Cost (gross carrying amount)	459,403	2,066,975	47,493	-	4,937	2,578,808
Accumulated amortisation and impairment	-	(1,358,636)	-	-	(3,551)	(1,362,187)
Net carrying amount	459,403	708,339	47,493	-	1,386	1,216,621
Current	-	235,314	-	-	-	235,314
Non-current	459,403	473,025	47,493	-	1,386	981,307
Net carrying amount	459,403	708,339	47,493	-	1,386	1,216,621

1 As at 30 June 2007, Austereo Group Limited reflect the value of Radio Licences at cost of $870.9 million (2006: $871.5 million). This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently below the lower end of the range of estimates provided by the independent valuer. The VRL group has continued to record these Radio Licences at original cost of $458.9 million (2006: $459.4 million). Both the $870.9 million and $458.9 million amounts referred to above represent 100% of the Radio Licences.
2 Refer Note 22(a)(vii) for details of the security provided by the film library.
3 Purchased as part of business combinations.
4 Brand names purchased as part of the acquisition of Australian Theme Park interests and independently valued as part of the acquisition accounting. Amount purchased relates to the 50% acquired, whereas the uplift amount represents the underlying 50% previously owned. Refer Note 32.
5 There are no intangible assets or goodwill held by the parent entity.

(9) INTANGIBLE ASSETS AND GOODWILL (continued)

(a) Impairment testing of goodwill, radio licences and brand names

Goodwill and indefinite life intangible assets are tested at least annually for impairment based upon the recoverable amount of the appropriate cash generating units ("CGU's") to which the goodwill has been allocated. Details of the Group's main goodwill and indefinite life intangible assets are provided below.

Goodwill assessed on the basis of value-in-use:

The recoverable amount of part of the Group's goodwill has been determined based on value-in-use calculations, using cash flow projections covering a five-year period. The key assumptions on which the Company has based cash flow projections when determining value-in-use were that projected future performance was based on past performance and expectations for the future, and that no significant events were identified which would cause the Company to conclude that past performance was not an appropriate indicator of future performance. The pre-tax discount rate applied to the cash flow projections was in the range of 14.7% to 16.1% (2006: 13.8% to 15.2%). Cash flows beyond five years have been extrapolated using a terminal growth rate of 3% (2006: 3%). The growth rate does not exceed the long-term average growth rate for the businesses in which the CGU's operate. Goodwill allocated to cash generating units for impairment testing include material groupings and 2007 balances as follows:

- Village Roadshow Theme Parks – $136.8 million (2006: Nil) (re: Australian Theme Park interests)
- Village Cinemas Australia Pty. Ltd. – $29.8 million (2006: $29.8 million) (re: Australian Theatres Joint Venture cinema circuit)
- Entertainment of the Future Pty. Ltd. – $4.1 million (2006: $4.1 million) (re: Jam Factory and Geelong cinemas)
- Village Roadshow Theatres Pty. Ltd. – $3.9 million (2006: $3.9 million) (re: various Victorian cinemas)

Goodwill assessed on the basis of fair value less costs to sell:

The recoverable amount of goodwill that relates to the Group's investment in its subsidiaries in Greece ($7.8 million) has been assessed on the basis of fair value less costs to sell. The amount used for fair value less costs to sell was derived from a signed memorandum of understanding received in June 2007 relating to the relevant entity, which sale has been settled subsequent to 30 June 2007. This goodwill has been classified as held for sale as at 30 June 2007.

Radio Licences:

Radio licences are classified as indefinite life intangible assets and are therefore subject to annual impairment testing. For the purposes of impairment testing the licences have been allocated to individual cash generating units, the most significant being Australian metropolitan radio (2007: $449.9 million, 2006: $449.9 million).

The recoverable amount of the radio licences has been determined using an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology, a discounted cash flow ("DCF") analysis of Austereo's future projected cash flows for five years adjusted for a termination value based on current market estimates. Five years has been used as the projection period to ensure consistency with the DCF valuation approach adopted since the listing of Austereo Group Limited in 2001. Key assumptions underpinning the DCF analysis relate to:

- growth in the radio market;
- the revenue shares achieved by each CGU in their relevant market; and
- cost inflation.

The growth in the radio market is determined by reference to the long term historical growth rate and nominal GDP estimates published by leading long term economic forecasters. Cost inflation is determined by reference to CPI estimates published by leading long term economic forecasters and the Reserve Bank of Australia's CPI target band. Revenue share forecasts for each CGU are determined via reference to actual results achieved and trends identified in relevant statistics made available to the radio industry. The discount rates applied to cash flow projections range from 9.8% to 11.2% (2006: 9.8% to 11.7%). Various secondary valuation techniques were also applied to assess the fair market value of the licences, as a cross reference analysis in confirmation of the DCF valuation.

Brand Names:

Brand names owned by the Village Roadshow Theme Parks are classified as indefinite life intangible assets and are therefore subject to annual impairment testing. For the purposes of impairment testing the brand names have been allocated to individual cash generating units within the Australian Theme Parks (2007: $31.7 million, 2006: Nil). The discount rates applied to cash flow projections ranged from 12.6% to 17.4%.

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	Notes	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(10) OTHER ASSETS					
Current:					
Film projects, production advances and other work in progress		5,019	2,711	-	-
Other prepayments		13,387	7,020	376	433
Prepaid royalties and other assets		27,188	27,287	-	-
		45,594	37,018	376	433
Non-current:					
Security deposits		2,559	2,777	-	-
Other prepayments		2,358	15,397	-	-
Other assets		12,277	5,891	4,907	-
		17,194	24,065	4,907	-
(11) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD					
Non-current:					
Investments in associates – unlisted shares	11 (a)(iv)	82,581	87,814	-	-
Investments – jointly controlled entities/partnerships	11 (b)(iv)	663	5,011	-	-
		83,244	92,825	-	-

There were no impairment losses relating to investments accounted for using the equity method in the year ended 30 June 2007 (2006: nil). Refer to Note 23(c) for other expenditure commitments relating to these investments.

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000

(11) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

(a) Investments in associates

(i) Share of associates' balance sheet

	2007 $'000	2006 $'000
Current assets	151,962	140,865
Non-current assets	89,515	150,357
	241,477	291,222
Current liabilities	(124,946)	(94,292)
Non-current liabilities	(36,842)	(116,927)
	(161,788)	(211,219)
Net assets	79,689	80,003

(ii) Share of associates' revenue and profits (losses)

	2007 $'000	2006 $'000
Revenue	234,401	269,224
Profit (loss) before income tax	27,247	37,514
Income tax expense	(8,041)	(14,174)
Profit (loss) after income tax	19,206	23,340
Other adjustments	634	(193)
Share of associates' profit or loss recognised in Income Statement	19,840	23,147
Cumulative unrecognised share of associate's profit (loss) after income tax due to discontinuation of equity method	(62)	(844)

Contingent liabilities of associates

Share of contingent liabilities incurred jointly with other investors – refer Note 22.

(iii) Summarised contribution by entity:

Entity	EQUITY SHARE OF PROFIT (LOSS) AFTER TAX 2007 $'000	2006 $'000
Ballarat Cinemas Pty. Limited	7	(5)
Dartina Developments Limited	3,399	4,008
Radio Newcastle Pty. Limited	1,582	2,100
Roadshow Distributors Pty. Limited	15,112	16,884
Sea World Property Trust (refer Note 13(a))	-	981
Warner Village Exhibition Limited	28	52
Warner Village (Design & Build) Limited	-	(513)
Other	(288)	(360)
	19,840	23,147

(iv) Equity accounted carrying amount of investments in associates represented by:

Name	Country of Incorporation	Principal Activity	% Owned	CONSOLIDATED CARRYING VALUES 2007 $'000	2006 $'000
Ballarat Cinemas Pty. Limited	Australia	Cinema owner	50.00%	3,999	3,993
Dartina Development Limited	Singapore	Multiplex investor	50.00%	4,922	3,685
Perth FM Facilities Pty. Limited[1]	Australia	Radio transmitter	66.70%	442	459
Radio Newcastle Pty. Limited	Australia	Radio broadcaster	50.00%	3,632	4,900
Roadshow Distributors Pty. Limited	Australia	Film distributors	50.00%	68,226	58,024
Sea World Property Trust (refer Note 13(a))	Australia	Theme park lessor	-	-	15,754
Sydney FM Facilities Pty. Limited	Australia	Radio transmitter	50.00%	463	492
Other equity accounted entities in aggregate	N/A	N/A	N/A	897	507
				82,581	87,814

1 Although the Group has ownership interest of more than 50% in the issued share capital of Perth FM Facilities Pty. Limited, it does not control the voting rights as all shareholders are required to agree on significant matters. Consequently, it has been determined with reference to AASB 128: *Accounting for Investments in Associates*, that the Group has joint control over this entity as opposed to control. The equity method of accounting has therefore been applied.

(v) Events Subsequent to Reporting Date:

Other than as disclosed in Note 28(a), no event has occurred after reporting date in relation to any associated entity which could materially affect their financial position or operating performance.

(11) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

(a) Investments in associates (continued)

(vi) The annual balance date of associated entities is 30 June except for the following:

Warner Village (D&B) Limited	31 December
Warner Village Exhibition Limited	31 December
Warner Village Trustees Limited	31 December

(b) Interests in jointly controlled entities/partnerships

	CONSOLIDATED	
	2007 $'000	2006 $'000
(i) Share of jointly controlled entities'/partnerships' balance sheet		
Current assets	3,835	20,815
Non-current assets	16	3,407
	3,851	24,222
Current liabilities	(2,357)	(17,074)
Non-current liabilities	(831)	(1,763)
	(3,188)	(18,837)
Net assets	663	5,385
(ii) Share of jointly controlled entities'/partnerships' income and profits (losses)		
Income	9,803	73,091
Expenses	(8,346)	(68,883)
Profit before income tax	1,457	4,208
Income tax expense	40	1,262
Profit after income tax	1,417	2,946

Contingent liabilities of jointly controlled entities/partnerships

Share of contingent liabilities incurred jointly with other investors – refer Note 22.

(iii) Summarised contribution to profit (loss) by entity:

	EQUITY SHARE OF PROFIT (LOSS) AFTER TAX	
Entity	2007 $'000	2006 $'000
Albury Regent Cinemas Partnership	147	213
Sea World Aviation Partnership (refer Note 13(a))	-	(2)
Tasmanian Cinemas Partnership	(54)	117
Warner Village Exhibition Management Partnership	1,324	-
Warner Village Theme Parks Partnership (refer Note 13(a))	-	2,618
	1,417	2,946

(iv) Equity accounted carrying amount of investments in jointly controlled entities/partnerships' represented by:

				CONSOLIDATED CARRYING VALUES	
Name	Country of Incorporation	Principal Activity	% Owned	2007 $'000	2006 $'000
Albury Regent Cinemas Partnership	Australia	Cinema operator	50.00%	(64)	156
Sea World Aviation Partnership (refer Note 13(a))	Australia	Helicopter ride operator	-	-	647
Tasmanian Cinemas Partnership	Australia	Cinema operator	50.00%	727	804
Warner Village Exhibition Management Partnership	United Kingdom	Non-operating	50.00%	-	-
Warner Village Theme Parks Partnership (refer Note 13(a))	Australia	Theme park operator	-	-	3,404
				663	5,011

(v) Events Subsequent to Reporting Date:

No event has occurred after reporting date in relation to any joint venture entity/partnership which could materially affect their financial position or operating performance.

(vi) The annual balance date of jointly controlled entities/partnership interests is 30 June except for the following:

Warner Village Exhibition Management Partnership 31 December

Notes to the Financial Statements (continued)

For the year ended 30 June 2007

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000

(12) AVAILABLE-FOR-SALE INVESTMENTS

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Non-current:				
Investments at fair value:				
Shares in Unlisted entities	4,357	4,357	16	16
Shares in Listed entities	19,683	20,464	–	–
	24,040	24,821	16	16

Available-for-sale investments consist of investments in ordinary shares, and therefore have no fixed maturity date or coupon rate.

The fair value of the unlisted available-for-sale investments has been estimated using valuation techniques based on assumptions that are not supported by observable market prices or rates. Management believes the estimated fair values resulting from the valuation techniques and recorded in the balance sheet and the related changes in fair values recorded in equity are reasonable and the most appropriate at the balance sheet date.

(13) OTHER FINANCIAL ASSETS

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Non-current:				
Shares in associated entities	–	–	95,204	95,204
Shares in subsidiaries at cost	–	–	1,209,716	1,343,240
Provision for impairment – shares in subsidiaries	–	–	(784,725)	(597,189)
Shares in subsidiaries	–	–	424,991	746,051
	–	–	520,195	841,255

(a) Investments in subsidiaries:

		% OWNED		VILLAGE ROADSHOW LIMITED CARRYING VALUES	
Name	Country of Incorporation	2007	2006	2007 $'000	2006 $'000
2 Day FM Australia Pty. Limited	Australia	100.00%	100.00%	–	–
AEO Co Pty. Limited	Australia	–	66.74%	–	–
Allehondro Pty. Limited	Australia	100.00%	100.00%	–	–
Animus No. 2 Pty. Limited	Australia	100.00%	100.00%	–	–
Ants at Work AE	Greece	100.00%	100.00%	–	–
Aqua Del Rey International Pty. Limited	Australia	100.00%	100.00%	1	1
Aras Park Pty. Limited	Australia	–	100.00%	–	–
Austereo Broadcast Data Pty. Limited	Australia	–	66.74%	–	–
Austereo Capital FM Pty. Limited	Australia	51.65%	66.74%	–	–
Austereo Direct Marketing Pty. Limited	Australia	51.65%	66.74%	–	–
Austereo Entertainment Pty. Limited	Australia	51.65%	66.74%	–	–
Austereo ESP Finance Pty. Limited	Australia	51.65%	66.74%	–	–
Austereo Group Limited (Listed)[1]	Australia	51.65%	66.74%	334,715	430,772
Austereo International Pty. Limited	Australia	51.65%	66.74%	–	–
Austereo Online Pty. Limited (previously Austereo Investments Pty. Limited)	Australia	51.65%	66.74%	–	–
A-Live Worldwide Pty. Limited	Australia	–	66.74%	–	–
Austereo Mall Advertising Pty. Limited	Australia	51.65%	66.74%	–	–
Austereo Pty. Limited	Australia	51.65%	66.74%	–	–
Austereo Television Productions Pty. Limited	Australia	–	66.74%	–	–
B105 FM Pty. Limited	Australia	100.00%	100.00%	–	–
Baltimore House Pty. Limited	Australia	100.00%	100.00%	–	–
Belfast Odyssey Cinemas Limited	United Kingdom	–	100.00%	–	–
Broadcast FM Pty. Limited	Australia	51.65%	66.74%	–	–
Cinema Investments Italia SPA	Italy	–	100.00%	–	–
Cinemax SA	Greece	100.00%	100.00%	–	–
Colorado Bay Pty. Limited	Australia	100.00%	100.00%	–	–
Consolidated Broadcasting System (WA) Pty. Limited	Australia	51.65%	66.74%	–	–
Daydream Finance Holdings Pty. Limited	Australia	100.00%	100.00%	–	–
Daydream Finance Pty. Limited	Australia	100.00%	100.00%	–	–
Daydream Investments Holdings Pty. Limited	Australia	100.00%	100.00%	–	–
Daydream Operations Holdings Pty. Limited	Australia	100.00%	100.00%	–	–
			c/fwd	334,716	430,773

(13) OTHER FINANCIAL ASSETS (continued)

(a) Investments in subsidiaries: (continued)

Name	Country of Incorporation	% OWNED 2007	% OWNED 2006	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2007 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000
			c/fwd	334,716	430,773
DEG Holdings Pty. Limited	Australia	100.00%	100.00%	70	70
DIIR Pty. Limited	Australia	100.00%	100.00%	-	-
Emperion Pty. Limited	Australia	100.00%	100.00%	-	-
Entertainment of The Future Pty. Limited	Australia	100.00%	100.00%	-	-
Entertainment Research Pty. Limited	Australia	-	66.74%	-	-
Feature Productions Pty. Limited	Australia	100.00%	100.00%	-	-
Film Services (Australia) Pty. Limited	Australia	100.00%	100.00%	-	-
FM 104 Pty. Limited	Australia	100.00%	100.00%	-	-
FM Broadcasting Pty. Limited	Australia	100.00%	100.00%	-	-
FM Media (ACT) Pty. Limited	Australia	100.00%	100.00%	-	-
FM Media Overseas Pty. Limited	Australia	100.00%	100.00%	-	-
FM Operations Pty. Limited	Australia	100.00%	100.00%	-	-
Fortress Films Pty. Limited	Australia	100.00%	100.00%	-	-
Fortress Films II Pty. Limited	Australia	100.00%	100.00%	-	-
Fox FM Pty. Limited	Australia	100.00%	100.00%	-	-
Grand Prix FM Pty. Limited	Australia	-	100.00%	-	-
Hale Equipment Leasing Limited	Cyprus	-	100.00%	-	-
Intencity Pty. Limited	Australia	100.00%	100.00%	-	-
International Equipment Supplying Limited	Hungary	-	100.00%	-	-
International Theatre Equipment Leasing Pty. Limited	Australia	100.00%	100.00%	-	-
Intertasman Entertainments Limited	New Zealand	100.00%	100.00%	-	-
Jantar PLC SA	BVI	-	100.00%	-	-
Jaran Bay Pty. Limited	Australia	100.00%	100.00%	-	-
Jimbolla Pty. Limited	Australia	100.00%	100.00%	-	-
Madison Hall Pty. Limited	Australia	100.00%	100.00%	-	-
Marketing Austereo Village Integrated Solutions Pty. Limited	Australia	-	66.74%	-	-
Medborne Proprietary Limited	Australia	100.00%	100.00%	-	-
Melbourne FM Radio Pty. Limited	Australia	100.00%	100.00%	-	-
Movie World Holdings Joint Venture[3]	Australia	100.00%	-	-	-
Multiplex Cinemas Munchen GMBH	Germany	100.00%	100.00%	-	-
MX Promotions Pty. Limited	Australia	100.00%	100.00%	-	-
MX Services Pty. Limited	Australia	100.00%	100.00%	-	-
New Broadcasting Pty. Limited	Australia	100.00%	100.00%	-	-
Nu-Pay View Entertainment Pty. Limited	BVI	100.00%	100.00%	-	-
NW Productions Inc.	United States	100.00%	100.00%	-	-
Pacific Drive Productions Pty. Limited	Australia	100.00%	100.00%	-	-
Paradise Beach Productions Pty. Limited	Australia	100.00%	100.00%	-	-
Perth FM Radio Pty. Limited	Australia	51.65%	66.74%	-	-
Pietman Pty. Limited	Australia	100.00%	100.00%	-	-
Radio & Research Pty. Limited	Australia	-	66.74%	-	-
Reidhaven Holdings Pty. Limited	Australia	-	100.00%	-	-
Sari Lodge Pty. Limited	Australia	100.00%	-	-	-
Sea World Aviation Partnership[3]	Australia	100.00%	-	-	-
Sea World Equipment Company Pty. Limited	Australia	100.00%	-	-	-
Sea World International Pty. Limited	Australia	100.00%	-	-	-
Sea World Management Pty. Limited	Australia	100.00%	-	-	-
Sea World Property Trust	Australia	100.00%	-	-	-
Sea World Resort Hotel Pty. Limited	Australia	100.00%	-	-	-
Sincled Investments Pty. Limited	Australia	100.00%	100.00%	-	-
TAJ Walker Pty. Limited	BVI	100.00%	100.00%	-	-
Tarzan Films Pty. Limited	Australia	100.00%	100.00%	-	-
The Triple-M Broadcasting Company Pty. Limited	Australia	100.00%	100.00%	-	-
Today FM Brisbane Pty. Limited	Australia	51.65%	66.74%	-	-
Today FM Sydney Pty. Limited	Australia	51.65%	66.74%	-	-
Today Radio Network Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Adelaide Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Brisbane Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Melbourne Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Network Pty. Limited	Australia	51.65%	66.74%	-	-
			c/fwd	334,786	430,843

Notes to the Financial Statements (continued)

For the year ended 30 June 2007

(13) OTHER FINANCIAL ASSETS (continued)

(a) Investments in subsidiaries: (continued)

Name	Country of Incorporation	% OWNED 2007	% OWNED 2006	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2007 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000
			c/fwd	334,786	430,843
Triple M Sydney Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Radio Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
VEESS Pty. Limited	Australia	100.00%	100.00%	-	-
Village 88 FM SA	Greece	51.65%	66.74%	-	-
Village Cinemas Australia Pty. Limited	Australia	100.00%	100.00%	33,062	33,062
Village Cinemas Czech Republic SRO	Czech Republic	100.00%	100.00%	-	-
Village Cinemas GmbH	Austria	100.00%	100.00%	-	-
Village Cinemas International Pty. Limited[4]	Australia	100.00%	100.00%	-	225,000
Village Cinemas (NZ) Pty. Limited	Australia	100.00%	100.00%	-	-
Village Leisure Company Pty. Limited	Australia	100.00%	100.00%	-	-
Village Online Investments Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow (D & B) Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow (Fiji) Limited	Fiji	100.00%	100.00%	-	-
Village Roadshow (Hong Kong) Limited	Hong Kong	100.00%	100.00%	-	-
Village Roadshow (Hungary) Distribution KFT	Hungary	100.00%	100.00%	-	-
Village Roadshow (Singapore) Pte. Limited	Singapore	100.00%	100.00%	-	-
Village Roadshow (Thailand) Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Australian Films Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Car Park Management Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Cinemas UK Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Coburg Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Custodians Pty. Limited	Australia	-	100.00%	-	-
Village Roadshow Developments Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Distribution (BVI) Limited	BVI	100.00%	100.00%	-	-
Village Roadshow Distribution (M) Sdn Bhd	Malaysia	100.00%	100.00%	-	-
Village Roadshow Distribution Netherlands BV	Netherlands	100.00%	100.00%	-	-
Village Roadshow Distribution Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Distribution UK Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Distribution USA Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Equipment Pty. Limited	Australia	-	100.00%	-	-
Village Roadshow Exhibition Beteiligungs GmbH	Germany	100.00%	100.00%	-	-
Village Roadshow Exhibition GmbH & Co. KG Partnership	Germany	100.00%	100.00%	-	-
Village Roadshow Exhibition Properties Limited	Guernsey	100.00%	100.00%	-	-
Village Roadshow Exhibition Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Exhibition UK Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Film Administration Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Film Administration Management Pty Ltd	Australia	100.00%	100.00%	-	-
Village Roadshow Film Distributors SA	Greece	100.00%	100.00%	-	-
Village Roadshow Film Finance Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Film Operator Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Film Services Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Film Treasury Pty. Limited	Australia	-	100.00%	-	-
Village Roadshow Films (BVI) Limited	BVI	100.00%	100.00%	-	-
Village Roadshow Finance Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Finance & Investments Pty. Limited	Australia	100.00%	100.00%	12,499	12,499
Village Roadshow FM Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Germany GmbH	Germany	100.00%	100.00%	-	-
Village Roadshow GJ Productions Pty. Limited	Australia	-	99.00%	-	-
Village Roadshow Greece SA	Greece	100.00%	100.00%	-	-
Village Roadshow Grundstucksentwicklungs GmbH	Germany	100.00%	100.00%	-	-
Village Roadshow Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Holdings USA Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Hungary RT	Hungary	100.00%	100.00%	-	-
Village Roadshow Intencity Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow International BV	Netherlands	100.00%	100.00%	-	-
Village Roadshow Investments UK Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Investments Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow IP Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Italy Holdings SRL	Italy	100.00%	100.00%	-	-
			c/fwd	380,347	701,404

(13) OTHER FINANCIAL ASSETS (continued)

(a) Investments in subsidiaries: (continued)

Name	Country of Incorporation	% OWNED 2007	% OWNED 2006	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2007 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000
			c/fwd	380,347	701,404
Village Roadshow J2 Productions Pty Limited	Australia	-	99.00%	-	-
Village Roadshow Jam Factory Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Leisure Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Licensing & Finance Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Luxembourg SA	Luxembourg	100.00%	100.00%	-	-
Village Roadshow Manakau Cinemas Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Mauritius Limited	Mauritius	100.00%	100.00%	-	-
Village Roadshow Motion Pictures Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Music Holdings Inc.	United States	100.00%	-	-	-
Village Roadshow New Distribution USA Inc.	United States	100.00%	100.00%	-	-
Village Roadshow New Productions (BVI) Limited	BVI	100.00%	100.00%	-	-
Village Roadshow Operations Greece SA	Greece	100.00%	100.00%	-	-
Village Roadshow Pictures (Australia) Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Pictures (BVI) Limited	BVI	100.00%	100.00%	-	-
Village Roadshow Pictures (U.S.A.) Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Pictures Entertainment Inc	United States	100.00%	100.00%	-	-
Village Roadshow Pictures International Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Pictures Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Pictures Television Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Pictures Worldwide Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow PP Productions Pty. Limited	Australia	-	99.00%	-	-
Village Roadshow Production Services Pty. Limited	Australia	99.00%	99.00%	-	-
Village Roadshow Productions (BVI) Ltd.	BVI	100.00%	100.00%	-	-
Village Roadshow Productions Hellas SA	Greece	100.00%	100.00%	-	-
Village Roadshow Productions Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Production Management Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Properties Limited	Guernsey	100.00%	100.00%	-	-
Village Roadshow Property Development Pty. Limited	Australia	-	100.00%	-	1
Village Roadshow Property Finance Pty. Limited	Australia	-	100.00%	-	2
Village Roadshow Resorts Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Retail Stores Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow SW Productions Pty. Limited	Australia	-	99.00%	-	-
Village Roadshow Theatres Europe Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Theatres Guernsey Limited	Guernsey	100.00%	100.00%	-	-
Village Roadshow Theatres Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Ticketing Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Treasury Pty. Limited[2]	Australia	100.00%	100.00%	41,261	41,261
Village Roadshow UK Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
Village Sea World Aviation Pty. Limited	Australia	100.00%	100.00%	-	-
Village Sea World Investments Pty. Limited	Australia	100.00%	100.00%	-	-
Village Sea World Operations Pty. Limited	Australia	100.00%	100.00%	-	-
Village Theatres 3 Limited	United Kingdom	100.00%	100.00%	-	-
Village Theatres (Brisbane) Pty. Limited	Australia	100.00%	100.00%	-	-
Village Theatres (Paddington) Pty. Limited	Australia	-	100.00%	-	-
Village Theatres Morwell Pty. Limited	Australia	75.00%	75.00%	-	-
Village Theatres UK 3 Limited	United Kingdom	100.00%	100.00%	-	-
Village Themepark Management Pty. Limited	Australia	100.00%	100.00%	-	-
Village Twin Cinemas (Morwell) Pty. Limited	Australia	-	100.00%	-	-
VRB Pty. Limited	Australia	51.65%	66.74%	-	-
VR DTE Distribution USA Inc	United States	100.00%	100.00%	-	-
VR DTE Productions Limited	BVI	100.00%	100.00%	-	-
VR International Pictures Pty. Limited	Australia	100.00%	100.00%	-	-
VREW Distribution USA Inc	United States	100.00%	100.00%	-	-
VREW Productions (BVI) Limited	BVI	100.00%	100.00%	-	-
VRFP Pty. Limited	Australia	100.00%	100.00%	-	-
VRL Aluminium Pty. Limited	Australia	-	100.00%	-	-
VRPPL Pty. Limited	Australia	100.00%	100.00%	-	-
VRS Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
VR Zoo Distribution USA Inc	United States	100.00%	100.00%	-	-
VR Zoo Productions Limited	BVI	100.00%	100.00%	-	-
			c/fwd	421,608	742,668

Notes to the Financial Statements (continued)

For the year ended 30 June 2007

(13) OTHER FINANCIAL ASSETS (continued)

(a) Investments in subsidiaries: (continued)

		% OWNED		VILLAGE ROADSHOW LIMITED CARRYING VALUES	
Name	Country of Incorporation	2007	2006	2007 $'000	2006 $'000
			c/fwd	421,608	742,668
Warner Village Theme Parks Partnership[3]	Australia	100.00%	-	-	-
WB Properties Australia Pty. Limited	Australia	100.00%	-	-	-
WSW Aviation Pty. Limited	Australia	100.00%	-	-	-
WSWI Pty. Limited	Australia	100.00%	-	-	-
WSW Operations Pty. Limited	Australia	100.00%	-	-	-
WSW Units Pty. Limited	Australia	100.00%	-	-	-
WV Entertainment Pty. Limited	Australia	100.00%	-	-	-
WW Australia Pty. Limited	Australia	100.00%	-	-	-
Worldwide Films Pty. Limited	Australia	100.00%	100.00%	-	-
Investments relating to Financial Guarantee Contracts[5]	n/a	n/a	n/a	3,383	3,383
				424,991	746,051

1 The investment in Austereo Group Limited ("AGL") was decreased by $133.5 million in the year ended 30 June 2007 (2006: increased by $2.8 million), and an investment impairment reversal of $31.3 million (2006: impairment of $6.0 million) and impairment provision which was included in the calculation of the profit on partial disposal of AGL shares of $6.1 million (2006: nil) were taken up in the year ended 30 June 2007.

2 The investment in Village Roadshow Treasury Pty. Ltd. was increased by $250.0 million in the year ended 30 June 2006, and additional investment impairment provision of $234.7 million was taken up in the year ended 30 June 2006. There was no movement in the current year.

3 Movie World Holdings Joint Venture, Sea World Aviation Partnership and Warner Village Theme Parks Partnership are all wholly-owned by the VRL group following the acquistion of the remaining Australian Theme Park interests (Refer Note 32). Therefore, they are now subsidiaries of the VRL group.

4 An investment impairment provision of $225.0 million was taken up in the year ended 30 June 2007 in relation to VRL's investment in Village Cinemas International Pty. Limited (2006: Nil). Refer also to Note 31.

5 Represents the total investment by VRL in subsidiaries and sub-subsidiaries relating to Financial Guarantee Contracts.

Foreign subsidiaries carry out their business activities in the country of incorporation. Material overseas entities are audited by Ernst & Young International affiliates.

(b) Investments in associated entities held by Parent Entity:

				VILLAGE ROADSHOW LIMITED CARRYING VALUES	
Name	Country of Incorporation	Principal Activity	% Owned	2007 $'000	2006 $'000
Roadshow Distributors Pty. Limited[1]	Australia	Film distributors	50.00%	95,000	95,000
Other		N/A	N/A	204	204
				95,204	95,204

1 Refer also to Note 28(a).

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(14) PROPERTY, PLANT & EQUIPMENT				
Land:				
At cost	29,354	20,533	-	-
Buildings & improvements:				
At cost (completed)	61,085	44,363	-	-
Less depreciation and impairment	(3,248)	(14,269)	-	-
	57,837	30,094	-	-
Capital work in progress	8,941	19,811	-	630
Leasehold improvements:				
At cost	247,303	158,795	2,601	1,618
Less amortisation and impairment	(60,701)	(57,847)	(319)	(210)
	186,602	100,948	2,282	1,408
Plant, equipment & vehicles (owned):				
At cost	435,719	260,622	15,192	13,243
Less depreciation and impairment	(143,894)	(170,424)	(9,113)	(7,556)
	291,825	90,198	6,079	5,687
Plant, equipment & vehicles (leased):				
At cost	13,696	16,240	5,114	5,117
Less amortisation and impairment	(10,885)	(12,251)	(3,617)	(3,242)
	2,811	3,989	1,497	1,875
	577,370	265,573	9,858	9,600

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000

(14) PROPERTY, PLANT & EQUIPMENT (continued)

(a) Reconciliations

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Land:				
Carrying amount at beginning	20,533	20,239	-	-
Uplift of asset values/equity-accounted assets through acquisition	9,440	-	-	-
Acquisition of subsidiary (Note 32)	12,625	-	-	-
Net foreign currency movements arising from investments in foreign operations	(292)	294	-	-
Transfer to Held for Sale assets	(12,952)	-	-	-
Carrying amount at end	29,354	20,533	-	-
Buildings & improvements:				
Carrying amount at beginning	30,094	27,669	-	-
Additions	3,447	2,704	-	-
Uplift of asset values/equity-accounted assets through acquisition	11,308	-	-	-
Acquisition of subsidiary (Note 32)	27,104	-	-	-
Net foreign currency movements arising from investments in foreign operations	(872)	881	-	-
Transfer to Held for Sale assets	(10,474)	-	-	-
Disposals/Transfers	20	23	-	-
Depreciation expense	(2,790)	(1,183)	-	-
Carrying amount at end	57,837	30,094	-	-
Capital work in progress:				
Carrying amount at beginning	19,811	11,099	630	1,200
Additions	1,258	11,959	-	2,176
Acquisition of subsidiary (Note 32)	3,264	-	-	-
Uplift of asset values/equity-accounted assets through acquisition	1,202	-	-	-
Disposals/Transfers	(16,594)	(1,428)	(630)	(2,049)
Depreciation expense	-	(1,446)	-	(697)
Impairment	-	(373)	-	-
Carrying amount at end	8,941	19,811	-	630
Leasehold improvements:				
Carrying amount at beginning	100,948	65,050	1,408	1,113
Additions	11,347	41,435	983	372
Uplift of asset values/equity-accounted assets through acquisition	36,950	-	-	-
Acquisition of subsidiary (Note 32)	47,559	-	-	-
Net foreign currency movements arising from investments in foreign operations	(3,859)	1,307	-	-
Disposals/Transfers	6,242	1,164	-	-
Amortisation expense	(12,585)	(7,591)	(109)	(77)
Impairment	-	(417)	-	-
Carrying amount at end	186,602	100,948	2,282	1,408
Plant, equipment & vehicles (owned):				
Carrying amount at beginning	90,198	69,853	5,687	5,177
Additions	37,152	41,854	2,296	2,103
Acquisition of subsidiary (Note 32)	108,682	-	-	-
Uplift of asset values/equity-accounted assets through acquisition	84,671	-	-	-
Net foreign currency movements arising from investments in foreign operations	(1,029)	1,362	-	-
Transfer to Held for Sale assets	(213)	-	-	-
Disposals/Transfers	8,865	(1,069)	-	(19)
Impairment	(196)	(6)	-	-
Depreciation expense	(36,305)	(21,796)	(1,904)	(1,574)
Carrying amount at end	291,825	90,198	6,079	5,687
Plant, equipment & vehicles (leased):				
Carrying amount at beginning	3,989	7,732	1,875	2,556
Additions	45	243	-	179
Disposals/Transfers	(254)	(1,215)	-	(199)
Amortisation expense	(969)	(2,176)	(378)	(661)
Impairment	-	(595)	-	-
Carrying amount at end	2,811	3,989	1,497	1,875

Notes to the Financial Statements (continued)

For the year ended 30 June 2007

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(15) TRADE AND OTHER PAYABLES				
Current:				
Trade and sundry payables	253,012	166,827	5,273	2,924
Owing to -				
Associated entities	3,139	179	-	-
Other	90	3,013	729	729
Financial Guarantees (Note (i))	-	-	2,834	3,383
	256,241	170,019	8,836	7,036
Non-current:				
Owing to -				
Associated entities	46,540	37,214	34,161	22,599
Other	2,361	17,091	-	-
	48,901	54,305	34,161	22,599

For terms and conditions refer to Note 33(b)(ii).

(i) Financial Guarantees

As listed in Note 22, VRL has provided financial guarantees to a number of its controlled entities, which commit the Company to make payments on behalf of these entities upon their failure to perform under the terms of the relevant contract. The significant accounting estimates and/or assumptions used in determining the fair value of these guarantees has been disclosed in Note 1(c)(xxxii).

(16) INTEREST BEARING LOANS AND BORROWINGS

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
Current:				
Secured borrowings	473,327	257,132	-	-
Unsecured borrowings	83,365	36,797	-	-
Finance lease liabilities (refer Note 23(a))	671	2,882	110	1,025
	557,363	296,811	110	1,025
Convertible notes	3,126	-	3,126	-
Non-current:				
Secured borrowings	829,535	579,767	-	-
Unsecured borrowings	311,600	340,767	-	-
Finance lease liabilities (refer Note 23(a))	231	1,493	110	220
	1,141,366	922,027	110	220
Convertible notes	-	26,430	-	26,430

Terms and conditions relating to the above financial instruments:

The parent entity has a $150,000,000 (2006: $200,000,000) long term finance facility. These borrowings are secured by a specific share mortgage against the parent entity's shareholding in Austereo Group Limited and by guarantees from various wholly-owned subsidiaries.

Other secured borrowings are separately secured by a fixed and floating charge over the assets of the Village Theme Parks group and a fixed and floating charge over the economic entity's share of the assets of the Australian Theatres Joint Venture. There are also pledges (or similar) over certain assets in Greece, in relation to the secured borrowings of the economic entity's subsidiaries in Greece. The security for these borrowings is limited to the assets and undertakings of each particular operation or groups of operations. The lease liabilities are secured by a charge over the leased assets.

Refer Note 22(a)(vii) for details of the security relating to the Film Production financing facility. In addition, there is a first ranking security interest over the rights and share of copyright for the Film Production division's other secured borrowings.

Refer Note 33(b)(ii) for additional information concerning finance lease terms and conditions.

On 30 April 1998 the Company issued 2,400,000 convertible debt securities of US$50.00 each. In the 30 June 2007 and 30 June 2006 accounts, as a result of the adoption of AASB 132 & 139 effective from 1 July 2005, the total amount has been shown as liabilities. These Perpetual Redeemable Income Debt Exchangeable for Stock℠ ("PRIDES℠") are unsecured, subordinated perpetual debt securities, convertible at the option of the holders into A Class preference shares within 10 years of issue or, at the option of the Company, may be paid out in cash at the then prevailing closing price of the A Class preference shares. At any time after 30 April 2008 the PRIDES may be redeemed, in whole or in part, at the option of the Company upon payment of the principal and accrued unpaid interest. At the commencement of the year, 413,300 PRIDES remained issued by the Company. During the year ended 30 June 2007, 374,300 PRIDES were redeemed for a total payment of $30.9 million (2006: Nil). Refer also to note 2(e) in relation to the loss on repurchase in the year ended 30 June 2007.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(17) PROVISIONS				
Current:				
Employee benefits	25,474	20,461	6,633	5,699
Other	4,214	8,088	-	-
	29,688	28,549	6,633	5,699
Non-current:				
Employee benefits	4,655	2,944	277	676
Make good provision	2,867	2,813	-	-
Other	2,497	158	-	-
	10,019	5,915	277	676
Employee benefit liabilities				
Provision for employee benefits				
Current	25,474	20,461	6,633	5,699
Non-current	4,655	2,944	277	676
Aggregate employee benefit liability	30,129	23,405	6,910	6,375
(a) Reconciliations				
Make good provision:				
Carrying amount at the beginning of the financial year	2,813	3,024	-	-
Amounts utilised during the year	-	(370)	-	-
Net foreign currency movements arising from investments in foreign operations	33	106	-	-
Discount rate adjustment	21	53	-	-
Carrying amount at the end of the financial year	2,867	2,813	-	-
Other provisions:				
Carrying amount at the beginning of the financial year	8,246	5,925	-	-
Additional provision	2,065	1,995	-	-
Amounts utilised during the year	-	(32)	-	-
Net foreign currency movements arising from investments in foreign operations	-	358	-	-
Reduction of provision (refer Note 2(g))	(3,600)	-	-	-
Carrying amount at the end of the financial year	6,711	8,246	-	-

Make good provision

In accordance with certain lease agreements, the Group must restore leased premises to the original condition on expiration of the relevant lease. Provisions are raised in respect of such 'make good' clauses to cover the Group's obligation to remove leasehold improvements from leased premises.

Because of the long term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a discount rate based on estimated CPI.

Other provisions

Other provisions include amounts relating to restructuring, legal issues, and various other matters.

(18) OTHER LIABILITIES

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
Current:				
Unearned revenue	8,323	727	-	-
Other liabilities	333	971	175	-
	8,656	1,698	175	-
Non-current:				
Unearned revenue	780	373	-	-
Other liabilities	3,201	5,840	-	347
	3,981	6,213	-	347

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(19) CONTRIBUTED EQUITY				
Issued & fully paid up capital:				
Ordinary shares	48,003	115,905	48,003	115,905
A Class preference shares	434,528	453,605	434,528	453,605
Employee share loans deducted from equity[1]	(25,735)	(16,708)	(25,735)	(16,708)
	456,796	552,802	456,796	552,802
[1]Employee Share Loans deducted from equity				
Secured advances – executive loans[a] (refer also Note 26)	25,735	18,446	25,735	18,446
Provision for non recovery[b]	–	(1,738)	–	(1,738)
	25,735	16,708	25,735	16,708

[a] Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan and Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plan and Loan Facility, the first six cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

[b] As at 30 June 2006, provision for non-recovery against secured advances – executive loans, related to the non-declaration of dividends by Village Roadshow Limited, which impacted the recovery of accrued interest. For the year ended 30 June 2007 onwards, the majority of the accrued interest has been repaid, and the balance of the provision has been reversed on the basis that recovery is now likely.

During the 2007 and 2006 years, movements in fully paid shares on issue were as follows:

	CONSIDERATION		NO. OF SHARES	
	2007 $'000	2006 $'000	2007 Thousands	2006 Thousands
(a) Ordinary shares –				
Beginning of the financial year	115,905	159,459	152,617	168,413
Share buybacks –				
October 2005 at $2.63	–	(736)	–	(280)
October 2005 at $4.13	–	(67)	–	(16)
December 2005 at $2.68 to $2.75 (on-market)	–	(45,421)	–	(16,500)
March 2007 at $3.25 to $3.30 (on-market)	(22,683)	–	(6,864)	–
April 2007 at $3.30 to $3.33 (on-market)	(22,291)	–	(6,744)	–
Share plan issue –				
December 2005 at $2.67	–	2,670	–	1,000
Capital reduction of $0.15 per share	(22,893)	–	–	–
Costs relating to share capital	(35)	–	–	–
End of the financial year	48,003	115,905	139,009	152,617
(b) A Class preference shares –				
Beginning of the financial year	453,605	452,016	109,609	108,689
Share plan issue –				
December 2005 at $2.29	–	2,290	–	1,000
April 2006 at $1.40	–	747	–	533
January 2007 at $3.14	11,272	–	3,590	–
June 2007 at $3.20	960	–	300	–
Share buybacks –				
October 2005 at $3.22	–	(81)	–	(25)
May 2006 at $1.59 to $3.22	–	(1,367)	–	(588)
December 2006 at $1.58 to $3.22	(472)	–	(160)	–
April 2007 at $3.30 to $3.33 (on-market)	(14,386)	–	(4,313)	–
Capital reduction of $0.15 per share	(16,417)	–	–	–
Costs relating to share capital	(34)	–	–	–
End of the financial year	434,528	453,605	109,026	109,609

Share issues:

During the previous year, the Company issued 1,000,000 ordinary shares at $2.67 per share and 1,000,000 A Class preference Shares at $2.29 per share to Mr. P.E. Foo, in accordance with the Share Subscription & Loan Deed as approved at the 2005 annual general meeting. In addition, a further 3,890,000 (2006: 533,333) preference shares were issued at between $3.14 and $3.20 (2006: $1.40) per share. These issues relate to 'in substance option' grants made during the year – refer Note 26.

Share buybacks:

During the year, the Company bought back on market and cancelled 13,608,533 (2006: 16,500,000) ordinary shares at prices ranging from $3.25 to $3.33 (2006: $2.68 to $2.75) per share and 4,313,582 (2006: Nil) A Class preference shares at prices ranging from $3.30 to $3.33 per share.

During the year, the Company also bought back 160,000 (2006: 613,333) A Class preference shares at between $1.58 and $3.22 (2006: $1.59 to $3.22) per share in relation to the Employee Share Plan.

(19) CONTRIBUTED EQUITY (continued)

Issued Options:

In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over ordinary shares were allotted to Mr. Graham W. Burke, the Managing Director. 2 million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The names of all persons who currently hold options are entered in the register kept by the Company, which may be inspected free of charge.

The Company has also issued various 'in substance options' - refer Note 26.

As at 30 June 2007, the details of outstanding options over ordinary shares were as follows:

Number of options	Expiry date	Exercise price per option
2,000,000	30 November 2007	$3.00
2,000,000	30 November 2007	$4.00
2,000,000	30 November 2007	$5.00

Terms and conditions of contributed equity

Preference shares

Preference shares have the right to receive dividends declared to a minimum of 10.175 cents per share or 3 cents above the ordinary dividend, whichever is higher. Preference share dividends have priority over ordinary dividends. In the event of winding up the Company, preference shares rank in priority to all other classes of shares and in addition, holders of such shares have the right to participate in the distribution of any surplus assets of the Company equally with each fully paid ordinary share in the capital of the Company.

Preference shares entitle their holder to the following voting rights:

- On a show of hands - one vote for every member present in person or by proxy
- On a poll - one vote for every share held

A preference share shall confer no right to vote at any general meeting except in one or more of the following circumstances:

(a) on a proposal that affects rights attaching to the preference share;

(b) during a period which any dividend payable on the preference share is more than 6 months in arrears;

(c) on a proposal to reduce the share capital of the Company;

(d) on a proposal to wind up the Company;

(e) on a proposal for the sale of the Company's undertaking.

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, holders of such shares have the right to participate in the distribution of any surplus assets of the Company equally with each fully paid preference share in the capital of the Company.

Ordinary shares entitle their holder to the following voting rights:

- On a show of hands - one vote for every member present in person or by proxy
- On a poll - one vote for every share held

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(20) RESERVES AND RETAINED EARNINGS				
Foreign currency translation reserve:				
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries and on equity accounting of associates.				
Balance at beginning of year	(6,794)	(16,606)	-	-
Amount relating to translation of accounts & net investments	8,907	11,943	-	-
Post acquisition share of associates	-	(2,131)	-	-
Balance at end of year	2,113	(6,794)	-	-
Cash flow hedge reserve				
This reserve records the portion of the gain or loss on hedging instruments that are classified as cash flow hedges, and which are determined to be effective hedges.				
Balance at beginning of year	31,202	-	-	-
Transitional adjustments resulting from initial adoption of AASB 132 & 139	-	(21,940)	-	-
Unrealised gains on effective hedging instruments during the year	(6,380)	53,142	-	-
Balance at end of year	24,822	31,202	-	-
Asset revaluation reserve				
The asset revaluation reserve is used to record uplifts on assets owned following business combinations.				
Balance at beginning of year	-	-	-	-
Revaluation of assets as a result of business combination	62,777	-	-	-
Balance at end of year	62,777	-	-	-
Employee equity benefits reserve				
This reserve is used to record the value of equity benefits provided to directors and executives as part of their remuneration (refer Note 26).				
Balance at beginning of year	1,528	-	618	-
Other movements	2,053	1,528	1,173	618
Balance at end of year	3,581	1,528	1,791	618
General reserve:				
A number of overseas subsidiaries are required by local regulations to allocate 5% of current year profits into a general reserve, up to certain maximum limits.				
Balance at beginning of year	263	284	-	-
Other movements	32	(21)	-	-
Balance at end of year	295	263	-	-

Notes to the Financial Statements (continued)

For the year ended 30 June 2007

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(20) RESERVES AND RETAINED EARNINGS (continued)				
Capital profits reserve:				
The capital profits reserve is used to accumulate realised capital profits arising from investments accounted for using the equity method.				
Balance at beginning of year	8	8	-	-
Balance at end of year	8	8	-	-
Available for sale investments revaluation reserve				
This reserve is used to record movements in fair value and exchange differences on translation of investments classified as available for sale financial assets.				
Balance at beginning of year	252	-	-	-
Other movements	(361)	252	-	-
Balance at end of year	(109)	252	-	-
Controlled entity share sale & buy-back reserve				
The subsidiary share sale & buy-back reserve is used to take up dilution gains and losses on shares in subsidiaries sold to minority interests, as well as the differences in shares bought back by subsidiaries in excess of the calculated minority interest share of those buybacks.				
Balance at beginning of year	160,973	166,384	-	-
Transfer to Retained profits	5,750	1,331	-	-
Movements from sales and buy-backs during the year	58,043	(6,742)	-	-
Balance at end of year	224,766	160,973	-	-
Total reserves	318,253	187,432	1,791	618
Retained earnings (accumulated losses):				
Balance at the beginning of year	(252,036)	(195,357)	625,452	707,736
Net profit (loss) attributable to members of Village Roadshow Limited	45,079	(40,692)	(182,877)	172,801
Transitional adjustments resulting from initial adoption of AASB 132 & 139	-	8,435	-	(231,971)
Transfer to Controlled entity share sale & buy-back reserve	(5,750)	(1,331)	-	-
Transfer from Foreign Currency Translation Reserve & other movements	(8)	23	-	-
Total available for appropriation	(212,715)	(228,922)	442,575	648,566
Dividends provided or paid	92,406	23,114	92,406	23,114
Balance at end of year	(305,121)	(252,036)	350,169	625,452
(21) MINORITY INTERESTS				
Minority interests in subsidiaries:				
Contributed equity	72,621	68,422	-	-
Reserves	493	358	-	-
Retained earnings	42,709	23,405	-	-
	115,823	92,185	-	-
(22) CONTINGENCIES				
(a) Contingent liabilities[2]				
Best estimate of amounts relating to:				
(i) Termination benefits under personal services agreements for 129 (consolidated) group executives and consultants (2006: 180 (consolidated) group executives and consultants)	43,459	45,952	9,550	11,286
(ii) Bank guarantees for operating lease commitments				
(a) Guarantees for subsidiaries	1,248	6,851	1,356	6,481
(b) Guarantees for associated entities	687	712	-	-
(c) Guarantees for joint ventures	108	193	-	-
(iii) Several corporate guarantees for operating lease commitments				
(a) Guarantees for subsidiaries	-	-	43,581	50,170
(b) Guarantees for associated entities	-	116,584	-	-
(c) Guarantees for joint ventures	-	-	17,952	21,033
(iv) Joint and several obligations for operating lease commitments of joint venture partners[1]	69,748	89,557	-	-
(v) Other corporate guarantee commitments				
(a) Guarantees in respect of partnership commitments	-	1,458	8,000	4,125
(b) Guarantees in respect of subsidiary financial performance	-	-	16,790	19,171
	115,250	261,307	97,229	112,266

[1] refer Note 22(b)(i) for corresponding amount reflecting the related contingent assets.
[2] refer Note 15 for disclosure of amounts relating to Financial Guarantee Contracts.

(22) CONTINGENCIES (continued)

(a) Contingent liabilities (continued)

(vi) Claims – General:

A number of claims have been lodged against the Group in relation to various matters, totalling approximately $0.5 million (2006: $0.5 million). Liability is not admitted and the claims are being defended. The Directors believe that the potential losses, if any, arising from these claims are not able to be reliably measured at reporting date, and are not likely to be material.

(vii) Other contingent liabilities – Film Production:

The revolving USD 1.4 billion film financing facility of Village Roadshow Films (BVI) Limited ("VRF BVI") is secured against its film library and the proceeds from exploitation. The VRL and VRL group exposure is limited to being liable to repay any cash film exploitation profits received by the VRL group, except for the first USD 5 million. This contingent liability as at 30 June 2007 was USD 26.5 million and will not increase. Based on the films released to 30 June 2007 and the continuation of business by Village Roadshow Pictures Group ("VRPG"), being the group of companies comprising the Film Production division of the VRL group, the Directors do not believe that any material permanent difference will result from this arrangement.

VRL also continues to provide support to VRPG for the potential liability for profit-sharing, predominantly to Warner Bros. Given current forecasts, it is unlikely that any such support from VRL should be required.

In addition, VRL continues to provide support to VRPG for the funding for prints and advertising expenditure in relation to released films, payable predominantly to Warner Bros., in the event that VRPG's financiers cease providing financing. Given current forecasts, it is unlikely that this support from VRL should be required.

Refer also to Note 28(b) in relation to the restructuring of VRPG and Concord Music Group to form Village Roadshow Entertainment Group ("VREG"), effective from 1 July 2007.

(viii) Other contingent liabilities – Income Tax:

The Group anticipates that ATO audits may occur in future, and is also currently subject to routine tax audits in certain overseas jurisdictions. The ultimate outcome of the tax audits cannot be determined with an acceptable degree of reliability at this time. Nevertheless, the Group believes that it is making adequate provision for its taxation liabilities in its Financial Statements (including amounts shown as deferred and other income tax liabilities in the Balance Sheet) and is taking reasonable steps to address potentially contentious issues. If adjustments result in taxation liabilities significantly in excess of the Group's provisions, there could be a significant impact on the Group. Finally, it is noted that the parent entity has provided an indemnity in favour of Austereo Group Limited in relation to tax losses previously transferred under Section 80G to subsidiaries of Austereo Group Limited.

(ix) Claim received from the service company of Mr. Peter Ziegler:

In September 2003, Village Roadshow Limited ("VRL") received a Statement of Claim from Orrong Strategies Pty. Ltd. ("Orrong"), the service company of a former executive, Mr. Peter Ziegler. The total Claim was for approximately $87 million plus a claim of a 7.5% ownership interest in the Village Roadshow Pictures division ("VRP") and the right to 7.5% of the profits of VRP. The vast majority of the Claim related to an allegation that VRL failed to pay Mr. Ziegler's service company a termination payment. Mr. Ziegler's service company contended that this termination payment was payable upon the expiry of its contract through effluxion of time. VRL maintained that a termination payment was only payable if VRL terminated the contract early.

As advised to the Australian Securities Exchange on 29 January 2007, the Supreme Court of Victoria ruled that all claims against VRL by Orrong had failed. In addition, the Supreme Court held that the VRL counterclaim against Mr. Ziegler, Orrong and another company associated with Mr. Ziegler, Remut Pty. Ltd., should succeed for an amount of approximately $12.0 million. In April 2007, VRL obtained a judgment against Mr Ziegler and his companies for approximately $16.5 million (including approximately $4.5 million interest). Mr Ziegler and his companies have appealed this judgment and the appeal is scheduled to be heard in 2008. Enforcement of the judgment has been stayed pending the outcome of the appeal. Following the judgment, VRL has reduced its provisioning in relation to this matter by $3.6 million ($2.5 million after tax).

(b) Contingent assets

In the event that any entity in the Group is required to meet a joint venture or partnership liability in excess of its proportionate share, that entity has right of recourse against the co-joint venturers or other partners in respect of that excess. Specifically, the Group has a contingent asset for the amount of the following joint and several operating lease commitments in the event that it is called upon to meet liabilities of the other joint venturers:

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(i) Right of recourse in relation to joint and several obligations for operating lease commitments of joint venture partners[1]	69,748	89,557	-	-

1 refer Note 22(a)(iv) for corresponding amount reflecting the related contingent liabilities.

(ii) Other contingent assets – Judgement awarded to Village Roadshow Limited:

As detailed in Note 22(a)(ix) above, in April 2007 the Supreme Court held that an amount of approximately $16.5 million should be paid to VRL. Mr Ziegler and his companies have appealed this judgment and the appeal is scheduled to be heard in 2008. Enforcement of the judgment has been stayed pending the outcome of the appeal.

(23) COMMITMENTS

(a) Finance leases –

The Group has finance leases and hire purchase contracts for various items of plant and equipment. These leases have no renewal options included in the contracts. Future minimum lease payments under finance leases and hire purchase contracts together with the present value of the net minimum lease payments are as follows:

	2007		2006	
	Minimum lease payments $'000	Present value of lease payments $'000	Minimum lease payments $'000	Present value of lease payments $'000
CONSOLIDATED				
Payable within 1 year	718	671	3,039	2,882
Payable between 1 and 5 years	242	231	1,588	1,493
Payable after 5 years	–	–	–	–
	960	902	4,627	4,375
Less future finance charges	(58)	–	(252)	–
Total finance lease liabilities	902	902	4,375	4,375
PARENT ENTITY				
Payable within 1 year	122	110	1,067	1,025
Payable between 1 and 5 years	115	110	237	220
Payable after 5 years	–	–	–	–
	237	220	1,304	1,245
Less future finance charges	(17)	–	(59)	–
Total finance lease liabilities	220	220	1,245	1,245

(b) Operating leases –

The Group has entered into commercial leases on cinema and office sites. The lease commitments schedule below includes cinema leases with terms of up to 21 years, however it does not include terms of renewal. In general, cinema leases do not include purchase options although on rare occasions there may be a purchase option. Renewals are at the option of the specific entity that holds that lease. In addition, the leases include the Crown leases entered into by Sea World Property Trust which have a remaining term of 50 years.

Future minimum rentals payable under non-cancellable operating leases as at 30 June are as follows:

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(i) Operating leases – Minimum lease payments				
Payable within 1 year	62,464	65,743	–	428
Payable between 1 and 5 years	244,327	257,695	–	–
Payable after 5 years	356,520	392,117	–	–
	663,311	715,555	–	428
(ii) Operating leases – Percentage based lease payments[1]				
Payable within 1 year	3,059	2,652	–	–
Payable between 1 and 5 years	25,830	25,820	–	–
	28,889	28,472	–	–
Total operating lease commitments	692,200	744,027	–	428

1 Accounting standard AASB 117: *Leases* applies to the estimated contingent rental commitments of the parent entity and the Group. This standard requires the reporting of operating lease rental expense on a straight-line basis over the life of the lease, inclusive of contingent rentals. The Group is required to pay percentage rent on certain operating leases. Percentage rent is payable as either Incentive Rent or Revenue Share. Incentive Rent occurs when the operating lease creates a liability to pay the lessor a percentage of the Gross Receipts when a cinema site's earnings exceed the Base Rent. Gross receipts are generally made up of box office takings, concession sales and screen advertising, but may also include revenue from licence fees, arcade games and the sale of promotional material. It is not possible for the group to reliably determine the amount of percentage rent that will be payable under each of the operating leases, as such, percentage rent is expensed as incurred, rather than being included in the operating rent expense recognised on a straight-line basis over the life of the lease.

Refer to Note 31 for details of operating lease commitments relating to discontinued operations.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(c) Other expenditure commitments –				
Estimated capital and other expenditure contracted for at balance date but not provided for				
Payable within one year				
– joint ventures	13,148	3,330	–	–
– associates	2,378	9,363	–	–
– other	3,856	24,618	–	–
	19,382	37,311	–	–
Payable between 1 and 5 years				
– associates	–	4,886	–	–
Payable later than 5 years				
– other	–	8,820	–	–
Total other expenditure commitments	19,382	51,017	–	–

Refer to Note 31 for details of other expenditure commitments relating to discontinued operations.

(24) SUPERANNUATION COMMITMENTS

There are established superannuation and retirement plans for the benefit of employees of the Company and its subsidiaries and associated entities. The benefits provided are accumulation benefits. Contributions to the plans are based on varying percentages of employees' gross remuneration and are made either by the employer or by the employee and the employer. Contributions made to the plans will not exceed the permitted levels prescribed by income tax legislation from time to time. There are legally enforceable obligations for contributions to be made to the plans in respect of some employees. As the plans are accumulation type funds, no actuarial assessment is made and the level of funds is sufficient to meet applicable employee benefits which may accrue in the event of termination of the plans or on the voluntary or compulsory termination of employment of any employee.

(25) DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Key Management Personnel

Name	Position
(i) Directors	
John R. Kirby	Chairman (executive)
Robert G. Kirby	Deputy Chairman (executive)
Graham W. Burke	Managing Director (executive)
Peter E. Foo	Finance Director (executive) Resigned as director 19 March 2007
Peter M. Harvie	Director (executive)
William J. Conn	Director (independent non-executive)
D. Barry Reardon	Director (independent non-executive)
Peter D. Jonson	Director (independent non-executive)
David J. Evans	Director (independent non-executive) Appointed 2 January 2007
Robert Le Tet	Director (independent non-executive) Appointed 2 April 2007
(ii) Executives	
Peter E. Foo	Finance Director to 19 March 2007, then Group Chief Operating Officer (from 19 March 2007 onwards)
Philip S. Leggo	Group Company Secretary
Julie E. Raffe	Chief Financial Officer
Tony N. Pane	Chief Tax Counsel
Simon T. Phillipson	General Counsel
Timothy Carroll	Chief Marketing Officer
Peter J. Davey	Managing Director, Corporate Development (Key Management Personnel from 1 December 2005 onwards)
David Kindlen	Chief Information Officer (Key Management Personnel from 1 December 2006 onwards)
Gregory Basser	Director - Commercial & Legal, Group Executive in charge of Production (ceased as Key Management Personnel from 30 April 2006)

All of the above persons were Key Management Personnel during the years ended 30 June 2007 and 30 June 2006, except where otherwise shown. There were no changes to the Key Management Personnel after the reporting date to the date this financial report was authorised for issue.

(b) Compensation of Key Management Personnel

(i) Compensation policy

The performance of the Company depends upon the skills and quality of its Key Management Personnel including its Directors, and its Secretaries and senior executives. To prosper the Company must attract, motivate and retain highly skilled Key Management Personnel. The compensation structure is designed to strike an appropriate balance between fixed and variable remuneration, rewarding capability and experience and providing recognition for contribution to the Company's overall goals and objectives.

To this end the Company embodies the following principles in its Key Management Personnel compensation framework:

- Provide competitive rewards to attract and retain high calibre Key Management Personnel who are dedicated to the interests of the Company;
- Link executive compensation to the achievement of the Company's financial and operational performance;
- All Key Management Personnel have a portion of their compensation 'at risk' by having the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth or other pre-determined personal performance indicators and benchmarks; and
- Establish appropriate, demanding, personalised performance hurdles in relation to variable executive compensation and bonuses.

The framework of the Company's compensation policy provides for a mix of fixed pay and variable ("at risk") pay, including short term, fixed compensation, other benefits and post-employment compensation such as superannuation; and variable compensation including Short term performance Incentive Bonus ("STI"); and long term equity-linked performance Incentive ("LTI").

The Remuneration Committee of the Board of Directors of the Company is responsible for determining and reviewing compensation arrangements for the Company's Executive Directors and senior managers. The compensation arrangements of the separately listed controlled entity, Austereo Group Limited ("Austereo") are determined by that entity's Remuneration Committee, and, subject to completion of the merger to form Village Roadshow Entertainment Group (BVI) Limited ("VREG") later in calendar 2007, by VREG's Remuneration Committee. The Remuneration Committee makes recommendations on the remuneration of the Executive Directors with the overall objective of motivating and appropriately rewarding performance. The recommendations are made in line with the Company's present circumstances and goals to ensure maximum shareholder benefits from the attraction and retention of a high quality Board and senior management team.

Based on the recommendations of the Finance Director/Chief Operating Officer, the Chairperson, Deputy Chairperson and Managing Director are responsible for determining the compensation arrangements for senior divisional and corporate executives (including the above executive Key Management Personnel) using similar criteria. The Remuneration Committee is kept informed of any major amendments to remuneration arrangements for senior divisional and corporate executives.

All Key Management Personnel have the opportunity to participate in the Company's bonus scheme after at least six months of service where specified individual and group criteria are met based on achievement of key executive performance criteria and Company performance in relation to profitability, cash flow, share price growth and other performance indicators.

(ii) Non-executive Director Compensation

The total cash remuneration of independent Directors (being Directors' fees paid to anyone not in an executive capacity) is distinguished from that of Executive Directors and is approved in aggregate by shareholders in general meetings from time to time. Non-executive Directors' fees do not incorporate any bonus or incentive element.

During the period Non-executive Independent Directors were paid at the rate of $70,000 per annum plus $15,000 per annum for each Board Committee on which they had served, payable quarterly in arrears. From 1 July 2007 the Board fees were increased to $80,000 and Board Committee fees to $20,000 per annum respectively. In addition Board Committee chairpersons were paid at a 50% premium to Board Committee members in recognition of their additional workload whereas the members of the Nomination Committee were paid at the rate of 50% of Board Committee fees.

The Company does not have and never has had a retirement benefit scheme for Non-executive Directors, other than their individual statutory superannuation benefits which are included as part of their total Director's fee remuneration.

(iii) Executive Director and other Key Management Personnel Compensation

The consolidated entity aims to reward its Key Management Personnel with a level and mix of remuneration commensurate with the seniority of their position and responsibilities within the entity, so as to reward for corporate performance against targets set by reference to appropriate benchmarks, align the interests of the Key Management Personnel with those of the entity and of its shareholders, link their rewards to the strategic goals and performance of the entity or relevant division, and to ensure that their individual total compensation is competitive by market standards. The relevant performance conditions, an explanation of why they were chosen and a summary of the methods used in assessing such performance are set out below.

The level of fixed pay of the Company's Key Management Personnel is set so as to provide a base level of compensation which is appropriate to the seniority of the position and to be competitive in the market. Fixed pay (defined as the base compensation payable to an individual and which is not dependent on the outcome of specific criteria) is reviewed annually by the Remuneration Committee. Fixed (primary) compensation may be taken in a variety of forms including cash, superannuation and taxable value of fringe benefits such as motor vehicles and other non-cash benefits.

(25) DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(b) Compensation of Key Management Personnel (continued)

(iv) Short Term Incentive Bonus Program for Key Management Personnel

The objective of the STI bonus program is to link the achievement of the entity's or consolidated entity's annual operational targets with the compensation received by Key Management Personnel charged with meeting those targets. The total potential STI bonus available is set at a level so as to provide sufficient incentive to the Key Management Personnel to achieve the operational targets and such that the cost to the consolidated entity is reasonable in the circumstances.

All Key Management Personnel are eligible to participate in the entity's annual STI bonus scheme after at least six months of service. Actual STI bonus payments made to Key Management Personnel depend on the extent to which specific budgeted operating targets or other criteria set at the beginning of each financial year are met. The consolidated entity has predetermined performance benchmarks which must be met in order to trigger payments under the STI bonus scheme. These performance conditions were chosen so as to align the STI bonus payments to the operational performance of the consolidated entity.

The operational targets consist of a number of Key Performance Indicators ("KPI's") as part of the annual budget setting processes for financial measures of performance supporting the entity's annual targets. For Messrs J.R. Kirby, R.G. Kirby and G.W. Burke, these measures include criteria relating to profitability, cash flow, and share price growth. Bonuses are calculated based on the growth in the ratio from year to year, capped at a maximum of 50% of salary. From the financial year ending 30 June 2008 onwards, the STI bonus cap has been set at 100% of salary. In 2006 Mr. P.M. Harvie declined to accept his STI bonus. All bonuses, including any recommended STI bonus payments for Key Management Personnel, are approved by their respective Remuneration Committees.

In addtion transaction based specific bonuses may be payable to one or more Key Management Personnel where specific medium term strategic challenges are encountered. In particular, the Key Management Personnel involved in the successful completion in October 2005 of the financial restructuring by the Company of its film production interests to the Crescent Entertainment parties and the effective creation of Village Roadshow Pictures Group ('VRPG') resulted in cash bonuses being paid to Messrs G.W. Burke and G. Basser and other VRPG senior executives.

(v) Long Term Incentives for Key Management Personnel

The objective of the LTI plans are to reward Key Management Personnel in a manner which assists in aligning this element of compensation with the creation of shareholder wealth.

Refer Note 26 for details on LTI Share Based Payment Plans.

The relative proportions of the fixed and the "at risk" STI and LTI performance compensation for the Key Management Personnel are as set out in the tables on pages 77 to 80.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(25) DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(b) Compensation of Key Management Personnel (continued)

(vi) Compensation of Key Management Personnel of the Company for the period ended 30 June 2007 (Consolidated)

Details of the compensation of each of the Key Management Personnel, including their personally-related entities, are set out below.

NAME	POSITION from/to (positions do not necessarily co-incide with employment commencement dates)	YEAR	NOTE	SHORT TERM BENEFITS				POST EMPLOYMENT		LONG TERM BENEFITS		TERMIN-ATION BENEFITS	L.T.I. SHARE-BASED PAYMENT	TOTAL	TOTAL % PERFORM-ANCE RELATED PAY
Directors				Salary & Fees	Cash Bonus S.T.I.	Non-cash Benefits	Other	Super-annuation	Retirement Benefits	Incentive Plans	Long Service Leave accrual				
John R. Kirby	Executive Chairman	2007		1,782,500	551,466	11,305	-	105,113	-	-	29,731	-	-	2,480,115	22.24%
	from 28/06/2006	%		71.87	22.24	0.46	-	4.24	-	-	1.20	-	-	100.00	
Robert G Kirby	Executive Deputy Chairman	2007		1,779,472	551,466	158,551	6,055	105,113	-	-	178,180	-	-	2,778,837	19.85%
	from 28/06/2006	%		64.04	19.85	5.71	0.22	3.78	-	-	6.41	-	-	100.00	
Graham W. Burke	Managing Director	2007		1,782,500	551,466	135,061	-	105,113	-	-	29,741	-	-	2,603,881	21.18%
	since 09/09/1988	%		68.46	21.18	5.19	-	4.04	-	-	1.14	-	-	100.00	
Peter E. Foo	Finance Director	2007	4, 5, 6	883,523	300,000	51,359	3,348	78,835	-	103,290	26,945	-	386,042	1,833,342	43.05%
	to 19/03/2007	%		48.19	16.36	2.80	0.18	4.30	-	5.63	1.47	-	21.06	100.00	
Peter M. Harvie	Executive Director	2007	2, 4	740,768	500,000	8,098	-	101,134	-	90,746	13,835	-	-	1,454,581	40.61%
	since 20/06/2000	%		50.93	34.37	0.56	-	6.95	-	6.24	0.95	-	-	100.00	
William J. Conn	Independent Director	2007		52,752	-	-	-	62,248	-	-	-	-	-	115,000	-
	since 12/03/1992	%		45.87	-	-	-	54.13	-	-	-	-	-	100.00	
Peter D. Jonson	Independent Director	2007		77,980	-	20,818	-	7,020	-	-	-	-	-	105,818	-
	since 21/01/2001	%		73.69	-	19.67	-	6.63	-	-	-	-	-	100.00	
D. Barry Reardon	Independent Director	2007		141,250	-	-	-	-	-	-	-	-	-	141,250	-
	since 24/03/1999	%		100.00	-	-	-	-	-	-	-	-	-	100.00	
David J. Evans	Independent Director	2007		32,110	-	-	-	2,890	-	-	-	-	-	35,000	-
	since 02/01/2007	%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
Robert Le Tet	Independent Director	2007		19,495	-	-	-	1,755	-	-	-	-	-	21,250	-
	since 02/04/2007	%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
	Director Subtotals			7,292,350	2,454,398	385,192	9,403	569,221	-	194,036	278,432	-	386,042	11,569,074	

Notes – refer page 78

(25) DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(b) Compensation of Key Management Personnel (continued)

(vi) Compensation of Key Management Personnel of the Company for the period ended 30 June 2007 (Consolidated) (continued)

NAME	POSITION from/to (positions do not necessarily co-incide with employment commencement dates)	YEAR	NOTE	SHORT TERM BENEFITS				POST EMPLOYMENT		LONG TERM BENEFITS		TERMIN-ATION BENEFITS	L.T.I. SHARE-BASED PAYMENT	TOTAL	TOTAL % PERFORM-ANCE RELATED PAY
Executives				Salary & Fees	Cash Bonus S.T.I.	Non-cash Benefits	Other	Super-annuation	Retirement Benefits	Incentive Plans	Long Service Leave accrual				
Peter E. Foo	Finance Director to 19/03/2007 then Group Chief Operating Officer from 19/03/2007	2007	4, 5, 7	1,178,030	300,000	51,359	4,464	105,113	-	137,720	35,927	-	487,443	2,300,056	40.22%
		%		51.22	13.04	2.23	0.19	4.57	-	5.99	1.56	-	21.19	100.00	
Philip S. Leggo	Group Company Secretary since 23/02/1993	2007	1, 4	355,344	200,000	63,375	2,009	98,529	-	10,606	11,731	-	37,283	778,877	31.83%
		%		45.62	25.68	8.14	0.26	12.65	-	1.36	1.51	-	4.79	100.00	
Julie E. Raffe	Chief Financial Officer since 28/09/1992	2007	1, 4	349,195	200,000	49,930	26,266	33,556	-	12,737	24,337	-	60,767	756,788	36.14%
		%		46.14	26.43	6.60	3.47	4.43	-	1.68	3.22	-	8.03	100.00	
Tony N. Pane	Chief Tax Counsel since 17/01/2000	2007	1, 4	1,039,007	300,000	2,046	2,317	28,199	-	5,878	21,941	-	52,086	1,451,474	24.66%
		%		71.58	20.67	0.14	0.16	1.94	-	0.40	1.51	-	3.59	100.00	
Simon T. Phillipson	General Counsel since 13/05/1996	2007	1, 4	462,461	250,000	2,632	2,090	41,689	-	7,924	10,123	-	34,724	811,643	36.06%
		%		56.98	30.80	0.32	0.26	5.14	-	0.98	1.25	-	4.28	100.00	
Timothy Carroll	Chief Marketing Officer since 06/03/2000	2007	1, 4	399,213	200,000	37,105	12,572	45,469	-	11,789	25,775	-	26,043	757,966	31.38%
		%		52.67	26.39	4.90	1.66	6.00	-	1.56	3.40	-	3.44	100.00	
Peter J. Davey	Managing Director, Corporate Development since 01/12/2005	2007	1, 4	342,064	150,000	1,284	1,253	12,686	-	10,022	-	-	43,405	560,714	36.28%
		%		61.01	26.75	0.23	0.22	2.26	-	1.79	-	-	7.74	100.00	
David Kindlen	Chief Information Officer since 01/12/2006	2007	1, 3, 4	114,735	50,000	635	916	16,464	-	6,013	6,130	-	26,043	220,936	37.14%
		%		51.93	22.63	0.29	0.41	7.45	-	2.72	2.77	-	11.79	100.00	
	Executive Subtotals			4,240,049	1,650,000	208,366	51,887	381,705	-	202,689	135,964	-	767,794	7,638,454	
Total for Key Management Personnel for 2007				10,648,876	3,804,398	542,199	57,942	872,091	-	293,435	387,451	-	767,794	17,374,186	

1. Includes amortised value of share based payment from grants of preference shares under the Executive Share Plan.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position.
3. Key Management Personnel for only part of 2007 period.
4. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's various Executive Share Plans.
5. Includes amortised value of share based payment from grant of one million ordinary shares and one million preference shares under the Senior Executive Share Plan.
6. Includes amounts only whilst an Executive Director of the Company to 19 March 2007.
7. Includes amounts for Mr. P. E. Foo as Key Management Personnel for whole of 2007 financial year, both as Finance Director to 19 March 2007 and continuing as Group Chief Operating Officer.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(25) DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(b) Compensation of Key Management Personnel (continued)

(vii) Compensation of Key Management Personnel of the Company for the period ended 30 June 2006 (Consolidated)

Details of the compensation of each of the Key Management Personnel, including their personally-related entities, are set below.

NAME	POSITION from/to			SHORT TERM BENEFITS				POST EMPLOYMENT		LONG TERM BENEFITS						
Directors	(positions do not necessarily co-incide with employment commencement dates)	YEAR	NOTE	Salary & Fees	Cash Bonus S.T.I.	Non-cash Benefits	Other	Super-annuation	Retirement Benefits	Incentive Plans	Long Service Leave accrual	TERMIN-ATION BENEFITS	L.T.I. SHARE-BASED PAYMENT	TOTAL	TOTAL % PERFORM-ANCE RELATED PAY
John R. Kirby	Executive Dep Chairman from 02/05/2002 then Executive Chairman from 28/06/2006	2006		1,781,173	-	35,747	2,654	100,587	-	-	29,706	-	-	1,949,867	-
		%		91.35	-	1.83	0.14	5.16	-	-	1.52	-	-	100.00	
Robert G Kirby	Executive Chairman from 02/05/2002 Executive Dep Chairman from 28/06/2006	2006		1,774,583	-	123,244	10,602	100,587	-	-	-	-	-	2,009,016	-
		%		88.33	-	6.13	0.53	5.01	-	-	-	-	-	100.00	
Graham W. Burke	Managing Director since 09/09/1988	2006	3, 6	1,780,880	1,000,000	162,995	3,239	100,587	-	-	29,706	-	38,558	3,115,965	33.33%
		%		57.15	32.09	5.23	0.10	3.23	-	-	0.95	-	1.24	100.00	
Peter E. Foo	Finance Director since 12/02/1998	2006	8	1,147,282	625,000	46,998	3,598	100,587	-	-	30,877	-	346,816	2,301,158	42.23%
		%		49.86	27.16	2.04	0.16	4.37	-	-	1.34	-	15.07	100.00	
Peter M. Harvie	Executive Director since 20/06/2000	2006	2, 4	741,315	-	3,098	5,000	100,587	-	78,647	56,189	-	-	984,836	7.99%
		%		75.27	-	0.31	0.51	10.21	-	7.99	5.71	-	-	100.00	
William J. Conn	Independent Director since 12/03/1992	2006		105,504	-	-	-	9,496	-	-	-	-	-	115,000	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
Peter D. Jonson	Independent Director since 21/01/2001	2006		77,980	-	-	-	7,020	-	-	-	-	-	85,000	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
D. Barry Reardon	Independent Director since 24/03/1999	2006		145,000	-	-	-	-	-	-	-	-	-	145,000	-
		%		100.00	-	-	-	-	-	-	-	-	-	100.00	
	Director Subtotals			7,553,717	1,625,000	372,082	25,093	519,451	-	78,647	146,478	-	385,374	10,705,842	

Notes - refer page 80

(25) DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(b) Compensation of Key Management Personnel (continued)

(vii) Compensation of Key Management Personnel of the Company for the period ended 30 June 2006 (Consolidated) (continued)

				SHORT TERM BENEFITS				POST EMPLOYMENT		LONG TERM BENEFITS					
NAME Executives	POSITION from/to (positions do not necessarily co-incide with employment commencement dates)	YEAR	NOTE	Salary & Fees	Cash Bonus S.T.I.	Non-cash Benefits	Other	Super-annuation	Retirement Benefits	Incentive Plans	Long Service Leave accrual	TERMIN-ATION BENEFITS	L.T.I. SHARE-BASED PAYMENT	TOTAL	TOTAL % PERFORM-ANCE RELATED PAY
Philip S. Leggo	Group Company Secretary since 23/02/1993	2006	1	345,886	240,750	63,683	1,768	86,742	-	-	10,849	-	19,676	769,354	33.85%
		%		44.96	31.29	8.28	0.23	11.27	-	-	1.41	-	2.56	100.00	
Julie E. Raffe	Chief Financial Officer since 28/09/1992	2006		302,969	150,000	50,064	23,708	29,196	-	-	11,934	-	-	567,871	26.41%
		%		53.35	26.41	8.82	4.17	5.14	-	-	2.10	-	-	100.00	
Gregory Basser	Director, Commercial & Legal from 01/02/1999 to 30/04/2006	2006	5, 6, 7, 9, 10	978,382	1,250,000	315	54,022	33,800	-	-	15,647	-	512,918	2,845,084	61.96%
		%		34.39	43.94	0.01	1.90	1.19	-	-	0.55	-	18.03	100.00	
Tony N. Pane	Chief Tax Counsel since 17/01/2000	2006		1,036,826	250,000	141	2,049	12,139	-	-	43,061	-	-	1,344,216	18.60%
		%		77.13	18.60	0.01	0.15	0.90	-	-	3.20	-	-	100.00	
Simon T. Phillipson	General Counsel since 13/05/1996	2006		450,408	200,000	315	1,965	40,560	-	-	9,138	-	-	702,386	28.47%
		%		64.13	28.47	0.04	0.28	5.77	-	-	1.30	-	-	100.00	
Timothy Carroll	Chief Marketing Officer since 06/03/2000	2006		321,132	165,000	30,007	1,513	21,838	-	-	6,242	-	-	545,732	30.23%
		%		58.84	30.23	5.50	0.28	4.00	-	-	1.14	-	-	100.00	
Peter J. Davey	Managing Director, Corporate Development since 01/12/2005	2006	7	153,141	70,000	315	389	7,081	-	-	-	-	-	230,926	30.31%
		%		66.32	30.31	0.14	0.17	3.07	-	-	-	-	-	100.00	
	Executive Subtotals			3,588,744	2,325,750	144,840	85,414	231,356	-	-	96,871	-	532,594	7,005,569	
Total for Key Management Personnel for 2006				11,142,461	3,950,750	516,922	110,507	750,807	-	78,647	243,349	-	917,968	17,711,411	

1. Includes amortised value of share based payment from grant of 150,000 preference shares under the Executive Share Plan on 17 March 2005.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position. In 2006 Mr. Harvie declined to accept his bonus.
3. Includes amortised value of share based payment from grant of six million options over ordinary shares on 15 May 2001.
4. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan.
5. Fees include amounts paid pursuant to contractual consultancy agreements for legal services.
6. Includes transaction bonus for successful completion of financial restructuring of Village Roadshow Pictures with Crescent Entertainment Inc in October 2005.
7. Key Management Personnel for only part of 2006 period.
8. Includes amortised value of share based payment from grant of one million ordinary shares and one million preference shares under the Senior Executive Share Plan on 14 December 2005.
9. Includes amortised value of share based payment from grant of 533,333 preference shares under Executive Share Plan on 28 April 2006 and for Performance Units under Village Roadshow Pictures Group's Long Term Incentive Plan on 1 November 2005.
10. As Mr Basser transferred his employment from the Company to the consolidated entity effective 1 May 2006, his compensation as Key Management Personnel during the period excludes amounts paid by Village Roadshow Pictures Entertainment Inc.

(25) DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(b) Compensation of Key Management Personnel (continued)

(viii) Compensation by Category: Key Management Personnel

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $	2006 $	2007 $	2006 $
Short-Term	15,053,415	15,720,640	15,053,415	15,720,640
Post-Employment	872,091	750,807	872,091	750,807
Other Long-Term	680,886	321,996	680,886	321,996
Termination Benefits	-	-	-	-
Sub-totals	16,606,392	16,793,443	16,606,392	16,793,443
Share-based Payment	767,794	917,968	767,794	917,968
Totals	17,374,186	17,711,411	17,374,186	17,711,411

(c) Service Agreements for Key Management Personnel

Remuneration and other terms of employment for the Company's Managing Director, the Executive Chairman of Austereo Group Limited and the Company's Key Management Personnel are formalised in service agreements. The names of these officers and their respective positions held are set out above. The main terms of all major contracts and bonus payments are reviewed by the Remuneration Committee. The major provisions of the service agreements of these officers relating to remuneration are as set out below.

Mr. G.W. Burke's five year contract with the Company as Managing Director expires on 14 December 2010. In addition to base salary, superannuation and motor vehicle, CPI adjusted, an annual incentive performance bonus is payable for achieving certain market capitalisation and Cash Flow Return on Investment ("CFROI") levels. The contract also provides for the grant of six million options over ordinary shares which expire on 30 November 2007 (as described in Note 19) and a loan of up to $2 million on terms and conditions to be agreed by the Remuneration Committee of the Company. Other than a global twelve month non-compete clause, the contract does not provide for pre-determined compensation in the event of termination.

Mr. P.M. Harvie's contract with Austereo Pty Ltd as Executive Chairman of the Company's subsidiary, Austereo Group Limited, expires on 30 June 2009. In addition to base salary and superannuation, CPI adjusted, an annual discretionary performance bonus is payable together with participation in the ESP and AESP. Payment for termination without cause is equal to twelve months of salary.

The Company's Group Chief Operating Officer, Mr. P.E. Foo, does not have a formal service agreement with the Company, however the Company is required to give Mr Foo twelve months notice in writing of his termination, and vice versa.

Messrs P.S. Leggo, A.N. Pane and S.T. Phillipson all have service agreements with the Company expiring respectively on 30 November 2007, 31 December 2008 and 31 January 2009, and Mr. Phillipson's contract has an option to extend for a further two years at the Company's discretion. Ms. Raffe's service agreement expires on 30 November 2009, and Messrs P. Davey, T. Carroll and D. Kindlen have ongoing employment agreements. In addition to base salary and superannuation, and a Company motor vehicle provided to Mr. Leggo and Ms. Raffe, all above named Company executives are eligible to be paid an annual discretionary performance bonus, which in the case of Mr. Carroll depends on performance against nominated EBITDA targets. Mr. Pane's contract has a non-standard leave entitlement for flexible working arrangements. Payment for termination without cause under these employment contracts for Messrs Leggo, Phillipson, Davey and Carroll and Ms. Raffe is equal to twelve months of salary. None of the above contracts provide for pre-determined compensation in the event of termination.

On 30 April 2006 Mr. G. Basser ceased to be Key Management Personnel. Prior to this date, Mr. Basser had an executive employment contract with the Company in his role as Director - Commercial & Legal, Group Executive in charge of Production. In addition a separate Consultancy Agreement existed with Greg Basser Pty. Ltd. for legal services to the economic entity. Both contracts have now been superceded from 1 May 2006, following Mr Basser's relocation to Village Roadshow Pictures Group's Los Angeles offices, by a new employment agreement with Village Roadshow Pictures Entertainment Inc. to 30 June 2011 and a new consultancy agreement with Onbass Pty. Ltd. for services to Village Roadshow Film Administration Management Pty. Ltd. Both the former and the new employment agreements provide for base salary, CPI adjusted, and other benefits, together with an annual performance bonus. In addition, Mr Basser's employment contract with Village Roadshow Pictures Entertainment Inc. provides for his participation to the extent of 2.5% in Category A of the VRPG LTI shadow equity plan as outlined in Note 26.

The Consultancy Agreements provide for the payment of an annual retainer which is adjusted by CPI. None of the contracts provide for pre-determined compensation in the event of termination, however in the event that Mr Basser's US based employment ceases and Mr Basser returns to Australia, the Company will offer Mr Basser an equivalent position and compensation of at least $1 million per annum, less any compensation paid by VRPG, until 30 June 2011. If the Company breaches and either contract is terminated by the other party, it may claim for monies and benefits payable until expiry of the contract, subject to an obligation to mitigate.

The Company may terminate an employment contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the senior manager is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested ESP shares will immediately be forfeited.

(d) Relationship between Remuneration Policy and Performance of the entity

The Company has predetermined performance benchmarks which must be met in order to trigger payments under the STI bonus scheme. These performance conditions were chosen so as to align the STI payments to the operational performance of the Company.

All Key Management Personnel have a portion of their compensation 'at risk' by having the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth or other pre-determined personal performance indicators and benchmarks and where appropriate, demanding, personalised performance hurdles have been achieved.

Non-executive Directors' fees do not incorporate any bonus or incentive element.

The Total Shareholder Return ("TSR") of the Company has broadly increased in simple terms over the previous four years and by 59% in the current reporting period. Based on the investment of $1,000 in ordinary shares on 1 July 2002, it demonstrates the impact on shareholders of investing in ordinary shares over that time frame. In addition the Company's share price over the previous five years since July 2002 has exceeded the S&P ASX200 over the same period.

The movement in aggregate Executive Director remuneration, excluding equity, since 2002 has broadly followed the increase in TSR and earnings per share ("EPS"). In September 2002 Messrs J.R. Kirby, R.G. Kirby, G.W. Burke and P.E. Foo took a voluntary 20% cut in base salary, which was partly reversed in April 2005.

The calculation of annual bonuses for the three Executive Directors, Messrs J.R. Kirby, R.G. Kirby and G.W. Burke, is divided into two components; one is driven by Cash Flow Return on Investment ("CFROI") and the other is determined by share price performance. The two components together derive the movement in the Executive Directors' overall bonuses. For the purposes of calculating bonuses for these three Executive Directors, the CFROI used relates to normalised EBITDA as a percentage of capital employed, and capital employed is represented by total shareholders capital plus net debt. Bonuses are calculated based on the growth in the ratio from year to year. As the relevant criteria for the payment of an annual bonus to the three Executive Directors were not met in the year ended 30 June 2006, no bonuses were due or payable. For the years ended 30 June 2006 and 30 June 2007 these STI bonuses were capped at a maximum of 50% of salary. From the year ended 30 June 2008 the STI bonuses to the 3 Executive Directors are capped at a maximum of 100% of salary.

Notes to the Financial Statements (continued)

For the year ended 30 June 2007

(25) DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(d) Relationship between Remuneration Policy and Performance of the entity (continued)

Similarly, the total aggregate annual STI bonus remuneration of the other Key Management Personnel of the Company has been broadly steady over the last several years. In addition to STI bonuses, one-off 'transactional bonuses' may be payable to Key Management Personnel arising from the successful completion of specific medium term strategic initiatives. These include transactional bonuses to Mr. Basser and to Mr. Burke for the successful financial re-engineering of the Village Roadshow Pictures Group with Crescent Entertainment Inc. in October 2005.

(e) Shareholdings of Key Management Personnel (Consolidated)

Shares held in Village Roadshow Limited (number)

NAME	BALANCE AT THE START OF THE YEAR		GRANTED AS REMUNERATION		ON EXERCISE OF OPTIONS		NET CHANGE OTHER		BALANCE AT THE END OF THE YEAR	
	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference
2007										
Directors										
Robert G. Kirby	95,249,698	-	-	-	-	-	(15,456,667)	-	79,793,031	-
John R. Kirby	95,249,698	-	-	-	-	-	(15,456,667)	-	79,793,031	-
Graham W. Burke	95,249,698	-	-	-	-	-	(15,456,667)	-	79,793,031	-
Peter M. Harvie	-	-	-	-	-	-	-	-	-	-
William J. Conn	191,563	-	-	-	-	-	-	-	191,563	-
Peter D. Jonson	10,000	33,236	-	-	-	-	-	-	10,000	33,236
D. Barry Reardon	10,000	8,552	-	-	-	-	-	-	10,000	8,552
David J. Evans	-	-	-	-	-	-	-	-	-	-
Robert Le Tet	-	-	-	-	-	-	-	-	-	-
Executives										
Peter E. Foo[1]	-	-	-	-	-	-	-	-	-	-
Philip S. Leggo	-	-	-	-	-	-	-	-	-	-
Julie E. Raffe	-	-	-	-	-	-	-	-	-	-
Tony N. Pane	-	-	-	-	-	-	-	-	-	-
Simon T. Phillipson	-	-	-	-	-	-	-	-	-	-
Timothy Carroll	-	-	-	-	-	-	-	-	-	-
Peter J. Davey	-	-	-	-	-	-	-	-	-	-
David Kindlen	11,025	12,000	-	-	-	-	-	-	11,025	12,000
2006										
Directors										
Robert G. Kirby	106,799,698	-	-	-	-	-	(11,550,000)	-	95,249,698	-
John R. Kirby	106,799,698	-	-	-	-	-	(11,550,000)	-	95,249,698	-
Graham W. Burke	106,799,698	-	-	-	-	-	(11,550,000)	-	95,249,698	-
Peter E. Foo	-	-	-	-	-	-	-	-	-	-
Peter M. Harvie	-	-	-	-	-	-	-	-	-	-
William J. Conn	191,563	1,153,019	-	-	-	-	-	(1,153,019)	191,563	-
Peter D. Jonson	10,000	33,236	-	-	-	-	-	-	10,000	33,236
D. Barry Reardon	10,000	8,552	-	-	-	-	-	-	10,000	8,552
Executives										
Philip S. Leggo	-	-	-	-	-	-	-	-	-	-
Julie E. Raffe	-	-	-	-	-	-	-	-	-	-
Gregory Basser	-	-	-	-	-	-	-	-	-	-
Tony N. Pane	-	-	-	-	-	-	-	-	-	-
Simon T. Phillipson	-	-	-	-	-	-	-	-	-	-
Timothy Carroll	-	-	-	-	-	-	-	-	-	-
Peter J. Davey	-	-	-	-	-	-	-	-	-	-

1 On 19 March 2007 Mr. P.E. Foo resigned as a director of the Company and was appointed Group Chief Operating Officer.

(25) DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(e) Shareholdings of Key Management Personnel (Consolidated) (continued)

Shares held in Austereo Group Limited (number)

NAME	BALANCE AT THE START OF THE YEAR	GRANTED AS REMUNERATION	ON EXERCISE OF OPTIONS	NET CHANGE OTHER	BALANCE AT THE END OF THE YEAR
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
2007					
Directors					
Robert G. Kirby	253,395,438	–	–	(72,301,582)	181,093,856
John R. Kirby	253,395,438	–	–	(72,301,582)	181,093,856
Graham W. Burke	253,395,438	–	–	(72,301,582)	181,093,856
Peter M. Harvie	–	–	–	–	–
William J. Conn	–	–	–	–	–
Peter D. Jonson	–	–	–	–	–
D. Barry Reardon	–	–	–	–	–
David J. Evans	–	–	–	–	–
Robert Le Tet	–	–	–	–	–
Executives					
Peter E. Foo[1]	5,000	–	–	2,000	7,000
Philip S. Leggo	–	–	–	–	–
Julie E. Raffe	–	–	–	–	–
Tony N. Pane	6,054	–	–	(6,054)	–
Simon T. Phillipson	2,702	–	–	(2,702)	–
Timothy Carroll	–	–	–	–	–
Peter J. Davey	–	–	–	–	–
David Kindlen	16,216	–	–	–	16,216
2006					
Directors					
Robert G. Kirby	251,562,594	–	–	1,832,844	253,395,438
John R. Kirby	251,562,594	–	–	1,832,844	253,395,438
Graham W. Burke	251,562,594	–	–	1,832,844	253,395,438
Peter E. Foo	5,000	–	–	–	5,000
Peter M. Harvie	–	–	–	–	–
William J. Conn	–	–	–	–	–
Peter D. Jonson	–	–	–	–	–
D. Barry Reardon	–	–	–	–	–
Executives					
Philip S. Leggo	–	–	–	–	–
Julie E. Raffe	–	–	–	–	–
Gregory Basser	27,026	–	–	–	27,026
Tony N. Pane	6,054	–	–	–	6,054
Simon T. Phillipson	2,702	–	–	–	2,702
Timothy Carroll	–	–	–	–	–
Peter J. Davey	–	–	–	–	–

1 On 19 March 2007 Mr. P.E. Foo resigned as a director of the Company and was appointed Group Chief Operating Officer.

All shares held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan for the above Key Management Personnel have been treated as 'in substance options' and have been excluded from the above tables. Details of such 'in substance options' are set out in Note 26.

All equity transactions with Key Management Personnel, other than those which have been treated as 'in substance options', have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

(25) DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(f) Loans to Key Management Personnel (Consolidated)

(i) Details of aggregates of loans to Key Management Personnel are as follows:

	BALANCE AT THE START OF THE YEAR	INTEREST CHARGED	INTEREST NOT CHARGED	WRITE-OFF	BALANCE AT THE END OF THE YEAR[1]	NUMBER IN GROUP AT THE END OF THE YEAR
	$	$	$	$	$	No.
Year ended 30 June 2007						
Directors	2,066,467	108,800	-	-	-	-
Executives	-	-	-	-	-	-
Total KMP	2,066,467	108,800	-	-	-	-
Year ended 30 June 2006						
Directors	-	66,467	-	-	2,066,467	1
Executives	-	-	-	-	-	-
Total KMP	-	66,467	-	-	2,066,467	1

(ii) Details of Key Management Personnel with loans above $100,000 in the reporting period are as follows:

	BALANCE AT THE START OF THE YEAR	INTEREST CHARGED	INTEREST NOT CHARGED	WRITE-OFF	BALANCE AT THE END OF THE YEAR[1]	HIGHEST OWING IN PERIOD
	$	$	$	$	$	$
30 June 2007						
Directors						
Robert G. Kirby	2,066,467	108,800	-	-	-	2,066,467
30 June 2006						
Directors						
Robert G. Kirby	-	66,467	-	-	2,066,467	2,066,467

1 Note that, as only selected movements are required to be disclosed, the figures in these tables may not add across.

Terms and conditions of loans

The consolidated entity concluded an agreement with Mr. R.G. Kirby in December 2005 to provide him with a $2 million fully secured revolving loan facility for a five year term, repayable earlier in the event that Mr. Kirby's employment with the entity ceases. The interest rate applicable to the loan was the higher of the Fringe Benefits Tax rate set by the Australian Taxation Office (currently 7.3%) and the consolidated entity's cost of borrowing plus a margin of 0.50%. The loan was repaid in full with accrued interest on 29 March 2007. No compensation value has been attributed to this loan as it was on arms length terms and conditions.

All loans to purchase shares under the Company's and Austereo Group Limited's Executive Share Plans, the Senior Executive Share Plan, and the Company's Executive and Employee Option Plan for Key Management Personnel have been treated as 'in substance options' and have been excluded from the above tables. Details of such 'in substance option' loans are set out in Note 26.

No write-downs or allowances for doubtful receivables have been recognised in relation to the principal amounts of any loans made to Key Management Personnel.

(g) Other transactions and balances with Key Management Personnel

The economic entity purchases water from Palm Springs Limited, an entity in which Mr. W.J. Conn had a 16% economic interest until September 2006. These transactions were carried out under arm's length terms and conditions and were trivial in nature.

During the period the Company sold its remaining 1,455,897 shares in Becton Property Group Limited (of which Mr. W. J. Conn was a Director and shareholder) on market (2006 1,544,103). These transactions were carried out under arms length terms and conditions.

During the period, the economic entity agreed to provide certain legal and cinema refurbishment design services, on an arms length basis, to the landlord of the Noosa 5 Cinemas, which is a non-competing cinema complex owned by an entity associated with Mr. J.R. Kirby. The total charged for these services is less than $10,000.

The economic entity purchased wine (both directly & indirectly) from Yabby Lake International Pty. Ltd. ("Yabby Lake") and Drummonds Lane Pty. Ltd. ("Drummonds Lane"). Mr. R.G. Kirby has economic interests of 100% in Yabby Lake and 50% in Drummonds Lane. The total purchases were $385,210 for the year ended 30 June 2007 (2006 $337,164). The wine purchased was for the Cinema Exhibition division's Gold Class and Europa cinemas, as well as for Corporate functions. These transactions are carried out under arm's length terms and conditions.

(26) SHARE BASED PAYMENT PLANS

(a) Long Term Incentive Executive Share and Loan Plans

The Company has used the fair value measurement provisions of AASB 2: *Share-based Payment* for all options or equity instruments granted to Directors and relevant senior executives after 7 November 2002 which have not vested as at 1 January 2005. Under AASB 2: *Share-based Payment* these LTI executive share plan shares and loans are all deemed to be 'in substance options' even where the equity instrument itself is not a share option.

The fair value of such 'in substance option' grants is amortised and disclosed as part of Director and senior manager compensation on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to options that never vest (i.e. forfeitures).

During the period the consolidated entity had six different LTI plans in which Key Management Personnel participated to varying extents. These included:

1. A 2001 Share Option Plan over ordinary shares to the entity's Managing Director;
2. The entity's Executive Share Plan and Loan Facility ("ESP");
3. The entity's 2005 Senior Executive Share Plan and Loan Facility ("SESP");
4. The consolidated entity's Austereo Group Limited Executive Share Plan and Loan Facility ("AESP");
5. The consolidated entity's 2005 Village Roadshow Pictures Group's Long Term Incentive shadow equity plan ("VRPG LTI"); and
6. The entity's legacy Executive and Employee Option Plan ("EOP").

The LTI plans are not designed specifically to remunerate Key Management Personnel, unlike their fixed compensation or their STI bonus arrangements, and, other than the VRPG LTI, have no specific performance conditions for the vesting of such benefits other than tenure and share price performance. Instead the LTI's are primarily intended to encourage a sense

(26) SHARE BASED PAYMENT PLANS (continued)

(a) Long Term Incentive Executive Share and Loan Plans (continued)

of ownership with those Key Management Personnel to whom the LTI's are granted and to assist in aligning their long term interests with those of shareholders, and may be regarded as a partial retention mechanism by the Company.

Other than the VRPG LTI, the benefits, if any, under the LTI's are linked to the performance of the Company via its share price. The Company considers that the five year period over which the ESP and SESP shares (or four year period for the AESP as applicable) are 'earned' and the long term horizon of the loans from the consolidated entity for the ESP, SESP, AESP and EOP for the duration of the Key Management Personnel's employment are appropriate given the shorter term annual performance hurdles to which each employee is subject. Similarly, the three, four and five year vesting periods of the ordinary options granted to the entity's Managing Director and the significant uplift of the exercise price thresholds of each tranche of options are designed to encourage performance and to closely align Mr. Burke's interests with those of shareholders.

The VRPG LTI performance condition that must be met is for the capital value of VRPG to have increased by 8% compound per annum from 1 November 2005 to when one of the Trigger Events occurs. The Performance Units vest over five years at the rate of 20% per annum commencing from 31 December 2006. If a Trigger Event occurs, the holder of vested Performance Units will be paid an amount in cash or, in the case of an Initial Public Offering ("IPO") only, granted an option, subject to meeting a performance condition at the time of the Trigger Event, to purchase a specified percentage of equity in VRPG at a specified price. A Trigger Event is defined as when substantially all of the equity in VRPG is sold or when a Liquidity Event occurs. A Liquidity Event is when the shareholders of VRPG receive a substantial amount of cash or when there is a sale of significant assets of VRPG, including should an IPO of VRPG occur. Other than Mr. Basser, who ceased to be Key Management Personnel on 30 April 2006, no Key Management Personnel participated in the VRPG LTI during the period.

From 1 January 2005, 'in substance options' granted as part of Key Management Personnel compensation have been valued using the Black-Scholes or binomial option-pricing model or the Monte Carlo simulation technique, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the 'in substance option'.

(b) Share based Long Term Incentive grants during the year for Key Management Personnel

The terms and conditions of each share based LTI performance payment affecting compensation during the period or future periods are as follows:

NAME OF RELEVANT KEY MANAGEMENT PERSONNEL		NUMBER OF OPTIONS	UNDERLYING TYPE OF SHARES	GRANT DATE	VESTING DATE	FAIR VALUE PER OPTION	FAIR VALUE ATTRIBUTABLE DURING THE PERIOD - $	FAIR VALUE ATTRIBUTABLE IN FUTURE PERIODS - $
G. W. Burke	Note (i)	2,000,000	Ordinary	15-May-01	15-May-04	$0.17	-	-
		2,000,000	Ordinary	15-May-01	15-May-05	$0.15		
		2,000,000	Ordinary	15-May-01	15-May-06	$0.11		
P.S. Leggo	Note (ii)	30,000	Preference	17-Mar-05	17-Mar-06	$0.33	11,240	11,892
		30,000	Preference	17-Mar-05	17-Mar-07	$0.33		
		30,000	Preference	17-Mar-05	17-Mar-08	$0.33		
		30,000	Preference	17-Mar-05	17-Mar-09	$0.33		
		30,000	Preference	17-Mar-05	17-Mar-10	$0.33		
		30,000	Preference	31-Jan-07	31-Jan-08	$0.919	26,043	111,807
		30,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-12	$0.919		
S.T. Phillipson	Note (ii)	40,000	Preference	31-Jan-07	31-Jan-08	$0.919	34,724	149,076
		40,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		40,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		40,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		40,000	Preference	31-Jan-07	31-Jan-12	$0.919		
T.N. Pane	Note (ii)	30,000	Preference	31-Jan-07	31-Jan-08	$0.919	26,043	111,807
		30,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-12	$0.919		
P.J. Davey	Note (ii)	50,000	Preference	31-Jan-07	31-Jan-08	$0.919	43,405	186,345
		50,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		50,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		50,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		50,000	Preference	31-Jan-07	31-Jan-12	$0.919		
T. Carroll	Note (ii)	60,000	Preference	31-Jan-07	31-Jan-08	$0.919	52,086	223,614
		60,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		60,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		60,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		60,000	Preference	31-Jan-07	31-Jan-12	$0.919		
D. Kindlen	Note (ii)	30,000	Preference	31-Jan-07	31-Jan-08	$0.919	26,043	111,807
		30,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-12	$0.919		
J. E. Raffe	Note (ii)	70,000	Preference	31-Jan-07	31-Jan-08	$0.919	60,767	260,883
		70,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		70,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		70,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		70,000	Preference	31-Jan-07	31-Jan-12	$0.919		
G. Basser	Note (ii)	426,666	Preference	28-Apr-06	28-Apr-06	$0.55	48,541	-
		106,667	Preference	28-Apr-06	28-Apr-07	$0.55		
	Note (v)	20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-06	$177,230.00	270,863	311,899
		20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-07	$177,230.00		
		20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-08	$177,230.00		
		20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-09	$177,230.00		
		20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-10	$177,230.00		

(26) SHARE BASED PAYMENT PLANS (continued)

(b) Share based Long Term Incentive grants during the year for Key Management Personnel (continued)

NAME OF RELEVANT KEY MANAGEMENT PERSONNEL		NUMBER OF OPTIONS	UNDERLYING TYPE OF SHARES	GRANT DATE	VESTING DATE	FAIR VALUE PER OPTION	FAIR VALUE ATTRIBUTABLE DURING THE PERIOD - $	FAIR VALUE ATTRIBUTABLE IN FUTURE PERIODS - $
P.E. Foo	Note (iii)	200,000	Preference	14-Dec-05	14-Dec-06	$0.50	174,087	202,050
		200,000	Preference	14-Dec-05	14-Dec-07	$0.50		
		200,000	Preference	14-Dec-05	14-Dec-08	$0.50		
		200,000	Preference	14-Dec-05	14-Dec-09	$0.50		
		200,000	Preference	14-Dec-05	14-Dec-10	$0.50		
		200,000	Ordinary	14-Dec-05	14-Dec-06	$0.90	313,356	363,690
		200,000	Ordinary	14-Dec-05	14-Dec-07	$0.90		
		200,000	Ordinary	14-Dec-05	14-Dec-08	$0.90		
		200,000	Ordinary	14-Dec-05	14-Dec-09	$0.90		
		200,000	Ordinary	14-Dec-05	14-Dec-10	$0.90		

No options over ordinary shares in the Company were provided as remuneration to any Key Management Personnel of the Village Roadshow Limited consolidated group during the financial year, other than the grants described above.

No options to acquire shares were exercised during the financial year. The vesting periods for the various 'in substance options' are outlined above.

The expense recognised in the income statement in relation to share based payments is disclosed in Note 25.

(i) Option Plan for Managing Director

The LTI grant to Mr. G.W. Burke was delivered in the form of six million options over ordinary shares in the Company, approved by special resolution of the Company's shareholders on 15 May 2001.

Two million options are exerciseable at an exercise price of $3.00 not earlier than 15 May 2004; two million options are exerciseable at an exercise price of $4.00 not earlier than 15 May 2005; and two million options are exerciseable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exerciseable no later than 30 November 2007 or two years following the cessation of Mr. Burke's employment with the Company, whichever is the earlier.

The fair value of each option is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions used for grants made on 15 May 2001:
- Expected volatility: 30%;
- Historical volatility: 30%;
- Risk-free interest rate: 5.53% (options vesting 15 May 2004) and 5.66% for the remainder;
- Expected life of options: 5 years (options vesting 15 May 2004) and 6 years for the remainder.

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. The resulting fair values per option are shown in the table above.

Currently, these fair values are not recognised as expenses in the financial statements, in accordance with AASB 2, as they were issued prior to 7 November 2002. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $nil for the 2007 financial year (2006: $38,558). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest). The notional adjusted equity value of Mr. Burke's options and the percentage of his total remuneration is detailed in Note 25.

(ii) Executive Share Plan and Loan Facility ("ESP")

The Company's ESP was approved by shareholders on 19 November 1996 and allows for the issue of up to 5% of the Company's issued A Class Preference shares to executives and employees of the consolidated entity and significant associated entities. Directors of the Company are not eligible to participate in the ESP. All grants to Mr. P.M. Harvie under the ESP were in his capacity as an executive of the consolidated entity and were prior to him becoming a Director of the Company.

Offers are at the discretion of the Directors and preference shares are issued at the 5-day weighted average price on the market prior to allotment, rounded up to the next whole cent. The shares are held directly by the executive who pays for the allotment by obtaining a loan from the consolidated entity which holds the ESP shares as security.

The shares are 'earned' at the rate of 20% per year over five years from date of issue. The loan bears interest at ten cents per share per annum and the first ten cents of every dividend per share is used to repay the interest accrued and 50% of the remaining dividend per share is used to repay the capital amount of the loan.

If the executive resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Directors. In circumstances where the market value of the remaining ESP shares at the end of the six month period is less than the amount owing on the loan, then the Company will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. This is the basis on which they have been classified as 'in substance options'.

On 17 March 2005, 150,000 preference shares were allotted to Mr. P.S. Leggo according to his employment contract. Under AASB 2: *Share-based Payment* this allotment is deemed to be of 'in substance options' even though the equity instrument itself is not a share option.

The fair value of each 'in substance option' for Mr. Leggo was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 17 March 2005:
- Value per loan per share: $1.92;
- Expected volatility: 22% - based on historical volatility;
- Risk-free interest rate: 5.62% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr. Leggo are shown in the table above.

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $11,240 for the 2007 financial year (2006: $19,676). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Mr. Leggo's 'in substance options' and the percentage of his total remuneration is detailed in Note 25.

On 31 January 2007, 1,550,000 preference shares were allotted to Messrs P.S. Leggo, S.T. Phillipson, T.N. Pane, P.J. Davey, T. Carroll and D. Kindlen and Ms. J.E. Raffe. The number of preference shares per individual Key Management Personnel is as set out in the table above. Under AASB 2: *Share-based Payment* this allotment is deemed to be of 'in substance options' even though the equity instrument itself is not a share option.

The fair value of each 'in substance option' for Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, P.J. Davey, T. Carroll and D. Kindlen and Ms. J.E. Raffe was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 31 January 2007:
- Value per loan per share: $3.14;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.971% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, P.J. Davey, T. Carroll and D. Kindlen and Ms. J.E. Raffe are shown in the table above.

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $269,111 for the 2007

(26) SHARE BASED PAYMENT PLANS (continued)

(b) Share based Long Term Incentive grants during the year for Key Management Personnel (continued)

financial year (2006: $nil). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, P.J. Davey, T. Carroll and D. Kindlen and Ms. J.E. Raffe 'in substance options' and the percentage of their total remuneration is detailed in Note 25.

On 28 April 2006, 533,333 preference shares were allotted to Mr G. Basser at $1.40 in accordance with previous commitments between the executive and the Company in May 2002. The intention of the parties was to put Mr Basser in the same position as though the allotment had gone ahead in May 2002. Under AASB 2: *Share-based Payment* this allotment is also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

This allotment replaced 533,333 preference shares held under the ESP by Mr. Basser since 2002 which were bought back and cancelled for their issue price by the Company. The carried forward accrued interest of approximately $0.25 per share was transferred to the new ESP loans for Mr. Basser resulting in a starting loan balance in April 2006 of approximately $1.65 per share.

The 2002 notional allotment had a performance hurdle of 10% per annum compound share price growth with vesting set at the standard ESP vesting rate of 20% per annum. By April 2006, 80% of these notional ESP shares would have vested, as the performance for the first four tranches would have been achieved based on the then market price ($2.05) having exceeding the target share price, with the remaining 20% vesting in April 2007 based on a market price of approximately $2.24 per share at the date of grant.

The fair value of each 'in substance option' for Mr. Basser was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 28 April 2006:
- Value per loan per share: $1.65;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.68% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr. Basser are shown in the table above.

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $48,541 for the 2007 financial year (2006: $244,792). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Mr. Basser's 'in substance options' and the percentage of his total remuneration is detailed in Note 25.

(iii) Senior Executive Share Plan and Loan Facility ("SESP")

The Company's SESP was approved by shareholders on 25 November 2005 and allowed for the issue of 1,000,000 ordinary shares and 1,000,000 preference shares in the capital of the Company to the Company's then Finance Director, Mr. P.E. Foo under a Share Subscription and Loan Deed.

The SESP shares are issued at the 5-day weighted average price on the market prior to allotment, which was on 14 December 2005, rounded up to the next whole cent. The shares are held directly by the Mr Foo who paid for the allotment by obtaining a loan from the consolidated entity which holds the SESP shares as security.

As with the ESP, the SESP shares are 'earned' at the rate of 20% per year over five years from date of issue. The loans bear interest at ten cents per preference share and seven cents per ordinary share per annum with the first ten cents per preference share and seven cents per ordinary share of every dividend used to repay the interest accrued. 50% of any remaining dividends per share are used to repay the capital amount of the loans, which loans must be repaid within 8 years (by December 2013).

If Mr Foo resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Directors. In circumstances where the market value of the remaining SESP shares at the end of the six month period is less than the amount owing on the loan, then the Company will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. Under AASB 2: *Share-based Payment* this allotment is also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

The fair value of each 'in substance option' is estimated on the date of grant using the binomial option-pricing model with the following assumptions used for preference share grants made on 14 December 2005:
- Value per loan per share: $2.29;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.41% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr. Foo are shown in the table above.

The fair value of each 'in substance options' is estimated on the date of grant using the binomial option-pricing model with the following assumptions used for ordinary share grants made on 14 December 2005.
- Value per loan per share: $2.67;
- Expected volatility: 30% - based on historical volatility;
- Risk-free interest rate: 5.41% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr. Foo are shown in the table above.

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $174,087 for the 2007 financial year (2006: $123,863) for the preference share 'in substance options' and of $313,356 for the 2007 financial year (2006: $222,953) for the ordinary share 'in substance options'. Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest).

The notional adjusted equity value of Mr. Foo's 'in substance options' and the percentage of his total remuneration is detailed in Note 25.

(iv) Austereo Group Limited's Executive Share Plan and Loan Facility ("AESP")

The AESP, and the specific grant of shares to Mr. P.M. Harvie, was approved by shareholders of Austereo on 19 January 2001 and allows for the issue of up to 5% of Austereo's issued ordinary shares to executives and employees of the Austereo consolidated entity. Executive Directors of Austereo are eligible to participate in the AESP.

Offers are at the discretion of the Austereo Directors and ordinary shares are issued at the five-day weighted average price on the market prior to allotment, rounded up to the next whole cent. The shares are held directly by the Austereo executive who pays for the allotment by obtaining a loan from the Austereo consolidated entity which holds the AESP shares as security.

The shares are 'earned' at the rate of 25% per year over four years from date of grant. The loan bears interest at six cents per share per annum and the first six cents of every dividend per share is used to repay the interest accrued and 50% of the remaining dividend per share is used to repay the capital amount of the loan.

If the executive resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Austereo's Directors. In circumstances where the market value of the remaining AESP shares at the end of the six month period are less than the amount owing on the loan, then Austereo will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive.

Under AASB 2: *Share-based Payment* any allotments under the AESP are also deemed to be of 'in substance options' even though the equity instrument itself is not an option.

(v) Village Roadshow Pictures Group Long Term Incentive shadow equity plan ("VRPG LTI")

Village Roadshow Pictures Group ('VRPG'), the Company's motion picture production division, issued certain rights (called 'Performance Units') in relation to VRPG to certain senior executives of VRPG with effect from 1 November 2005, being the date of the financial restructuring by the Company of its film production interests with the Crescent Entertainment parties and the effective establishment of VRPG. Further details of this

(26) SHARE BASED PAYMENT PLANS (continued)

(b) Share based Long Term Incentive grants during the year for Key Management Personnel (continued)

transaction were set out in Note 28 of the 2005 financial statements of the Company, including the underlying transaction value for 100% of the "Hollywood" film production component of the division of US$230 million.

The Performance Units vest at the rate of 20% per annum commencing from 31 December 2006. If a Trigger Event occurs, the holder of vested Performance Units will be paid an amount in cash or, in the case of an IPO only, granted an option, subject to meeting a performance condition at the time of the Trigger Event, to purchase a specified percentage of equity in VRPG at a specified price.

A Trigger Event is defined as when substantially all of the equity in VRPG is sold or when a Liquidity Event occurs. A Liquidity Event is when the shareholders of VRPG receive a substantial amount of cash or when there is a sale of significant assets of VRPG, including should an IPO of VRPG occur. The Performance Condition that must be met is that the capital value of VRPG must have increased by 8% compound per annum from 1 November 2005 to when one of the Trigger Events occurs. If an employee of VRPG leaves before one of the events has occurred, VRPG has an option to buy back the vested Performance Units using a specified formula to determine the capital value.

There are two types of Performance Units – Category A provides for five executives in total, including Mr. G. Basser, to own Performance Rights equivalent to 5.05% of the equity of VRPG based on the capital value of VRPG at 1 November 2005 of US$230 million, and Category B is a right for one VRPG executive to own Performance Rights equivalent to 2.5% of the equity of VRPG for no consideration.

The fair value of each Category A Performance Unit right, other than for those issued to Mr. G. Basser shown above, is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used for grants made on 1 November 2005:

- Expected volatility: 40-50%;
- Exercise Price: US$230 million;
- Dividend Yield: 12% (expectation by the Company that the initial investment will be recouped in 8 years);
- Risk-free interest rate: 4.5% – zero coupon on US Government bond, converted to a continuously compounded rate;
- Expected life of options: 8 years (assuming when one of the Trigger Events will occur);
- Exchange Rate: 0.7458 as at 1 November 2005.

The resulting fair values per option for those Category A Performance Unit rights, other than Mr. Basser's which are shown in the table above, are:

Number of Options	Grant Date	Vesting Date	Fair Value
20% of 2.55% of VRPG	01-Nov-05	31-Dec-06	$180,775
20% of 2.55% of VRPG	01-Nov-05	31-Dec-07	$180,775
20% of 2.55% of VRPG	01-Nov-05	31-Dec-08	$180,775
20% of 2.55% of VRPG	01-Nov-05	31-Dec-09	$180,775
20% of 2.55% of VRPG	01-Nov-05	31-Dec-10	$180,775

The fair value of each Category B Performance Unit right is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used for grants made on 1 November 2005:

- Expected volatility: 40-50%;
- Exercise Price: nil;
- Dividend Yield: 12% (expectation by the Company that the initial investment will be recouped in 8 years);
- Risk-free interest rate: 4.5% – zero coupon on US Government bond, converted to a continuously compounded rate;
- Expected life of options: 8 years (assuming when one of the Trigger Events will occur);
- Exchange Rate: 0.7458 as at 1 November 2005.

The resulting fair values per option for those Category B Performance Unit rights are:

Number of Options	Grant Date	Vesting Date	Fair Value
20% of 2.5% of VRPG	01-Nov-05	31-Dec-06	$241,083
20% of 2.5% of VRPG	01-Nov-05	31-Dec-07	$241,083
20% of 2.5% of VRPG	01-Nov-05	31-Dec-08	$241,083
20% of 2.5% of VRPG	01-Nov-05	31-Dec-09	$241,084
20% of 2.5% of VRPG	01-Nov-05	31-Dec-10	$241,084

These Performance Unit grants have been amortised over the vesting periods resulting in an increase in employee benefits expense, based of the mid-point of the ranges of values using average US$/A$ exchange rate during the fiscal year of 0.7907 (2006: 0.7463). This amounts to a total of $221,687 for Category A for the 2007 financial year (2006: $273,487) and $368,449 for Category B for the 2007 financial year (2006: $364,727). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

The notional adjusted equity value of Mr. Basser's options and the percentage of his total remuneration is detailed in Note 25. Mr. Basser ceased to be Key Management Personnel from 30 April 2006.

(vi) Executive and Employee Option Plan ("EOP")

Dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan. The EOP is a legacy equity-linked performance plan as further allotments under the EOP were discontinued when the ESP was introduced in 1996, but existing shares and loans held by participants remain.

(vii) Holdings of Executive Directors and Senior Managers

Other than the allotments to those participants named above, there have been no allotments to Executive Directors or senior managers under any share based payment plan during the financial period.

The number of shares in the Company and in Austereo during the financial year in which the Directors and senior executives of the Company have a relevant interest, including their personally-related entities, are set out in Note 25 of the Financial Report.

(26) SHARE BASED PAYMENT PLANS (continued)

(c) Option holdings of Key Management Personnel (Consolidated)

(i) Holdings of Options over shares in Village Roadshow Limited of Key Management Personnel during the year and prior year

NAME	BALANCE AT BEGINNING OF PERIOD	GRANTED AS REMUNERATION	OPTIONS EXERCISED	NET CHANGE OTHER	BALANCE AT END OF PERIOD	VESTED AND EXERCISABLE AT THE END OF THE YEAR
30 June 2007						
Directors						
Graham W. Burke	6,000,000	–	–	–	6,000,000	6,000,000
Executives						
Nil						
30 June 2006						
Directors						
Graham W. Burke	6,000,000	–	–	–	6,000,000	6,000,000
Executives						
Nil						

Other than the 'in substance options' described in (b) above, no options are vested and unexercisable at the end of the year.

(ii) Holdings of 'In Substance Options' of Key Management Personnel in shares in Village Roadshow Limited during the year and prior year

NAME	BALANCE AT THE START OF THE YEAR		GRANTED AS REMUNERATION		ON EXERCISE OF OPTIONS	NET CHANGE OTHER		BALANCE AT THE END OF THE YEAR	
	Ord.	Pref.	Ord.	Pref.	Ord./Pref.	Ord.	Pref.	Ord.	Pref.
30 June 2007									
Directors									
Peter M. Harvie	257,400	242,900	–	–	–	–	–	257,400	242,900
Executives									
Peter E. Foo[1]	1,000,000	1,000,000	–	–	–	–	(200,000)	1,000,000	800,000
Philip S. Leggo	64,350	514,300	–	150,000	–	–	(114,300)	64,350	550,000
Julie E. Raffe	–	350,000	–	350,000	–	–	(350,000)	–	350,000
Tony N. Pane	–	450,000	–	150,000	–	–	(100,000)	–	500,000
Simon T. Phillipson	–	300,000	–	200,000	–	–	(100,000)	–	400,000
Timothy Carroll	–	200,000	–	300,000	–	–	–	–	500,000
Peter J. Davey	–	–	–	250,000	–	–	–	–	250,000
David Kindlen	–	–	–	150,000	–	–	–	–	150,000
30 June 2006									
Directors									
Peter E. Foo	–	–	1,000,000	1,000,000	–	–	–	1,000,000	1,000,000
Peter M. Harvie	257,400	242,900	–	–	–	–	–	257,400	242,900
Executives									
Philip S. Leggo	64,350	514,300	–	–	–	–	–	64,350	514,300
Julie E. Raffe	–	350,000	–	–	–	–	–	–	350,000
Gregory Basser	–	800,000	–	533,333	–	–	(533,333)	–	800,000
Tony N. Pane	–	450,000	–	–	–	–	–	–	450,000
Simon T. Phillipson	–	300,000	–	–	–	–	–	–	300,000
Timothy Carroll	–	200,000	–	–	–	–	–	–	200,000
Peter J. Davey	–	–	–	–	–	–	–	–	–

1 On 19 March 2007 Mr. P E Foo resigned as a director of the Company and was appointed Group Chief Operating Officer.

(iii) Holdings of 'In Substance Options' of Key Management Personnel in shares in Austereo Group Limited during the year and prior year

NAME	BALANCE AT THE START OF THE YEAR	GRANTED AS REMUNERATION	ON EXERCISE OF OPTIONS	NET CHANGE OTHER	BALANCE AT THE END OF THE YEAR
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
30 June 2007					
Directors					
Peter M. Harvie	1,030,001	–	–	–	1,030,001
30 June 2006					
Directors					
Peter M. Harvie	1,030,001	–	–	–	1,030,001

Notes to the Financial Statements (continued)

For the year ended 30 June 2007

(26) SHARE BASED PAYMENT PLANS (continued)

(d) 'In Substance Option' Loans to Key Management Personnel (Consolidated)

(i) Details of aggregates of 'In Substance Option' loans to Key Management Personnel are as follows:

	BALANCE AT THE START OF THE YEAR	INTEREST CHARGED	INTEREST NOT CHARGED[2]	WRITE-OFF	BALANCE AT THE END OF THE YEAR[3]	NUMBER IN GROUP AT THE END OF THE YEAR
	$	$	$	$	$	No.
Year ended 30 June 2007						
Directors[1]	8,541,360	119,077	90,746	-	3,348,044	1
Executives	4,966,969	459,033	196,283	-	12,462,416	8
Total KMP	13,508,329	578,110	287,029	-	15,810,460	9
Year ended 30 June 2006						
Directors	3,482,947	211,296	138,732	-	8,541,360	2
Executives	5,454,354	269,742	9,283	-	4,966,969	6
Total KMP	8,937,301	481,038	148,015	-	13,508,329	8

(ii) Details of individuals with 'In Substance Option' loans above $100,000 in the reporting period are as follows:

	BALANCE AT THE START OF THE YEAR	INTEREST CHARGED	INTEREST NOT CHARGED[2]	WRITE-OFF	BALANCE AT THE END OF THE YEAR[3]	HIGHEST OWING IN PERIOD
	$	$	$	$	$	$
30 June 2007						
Directors						
Peter M. Harvie	3,489,141	119,077	90,746	-	3,348,044	3,516,278
Executives						
Peter E. Foo[1]	5,052,219	160,356	137,720	-	4,224,848	5,125,342
Philip S. Leggo	1,180,491	60,563	10,606	-	1,342,463	1,679,162
Julie E. Raffe	647,779	30,714	12,737	-	1,113,384	1,775,642
Tony N. Pane	833,092	45,740	5,878	-	1,050,943	1,329,612
Simon T. Phillipson	555,386	32,894	7,924	-	963,791	1,204,509
Timothy Carroll	367,394	32,329	11,789	-	1,279,722	1,330,325
Peter J. Davey	-	10,274	10,022	-	795,274	795,274
David Kindlen	-	6,164	6,013	-	477,164	477,164
30 June 2006						
Directors						
Peter M. Harvie	3,482,947	119,077	78,647	-	3,489,141	3,539,642
Peter E. Foo	-	92,219	60,085	-	5,052,219	5,052,219
Executives						
Philip S. Leggo	1,172,445	59,705	-	-	1,180,491	1,199,783
Julie E. Raffe	648,392	35,000	-	-	647,779	660,186
Gregory Basser	1,875,983	80,037	9,283	-	1,382,827	1,902,978
Tony N. Pane	833,879	45,000	-	-	833,092	849,044
Simon T. Phillipson	555,911	30,000	-	-	555,386	566,021
Timothy Carroll	367,444	20,000	-	-	367,394	374,484

1 On 19 March 2007 Mr. P.E. Foo resigned as a director of the Company and was appointed Group Chief Operating Officer. The loan amounts above reflect the period for the full financial year.

2 Refers to aggregate net non-monetary benefit to reflect the value of the difference between the interest at the deemed arms length market interest rate and the actual interest rate charged and paid and payable on a cents per share basis on 'in substance option' loans for shares held under the Company's various executive incentive share plans. In relation to those 'in substance options' granted after 7 November 2002, the benefit thereon in effect is already included in the notional cost of the relevant share-based payments.

3 Note that, as only selected movements are required to be disclosed, the figures in these tables may not add across.

(iii) Summary of terms and conditions of 'In Substance Option' loans to Key Management Personnel

Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Senior Executive Share Plan, the first 10 cents of every preference dividend and the first 7 cents of every ordinary dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plan & Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

No write-downs or allowances for doubtful receivables have been recognised in relation to the principal amounts of any loans made to Key Management Personnel.

(26) SHARE BASED PAYMENT PLANS (continued)

(d) 'In Substance Option' Loans to Key Management Personnel (Consolidated) (continued)

(iv) Number and weighted average exercise prices ("WAEP") and movements of 'In Substance Options' of Key Management Personnel during the year (excluding the rights under the VRPG LTI, for which a WAEP is unable to be calculated)

	2007 Number	2007 WAEP - $	2006 Number	2006 WAEP - $
Outstanding at Beginning of Year	16,537,000	2.74	15,150,625	2.79
Granted during the Year	3,890,000	3.14	2,533,333	2.25
Forfeited during the Year	(365,000)	2.36	(1,061,958)	2.38
Exercised during the Year	(2,090,550)	1.85	(85,000)	1.82
Expired during the year	-	-	-	-
Outstanding at the end of the Year	17,971,450	2.94	16,537,000	2.74
Exerciseable at the end of the Year	12,391,450	2.94	13,731,667	2.88

(v) The outstanding balance as at 30 June 2007 is represented by:

Executive & Employee Option Plan: 407,550 options over ordinary shares in the Company with an exercise price of $2.63 each, and 42,900 options over preference shares in the Company with an exercise price of $1.85 each.

Executive Share Plan and Loan Facility: 7,646,000 options over preference shares in the Company with exercise prices ranging from $1.40 to $3.64.

Senior Executive Share Plan: 1,000,000 options over ordinary shares in the Company with an exercise price of $2.67 each, and 800,000 options over preference shares in the Company with an exercise price of $2.29 each.

Option Plan for Managing Director: 6,000,000 options over ordinary shares in the Company with exercise prices of $3.00, $4.00 and $5.00 each (2,000,000 options at each price), with an expiry date of 30 November 2007.

Austereo Group Limited's Executive Share Plan and Loan Facility: 2,075,000 options over ordinary shares in Austereo Group Limited with an exercise price of $1.85 each.

(27) REMUNERATION OF AUDITORS

The auditor of Village Roadshow Limited is Ernst & Young.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Aggregate remuneration received or due and receivable by Ernst & Young, directly or indirectly from the parent entity or any related entity, in connection with -				
Ernst & Young (Australia) -				
An audit or review of the financial report of the entity and any other entity in the consolidated group	1,818	1,449	230	200
Other services in relation to the entity and any other entity in the consolidated group				
- Tax	206	498	100	100
- Corporate Finance	147	65	-	-
- Assurance related (including AIFRS conversion in 2006)	505	594	200	200
	2,676	2,606	530	500
Auditors other than Ernst & Young (Australia) -				
An audit or review of the financial reports of any entity in the group	475	552	-	-
Other services in relation to the entity and any other entity in the consolidated group				
- Tax	663	784	-	-
	1,138	1,336	-	-
	3,814	3,942	530	500

(28) EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the Group since the end of the financial year.

(a) Acquisition of remaining 50% of Roadshow Distributors Pty. Ltd. group:

As advised to the Australian Securities Exchange on 15 August 2007, VRL has concluded an agreement to acquire the 50% interest held by Amalgamated Holdings Ltd. ("AHD") in the previously jointly-owned Roadshow Distributors Pty. Ltd. ("RD") group. Consideration for the purchase was $95 million net of shareholder loans owing by AHD of $34.4 million which will be repaid by VRL. The purchase price was funded out of VRL's existing cash reserves and undrawn credit facilities. Following completion of the transaction, which is effective from 25 July 2007, RD became a wholly-owned subsidiary of VRL. The allocation of the total purchase price to the additional assets and liabilities acquired is still being determined.

(b) Restructuring of Village Roadshow Pictures Group & creation of Village Roadshow Entertainment Group:

As advised to the Australian Securities Exchange on 3 September 2007, the Film Production division of the VRL group, Village Roadshow Pictures Group ("VRPG"), has signed an agreement with Concord Music Group ("Concord") to merge VRPG and Concord into a new diversified entertainment group, Village Roadshow Entertainment Group ("VREG"). VRPG and Concord will continue to operate as separate entities in the VREG group. The VRL group will own 39.9% of VREG, and cash consideration of approximately USD 47.8 million will be received at Closing which is expected around the end of October 2007, with the transaction being effective from 1 July 2007. In addition, the VRL group will be entitled to priority distributions of USD 38.25 million out of any future distributable excess cash flows of VREG. The deconsolidation of the VRPG group will result in a one-off profit after tax of between A$190 million and A$210 million, and will also result in reductions in the VRL group's total assets of around A$958 million and total liabilities of around A$1,130 million, and an increase in total equity of between A$172 million and A$192 million.

(c) Takeover Offer for Sydney Attractions Group Limited:

As advised to the Australian Securities Exchange on 11 September 2007, VRL has made a cash takeover offer of $6.01 per share for all of the shares that the VRL group does not own in Sydney Attractions Group Limited ("SAQ"). The VRL group currently owns 19.96% of the shares in SAQ, and if the total outstanding balance is acquired at the intended offer price, the total cost to the VRL group will be $111.3 million.

(29) INTERESTS IN JOINTLY CONTROLLED OPERATIONS

Interests in jointly controlled continuing operations:

Names and principal activities of jointly controlled operations, the percentage interest held by entities in the Group and the contributions of those jointly controlled operations to results after tax –

			CONTRIBUTIONS TO OPERATING PROFIT AFTER TAX	
Name	Principal Activity	% Interest Held 2007	2007 $'000	2006 $'000
Adelaide Nova/Palace	Cinema operator	-	-	13
Australian Theatres	Multiplex cinema operators	50.00%	15,469	16,111
Browns Plains Multiplex Cinemas	Multiplex cinema operators	33.33%	95	50
Carlton Nova/Palace	Cinema operator	25.00%	477	471
Castle Towers Multiplex Cinemas	Multiplex cinema operators	33.33%	765	1,011
Geelong Cinema	Cinema operator	50.00%	227	152
Jam Factory Cinema	Cinema operator	50.00%	(301)	(300)
Jam Factory Shopping Centre	Non-operating	-	22	92
Luna/Palace Cinema	Cinema operator	-	-	100
Morwell Multiplex Cinemas	Cinema operator	75.00%	325	305
Movieline	Cinema ticket seller	33.33%	-	-
Mt. Gravatt Multiplex Cinemas	Cinema operator	33.33%	913	776
Parramatta Cinemas	Cinema operator	50.00%	-	61
Village/GUO/BCC Cinemas	Cinema operator	50.00%	1,644	1,612
Village/Sali Cinemas Bendigo	Cinema operator	50.00%	523	489
Village Anderson Cinemas	Cinema operator	50.00%	789	921
Village Palace Cinemas	Cinema operator	-	-	(894)
Village Warrnambool Cinemas	Cinema operators	50.00%	123	172
Movie World Holdings	Theme park, Queensland	-	-	3,853
			21,071	24,995

There were no impairment losses in the jointly controlled operations.

	CONSOLIDATED	
	2007 $'000	2006 $'000
Aggregate share of assets in jointly controlled continuing operations –		
Current assets:		
Cash	7,133	13,599
Receivables	3,719	5,980
Inventories	1,010	1,127
Other	20	404
Non-current assets:		
Property, plant & equipment	82,073	127,529
Receivables	14,987	19,205
Other	99	551
	109,041	168,395

(30) SEGMENT REPORTING

(a) Reporting by business segments[1,2] (Notes: refer page 94)

	THEME PARKS		CINEMA EXHIBITION		RADIO		FILM DISTRIBUTION		FILM PRODUCTION		OTHER		TOTAL	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Amounts including material items of income and expense & discontinued operations														
Total segment revenue - continuing	254,811	14,081	285,158	282,954	250,539	235,022	-	-	668,986	928,930	43,917	47,612	1,503,411	1,508,599
Result:														
Segment results - continuing	55,290	(458)	13,515	3,379	79,245	68,038	222	(222)	32,576	22,744	(161,463)	(115,619)	19,385	(22,138)
Equity accounted net profit (loss) - continuing	-	3,301	4,205	4,143	1,549	2,061	15,112	16,884	-	-	391	(296)	21,257	26,093
Profit (loss) before tax - continuing													40,642	3,955
Income tax revenue (expense) - continuing													9,951	(9,640)
Profit (loss) after tax from continuing operations													50,593	(5,685)
Profit (loss) after tax from discontinued operations													15,622	(20,844)
Net profit (loss) for the period													66,215	(26,529)
Profit attributed to minority interest													21,136	14,163
Net profit attributable to members													45,079	(40,692)
Depreciation and amortisation expense - continuing	22,875	4,403	20,436	19,876	7,236	6,900	-	-	169,305	278,408	2,486	3,205	222,338	312,792
Non-cash expenses other than depreciation - continuing	(365)	4,917	8,020	(7,754)	337	663	-	-	928	(2)	(9,525)	11,141	(605)	8,965
Segment assets	577,050	64,044	255,230	346,340	548,883	542,836	68,226	58,024	960,040	864,963	382,748	350,230	2,792,177	2,226,437
Segment liabilities	36,916	859	62,275	65,151	56,759	60,878	43,619	32,279	108,024	44,735	1,898,833	1,442,152	2,206,426	1,646,054
Equity-accounted investments included in segment assets	-	19,828	10,150	9,025	4,918	6,196	68,226	58,024	-	-	(50)	(248)	83,244	92,825
Acquisition of property, plant & equipment and intangible assets (excluding film library acquisitions - refer Note 9)	19,936	22,339	14,968	78,962	14,839	9,745	-	-	68	1,956	3,436	5,812	53,247	118,814
Amounts excluding material items of income and expense & discontinued operations														
Total segment revenue	254,811	14,081	285,158	282,954	250,539	235,022	-	-	668,986	928,930	43,917	47,612	1,503,411	1,508,599
Segment result	60,189	4,453	13,515	3,379	79,245	68,038	222	(222)	28,976	61,769	(154,682)	(109,838)	27,465	27,579
Share of associates net profit (loss)	-	3,301	4,205	4,143	1,549	2,061	15,112	16,884	-	-	391	(296)	21,257	26,093
Profit (loss) before tax													48,722	53,672
Income tax revenue (expense)													9,604	(21,947)
Net profit													58,326	31,725
Profit attributed to minority interest													21,136	14,163
Net profit attributable to members													37,190	17,562

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(30) SEGMENT REPORTING (continued)

(b) Reporting by geographic segments[2]

	AUSTRALIA		USA		BRITISH VIRGIN ISLANDS		NEW ZEALAND		ASIA		EUROPE		UNALLOCATED		TOTAL	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Amounts including material items of income and expense & discontinued operations																
Total segment revenue - continuing	664,397	389,362	-	-	699,239	992,459	-	-	2,330	2,146	126,498	109,793	10,947	14,839	1,503,411	1,508,599
Equity accounted net profit (loss)	16,846	22,682	(759)	-	-	-	-	-	3,404	4,034	1,766	(623)	-	-	21,257	26,093
Segment assets	1,418,468	862,200	1,663	1,629	912,497	851,138	19,346	738	6,729	24,121	119,456	200,927	314,018	285,684	2,792,177	2,226,437
Equity-accounted investments included in segment assets	79,137	91,503	642	-	-	-	-	-	1,915	686	1,550	636	-	-	83,244	92,825
Acquisition of property, plant & equipment and intangible assets (excluding film library acquisitions - refer Note 9)	44,624	58,866	60	261	-	1,648	-	-	-	-	8,563	48,813	-	9,226	53,247	118,814
Amounts excluding material items of income and expense & discontinued operations																
Revenue from external customers	664,397	389,362	-	-	699,239	992,459	-	-	2,330	2,146	126,498	109,793	10,947	14,839	1,503,411	1,508,599
Equity accounted net profit (loss)	16,846	22,682	(759)	-	-	-	-	-	3,404	4,034	1,766	(623)	-	-	21,257	26,093

Notes (for business and geographic segment reporting):

1 Description of Business Segments:
Theme Parks: Theme park operations.
Cinema Exhibition: Cinema exhibition operations.
Radio: FM radio operations.
Film Distribution: Film, DVD & video distribution operations.
Film Production: Film production operations.

2 For primary segment reporting purposes, Leisure and Singapore Distribution business unit results are combined with Cinema Exhibition, the Australian and New Zealand Distribution results are separately reported as Film Distribution and the Greece Distribution business unit results are included with the unallocated amounts.

The definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary business segments or secondary geographic segments, and transactions excluded from the segment definitions. The exclusions from segment definitions are mainly comprised of interest revenue & profit on disposal of assets (excluded from Segment Revenue), interest revenue & expense, & profit/loss on disposal of assets (excluded from Segment Result), cash, investments which are not equity accounted, loans receivable (other than loans to associates) & tax assets (excluded from Segment Assets) and borrowings, loans payable (other than loans from associates) and tax liabilities (excluded from Segment Liabilities).

(31) DISCONTINUED OPERATIONS

During the year ended 30 June 2007, the economic entity discontinued the cinema operations in Italy as a result of sale. The economic entity also continued to wind down the operations which were discontinued in prior periods, and it is noted that final residual matters in relation to Germany and Austria were completed during the year, and instalments of sale proceeds were received during the year relating to the sale of New Zealand/Fiji cinema operations. The cinema operations of Germany, Austria and New Zealand/Fiji were classified as discontinued operations in previous financial years. The results of discontinued cinema operations are included in the Cinema Exhibition business segment. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	NZ & FIJI	GERMANY	AUSTRIA	ITALY	TOTAL CINEMA EXHIBITION	TOTAL GROUP
	2007 $'000	2007 $'000	2007 $'000	2007 $'000	2007 $'000	2007 $'000
(i) Income Statement Information						
Revenues (including total Segment Revenues of $2.890 million)	1,815	-	2,890	-	4,705	4,705
Other income	1,948	762	336	6,937	9,983	9,983
Share of net profits (losses) of associates	-	-	-	8,207	8,207	8,207
Finance costs	-	-	-	-	-	-
Expenses excluding finance costs	-	368	4,705	908	5,981	5,981
Profit (loss) from discontinued operations before tax	3,763	394	(1,479)	14,236	16,914	16,914
Income tax (revenue) expense	-	-	(2)	1,294	1,292	1,292
Profit (loss) from discontinued operations after tax	3,763	394	(1,477)	12,942	15,622	15,622
(ii) Cash flow Information						
The consolidated net cash flows of the discontinued operation during the reporting period were as follows:						
Net operating cash flows	-	(481)	2,331	-	1,850	1,850
Net investing cash flows	28,789	-	-	63,963	92,752	92,752
Net financing cash flows	-	-	-	(19,539)	(19,539)	(19,539)
Total net cash flows	28,789	(481)	2,331	44,424	75,063	75,063
(iii) Balance Sheet/Other Information						
Assets – carrying amount at balance date	-	222	232	-	454	454
Liabilities at balance date	-	519	784	-	1,303	1,303
Net assets (liabilities) at balance date	-	(297)	(552)	-	(849)	(849)
Consideration received or receivable						
Cash and cash equivalents consideration	-	-	-	63,963	63,963	63,963
Present value of deferred sales proceeds	-	-	-	-	-	-
Total disposal consideration	-	-	-	63,963	63,963	63,963
Net assets disposed of	-	-	-	49,727	49,727	49,727
Gain (Loss) on disposal of net assets before income tax	-	-	-	14,236	14,236	14,236
Tax expense (credit) relating to disposal of net assets	-	-	-	1,294	1,294	1,294
Gain (Loss) on disposal of net assets after income tax	-	-	-	12,942	12,942	12,942
The proceeds on sale exceeded the book value of the related net assets and accordingly no impairment losses were recognised on the reclassification of these operations as held for sale.						
(iv) Net cash inflow on disposal						
Cash and cash equivalents consideration	-	-	-	63,963	63,963	63,963
Less cash and cash equivalents balance disposed of	-	-	-	-	-	-
Reflected in the cash flow statement	-	-	-	63,963	63,963	63,963
(v) Earnings per share (cents per share)						
– Basic and diluted from discontinued operations						10.44
(vi) Expenditure commitments:						
Operating leases – minimum lease payments						-
Other expenditure commitments						-

(vii) Assets Held For Sale and Associated Liabilities:

In addition to total assets and liabilities for discontinued operations shown above, additional European Cinema Exhibition assets held for sale of $32.831 million and associated liabilities of $6.127 million are included in the consolidated balance sheet as "Held for Sale". Subsequent to 30 June 2007, these assets and liabilities have been disposed of.

(viii) Parent entity discontinued disclosures:

Following the sale of the majority of the Cinema Exhibition international operations, which used to be owned directly or indirectly by Village Cinemas International Pty. Ltd. ("VCI"), as at 30 June 2007 that entity has been determined to be a discontinued operation. As a result, the investment held by VRL in VCI of $225.0 million has been fully impaired, and VRL has no remaining net carrying value in VCI as at 30 June 2007.

Notes to the Financial Statements (continued)

For the year ended 30 June 2007

(31) DISCONTINUED OPERATIONS (continued)

	NZ & FIJI	UK	GERMANY	AUSTRIA	ARGENTINA	ITALY	TOTAL CINEMA EXHIBITION	TOTAL GROUP
	2006 $'000	2006 $'000	2006 $'000	2006 $'000	2006 $'000	2006 $'000	2006 $'000	2006 $'000
(i) Income Statement Information								
Revenues (including total Segment Revenues of $66.885 million)	27,356	27,582	-	12,124	-	2,115	69,177	69,177
Other income	16,545	321	727	234	5,361	-	23,188	23,188
Share of net profits (losses) of associates	(1,075)	-	-	-	-	(588)	(1,663)	(1,663)
Finance costs	-	-	-	-	-	-	-	-
Expenses excluding finance costs	25,474	75,159	2,594	16,945	-	4,571	124,743	124,743
Profit (loss) from discontinued operations before tax	17,352	(47,256)	(1,867)	(4,587)	5,361	(3,044)	(34,041)	(34,041)
Income tax (revenue) expense	100	(13,297)	-	-	-	-	(13,197)	(13,197)
Profit (loss) from discontinued operations after tax	17,252	(33,959)	(1,867)	(4,587)	5,361	(3,044)	(20,844)	(20,844)
(ii) Cash flow Information								
The consolidated net cash flows of the discontinued operation during the reporting period were as follows:								
Net operating cash flows	2,752	(4,656)	(1,554)	(2,350)	-	2,115	(3,693)	(3,693)
Net investing cash flows	(4,771)	(32,108)	-	-	5,361	-	(31,518)	(31,518)
Net financing cash flows	-	(8,088)	-	-	-	4,193	(3,895)	(3,895)
Total net cash flows	(2,019)	(44,852)	(1,554)	(2,350)	5,361	6,308	(39,106)	(39,106)
(iii) Balance Sheet/Other Information								
Assets – carrying amount at balance date	-	1,686	882	1,477	-	38,511	42,556	42,556
Liabilities at balance date	-	9,023	9,301	1,219	-	-	19,543	19,543
Net assets (liabilities) at balance date	-	(7,337)	(8,419)	258	-	38,511	23,013	23,013
Consideration received or receivable								
Cash and cash equivalents consideration	-	(32,108)	-	-	5,361	-	(26,747)	(26,747)
Present value of deferred sales proceeds	41,827	-	-	-	-	-	41,827	41,827
Total disposal consideration	41,827	(32,108)	-	-	5,361	-	15,080	15,080
Net assets disposed of	28,040	11,133	-	-	-	-	39,173	39,173
Gain (Loss) on disposal of net assets before income tax	13,787	(43,241)	-	-	5,361	-	(24,093)	(24,093)
Tax expense (credit) relating to disposal of net assets	100	(13,297)	-	-	-	-	(13,197)	(13,197)
Gain (Loss) on disposal of net assets after income tax	13,687	(29,944)	-	-	5,361	-	(10,896)	(10,896)
With the exception of the United Kingdom cinema operations, the proceeds on sale exceeded the book value of the related net assets and accordingly no impairment losses were recognised on the reclassification of these operations as held for sale.								
(iv) Net cash inflow on disposal								
Cash and cash equivalents consideration	-	(32,108)	-	-	5,361	-	(26,747)	(26,747)
Less cash and cash equivalents balance disposed of	(1,080)	-	-	-	-	-	(1,080)	(1,080)
Reflected in the cash flow statement	(1,080)	(32,108)	-	-	5,361	-	(27,827)	(27,827)
(v) Earnings per share (cents per share)								
– Basic and diluted from discontinued operations								(13.04)
(vi) Expenditure commitments:								
Operating leases - minimum lease payments								
Payable within 1 year								15,991
Payable between 1 and 5 years								62,121
Payable after 5 years								120,334
								198,446
Other expenditure commitments								
Payable within 1 year								-

(32) BUSINESS COMBINATIONS

Acquisition of Australian Theme Parks interests

As detailed in Note 28 of the Company's 30 June 2006 financial report, the VRL group acquired all of Warner Bros. interests in the previously jointly owned Australian Theme Parks for a payment of $254.6 million. The transaction, which was effective on 3 July 2006, has resulted in the VRL group acquiring the companies which hold those interests and Warner Bros.' share of associated bank debt ($64.5 million). The acquisition was funded by a drawdown on the VRL group bank facilities and from existing cash reserves. As a result of this transaction, the VRL group now owns 100% of:

- Warner Bros. Movie World
- Sea World
- Wet 'n' Wild Water World
- Australian Outback Spectacular
- Paradise Country
- Warner Roadshow Studios

As part of the above transaction, the VRL group also moved to a 50% ultimate ownership interest in the Sea World Nara Hotel, and subsequently (effective 30 September 2006), the VRL group also purchased the remaining 50% of shares in Sea World Nara for $20.2 million plus the assumption of debt of approximately $5.5 million.

As part of the initial acquisition, the Company has indirectly acquired the remaining 50% interests in Warner Village Theme Parks Partnership and W.V. Entertainment Pty Ltd by way of its acquisitions of the 100% shareholdings in WW Australia Pty Ltd. and WSW Operations Pty Ltd.

	CONSOLIDATED	
	Recognised on acquisition $'000	Values before acquisition $'000
Cash and cash equivalents	5,721	5,721
Receivables	15,557	15,557
Property, plant and equipment	199,233	142,584
Intangible assets (including brand names recognised)	16,675	835
Other assets	6,929	6,929
	244,115	171,626
Payables	(22,042)	(22,042)
Borrowings	(68,585)	(68,972)
Other liabilities	(7,639)	(7,639)
Net deferred tax liabilities	(5,211)	-
	(103,477)	(98,653)
Fair value of identifiable net assets	140,638	72,973
Goodwill arising on acquisition	136,813	
	277,451	
Cost of combination:		
Cash paid	274,778	
Costs associated with the acquisition	2,673	
	277,451	
The net outflow on acquisition is as follows:		
Net cash acquired with the subsidiary	5,721	
Cash Paid	277,451	
Net Cash outflow	271,730	

From the date of acquisition, the Australian Theme Parks division has contributed $32.8 million to the net profit of the Group. If the combination had taken place at the beginning of the year, the profit from continuing operations for the Group would have been $33.3 million and revenue from continuing operations would have been $255.8 million

(33) FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Group's principal financial instruments, other than derivatives, comprise bank loans and overdrafts, convertible notes, finance leases and hire purchase contracts, and cash and short-term deposits.

The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The Group also enters into derivative transactions, including principally interest rate swaps. The purpose is to manage the interest rate risks arising from the Group's sources of finance. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk, liquidity risk and credit risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

Details of significant accounting policies and methods adopted, including criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements.

Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long term debt obligations with a floating interest rate.

The Group enters into interest rate swap or cap agreements ("interest rate derivatives") that are used to convert the variable interest rates attached to various of its specific facilities into fixed interest rates, or to limit interest rate exposure. The interest rate derivatives are entered into with the objective of ensuring that earnings are not subject to wide fluctuations caused by fluctuating interest commitments and ensuring compliance with loan covenants.

At balance date, various entities within the Group had entered into interest rate derivatives covering debts totalling $1,127 million (2006: $931.5 million). These interest rate derivatives covered approximately 66% (2006: 77%) of total borrowings of the Group drawn down at balance date. The majority of the interest rate derivatives mature in 2013 to 2015.

Foreign currency risk

As a result of the Film Production division's significant assets and liabilities denominated in USD, the Group's gross assets and liabilities can be significantly affected by movements in the USD/AUD exchange rate, however the impact on net assets is minimised due to the majority of this division's transactions and balances being denominated in USD.

(33) FINANCIAL INSTRUMENTS (continued)

(a) Financial risk management objectives and policies (continued)

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit's functional currency.

The Group requires all of its divisions to use forward currency contracts to eliminate the currency exposure on any individual transactions in excess of A$0.5 million, which are required to be taken out immediately when a firm commitment has occurred. The forward currency contracts must be in the same currency as the hedged item. It is the Group's policy not to enter into forward contracts until a firm commitment is in place.

It is the Group's policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximise hedge effectiveness.

Commodity price risk
The Group's exposure to price risk is minimal.

Credit risk
The Group trades only with recognised, creditworthy third parties. As the Group only trades with recognised third parties, there is no requirement for collateral.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

Credit risk in trade receivables is managed in the following ways:
- payment terms are generally 30 days;
- a risk assessment process is used for customers over $50,000.

The Group's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet. The maximum credit risk exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group's maximum credit risk exposure in relation to these is as follows:

Concentrations of credit risk:
The majority of the value of the Film Production segment's trade debtors are with one entity, which is located in the United Kingdom. This trade accounts receivable amount is guaranteed by a substantial wholly-owned subsidiary of the United Kingdom entity's parent company. That parent entity is listed on the New York Stock Exchange, and there are a large number of underlying customers which make up this trade accounts receivable amount within the Film Production segment, which are located in a large number of countries.

In relation to the remaining segments, the Company minimises concentrations of credit risk in relation to trade accounts receivable by undertaking transactions with a large number of customers within the specified industries. The customers in the remaining segments are mainly concentrated in Australia. Refer also to Note 30 – Segment reporting. Concentrations of credit risk on trade accounts receivable arise in the following industries:

MAXIMUM CREDIT RISK EXPOSURE FOR EACH CONCENTRATION	PERCENTAGE OF TOTAL TRADE DEBTORS		CONSOLIDATED TOTAL BALANCE	
INDUSTRY SEGMENT:	2007 %	2006 %	2007 $'000	2006 $'000
Cinema Exhibition	8	36	18,471	80,911
Theme parks	4	–	9,767	992
Radio	23	20	53,977	46,594
Film Production	55	38	130,172	86,846
Film Distribution	–	–	–	–
Other	10	6	23,504	12,568
	100	100	235,891	227,911

Liquidity Risk
The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans, convertible notes, preference shares, finance leases and hire purchase contracts.

(b) Terms, conditions and accounting policies

The Group's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at balance date, are as follows:

Recognised Financial Instruments

(i) Financial assets

Receivables – trade debtors:
Trade debtors are carried at nominal amounts due less any allowance for doubtful debts. An allowance for doubtful debts is recognised when there is objective evidence that the Group will not be able to collect the debt. Credit sales are normally settled on 30 - 90 day terms.

Receivables – associated entities and other advances:
Amounts (other than trade debts) receivable from associated entities and for other advances are carried at nominal amounts due. Interest, when charged, is recognised in the Income Statement on an accrual basis. There are no fixed settlement terms.

Unsecured advances:
Unsecured advances are shown at cost. Interest, when charged, is recognised in the Income Statement on an accrual basis. There are no fixed settlement terms.

Available for sale investments:
Available for sale investments are shown at fair value.

(ii) Financial liabilities

Trade and sundry creditors:
Creditors are recognised at amounts to be paid in the future for goods and services already received, whether or not billed to the Group. They are non-interest bearing and are normally settled on 30 day terms.

Accounts payable – associated and other entities:
Amounts owing to associated and other entities are carried at the principal amount. Interest, when charged, is recognised in the Income Statement on an accruals basis. There are no fixed settlement terms.

Secured and unsecured borrowings:
All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the liabilities are de-recognised. Interest is recognised in the Income Statement on an accrual basis. Bank loans are repayable either monthly, quarterly, bi-annually, annually or at expiry with terms ranging from less than one year to greater than five years. While interest is charged either at the bank's floating rate or at a contracted rate above the Australian dollar BBSY rate, certain borrowings are subject to interest rate swaps. Refer interest rate swaps section below.

Details of security over bank loans is set out in Note 16.

Convertible Notes:
Refer Note 16 for details in relation to convertible notes issued by the parent entity.

Finance lease liabilities:
Finance lease liabilities are accounted for in accordance with AASB 117: *Leases*. As at balance date, the Group had finance leases with an average lease term of 2 years. The average discount rate implicit in the leases is 6.82% p.a.

(33) FINANCIAL INSTRUMENTS (continued)

(b) Terms, conditions and accounting policies (continued)

Interest rate swaps:

At balance date, the Group had interest rate swap agreements in place designated as hedges of future interest expense. Such agreements are being used to hedge the cash flow interest rate risk of long-term debt obligations with a floating interest rate.

Interest rate caps:

At balance date, the Group had an interest rate cap agreement in place. This agreement is being used to assist in hedging the cash flow interest rate risk of long-term debt obligations with a floating interest rate.

The interest rate swaps have the same critical terms as the long-term debt obligations. The interest rate cap has been based on the long-term debt obligations, but exceeds the estimated drawn balances of the long-term debt.

(iii) Equity

Ordinary shares:

From 1 July 1998, ordinary share capital has been increased based on the proceeds received from shares issued (less direct share issue costs), and decreased based on the buyback cost (including direct buyback costs). Prior to that date, ordinary share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over ordinary shares at balance date are set out in Note 19.

Preference shares:

From 1 July 1998, preference share capital has been increased based on the proceeds received from shares issued (less direct share issue costs), and decreased based on the buyback cost (including direct buyback costs). Prior to that date, preference share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over preference shares at balance date are set out in Note 19.

(33) FINANCIAL INSTRUMENTS (continued)

(c) Interest rate risk

The following table sets out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

	FLOATING INTEREST RATE		FIXED INTEREST RATE MATURING IN: 1 YEAR OR LESS		OVER 1 YEAR TO 5 YEARS		MORE THAN 5 YEARS		NON-INTEREST BEARING		TOTAL CARRYING AMOUNT AS PER BALANCE SHEET		WEIGHTED AVERAGE EFFECTIVE INTEREST RATE	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 %	2006 %
CONSOLIDATED														
(i) Financial assets														
Cash	169,680	176,205	-	-	-	-	-	-	-	-	169,680	176,205	5.67%	4.94%
Receivables – trade debtors	-	-	-	-	-	-	-	-	235,891	227,911	235,891	227,911	N/A	N/A
Receivables – associated entities and other advances	-	-	-	-	-	-	-	-	50,327	28,400	50,327	28,400	N/A	N/A
Unsecured advances	-	-	-	-	-	-	-	-	9,326	5,857	9,326	5,857	N/A	N/A
Available for sale investments	-	-	-	-	-	-	-	-	24,040	24,821	24,040	24,821	N/A	N/A
Derivatives – interest rate	-	-	-	221	6,038	32,047	24,526	12,892	-	-	30,564	45,160	5.59%	5.33%
Security deposits	-	-	-	-	-	-	-	-	2,559	2,777	2,559	2,777	N/A	N/A
Total financial assets	169,680	176,205	-	221	6,038	32,047	24,526	12,892	322,143	289,766	522,387	511,131		
(ii) Financial liabilities														
Trade and sundry creditors	-	-	-	-	-	-	-	-	255,463	186,931	255,463	186,931	N/A	N/A
Accounts payable – associated and other entities	-	-	-	-	-	-	-	-	49,679	37,393	49,679	37,393	N/A	N/A
Secured and unsecured borrowings[1]	408,205	126,450	518,204	322,111	771,418	765,902	-	-	-	-	1,697,827	1,214,463	5.77%	6.93%
Convertible notes	-	-	3,126	-	-	26,430	-	-	-	-	3,126	26,430	6.50%	6.50%
Finance lease liabilities	-	-	671	2,882	231	1,493	-	-	-	-	902	4,375	6.82%	6.82%
Derivatives – interest rate	-	-	-	-	1,748	39	-	-	-	-	1,748	39	5.58%	5.98%
Total financial liabilities	408,205	126,450	522,001	324,993	773,397	793,864	-	-	305,142	224,324	2,008,745	1,469,631		
PARENT														
(i) Financial assets														
Cash	15	25	-	-	-	-	-	-	-	-	15	25	2.85%	2.10%
Receivables – trade debtors	-	-	-	-	-	-	-	-	1,355	1,001	1,355	1,001	N/A	N/A
Receivables – associated entities and other advances	-	-	-	-	-	-	-	-	292,337	369,934	292,337	369,934	N/A	N/A
Available for sale investments	-	-	-	-	-	-	-	-	16	16	16	16	N/A	N/A
Total financial assets	15	25	-	-	-	-	-	-	293,708	370,951	293,723	370,976		
(ii) Financial liabilities														
Trade and sundry creditors	-	-	-	-	-	-	-	-	8,836	7,036	8,836	7,036	N/A	N/A
Accounts payable – associated and other entities	-	-	-	-	-	-	-	-	34,161	22,599	34,161	22,599	N/A	N/A
Convertible notes	-	-	3,126	-	-	26,430	-	-	-	-	3,126	26,430	6.50%	6.50%
Finance lease liabilities	-	-	110	1,025	110	220	-	-	-	-	220	1,245	6.35%	6.35%
Total financial liabilities	-	-	3,236	1,025	110	26,650	-	-	42,997	29,635	46,343	57,310		

N/A – not applicable for non-interest bearing financial instruments.

1 The majority of the economic entity's debt subject to a fixed interest rate is split between an interest rate swap and an interest rate cap. The floating market rate is applied to that proportion of the debt covered by the interest rate cap where it is less than the cap rate.

(33) FINANCIAL INSTRUMENTS (continued)

(d) Fair values

Set out below is a comparison by category of carrying amounts and fair values of all of the Group's financial instruments recognised in the financial statements, excluding those classified under discontinued operations.

	TOTAL CARRYING AMOUNT AS PER BALANCE SHEET		AGGREGATE NET FAIR VALUE	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
CONSOLIDATED				
Financial assets:				
Cash	169,680	176,205	169,680	176,205
Receivables – trade debtors	235,891	227,911	235,891	227,911
Receivables – associated entities and other advances	50,327	28,400	43,070	24,305
Unsecured advances	9,326	5,857	8,848	5,557
Available for sale investments	24,040	24,821	24,040	24,821
Derivatives	30,564	45,160	30,564	45,160
Security Deposits	2,559	2,777	2,559	2,777
Total financial assets	522,387	511,131	514,652	506,736
Financial liabilities:				
Trade and sundry creditors	255,463	186,931	255,463	186,931
Accounts payable – associated and other entities	49,679	37,393	49,679	37,393
Secured and unsecured borrowings	1,697,827	1,214,463	1,523,806	1,094,077
Convertible notes	3,126	26,430	3,126	24,817
Finance lease liabilities	902	4,375	852	4,166
Derivatives	1,748	39	1,748	39
Total financial liabilities	2,008,745	1,469,631	1,834,674	1,347,423
PARENT ENTITY				
Financial assets:				
Cash	15	25	15	25
Receivables – trade debtors	1,355	1,001	1,355	1,001
Receivables – associated entities and other advances	292,337	369,934	250,184	316,592
Available for sale investments	16	16	16	16
Total financial assets	293,723	370,976	251,570	317,634
Financial liabilities:				
Trade and sundry creditors	8,836	7,036	8,836	7,036
Accounts payable – associated and other entities	34,161	22,599	34,161	22,599
Convertible notes	3,126	26,430	3,126	24,817
Finance lease liabilities	220	1,245	213	1,231
Total financial liabilities	46,343	57,310	46,336	55,683

Receivables from associated entities and other advances, secured advances and security deposits, are carried in excess of their net fair value. The Directors have decided not to write down these amounts since they expect to recover their full face values.

The following methods and assumptions are used to determine the fair values of financial assets and liabilities:

Cash, cash equivalents and short-term deposits:
The carrying amount approximates fair value because of short-term maturity.

Receivables and accounts payable – current:
The carrying amount approximates fair value because of short-term maturity.

Receivables – non current:
The fair values of non current receivables are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of arrangements.

Borrowings – current:
The carrying amount approximates fair value because of short-term maturity.

Borrowings – non current:
The fair values of non current borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of arrangements.

Convertible notes:
The fair value of the liability portion of the convertible notes is estimated using an equivalent market interest rate for a similar convertible bond.

Interest rate swaps:
The fair values of interest rate swap contracts is determined as the difference in present value of the future interest cash flows.

Notes to the Financial Statements (continued)

For the year ended 30 June 2007

(34) NON-KEY MANAGEMENT PERSONNEL RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the financial year and were conducted on normal commercial terms and conditions unless otherwise stated:

(a) Immediate Parent Entity

The Company's immediate parent entity is Village Roadshow Corporation Pty. Limited which is incorporated in Australia. The Company's ultimate parent entity is Positive Investments Pty. Limited which is incorporated in Australia.

(b) Subsidiaries:

The Company and Austereo Group Limited ("Austereo") entered into an intercompany agreement in 2001 for the provision of corporate services that maintains the relationship between the Company and Austereo in a manner that is consistent in all material respects with past practices. The results of the parent entity for the period include an amount of $250,000 (2006: $250,000) received by the Company in respect of this agreement.

During the financial year, Austereo recorded sales revenue of $664,000 (2006: $572,000) from the Village Roadshow Ltd. group and a further $1,812,500 (2006: $1,858,000) from the Roadshow Distributors Pty. Ltd. group (included in Sales revenue disclosures for associated entities below).

(c) Associated entities:

Revenues and expenses

The following transactions with associated entities were included in the determination of the operating profit before tax for the year (material amounts have been separately identified):

	CONSOLIDATED	
	2007 $'000	2006 $'000
Dividend and trust distribution revenue:		
Sea World Property Trust	-	13,667
Roadshow Distributors Pty. Ltd.	5,000	9,000
Other	1	506
	5,001	23,173
Management & service fee revenue		
Roadshow Distributors Pty. Ltd.	7,714	5,751
Radio Newcastle Pty. Ltd.	850	-
Other	385	607
	8,949	6,358
Interest revenue[1]	988	2,133
Commissions & fee revenue	17	11
Sales revenue	1,812	1,858
Borrowing costs paid	1,562	838
Management fees paid	24	10

[1] Refer Note 33 for interest rate risk on loans to associated entities.

Directors' Declaration

In accordance with a resolution of the Directors of Village Roadshow Limited, I state that:

(1) In the opinion of the Directors –

(a) the financial statements and notes of the Company and of the Consolidated Entity are in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and *Corporations Regulations 2001*; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the *Corporations Act 2001* for the financial period ended 30 June 2007.

On behalf of the Board

G.W. Burke
Director

Melbourne, 20 September 2007

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF VILLAGE ROADSHOW LIMITED

We have audited the accompanying financial report of Village Roadshow Limited (the company), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration set out on pages 38 to 103 for the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state that the financial report, comprising the consolidated financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion

In our opinion:

1. the financial report of Village Roadshow Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the financial position of Village Roadshow Limited and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.
2. the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Ernst & Young

Ernst & Young

D R McGregor
Partner

Melbourne
20 September 2007

Liability limited by a scheme approved under Professional Standards Legislation.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

CONTENTS

Extract of Results: Film Production Exploitation

INCOME STATEMENT

	2007 $A'000	2006 $A'000
Revenue from sale and exploitation of film productions (Note 1)	641,093	903,065
Expenses:		
Amortisation of film production costs (Note 2)	(168,508)	(277,521)
Other film expenses (Note 3)	(448,417)	(562,689)
Amortisation of capitalised borrowing costs (Note 4)	(61,676)	(60,822)
Amortisation of capitalised hedge borrowing costs (Note 5)	(6,618)	5,583
Other	(937)	(1,619)
Net profit (loss) from film exploitation	(45,063)	5,997

BALANCE SHEET

	2007 $A'000	2006 $A'000
Current assets		
Film library	418,266	235,314
Working capital	171,469	107,703
Non-current assets		
Film library	340,707	473,025
Current liabilities		
Secured borrowings	418,266	235,314
Working capital	98,628	105,372
Non-current liabilities		
Secured borrowings	444,695	507,347

CASH FLOW STATEMENT

	2007 $A'000	2006 $A'000
Net Operating Cash Flows:		
Receipts from customers	575,406	1,009,102
Payments to suppliers and employees (Note 6)	(517,227)	(832,361)
Interest and other costs of finance paid	(56,290)	(57,577)
Net Financing Cash Flows:		
Proceeds from secured borrowings	552,354	526,177
Repayment of secured borrowings	(324,234)	(591,117)

Note 1: Sales Revenue consists of film hire revenue from box office attendances in addition to exploitation revenue from video/DVD and television. Excluded from this analysis are non-studio producer and overhead fees which have been eliminated on consolidation.

Note 2: Film production costs are capitalised in the Balance Sheet and amortised in accordance with the measurement requirements of AASB 111: *Construction Contracts*. The progressive amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be amortised immediately. Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

Note 3: Other film costs include prints and advertising expenses, sub-distribution fees, participations and residuals, studio participations and other direct film costs.

Note 4: The amortisation of capitalised borrowing costs is included in the film exploitation profit calculation as a contract cost.

Note 5: Fair value movements of derivatives directly attributable to the film portfolio are treated as borrowing costs and are included in the film exploitation profit calculations. The balance of the fair value movements of interest rate derivatives which are not treated as borrowing costs, and which do not qualify as effective cash flow hedges, are taken directly to net profit or loss for the year.

Note 6: Includes film acquisition costs of $320.6 million (2006 $260.3 million).

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

RECONCILIATION OF SEGMENT RESULT AND REPORTED EBITDA ANALYSIS FROM CONTINUING OPERATIONS (EXCLUDING MATERIAL ITEMS OF INCOME & EXPENSE)

	SEGMENT RESULT [1]		OPERATING RESULT [1]		REPORTED EBITDA [2]	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Segment result, Operating result & Reported EBITDA[2] by business						
Theme Parks	60,189	7,754	39,979	7,830	82,806	17,803
Cinema Exhibition	17,720	7,522	13,581	4,342	38,413	27,963
Radio	80,794	70,099	66,888	58,957	87,990	77,658
Film Distribution	15,334	16,662	15,334	16,662	15,334	16,662
Film Production	28,976	61,769	(55,820)	1,145	29,773	63,040
Other (includes corporate overheads)	(154,291)	(110,134)	(31,240)	(35,264)	(29,551)	(37,220)
Total	48,722	53,672	48,722	53,672	224,765	165,906

	2007 $'000	2006 $'000
Calculation of Reported EBITDA		
Profit from continuing operations before material items and tax	48,722	53,672
Add (Subtract):		
Depreciation and amortisation	222,338	312,792
Film library and other production amortisation	(168,508)	(277,521)
Finance costs - historical cost basis	126,002	92,241
Finance costs - fair value change on derivatives	6,920	(7,890)
Tax on unit trust distributions	-	4,100
Tax on partnership profits	39	1,263
Interest income	(10,748)	(12,751)
Reported EBITDA (before Minority Interests)	224,765	165,906

CINEMA EXHIBITION BOX OFFICE AND UNDERLYING EBITDA[2] FROM CONTINUING OPERATIONS - $'000

	YEAR ENDED JUNE 2007			YEAR ENDED JUNE 2006		
		UNDERLYING EBITDA			UNDERLYING EBITDA	
Geographical Segment	GROSS BOX OFFICE	100%	VRL GROUP SHARE	GROSS BOX OFFICE	100%	VRL GROUP SHARE
Australia	270,868	64,245	29,429	297,849	60,869	24,710
Singapore	49,949	11,673	5,837	44,085	11,320	5,660
Greece/Czech Republic	60,926	4,735	4,735	57,009	2,789	2,789
Total	381,743	80,653	40,001	398,943	74,978	33,159

Note 1: As outlined in the segment reporting note, certain financing and investing transactions are excluded from the definition of 'segment result' under AASB 114: *Segment Reporting*. These transactions, which mainly comprise interest income, interest expense and profit or loss on sale of assets have been treated as unallocated for 'segment result' purposes (and included in the 'Other' category), but are included in each segment's 'operating result' above. EBITDA has been calculated from each segment's operating result.

Note 2. Underlying EBITDA represents the Village Roadshow Limited group's ("VRL group") equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is the VRL group's share of their post-tax profits.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4613

RECONCILIATION OF REPORTED EBITDA TO PROFIT BEFORE TAX BY DIVISION – CONTINUING OPERATIONS (EXCLUDING MATERIAL ITEMS OF INCOME & EXPENSE) – 2007

	REPORTED EBITDA $'000	DEPRECIATION/ AMORTISATION $'000	NET INTEREST $'000	TAX INCLUDED IN PRE-TAX PROFIT $'000	PROFIT BEFORE TAX $'000
Theme Parks	82,806	(22,874)	(19,953)	-	39,979
Cinema Exhibition	38,413	(20,436)	(4,692)	296	13,581
Radio	87,990	(7,236)	(13,866)	-	66,888
Film Distribution	15,334	-	-	-	15,334
Film Production	29,773	(797)	(84,796)	-	(55,820)
Other (includes corporate overheads)	(29,551)	(2,487)	1,133	(335)	(31,240)
Total	224,765	(53,830)	(122,174)	(39)	48,722

Five Year Financial Summary

	2007 AIFRS	2006 AIFRS	2005 AIFRS	2004 AGAAP	2003 AGAAP
OPERATING RESULTS – CONTINUING OPERATIONS ($'000)					
Sales revenue	1,492,463	1,495,416	1,397,121	2,087,190	1,195,859
EBITDA before material items	224,765	165,906	198,497	230,012	196,419
EBIT before material items	170,935	130,635	164,249	188,922	147,546
Net interest expense (credit)	122,174	71,600	67,419	64,619	38,622
Tax expense (credit), excluding tax on material items	(9,604)	21,947	43,323	30,425	24,376
Net profit excluding material items attributable to members	37,190	17,562	36,204	69,135	60,982
Total dividends declared (ordinary & preference)	92,406	23,114	-	-	-
BALANCE SHEET ($'000)					
Total shareholders' equity	585,751	580,383	672,416	948,718	1,077,993
Net borrowings	1,529,049	1,042,633	967,729	924,127	1,064,650
Funds employed	2,117,926	1,649,446	1,654,247	1,886,306	2,168,241
Total assets	2,792,177	2,226,437	2,189,108	2,463,278	2,904,651
OTHER MAJOR ITEMS ($'000)					
Capital expenditure (including investments)	331,596	116,972	40,536	57,429	106,643
Depreciation & amortisation, excluding production amortisation	53,830	35,271	34,248	41,090	48,873
RATIOS					
Return on average total shareholders' equity (%)	9.75	5.25	7.23	8.15	6.96
EBIT/average funds employed (%)	9.07	7.91	9.28	9.13	8.64
Net borrowings/total shareholders' equity (%)	261.04	179.65	143.92	97.41	98.76
Interest cover (times)	1.29	1.55	2.14	2.48	3.18
PER SHARE CALCULATIONS					
Total EPS excluding material items and discontinued operations (cents per share)	14.32	6.53	12.23	15.14	12.54
Total EPS including material items and discontinued operations (cents per share)	17.36	(15.12)	16.66	11.44	(5.35)
Dividends – ordinary shares (cents per share)	34.0	7.175	-	-	-
Dividends – preference shares (cents per share)	37.0	10.175	-	-	-
Net tangible assets ($ per share)	(3.97)	(2.78)	(2.39)	2.15	1.79
Net tangible assets plus Film Library & Radio Licences ($ per share)	1.01	1.68	1.83	n/a	n/a
OTHER					
Accumulation index* – Ordinary shares (index base 1,000 as at 1 July 2002)	3,245	2,063	2,125	1,500	1,008

* Represents value of $1,000 invested on 1 July 2002 with all dividends reinvested

Note: From 2005 onwards, disclosures are based on Australian Equivalents to International Financial Reporting Standards ("AIFRS"), and 2003 & 2004 disclosures are based on the previous Australian Accounting Standards ("AGAAP").

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Share Register Information

The following information is given to meet the requirements of the Listing Rules of the Australian Securities Exchange Limited.

SUBSTANTIAL SHAREHOLDERS

Name of substantial shareholder	Ordinary shares	%
Village Roadshow Corporation Pty Ltd	79,793,031	57.39%
UBS Nominees Pty Ltd	10,188,802	6.06%

DISTRIBUTION OF SECURITY HOLDERS AS AT 27 SEPTEMBER 2007

Category of holding	Number of holdings	Number of Shares	% Issued Capital
Ordinary Shares			
1-1,000	2,530	1,506,306	1.08
1,001-5,000	1,623	3,967,108	2.85
5,001-10,000	279	2,103,138	1.51
10,001-100,000	173	4,725,077	3.40
100,001 and over	32	126,706,820	91.16
Total	4,637	139,008,449	100.00
Number of holdings less than a marketable parcel (164 shares)	260	19,414	
A Class Preference Shares			
1 - 1,000	1,774	528,104	0.48
1,001 - 5,000	480	1,124,658	1.03
5,001 - 10,000	100	786,287	0.72
10,001 - 100,000	110	3,816,207	3.50
Over 100,001	51	102,770,195	94.27
Total	2,515	109,025,451	100.00
Number of holdings less than a marketable parcel (164 shares)	893	57,821	

VOTING RIGHTS

Ordinary Shares

On a show of hands – one vote per every member present in person or by proxy. On a poll – one vote for every share held.

A Class Preference Shares

On a show of hands – one vote per every member present in person or by proxy.

On a poll – one vote for every share held.

A preference share shall confer no right to vote at any general meeting except in one or more of the following circumstances:

a) on a proposal that affects rights attaching to the preference share;

b) during a period which any dividend payable on the preference share is more than 6 months in arrears;

c) on a proposal to reduce the share capital of the Company;

d) on a proposal to wind up the Company;

e) on a proposal for the sale of the Company's undertaking.

20 LARGEST SECURITY HOLDERS AS AT 27 SEPTEMBER 2007

Ordinary Shares

NAME OF HOLDER	SHARES	%	RANK
Village Roadshow Corporation Pty Limited	79,537,500	57.21	1
J P Morgan Nominees Australia Limited	10,312,901	7.42	2
Brispot Nominees Pty Ltd <House Head Nominee No 1 A/C>	7,275,330	5.23	3
National Nominees Limited	6,521,534	4.69	4
Citicorp Nominees Pty Limited	3,827,684	2.75	5
Credit Suisse Securities (Europe) Ltd <Collateral A/C>	3,500,000	2.52	6
Pan Australian Nominees Pty Limited	3,489,906	2.51	7
ANZ Nominees Limited <Cash Income A/C>	3,359,275	2.42	8
HSBC Custody Nominees (Australia) Limited	2,396,897	1.72	9
Mr Peter Edwin Foo	1,000,000	0.72	10
Equity Trustees Limited <SGH PI Smaller Co's Fund>	877,910	0.63	11
UBS Nominees Pty Ltd	645,928	0.46	12
Fortis Clearing Nominees P/L <Settlement A/C>	445,956	0.32	13
Palace Investment Holdings Pty Ltd	432,945	0.31	14
Irrewarra Investments Pty Ltd <ST2 A/C>	360,000	0.26	15
Kembla No 20 Pty Ltd <John Shuster Retirement A/C>	330,000	0.24	16
CS Fourth Nominees Pty Ltd <Unpaid A/C>	297,775	0.21	17
HSBC Custody Nominees (Australia) Limited – A/C 3	296,594	0.21	18
Braidswood Pty Ltd	257,400	0.19	19
Cynosura Investments Pty Ltd	250,000	0.18	20
Total	125,415,535	90.20	

A Class Preference Shares

NAME OF HOLDER	SHARES	%	RANK
Citicorp Nominees Pty Limited	17,689,850	16.23	1
J P Morgan Nominees Australia Limited	16,498,328	15.13	2
HSBC Custody Nominees (Australia) Limited	12,375,509	11.35	3
National Nominees Limited	8,862,546	8.13	4
HSBC Custody Nominees (Australia) Limited - GSCO ECA	8,857,300	8.12	5
Pan Australian Nominees Pty Limited	8,106,131	7.44	6
UBS Nominees Pty Ltd	7,408,673	6.80	7
ANZ Nominees Limited <Cash Income A/C>	3,957,960	3.63	8
HSBC Custody Nominees (Australia) Limited - A/C 3	2,674,204	2.45	9
Cogent Nominees Pty Limited	2,195,300	2.01	10
Australian United Investment Company Limited	2,000,000	1.83	11
Diversified United Investment Limited	1,500,000	1.38	12
Mr Peter Edwin Foo	800,000	0.73	13
M F Custodians Ltd	700,000	0.64	14
Mr Philip S Leggo + Ms Elizabeth Leggo	550,000	0.50	15
Mr Gregory Basser + Onbass Pty Ltd	533,333	0.49	16
HSBC Custody Nominees (Australia) Limited - GSI ECSA	524,621	0.48	17
Beta Gamma Pty Ltd <Walsh Street Superfund A/C>	500,000	0.46	18
Mr Christopher B Chard	500,000	0.46	19
Mr Joel Pearlman	500,000	0.46	20
Total	96,733,755	88.72	

DIRECTORY

CONTACT INFORMATION

Principal Administrative Office

Village Roadshow Limited
Level 1, 500 Chapel Street
South Yarra Vic 3141
Australia
Ph: 03 9281 1000
Fax: 03 9660 1764

Registered Office

Warner Roadshow Movie World Studios
Pacific Motorway
Oxenford Qld 4210
Australia
Ph: 07 5585 9666
Fax: 07 5573 3666

Home Exchange

Australian Securities Exchange
Riverside Centre
123 Eagle Street
Brisbane Qld 4000
Ph: 1300 300 279
Fax: 1300 300 021

DIVISIONAL OFFICES

Cinema Exhibition

Village Cinemas
Level 1, 500 Chapel Street
South Yarra Vic 3141
Australia
Ph: 03 9281 1000
Fax: 03 9653 1993

Film Distribution

Roadshow Films
Level 1, 1 Garden Street
South Yarra Vic 3141
Australia
Ph: 03 9829 0666
Fax: 03 9653 1999

Radio

Austereo Group Limited
180 St Kilda Road
St Kilda Vic 3182
Ph: 03 9230 1051
Fax: 03 9534 8011

Film Production

Village Roadshow Pictures
Sony Plaza
3400 Riverside Drive
Suite 900
Burbank CA 91505
United States
Ph: 818 260 6000
Fax: 818 260 6001

Theme Parks

Village Roadshow Theme Parks
Pacific Motorway
Oxenford Qld 4210
Australia
Ph: 07 5585 3666
Fax: 07 5573 3666

INVESTOR INQUIRIES

To ensure shareholders and other interested parties can keep up to date on the Company, Village Roadshow Limited has a corporate website. The site contains information on the Company including annual reports, business unit profiles, press releases, result announcements and details of shareholder benefits. The site can be accessed at www.villageroadshow.com.au

Please contact the Company's share registry for all inquiries on your Village Roadshow shareholding, such as

- confirmation of shareholding details; and
- change of address advice.

Share Register

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford Vic 3067
Australia
Ph: 1300 850 505
Fax: 03 9473 2500

DESIGN: COLLIER & ASSOCIATES THE STRATEGIC DESIGN COMPANY #12281

VILLAGE ROADSHOW LIMITED

END